Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on September 30, 2020.

This Amendment No. 1 to the draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Airbnb, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7372	26-3051428
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

888 Brannan Street

San Francisco, California 94103

(855) 424-7262

(Address, Including Zip Code, and Telephone Number, Including

Area Code, of Registrant’s Principal Executive Offices)

Brian Chesky

Chief Executive Officer

Airbnb, Inc.

888 Brannan Street

San Francisco, California 94103

(855) 424-7262

(Name, Address, Including Zip Code, and Telephone Number, Including

Area Code, of Agent for Service)

Copies to:

Tad J. Freese Kathleen M. Wells Anthony J. Richmond Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Kevin P. Kennedy Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Class A common stock, $0.0001 par value per share	$	$

(1)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Explanatory Note

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our unaudited financial statements as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time it is filed publicly. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before publicly filing the registration statement.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                , 2020

Airbnb, Inc.

                     Shares of Class A Common Stock

This is an initial public offering of shares of Class A common stock of Airbnb, Inc. We are offering              shares of our Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price will be between $             and $             per share. We intend to apply to list our Class A common stock on the                      under the symbol “                .”

We have two classes of common stock, Class A and Class B common stock (collectively, our “common stock”). The rights of holders of Class A and Class B common stock are identical, except voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 10 votes and is convertible at any time into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately     % of the voting power of our outstanding capital stock immediately following this offering, with our directors, executive officers, and 5% stockholders and their respective affiliates representing approximately    % of the voting power.

Investing in our Class A common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 21 to read about factors you should consider before buying shares of our Class A common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted to the underwriters the option for a period of 30 days to purchase up to an additional              shares of Class A common stock from us on the same terms as set forth above.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on                     , 2020.

Morgan Stanley	Goldman Sachs & Co. LLC

Allen & Company LLC

Prospectus dated                          , 2020

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission (the “SEC”). Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared. Neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of Class A common stock offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. Our business, results of operations, financial condition, and prospects may have changed since such date.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus and any free writing prospectus must inform themselves about and observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Prospectus Summary

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Airbnb,” the “company,” “we,” “us,” and “our” in this prospectus refer to Airbnb, Inc. and its consolidated subsidiaries.

Airbnb, Inc.

We are eager to tell you the story of Airbnb. Before we start, we want to acknowledge the serious impact of the COVID-19 pandemic on people’s health, safety, and economic well-being. Given this backdrop, we feel incredibly fortunate to be able to tell our story. In it, we will explain how we are addressing today’s challenges, as well as how we are focusing on the opportunities ahead. Our goal is to build an enduring business, and we want to tell you about it, starting at the beginning.

The Beginning

Airbnb started with two designers trying to solve a problem: how to pay their rent.

The year was 2007. Brian and Joe — two of our founders and friends from design school — were looking for a way to cover the cost of their San Francisco apartment. That week, they saw an opportunity. An international design conference was coming to town, and every hotel was sold out. They quickly created a website, AirBedandBreakfast.com, with the hope of renting airbeds in their apartment to attendees of the conference. Three designers, Michael, Kat, and Amol, took them up on their offer and became the first guests of Brian and Joe, our first hosts.

When Brian and Joe told people what they were doing, they thought the idea sounded crazy. “Strangers will never stay in each other’s homes,” they said. But something unexpected happened that first weekend. Brian and Joe treated their guests like old friends from out of town, connecting them to a unique slice of San Francisco that they could never have experienced on their own. Michael, Kat, and Amol came as outsiders, but left feeling like locals. The experience left Brian and Joe feeling something special too — the excitement of sharing the city they loved and seeing their guests form a deep connection to it.

Brian and Joe started thinking: maybe there were more people like Michael, Kat, and Amol who would like to travel this way and more people who would like to host this way. These are the ideas that Airbnb was founded on.

In 2008, Nate, a software engineer, joined Brian and Joe, and together the three founders took on a bigger design problem: how do you make strangers feel comfortable enough to stay in each other’s homes? The key was trust. The solution they designed combined host and guest profiles, integrated messaging, two-way reviews, and secure payments built on a technology platform that unlocked trust, and eventually led to hosting at a global scale that was unimaginable at the time.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

12 Years Later

Today, the idea does not seem so crazy after all. Our more than 4 million hosts now offer everything from a private room in their home to luxury villas, from one night to several months at a time. Hosting has expanded from homes to now include experiences that can be taken in cities all over the world, or even online. In more than 220 countries and regions around the world, our hosts have welcomed over 770 million guest arrivals and have cumulatively earned over $100 billion. “Airbnb” has become synonymous with one-of-a-kind travel on a global scale.

Looking back over the past 12 years, we have done something we hope is even more meaningful: we have helped millions of people satisfy a fundamental human need for connection. And it is through this connection that people can experience a greater sense of belonging. This is at the root of what brought people to Airbnb and is what continues to bring people back.

A New Category

Travel is one of the world’s largest industries, and its approach has become commoditized. The travel industry has scaled by offering standardized accommodations in crowded hotel districts and frequently-visited landmarks and attractions. This one-size-fits-all approach has limited how much of the world a person can access, and as a result, guests are often left feeling like outsiders in the places they visit.

Airbnb has enabled home sharing at a global scale and created a new category of travel. Instead of traveling like tourists and feeling like outsiders, guests on Airbnb can stay in neighborhoods where people live, have authentic experiences, live like locals, and spend time with locals in approximately 100,000 cities around the world. In our early days, we described this new type of travel with the tagline “Travel like a human.” Today, people simply refer to it with a single word: “Airbnb.”

Hosting is at the Center

Hosting is the foundation of the Airbnb experience. Airbnb enables hosts to provide guests access to a vast world of unique homes and experiences that were previously inaccessible, or even undiscovered. The role of the host is about more than opening their door. A great host enables guests to find a deeper connection to the places they visit and the people who live there.

What began with our hosts sharing their spare bedrooms on Airbnb in a few large cities has grown into hosts listing spaces of all kinds, in communities of all sizes, in nearly every corner of the world. Today, hosts even share their interests and talents through Airbnb Experiences.

We believe that we have just scratched the surface of the opportunities that hosting provides. There are many more ways people will want to connect with each other and the world around them, and so we will continue to design and enable new ways to host. No matter what form it takes, hosting will be at the center of Airbnb.

Guests are Members of Our Community

Our hosts have welcomed hundreds of millions of guest arrivals through Airbnb. Our guests are not transactions — they are engaged, contributing members of our community. Once they become a part of Airbnb, guests actively participate in our community, return regularly to our platform to book again, and recommend Airbnb to others who then join themselves. This demand encourages new hosts to join, which in turn attracts even more guests. It is a virtuous cycle — guests attract hosts, and hosts attract guests.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

A Resilient Model

In early 2020, as COVID-19 disrupted travel across the world, Airbnb’s business declined significantly. But within two months, our business model started to rebound, demonstrating its resilience. People wanted to get out of their homes and yearned to travel, but they did not want to go far or to be in crowded hotel lobbies. Domestic travel quickly rebounded on Airbnb around the world as millions of guests took trips closer to home. Stays of longer than a few days started increasing as work-from-home became work-from-any-home on Airbnb.

And just as when Airbnb started during the Great Recession of 2008, we believe that people will continue to turn to hosting to earn extra income. In light of the evolving nature of COVID-19 and the uncertainty it has produced around the world, we do not believe it is possible to predict COVID-19’s cumulative and ultimate impact on our future business, results of operations, and financial condition. COVID-19 has materially adversely affected our recent operating and financial results and may continue to materially adversely impact our long-term operating and financial results. However, we believe that as the world recovers from this pandemic, Airbnb will be a vital source of economic empowerment for millions of people.

We have experienced rapid growth since our founding through 2019. In 2019, we generated Gross Booking Value (“GBV”) of $38.0 billion, representing growth of 29% from $29.4 billion in 2018, and revenue of $4.8 billion, representing growth of 32% from $3.7 billion in 2018. During the nine months ended September 30, 2020, our business was materially impacted by the global COVID-19 pandemic, with GBV of $             , down     % year over year and revenue of $            , down    % year over year.

We have generated $1.0 billion of net cash provided by operating activities and incurred $507.0 million of purchases of property and equipment cumulatively from January 1, 2011 through December 31, 2019, resulting in cumulative positive Free Cash Flow of $520.1 million in the same period. We believe that we are still early in the global shift in consumer preferences toward one-of-a-kind stays and experiences, which provides an opportunity to further grow our community and business. As a result, we have consistently reinvested the Free Cash Flow that we have generated to meet our business needs and expand our operations. During 2019, net cash provided by operating activities was $222.7 million and Free Cash Flow was $97.3 million, compared to net cash provided by operating activities of $595.6 million and Free Cash Flow of $504.9 million in 2018. In addition, during 2019, we had a net loss of $674.3 million and Adjusted EBITDA of $(253.3) million, compared to a net loss of $16.9 million and Adjusted EBITDA of $170.6 million in 2018. During the nine months ended September 30, 2020, our business was materially impacted by COVID-19, with net cash provided by operating activities of $                    , down                     % year over year, Free Cash Flow of $                , down        % year over year, net loss of $                    , down                     % year over year, and Adjusted EBITDA of $            , down        % year over year. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for a reconciliation of Adjusted EBITDA and Free Cash Flow to net loss and net cash provided by operating activities, respectively, the most directly comparable financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”).

Serving Our Stakeholders

Airbnb has five stakeholders and is designed with all of them in mind. Along with employees and shareholders, we serve hosts, guests, and the communities in which they live. We intend to make long-term decisions considering all of our stakeholders because their collective success is key for our business to thrive. Below, we will share more about our hosts, our guests, our communities, and how we serve them.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our Hosts

Who are our hosts?

Airbnb’s hosts are the foundation of our community and business. It is their individuality that makes Airbnb unique. From schoolteachers to artists, our hosts span more than 220 countries and regions and approximately 100,000 cities, and 55% of our hosts are women. As of June 30, 2020, we had 4.1 million hosts around the world.

Our hosts had 7.5 million available listings of homes and experiences as of June 30, 2020, of which 5.7 million were active listings. We consider a listing of a home or an experience to be an “active listing” if it is viewable on Airbnb and has been previously booked at least once on Airbnb. In 2019, 84% of our revenue resulted from stays with existing hosts who had completed at least one guest check-in event (a “check-in”) on or before December 31, 2018. The majority of our hosts come to us organically. In 2019, we added more hosts than any year in our history with 23% of our new hosts first starting out as guests on Airbnb.

Why do they host?

Our hosts have multiple motivations for hosting on Airbnb:

•	Hosts can earn extra income. In a 2019 survey of hosts that we conducted, half of our hosts told us that the supplemental income they generated helped them afford to stay in their homes.

•

Hosts can connect guests to their communities. In the same survey, of the hosts who made recommendations, 87% said that they recommend local restaurants and cafes to their guests, and 82% said they recommend businesses that are locally owned.

•

Hosts can share their skills and passions. Airbnb Experiences allow our hosts to not only share their homes with guests, but also their skills and passions by offering authentic activities in over 1,000 cities around the world.

What do we provide our hosts?

Airbnb is more than just a distribution platform — we are an enablement platform for our more than 4 million hosts. We have designed our platform to give hosts what they need to be successful.

•

Global demand. Because of strong demand from guests around the world, for active listings in 2019 that were new to our platform, 50% received a booking within 4 days of becoming available, and 75% received a booking within 16 days of becoming available.

•

Activation and merchandising. Our product makes it easy for a new host to create, activate, and merchandise their new listing, and we also provide recommendations and tools for hosts to attract incremental demand.

•

Pricing. While hosts set their own prices, we provide hosts with Smart Pricing tools that suggest prices for their listings, and we also provide data insights that include how host occupancy rates compare to other listings on our platform.

•	Scheduling. Hosts can easily manage their calendars and accept, track, and manage their upcoming reservations on our website and mobile apps.

•	Payments. We facilitate all payments on our platform: collecting payments from guests and processing payments to hosts. We also provide tools to hosts to manage and track their earnings.

•	Community support. We have a global community support team to help with issues that arise before, during, or after a stay or experience.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

Host protections. Our host protections include property damage protection and liability coverage. In addition, our trust and safety initiatives include risk scoring, watchlist and background checks, fraud and scam prevention, secure messaging, secure payments, and minimum age requirements.

•	Reviews and feedback. Our platform builds trust by enabling hosts and guests to learn from each other through the reviews they leave following each stay or experience.

•

Superhost program. Our Superhost program recognizes our most active and high-quality hosts. Superhosts typically enjoy higher occupancy rates because guests value the hospitality, quality, and reliability they offer.

Our Guests

Who are our guests?

From young people to retirees, our guests come from a range of cultures and places. They seek everything from budget stays to luxury accommodations in large cities to remote villages. What they often have in common is a curiosity about the world and open-mindedness to other people and cultures.

In 2019, 54 million active bookers worldwide booked 327 million nights and experiences on our platform, and since our founding, there have been over 770 million guest arrivals on Airbnb.

Most of our guests discover Airbnb organically, with     % of all traffic to Airbnb coming through direct or unpaid channels during the twelve months ended September 30, 2020. Guests are highly engaged and contribute value for hosts and other guests: over 68% of guests left reviews of their stays in 2019, and collectively, hosts and guests have written more than                      million cumulative reviews as of September 30, 2020. Many of these guests return to our platform; during 2019, 69% of our revenue was generated by stays from repeat guests.

Why do guests choose Airbnb?

•	Guests can be hosted. Whether guests stay with a host or have a home all to themselves, they can experience the cities they visit the same way locals do.

•

Guests can visit real neighborhoods. From visiting local neighborhood coffeehouses, shops, grocers, restaurants, bakeries, parks, hikes, and bike paths, guests can feel like part of a local community and discover a world right outside their door.

•

Guests can stay in unique spaces. We believe we offer more unique homes than any other platform and that the majority of our listings, from igloos to treehouses, and castles to boats, are only available on Airbnb.

•	Guests can feel at home. Spaces on Airbnb have all the amenities of a place you can call home, such as living rooms, kitchens, and backyards.

•

Guests can find superior value. Based on our survey data, a majority of guests tell us they choose Airbnb to save money while traveling, as listings on Airbnb often provide greater value through more space and amenities than options like chain hotels that typically provide only single rooms.

•

Guests can take any type of trip. From nearby stays to international vacations, family gatherings to corporate meetings, and weekend getaways to multi-month stays, Airbnb offers a wide range of accommodations for all types of trips.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

Guests can stay anywhere. Our hosts offer listings for guests in approximately 100,000 cities, many of which are not served by hotels, and according to a report that we commissioned in 2018, even in popular destinations, at least two-thirds of our guest arrivals take place outside of traditional tourist districts.

•

Guests can have authentic experiences. From making handmade pasta in Rome to studying music history in Havana, Airbnb Experiences offer tens of thousands of experiences in communities around the world.

•

Guests can rely on a trusted platform. Guests can rely on reviews to give them confidence about what they are booking, community support to help with issues arising before, during, or after a stay or experience, as well as our guest guarantee that Airbnb will rebook or refund a guest if a listing does not meet our accuracy standards.

Our Communities

In 2007, we began with a single listing on Rausch Street in San Francisco’s SOMA district. Today, Airbnb operates in approximately 100,000 cities, ranging from large cities to small towns and rural communities, in more than 220 countries and regions around the world. Our business is intertwined with these communities, and we are focused on seeing them thrive.

How do we serve the communities in which we operate?

•	We create economic stimulus. Between host income and guest discretionary spending, we believe the majority of the economic activity on Airbnb remains in the neighborhoods where guests stay.

•

We are committed to being good partners. We have invested in creating tools to help cities to more effectively enforce their regulations, and we have worked with thousands of local regulators, policymakers, and other local leaders to engage with the communities in which we operate.

•

We offer support in times of need. We have created a program through which hosts offer their spaces to people in need and, to date, hosts in 90 countries have housed 70,000 people recovering from natural disasters, international refugees, or more recently, frontline responders during COVID-19.

Our System of Trust

One of our core innovations has been the design of a system that allows millions of strangers to trust one another. The system for trust that we have designed includes: reviews, secure messaging and account protection, risk scoring, secure payments, watchlist and background checks, cleanliness protocols, fraud and scam prevention, insurance and protections, age restrictions, an urgent safety line, a 24/7 neighborhood support line, and our guest refund policy.

Our Market Opportunity

We have a substantial market opportunity in the growing travel market and experience economy. We estimate our serviceable addressable market (“SAM”) today to be $1.5 trillion, including $1.2 trillion for short-term stays and $239 billion for experiences. We estimate our total addressable market (“TAM”) to be $3.4 trillion, including $1.8 trillion for short-term stays, $210 billion for long-term stays, and $1.4 trillion for experiences.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

We have estimated key components of our SAM and TAM using 2019 actual figures and believe our market opportunity can grow over the long term at the rate of travel spending. While the current travel market remains unpredictable, we believe estimates made prior to the COVID-19 pandemic to be the best representation of our long-term travel opportunity.

Our Strengths

We have six core strengths that helped Airbnb create a new category and give us a competitive advantage:

•

Unique host community. The more than 4 million hosts in our community are as unique as the homes and experiences they share, with the majority of our 5.7 million active listings only available on Airbnb.

•

Engaged guest community. Our hosts have welcomed hundreds of millions of guest arrivals through Airbnb. Our guests come directly to our platform, actively participate in our community, and return regularly to book again.

•	Globally recognized brand. Our brand is recognized globally, and “Airbnb” is used as a noun and a verb in countries all over the world.

•	Global network. Hosts and guests attract each other to Airbnb, creating a global network across more than 220 countries and regions.

•

Custom-built platform. Our technology platform was built for the unique needs of our hosts and guests; it allows us to quickly adapt to what our hosts and guests around the world require and delivers deep business intelligence insights to help us manage our marketplace.

•	Design-driven approach. Since the beginning, design has been at the core of everything we do, and it has enabled us to create a new category.

Our Long-Term Growth Strategy

Our strategy is to continue to invest in our key strengths:

•

Unlock more hosting. In order to have enough selection for guests booking on our platform, we will continue to invest in growing the size and quality of our host community. We believe that we have just scratched the surface of the opportunities that hosting can provide.

•

Grow and engage our guest community. We intend to attract new guests to Airbnb and convert more of them into brand advocates. We will continue to focus on engaging our existing guests to return to book and to use Airbnb with more frequency.

•	Invest in our brand. We intend to invest more deeply in our brand to educate new hosts and guests on the benefits of Airbnb and the uniqueness of our offering.

•

Expand our global network. We plan to expand our global network in the countries in which we already have a deep presence, as well as to expand into markets where our penetration is lower, such as India, China, Latin America, Southeast Asia, and tens of thousands of smaller markets and remote areas around the world.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

Innovate on our platform. We will innovate to improve our host and guest experience, making Airbnb more accessible and appealing for new hosts and guests and driving increased engagement and loyalty with our existing community.

•

Design new products and offerings. We will design new opportunities for connection. As the world continues to change, we will continue to bring together new technologies with our design expertise to expand possibilities for our hosts and offer new experiences for our guests.

Recent Developments

COVID-19 Has Had a Disproportionately Negative Effect on the Travel Industry

The COVID-19 pandemic has resulted in global travel restrictions and a corresponding significant reduction in travel. While many industries have been adversely impacted, travel has been disproportionately affected, as governments have implemented travel restrictions and as people have become reluctant to travel irrespective of such restrictions.

Prior to the outbreak, we had seen strong year-over-year growth in Nights and Experiences Booked in the first three weeks of the year. Nights and Experiences Booked represents the sum of the total number of nights booked for stays and the total number of seats booked for experiences, net of cancellations and alterations that occurred in that period. We first saw the impact of COVID-19 in China in the last week of January, which when contained to China, had a minor impact on the entire business. The outbreak spread throughout Asia, and then through Europe, North America, and the rest of the world by the end of the first quarter of 2020. In order to protect our business from these near-term market disruptions and the prospect of a prolonged business impact, we raised $2.0 billion in the form of term loans in April 2020 and took action to dramatically reduce our operating expenses as described below. We believe these incremental funds and our rapid management of expenses, in addition to our existing cash position, will help us to prudently manage our business through the effects of the COVID-19 pandemic.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

COVID-19 Impact on our Business

To provide additional information on the impact of the COVID-19 pandemic on our business, we have included below the year-over-year comparisons of monthly booking and cancellation trends in the fourth quarter of 2019 and the first and second quarters of 2020.

	Monthly Gross Booking Trends

	2019			2020
	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun

	(in millions, except percentages and gross daily rate)

Gross nights and experiences booked	30.5	28.3	28.4	38.3	32.8	19.0	8.7	16.4	26.0

YoY Growth %	31%	30%	35%	25%	17%	(42)%	(72)%	(50)%	(21)%

(-) Cancellations and alterations	3.9	3.6	3.9	5.0	4.9	23.1	9.4	7.2	6.5

Cancellations and alterations as a % of gross nights and experiences booked	13%	13%	14%	13%	15%	122%	108%	44%	25%

Nights and Experiences Booked*	26.6	24.7	24.5	33.3	27.9	(4.1)	(0.7)	9.2	19.5

YoY Growth %	31%	30%	35%	22%	12%	(114)%	(103)%	(68)%	(31)%

Gross daily rate	$110.2	$110.2	$110.4	$122.5	$122.6	$104.4	$91.7	$135.7	$145.7

YoY Growth %	(1)%	(1)%	0%	0%	1%	(12)%	(21)%	18%	27%

Gross Booking Value*	$2,995.8	$2,781.5	$2,761.1	$4,192.7	$3,516.4	$(940.2)	$(597.0)	$1,052.8	$2,740.9

YoY Growth %	30%	29%	35%	24%	15%	(127)%	(119)%	(69)%	(17)%

*	We define both key metrics (Nights and Experiences Booked and Gross Booking Value) as net of cancellations and alterations.

•

Gross nights and experiences booked materially contracted on a year-over-year basis, with a low in April, down 72% year over year. From April through June, we saw a steady rebound in gross nights and experiences booked before cancellations and alterations, which were down 21% in June relative to the same period in the prior year.

•

Cancellations and alterations of previously booked trips increased dramatically after the COVID-19 outbreak, as guests were either unable to travel or uncomfortable doing so. While the number of nights and experiences cancelled in January was 13% of the gross nights and experiences booked that month, the number of nights and experiences cancelled in March and April exceeded the number of gross nights and experiences booked during those months.

•

Nights and Experiences Booked was negative in March and April. By May, gross nights and experiences booked had begun to recover, while cancellations and alterations began to fall, resulting in a return to positive Nights and Experiences Booked in May and June.

•

Gross daily rate increased in May and June. Gross daily rate represents GBV per Night and Experience Booked, all before cancellations and alterations. This measure is a useful proxy for the average daily rate (“ADR”) trend over this period; because the net metrics reflect elevated cancellations and were

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negative in March and April, the net daily rate was not meaningful for those periods. The increase in gross daily rate in May and June was driven by faster recovery in North America and Europe, the Middle East, and Africa (“EMEA”), which have historically higher daily rates than Latin America and Asia Pacific. The gross daily rate was also impacted by a mix shift toward entire home listings in non-urban destinations, which have higher daily rates.

•

Gross Booking Value declined and rebounded as a result of the trends described above. In June, GBV was down 17% on a year-over-year basis, less than the 31% decline in Nights and Experiences Booked due to the growth in gross daily rate. GBV reflects bookings made in a period for future nights or experiences and is a leading metric for revenue, which is recognized during the period that stays and experiences occur.

We expect continued volatility in these trends and fluctuations from month to month as the recovery from COVID-19 is not linear across geographies, and it is not certain the recovery will continue.

Multiple Resilient Categories Were Less Impacted and Showed Strong Recovery

We believe that the COVID-19 pandemic reinforced that travel is an enduring human desire, even in the face of challenges. People have increasingly sought travel options closer to home during COVID-19, and Airbnb’s offerings are well suited to adapt to this changing dynamic. We offer all types of accommodations, allowing guests to find spaces suited to their individual needs under these circumstances. We have worked closely with our hosts, guests, and communities to prioritize and support safe and responsible travel during these challenging times and have adapted our offerings for changing trends in travel and experiences.

We believe that the recovery in May and June is not only attributable to the renewed ability and willingness for guests to travel during these months but also to the resilience of our hosts and business model. From December 31, 2019 through June 30, 2020, active listings remained constant at 5.7 million despite the decline in booking activity on our platform due to COVID-19. Against an otherwise highly negative travel backdrop, there are several areas of our business that have shown resilience, notably, domestic travel, short-distance travel, travel outside of our top 20 cities, and long-term stays. While we believe that travel will change as a result of COVID-19, the adaptability of our business suggests that we are well-positioned to serve this dynamic market in several ways:

•

Domestic travel represents travel within the same country, when the guest’s origin country is the same as the destination country. While air and cross-border international travel has been significantly impacted by COVID-19, domestic travel around the world has been extremely resilient.

•

Short-distance travel within 50 miles of guest origin has been highly resilient, even at the peak of the business interruption in April. We have also seen stays between 50 miles and 500 miles from guest origin recover.

•	Travel outside of our top 20 cities (based on 2019 GBV) has been more resilient than those booked in our top 20 cities.

•

Long-term stays are stays on our platform of at least 28 nights. Long-term stays were one of our fastest growing categories in 2019 as guests increasingly chose Airbnb listings to meet their need for stays of greater length.

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COVID-19 Cost Reductions Position Our Business for Improved Financial Performance

In response to the spread of COVID-19 and the resulting material decrease in GBV, we undertook an internal review of our cost structure, ultimately making changes to improve the strength of our business in the long term. We rapidly made changes to manage our expenses in a period of material business interruption, which included the following, among others:

•	Suspending substantially all discretionary marketing program spend;

•	Reducing full-time employee headcount by approximately 25%;

•	Setting expectation of no employee bonuses for 2020 and reducing executive team member salaries;

•	Significantly reducing all discretionary spend;

•	Suspending all facilities build-outs and significantly reducing capital expenditures; and

•	Significantly reducing our contingent workforce.

These headcount reductions and other restructuring actions are expected to result in charges for 2020 ranging between $110 million and $120 million. We believe these changes should allow us to more effectively manage our business and improve our financial operating results.

Risk Factors Summary

Our business is subject to a number of risks and uncertainties of which you should be aware before making a decision to invest in our Class A common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•

The COVID-19 pandemic and the impact of actions to mitigate the COVID-19 pandemic have materially adversely impacted and could continue to materially adversely impact our business, results of operations, and financial condition.

•

We have incurred net losses in each year since inception, and we may not be able to achieve profitability. We incurred net losses of $70.0 million, $16.9 million, $674.3 million, and $                 for the years ended December 31, 2017, 2018, and 2019, and nine months ended September 30, 2020, respectively. Our accumulated deficit was $1.4 billion and $                 as of December 31, 2019 and September 30, 2020, respectively.

•	Our Adjusted EBITDA and Free Cash Flow have been declining, and this trend could continue.

•	Our revenue growth rate has slowed, and we expect it to continue to slow in the future.

•

If we fail to retain existing hosts or add new hosts, or if hosts fail to provide high-quality stays and experiences, our business, results of operations, and financial condition would be materially adversely affected.

•	If we fail to retain existing guests or add new guests, our business, results of operations, and financial condition would be materially adversely affected.

•

Any further and continued decline or disruption in the travel and hospitality industries or economic downturn would materially adversely affect our business, results of operations, and financial condition.

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Pursuant to 17 C.F.R. Section 200.83

•	The business and industry in which we participate are highly competitive, and we may be unable to compete successfully with our current or future competitors.

•

Laws, regulations, and rules that affect the short-term rental and home sharing business may limit the ability or willingness of hosts to share their spaces over our platform and expose our hosts or us to significant penalties, which could have a material adverse effect on our business, results of operations, and financial condition.

•

We are subject to a wide variety of complex, evolving, and sometimes inconsistent and ambiguous laws and regulations that may adversely impact our operations and discourage hosts and guests from using our platform, and that could cause us to incur significant liabilities including fines and criminal penalties, which could have a material adverse effect on our business, results of operations, and financial condition.

•

Our substantial level of indebtedness could materially adversely affect our financial condition. We had no indebtedness as of December 31, 2019 and outstanding indebtedness of $                 as of September 30, 2020.

•

At the time of the offering, we expect to recognize stock-based compensation expense of approximately $                 for which the service-based vesting condition was satisfied or partially satisfied as of                      and for which we expect the liquidity-based vesting condition to be satisfied in connection with this offering.

Corporate Information

We were incorporated on June 27, 2008 as AirBed & Breakfast, Inc., a Delaware corporation. On November 15, 2010, we changed our name to Airbnb, Inc. Our principal executive offices are located at 888 Brannan Street, San Francisco, California 94103, and our telephone number is (855) 424-7262. Our website address is www.airbnb.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Investors should not rely on any such information in deciding whether to purchase our Class A common stock.

The Airbnb design logo, “Airbnb,” and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are the property of Airbnb, Inc. Solely for convenience, our trademarks, tradenames, and service marks referred to in this prospectus appear without the ®, TM, and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, tradenames, and service marks. This prospectus contains additional trademarks, tradenames, and service marks of other companies that are the property of their respective owners.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Offering

Class A common stock offered by us	shares

Option to purchase additional shares of Class A common stock offered by us	shares

Class A common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full)

Class B common stock to be outstanding after this offering	shares

Total Class A and Class B common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full)

Voting rights	We have two classes of common stock, Class A and Class B common stock. The rights of holders of Class A and Class B common stock are identical, except voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 10 votes and is convertible at any time into one share of Class A common stock.

The holders of our outstanding Class B common stock will hold % of the voting power of our outstanding capital stock following this offering, with our directors, executive officers, and 5% stockholders and their respective affiliates holding approximately % of the voting power. These holders will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. See the section titled “Description of Capital Stock” for additional information.

Use of proceeds	We estimate that that we will receive net proceeds from this offering of approximately $ million (or $ million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), based upon an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price per share of $        , which is the midpoint of the

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price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $         million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase or decrease in the number of shares of Class A common stock offered in this offering would increase or decrease the net proceeds to us from this offering by approximately $         million, assuming that the initial public offering price per share remains at $        , which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We intend to use $ of the net proceeds to satisfy a portion of the anticipated tax withholding and remittance obligations related to the RSU Settlement (as defined below). We will have broad discretion in the way that we use the net proceeds of this offering. See the section titled “Use of Proceeds” for additional information.

Risk factors	See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Proposed symbol	“ ”

The number of shares of our common stock to be outstanding after this offering is based on              shares of Class A common stock and             shares of Class B common stock (after giving effect to the Preferred Stock Conversion (as defined below) and the RSU Settlement) outstanding as of September 30, 2020, and excludes:

•

            shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of September 30, 2020, with a weighted-average exercise price of $            per share, pursuant to our 2008 Equity Incentive Plan (“2008 Plan”);

•

            shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of September 30, 2020, with a weighted-average exercise price of $             per share, pursuant to our 2018 Equity Incentive Plan (“2018 Plan”);

•	shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock that were outstanding as of September 30, 2020, with a weighted-

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Pursuant to 17 C.F.R. Section 200.83

average exercise price of $ per share, pursuant to our Hotel Tonight, Inc. 2011 Equity Incentive Plan (“Hotel Tonight Plan”);

•

            restricted stock units (“RSUs”) covering shares of our Class B common stock that are issuable upon satisfaction of service-based and liquidity-based vesting conditions outstanding as of September 30, 2020, for which the service-based condition was not yet satisfied as of September 30, 2020, pursuant to our 2008 Plan;

•

            RSUs covering shares of our Class B common stock that are issuable upon satisfaction of service-based and liquidity-based vesting conditions outstanding as of September 30, 2020, for which the service-based condition was not yet satisfied as of September 30, 2020, pursuant to our 2018 Plan;

•

            RSUs covering shares of our Class A common stock that are issuable upon satisfaction of service-based and liquidity-based vesting conditions outstanding as of September 30, 2020, for which the service-based condition was not yet satisfied as of September 30, 2020, pursuant to our Hotel Tonight Plan;

•

            RSUs covering shares of our Class B common stock that are issuable upon satisfaction of service-based vesting conditions outstanding as of September 30, 2020, for which the service-based condition was not yet satisfied as of September 30, 2020, pursuant to our 2018 Plan;

•

            shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were granted after September 30, 2020, with a weighted-average exercise price of $             per share, pursuant to our 2018 Plan;

•	RSUs covering shares of our Class B common stock that are issuable upon satisfaction of service-based vesting conditions that were granted after September 30, 2020, pursuant to our 2018 Plan;

•

            shares of Class A common stock issuable upon the exercise of warrants to purchase shares of Class A common stock outstanding as of September 30, 2020, with a weighted-average exercise price of $             per share;

•

            shares of our Class A common stock reserved for future issuance under our 2020 Incentive Award Plan (“2020 Plan”), which will become effective on the date immediately prior to the date our registration statement of which this prospectus forms a part becomes effective; and

•

            shares of our             common stock reserved for future issuance under our Employee Stock Purchase Plan (“ESPP”), which will become effective on the date immediately prior to the date our registration statement of which this prospectus forms a part becomes effective.

Our 2020 Plan and ESPP each provides for annual automatic increases in the number of shares reserved thereunder, and our 2020 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our 2008 Plan and 2018 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Compensation Discussion and Analysis—Executive Compensation Tables—Equity Plans—2020 Incentive Award Plan.”

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Except as otherwise indicated, all information in this prospectus assumes or gives effect to:

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•

the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of             shares of our Class B common stock, including             shares of common stock issuable pursuant to the anti-dilution adjustment provisions relating to our Series C redeemable convertible preferred stock, the conversion of which will occur immediately prior to the completion of this offering (the “Preferred Stock Conversion”);

•

the net issuance of             shares of our Class B common stock upon the vesting and settlement of RSUs, for which the service-based vesting condition was satisfied as of September 30, 2020 and for which we expect the liquidity-based vesting condition to be satisfied in connection with this offering, after withholding an aggregate of             shares to satisfy associated estimated income tax obligations (based on the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and an assumed        % tax withholding rate) (the “RSU Settlement”);

•	no exercise of the outstanding options or settlement of outstanding RSUs except as described above;

•	no exercise of the outstanding warrants described above; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our Class A common stock.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Summary Consolidated Financial and Other Data

The following tables summarize our consolidated financial and other data. The summary consolidated statements of operations data for the years ended December 31, 2017, 2018, and 2019 and consolidated balance sheet data as of December 31, 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following summary consolidated financial and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,

	2017	2018	2019

	(in thousands, except per share amounts)

Consolidated Statements of Operations Data:

Revenue	$2,561,721	$3,651,985		$4,805,239

Costs and expenses:

Cost of revenue	647,690	864,032		1,196,313

Operations and support(1)	395,739	609,202		815,074

Product development(1)	400,749	579,193		976,695

Sales and marketing(1)	871,749	1,101,327		1,621,519

General and administrative(1)	327,156	479,487		697,181

Total costs and expenses	2,643,083	3,633,241		5,306,782

Income (loss) from operations	(81,362)	18,744		(501,543)

Interest income	32,102	66,793		85,902

Interest expense	(16,403)	(26,143)		(9,968)

Other income (expense), net	6,564	(12,361)		13,906

Income (loss) before income taxes	(59,099)	47,033		(411,703)

Provision for income taxes	10,947	63,893		262,636

Net loss	$(70,046)	$(16,860)		$(674,339)

Net loss per share attributable to Class A and Class B common stockholders, basic and diluted(2)	$(0.55)	$(0.13)		$(5.18)

Weighted-average shares used in computing net loss per share attributable to Class A and Class B common stockholders, basic and diluted(2)	127,503	128,163		130,278

Pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted (unaudited)(2)			$

Weighted-average shares used in computing pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted (unaudited)(2)

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Pursuant to 17 C.F.R. Section 200.83

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,

	2017	2018	2019

	(in thousands)

Operations and support	$1,841	$1,968	$817

Product development	20,309	33,895	56,632

Sales and marketing	5,997	12,465	23,919

General and administrative	10,210	5,565	16,179

Total stock-based compensation expense	$38,357	$53,893	$97,547

(2)

See Notes 2 and 15 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share attributable to common stockholders for 2017, 2018, and 2019 and pro forma basic and diluted net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

	As of December 31, 2019

	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)

		(unaudited)

	(in thousands)

Consolidated Balance Sheet Data:

Cash, cash equivalents and marketable securities	$ 3,074,388

Funds receivable and amounts held on behalf of customers	3,145,457

Working capital(4)	1,327,679

Total assets	8,310,119

Funds payable and amounts payable to customers	3,145,457

Total liabilities	5,886,302

Redeemable convertible preferred stock	3,231,502

Additional paid-in capital	617,703

Accumulated deficit	(1,420,991)

Total stockholders’ equity (deficit)	(807,685)

(1)

The pro forma column in the consolidated balance sheet data table above reflects (i) the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of             shares of Class B common stock, including             shares of common stock issuable pursuant to the anti-dilution adjustment provisions relating to our Series C redeemable convertible preferred stock, as if such conversion had occurred on December 31, 2019, (ii) the net issuance of             shares of our Class B common stock upon the vesting and settlement of RSUs, for which the service-based vesting condition was satisfied as of December 31, 2019 and for which we expect the liquidity-based vesting condition to be satisfied in connection with this offering, after withholding an aggregate of              shares to satisfy associated estimated income tax obligations (based on the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and an assumed    % tax withholding rate), (iii) the related increase in liabilities and corresponding decrease in additional paid-in capital for the associated tax liabilities related to the net settlement of the RSUs, (iv) stock-based compensation expense of $             related to RSUs for which the service-based vesting condition was satisfied or partially satisfied as of December 31, 2019 for which we expect the liquidity-based vesting condition to be satisfied in connection with this offering, reflected as an increase to additional paid-in capital and accumulated deficit, and (v) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware, which will occur immediately prior to the completion of this offering.

(2)

The pro forma as adjusted column reflects: (i) the pro forma adjustments set forth in footnote (1) above and (ii) the sale of              shares of our Class A common stock in this offering at an assumed initial public offering price per share of $             , which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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(3)

The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price per share of $             , which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash, cash equivalents and marketable securities, working capital, total assets, additional paid-in capital, and total stockholders’ equity by approximately $             million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase or decrease in the number of shares of Class A common stock offered in this offering would increase or decrease, as applicable, each of our pro forma as adjusted cash, cash equivalents and marketable securities, working capital, total assets, additional paid-in capital, and total stockholders’ equity by approximately $             million, assuming that the initial public offering price per share remains at $             , which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)

We define working capital as current assets less current liabilities. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Key Business Metrics

We review the following key business metrics to measure our performance, identify trends, formulate financial projections, and make strategic decisions. We are not aware of any uniform standards for calculating these key metrics, which may hinder comparability with other companies that may calculate similarly titled metrics in a different way.

	Year Ended December 31,

	2017	2018	2019

	(in millions)

Nights and Experiences Booked(1)	185.8	250.3	326.9

Gross Booking Value(2)	$ 20,975.3	$ 29,440.7	$ 37,962.6

(1)

Nights and Experiences Booked on our platform in a period represents the sum of the total number of nights booked for stays and the total number of seats booked for experiences, net of cancellations and alterations that occurred in that period.

(2)

Gross Booking Value represents the dollar value of bookings on our platform in a period and is inclusive of host earnings, service fees, cleaning fees, and taxes, net of cancellations and alterations which occurred during that period.

For additional information about our key business metrics, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures.”

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Non-GAAP Financial Measures

The following table summarizes certain financial measures that are not calculated and presented in accordance with GAAP (“non-GAAP financial measures”), along with the most directly comparable GAAP measure, for each period presented below. In addition to our results determined in accordance with GAAP, we believe the following non-GAAP financial measures are useful in evaluating our operating performance. We use the following non-GAAP financial information, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes.

	Year Ended December 31,

	2017	2018	2019

	(in millions)

Net loss	$(70.0)	$(16.9)	$(674.3)

Adjusted EBITDA(1)	$60.0	$170.6	$(253.3)

Net cash provided by operating activities	$251.2	$595.6	$222.7

Free Cash Flow(2)	$151.0	$504.9	$97.3
(1)

Adjusted EBITDA is defined as net income or loss adjusted for (i) provision for income taxes; (ii) interest income, interest expense, and other income (expense), net; (iii) depreciation and amortization; (iv) stock-based compensation expense; and (v) net changes to the reserves for lodging taxes for which we may be held jointly liable with hosts for collecting and remitting such taxes.

(2)	Free Cash Flow is defined as net cash provided by operating activities less purchases of property and equipment.

For additional information about these non-GAAP financial measures and reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see the sections titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Financial Measures.”

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Risk Factors

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our Class A common stock. If any of the risks actually occur, our business, results of operations, financial condition, and prospects could be harmed. In that event, the trading price of our Class A common stock could decline, and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Business

The COVID-19 pandemic and the impact of actions to mitigate the COVID-19 pandemic have materially adversely impacted and could continue to materially adversely impact our business, results of operations, and financial condition.

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. In an attempt to limit the spread of the virus, governments have imposed various restrictions, including emergency declarations at the federal, state, and local levels, school and business closings, quarantines, “shelter at home” orders, restrictions on travel, limitations on social or public gatherings, and other social distancing measures, which have had and may continue to have a material adverse impact on our business and operations and on travel behavior and demand.

The COVID-19 pandemic, which has required and may continue to require cost reduction measures, has materially adversely affected our near-term operating and financial results and may continue to materially adversely impact our long-term operating and financial results. In light of the evolving nature of COVID-19 and the uncertainty it has produced around the world, we do not believe it is possible to predict the COVID-19 pandemic’s cumulative and ultimate impact on our future business, results of operations, and financial condition. The extent of the impact of the COVID-19 pandemic on our business and financial results will depend largely on future developments, including the duration and extent of the spread of COVID-19 both globally and within the United States, the prevalence of local, national, and international travel restrictions, significantly reduced flight volume, the impact on capital and financial markets and on the U.S. and global economies, foreign currencies exchange, and governmental or regulatory orders that impact our business, all of which are highly uncertain and cannot be predicted. Moreover, even after shelter-in-place orders and travel advisories are lifted, demand for our offerings, particularly those related to cross-border travel, may remain depressed for a significant length of time, and we cannot predict if and when our offerings will return to pre-COVID-19 demand levels. In addition, we cannot predict the impact the COVID-19 pandemic has had and will have on our business partners and third-party vendors and service providers, and we may continue to be materially adversely impacted as a result of the material adverse impact our business partners and third-party vendors suffer now and in the future. To the extent the COVID-19 pandemic continues to materially adversely affect our business, results of operations, and financial condition, it may also have the effect of heightening many of the other risks described in these “Risk Factors” or elsewhere in this prospectus. Any of the foregoing factors, or other cascading effects of the COVID-19 pandemic that are not currently foreseeable, could materially adversely impact our business, results of operations, and financial condition.

In response to the economic challenges and uncertainty resulting from the COVID-19 pandemic and its impact on our business, in May 2020, we announced a reduction in our workforce of approximately 1,800

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employees. This reduction in workforce particularly impacted our marketing, design, customer service, transportation, Airbnb Studios, Hotels, and Airbnb Luxe teams. This reduction in workforce also resulted in the loss of institutional knowledge, relationships, and expertise for critical roles, which may not have been effectively transferred to continuing employees and may divert attention from operating our business, create personnel capacity constraints, and hamper our ability to grow, develop innovative products, and compete. Any of these impacts could materially adversely impact our business and reputation and impede our ability to operate or meet strategic objectives. This could lead to reduced employee morale and productivity, increased attrition, and problems retaining existing and recruiting future employees, all of which could have a material adverse impact on our business, results of operations, and financial condition. We also incurred significant severance expenses as a result of this reduction in workforce that will materially adversely impact our financial results in 2020.

Most of our employees and third-party vendors and service providers are working remotely, and it is possible that widespread remote work arrangements could have a materially negative impact on host and guest satisfaction resulting from potential delays or slower than usual response times in receiving assistance from our customer support organization. The negative impact on our hosts’ and guests’ satisfaction could adversely impact our operations, the execution of our business plans, and productivity and availability of key personnel and other employees necessary to conduct our business, and of third-party service providers that perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices necessitated by the COVID-19 pandemic and related governmental actions. If a natural disaster, power outage, connectivity issue, or other event occurs that impacts our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in material consumer privacy, information technology security, and fraud risks. In addition, depending on the duration and extent of the remote work arrangements, we may incur impairment charges related to our real property lease agreements. The manner in which we have adjusted our business following the COVID-19 pandemic is based on our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities, and may be subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments.

We have incurred net losses in each year since inception, and we may not be able to achieve profitability.

We incurred net losses of $70.0 million, $16.9 million, $674.3 million, and $                 million for the years ended December 31, 2017, 2018, and 2019 and the nine months ended September 30, 2020, respectively. As of December 31, 2019 and September 30, 2020, we had an accumulated deficit of $1.4 billion and $                 billion, respectively. Historically, we have invested significantly in efforts to grow our host and guest community, introduced new or enhanced offerings and features, increased our marketing spend, expanded our operations, hired additional employees, and enhanced our platform. Beginning in the second quarter of 2020, as a result of COVID-19 pandemic, we have significantly reduced our fixed and variable costs including a reduction in force and a suspension of substantially all discretionary marketing program spend. However, overall, we expect to resume making significant investments in our business and our host and guest community, including improvements to our payments systems, trust and safety on our platform, technology, and infrastructure in the future. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. In particular, we expect the ongoing economic impact from the COVID-19 pandemic to have a material adverse impact on our revenue and financial results for 2020 and beyond. While we are enacting measures to reduce our expenses, we expect to incur a significant net loss for 2020 as a result of the COVID-19 pandemic, and we expect to utilize a portion of our cash to support our operations in 2020 resulting from a material decrease in bookings and revenue as compared to 2019.

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Certain of our offerings and certain regions in which we operate result in listings with lower service fees and will require significant additional investments from us, which could have a materially negative impact on our overall operating margins as these offerings and regions increase in size over time relative to other areas in which we operate. For example, seats for Airbnb Experiences are generally booked at lower prices than nights booked for stays. In addition, we have changed, and may in the future reduce, our service fees for strategic or competitive reasons. Any failure to increase our revenue or any failure to manage the increase in our operating expenses could prevent us from achieving or sustaining profitability as measured by net income, operating income, or Adjusted EBITDA.

We have granted RSUs to our employees and certain non-employees, with substantially all of such RSUs vesting upon the satisfaction of both a service-based vesting condition and a liquidity-based vesting condition. During the quarter in which this offering is completed, we will begin recording stock-based compensation expense for these RSUs with a liquidity-based vesting condition. If this offering had occurred on September 30, 2020, we would have recognized $                 billion of cumulative stock-based compensation expense related to RSUs for which the service-based vesting condition was satisfied or partially satisfied, and the remaining unrecognized stock-based compensation expense relating to these RSUs would have been $                 billion as of September 30, 2020. At the time of the offering, we expect to recognize stock-based compensation expense of approximately $                 for which the service-based vesting condition was satisfied or partially satisfied as of                  and for which we expect the liquidity-based vesting condition to be satisfied in connection with this offering. Following this offering, our future operating expenses, particularly during the quarter in which this offering is completed, will include a substantial amount of stock-based compensation expense with respect to these RSUs, as well as any other equity awards we have granted and may grant in the future, which will have a material adverse effect on our ability to achieve profitability. For additional information, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-Based Compensation — Restricted Stock Units.”

Our Adjusted EBITDA and Free Cash Flow have been declining, and this trend could continue.

We had Adjusted EBITDA of $60.0 million, $170.6 million, $(253.3) million, and $                 million for the years ended December 31, 2017, 2018, and 2019 and for the nine months ended September 30, 2020, respectively. Our Free Cash Flow was $151.0 million, $504.9 million, $97.3 million, and $                 million for the years ended December 31, 2017, 2018, and 2019 and for the nine months ended September 30, 2020, respectively. Our Adjusted EBITDA and Free Cash Flow declined in 2019, as a result of our decision to make 2019 a year in which we made significant investments in new product and growth initiatives, including in China, and to improve our technical infrastructure. As a result of the COVID-19 pandemic and the resulting impact on the travel industry, we have experienced further declines in 2020. Other adverse developments in our business, including lower than anticipated revenue, higher than anticipated operating expenses, and net unfavorable changes in working capital, could hinder our ability to reverse the recent negative trend in our Adjusted EBITDA and Free Cash Flow. If our future Adjusted EBITDA or Free Cash Flow fail to meet investor or analyst expectations, it is likely to have a materially negative effect on our stock price. Adjusted EBITDA and Free Cash Flow are supplemental metrics that are not calculated and presented in accordance with GAAP. See the section titled “Selected Consolidated Financial and Other Data — Non-GAAP Financial Measures” for additional information.

Our revenue growth rate has slowed, and we expect it to continue to slow in the future.

We have experienced significant revenue growth in the past; however, our revenue growth has slowed in recent periods and there is no assurance that historic growth rates will return. Our year-over-year growth rate in revenue decreased in 2019 as compared to 2018 and also decreased in 2018 as compared to 2017. In

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the first half of 2020, as a result of the COVID-19 pandemic, our revenue decreased significantly compared to the first half of 2019. Our future revenue growth depends on the growth of supply and demand for listings on our platform, and our business is affected by general economic and business conditions worldwide as well as trends in the global travel and hospitality industries. In addition, we believe that our revenue growth depends upon a number of factors, including:

•	the COVID-19 pandemic and its impact on the travel and accommodations industries;

•	our ability to retain and grow the number of guests and Nights and Experiences Booked;

•	our ability to retain and grow the number of hosts and the number of available listings on our platform;

•

events beyond our control such as pandemics and other health concerns, increased or continuing restrictions on travel and immigration, trade disputes, economic downturns, and the impact of climate change awareness on travel, including fires, floods, and other natural disasters, and the impact of climate change on seasonal destinations;

•	competition;

•

the legal and regulatory landscape and changes in the application of existing laws and regulations or adoption of new laws and regulations that impact our business, hosts, and/or guests, including changes in short-term occupancy and tax laws;

•	the attractiveness of home sharing to prospective hosts and guests;

•	the level of consumer awareness and perception of our brand;

•	our ability to build and strengthen trust and safety on our platform and among members of our community;

•	the level of spending on brand and performance marketing to attract hosts and guests to our platform;

•	our ability to grow new offerings and tiers, such as Airbnb Experiences, and to deepen our presence in certain geographies;

•	timing, effectiveness, and costs of expansion and upgrades to our platform and infrastructure; and

•	other risks described elsewhere in this prospectus.

A softening of demand, whether caused by events outside of our control, such as COVID-19, changes in host and guest preferences, any of the other factors described above, or in this prospectus or otherwise, will result in decreased revenue. If our revenue does not improve, we may not achieve profitability and our business, results of operations, and financial condition would be materially adversely affected.

If we fail to retain existing hosts or add new hosts, or if hosts fail to provide high-quality stays and experiences, our business, results of operations, and financial condition would be materially adversely affected.

Our business depends on hosts maintaining their listings on our platform and engaging in practices that encourage guests to book those listings, including increasing the number of nights and experiences that are available to book, providing timely responses to inquiries from guests, offering a variety of desirable and differentiated listings at competitive prices that meet the expectations of guests, and offering exceptional hospitality, services, and experiences to guests. These practices are outside of our direct control. If hosts do not establish or maintain a sufficient number of listings and availability for listings, the

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number of Nights and Experiences Booked declines for a particular period, or the price charged by hosts declines, our revenue would decline and our business, results of operations, and financial condition would be materially adversely affected.

Hosts manage and control their spaces and experiences and typically market them on our platform with no obligation to make them available to guests for specified dates and with no obligation to accept bookings from prospective guests. We have had many hosts list their properties on our platform in one period and cease to offer these properties in subsequent periods for a variety of reasons. While we plan to continue to invest in our host community and in tools to assist hosts, these investments may not be successful in growing our hosts and listings on our platform. In addition, hosts may not establish or maintain listings if we cannot attract prospective guests to our platform and generate bookings from a large number of guests. If we are unable to retain existing hosts or add new hosts, or if hosts elect to market their listings exclusively with a competitor or cross-list with a competitor, we may be unable to offer a sufficient supply and variety of properties or experiences to attract guests to use our platform. In particular, it is critical that we continue to attract and retain individual hosts who list their spaces, including private rooms, primary homes, or vacation homes on Airbnb. We attract individual hosts predominantly through organic channels such as word of mouth and our strong brand recognition. If we are unable to attract and retain individual hosts in a cost-effective manner, or at all, our business, results of operations, and financial condition would be materially adversely affected.

Professional hosts, including property management companies, serviced apartment providers, and boutique hotels, expand the types of listings available to our guests. These professional hosts often list on our platform as well as on the platforms of our competitors. We do not control whether professional hosts provide us with a sizable allocation of rooms and competitive pricing relative to the same properties listed with other services. If we are not able to effectively deploy professional tools, application programming interfaces, and payment processes, work with third-party channel managers, and develop effective sales and account management teams that address the needs of these professional hosts, we may not be able to attract and retain professional hosts. If our fee structure and payment terms are not as competitive as those of our competitors, these professional hosts may choose to provide less inventory and availability with us. In recent years, we have seen an increase in the number of, and revenue from, professional hosts on our platform. The uniqueness of our listings will be negatively impacted if the number of individual hosts does not grow at the same rate.

In addition, the number of listings on Airbnb has declined and may continue to decline as a result of a number of other factors affecting hosts, including: the COVID-19 pandemic; enforcement or threatened enforcement of laws and regulations, including short-term occupancy and tax laws; private groups, such as homeowners, landlords, and condominium and neighborhood associations, adopting and enforcing contracts that prohibit or restrict home sharing; leases or regulations that purport to ban or otherwise restrict home sharing; hosts opting for long-term rentals on other third-party platforms as an alternative to listing on our platform; economic, social, and political factors; perceptions of trust and safety on our platform; and our decision to remove hosts from our platform for not adhering to our host standards or other factors we deem detrimental to our community. We believe a number of our hosts are individuals who rely on the additional income generated from our platform to pay their living expenses or mortgages or have acquired properties specifically for listing. It is not yet clear what financial impact the severe travel reduction occurring during the COVID-19 pandemic will have on these individuals or whether they will be able to keep their homes or operate their businesses as travel resumes. Our business, results of operations, and financial condition could be materially adversely affected if our hosts are unable to return to normal operations in the near to immediate term.

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We believe that our host protection programs are integral to retaining and acquiring hosts. Our Host Protection Insurance and Experience Protection Insurance provide liability coverage to our hosts, with amounts paid to claimants, for up to $1 million per occurrence in the event of a third-party claim of bodily injury or property damage related to a stay or experience, and our Host Guarantee Program provides reimbursement of up to $1 million for loss or damages to a host property caused by guests during a reservation. While we intend to continue these programs, if we discontinue these programs, whether because our payouts under these programs or our insurance premiums become cost prohibitive or for any other reason, then the number of hosts who list with us may decline.

In addition to a reduction in the number of bookings, we have incurred, and expect to continue to incur, higher than normal cash outlays to refund guests who cancel for reasons related to COVID-19. Under our extenuating circumstances policy, guests who made reservations on or before March 14, 2020 and cannot travel due to the pandemic have been eligible to cancel their reservations for a full cash refund or travel credit. Similarly, hosts with reservations confirmed on or before March 14, 2020 who cannot host due to the COVID-19 pandemic have been eligible to cancel under this policy without adverse consequences. To support our hosts and lessen the impact of cancellations under our extenuating circumstances policy, we have made a $250 million commitment, the majority of which has been distributed as of June 30, 2020, that provides hosts a portion of the payments they expected from bookings that were cancelled. The eligible reservations for this program were defined as reservations made on or before March 14, 2020 with a check-in date between March 14, 2020 and May 31, 2020. For these reservations, all eligible hosts will be paid 25% of the amount they would have received from guests under normal cancellation circumstances. Because this commitment is limited in amount and timeframe, hosts may not be able to receive a payment related to their cancellation under our extenuating circumstances policy, and if this were to happen, some hosts may remove their listings from our platform. We have not seen a material change in the number of active listings on our platform between December 2019 and September 2020. For the nine months ended September 30, 2020, we incurred $                million in payments under this policy.

Hosts and guests whose reservations are cancelled under our extenuating circumstances policy have had and may continue to have a negative view of such policy and may experience negative financial impacts as a result of such cancellations. This could materially negatively impact our relationship with our hosts and guests, resulting in hosts leaving our platform, removing their listings and/or offering less availability, or fewer repeat guests, which in turn could have a material adverse impact on our business, results of operations, and financial condition.

If we fail to retain existing guests or add new guests, our business, results of operations, and financial condition would be materially adversely affected.

Our success depends significantly on existing guests continuing to book and attracting new guests to book on our platform. Our ability to attract and retain guests could be materially adversely affected by a number of factors discussed elsewhere in these “Risk Factors,” including:

•

events beyond our control such as the COVID-19 pandemic, increased or continuing restrictions on travel, immigration, trade disputes, economic downturns, and the impact of climate change awareness on travel, including fires, floods, and other natural disasters, and the impact of climate change on seasonal destinations;

•	hosts failing to meet guests’ expectations, including increased expectations for cleanliness in light of the COVID-19 pandemic;

•	increased competition and use of our competitors’ platforms and services;

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•	hosts failing to provide differentiated, high-quality, and an adequate supply of stays or experiences at competitive prices;

•	guests not receiving timely and adequate community support from us;

•	our failure to provide new or enhanced offerings, tiers, or features that guests value;

•	declines or inefficiencies in our marketing efforts;

•	negative associations with, or reduced awareness of, our brand;

•	actual or perceived racial discrimination by hosts in deciding whether to accept a requested reservation;

•	negative perceptions of the trust and safety on our platform; and

•	macroeconomic and other conditions outside of our control affecting travel and hospitality industries generally.

In addition, if our platform is not easy to navigate, guests have an unsatisfactory sign-up, search, booking, or payment experience on our platform, the listings and other content provided on our platform is not displayed effectively to guests, we are not effective in engaging guests across our various offerings and tiers, or we fail to provide an experience in a manner that meets rapidly changing demand, we could fail to convert first-time guests and fail to engage with existing guests, which would materially adversely affect our business, results of operations, and financial condition.

Any further and continued decline or disruption in the travel and hospitality industries or economic downturn would materially adversely affect our business, results of operations, and financial condition.

Our financial performance is dependent on the strength of the travel and hospitality industries. The outbreak of COVID-19 has caused many governments to implement quarantines and significant restrictions on travel or to advise that people remain at home where possible and avoid crowds, which has had a particularly negative impact on cross-border travel. In addition, most airlines have suspended or significantly reduced their flights during this period, further decreasing opportunities for travel. This has led to a decrease in our bookings and an increase in cancellations and associated claims brought against us. We expect that COVID-19 will continue to materially adversely impact our bookings and business in 2020 and beyond. The extent and duration of such impact over the longer term remains uncertain and is dependent on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of COVID-19, the availability of a vaccine, the extent and effectiveness of containment actions taken, including mobility restrictions, and the impact of these and other factors on travel behavior in general, and on our business in particular. See our risk factor titled “ — The COVID-19 pandemic and the impact of actions to mitigate the COVID-19 pandemic have materially adversely impacted and could continue to materially adversely impact our business, results of operations, and financial condition.”

Other events beyond our control, such as unusual or extreme weather or natural disasters, such as earthquakes, hurricanes, fires, tsunamis, floods, droughts, and volcanic eruptions, and travel-related health concerns including pandemics and epidemics such as Ebola, Zika, and Middle East Respiratory Syndrome, restrictions related to travel, trade or immigration policies, wars, terrorist attacks, sources of political uncertainty, such as the United Kingdom’s departure from the European Union (“Brexit”), protests, foreign policy changes, regional hostilities, imposition of taxes or surcharges by regulatory authorities, changes in regulations, policies, or conditions related to sustainability, including climate change, work stoppages, labor unrest or travel-related accidents can disrupt travel globally or otherwise result in declines in travel demand. Because these events or concerns, and the full impact of their effects, are largely unpredictable,

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they can dramatically and suddenly affect travel behavior by consumers, and therefore demand for our platform and services, which would materially adversely affect our business, results of operations, and financial condition. Events such as sudden outbreaks of wars or regional instability have led to a large number of localized cancellations and safety concerns, which harm our business and our relationship with our hosts and guests. In addition, increasing awareness around the impact of air travel on climate change and the impact of over-tourism may adversely impact the travel and hospitality industries and demand for our platform and services.

Our financial performance is also subject to global economic conditions and their impact on levels of discretionary consumer spending. Some of the factors that have an impact on discretionary consumer spending include general economic conditions, worldwide or regional recession, unemployment, consumer debt, reductions in net worth, fluctuations in exchange rates, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence, tariffs, and other macroeconomic factors. Consumer preferences tend to shift to lower-cost alternatives during recessionary periods and other periods in which disposable income is adversely affected, which could lead to a decline in the bookings and prices for stays and experiences on our platform and an increase in cancellations, and thus result in lower revenue. Leisure travel in particular, which accounts for a substantial majority of our current business, is dependent on discretionary consumer spending levels. In the past, downturns in worldwide or regional economic conditions, such as the current downturn resulting from the COVID-19 pandemic, have led to a general decrease in leisure travel and travel spending, and similar downturns in the future may materially adversely impact demand for our platform and services. Such a shift in consumer behavior would materially adversely affect our business, results of operations, and financial condition.

The business and industry in which we participate are highly competitive, and we may be unable to compete successfully with our current or future competitors.

We operate in a highly competitive environment and we face significant competition in attracting hosts and guests.

•

Hosts. We compete to attract, engage, and retain hosts on our platform to list their spaces and experiences. We also compete for hosts to list their offerings only on our platform as hosts have a range of options for listing their spaces and experiences, both online and offline. It is also common for hosts to cross-list their offerings. We compete for hosts based on many factors, including the volume of bookings generated by our guests; ease of use of our platform (including onboarding, community support, and payments); the service fees we charge; host protections such as our Host Protection Insurance, Experience Protection Insurance and Host Guarantee Program; and our brand. Throughout the COVID-19 pandemic, we have also competed based on our cancellation and extenuating circumstances policies.

•

Guests. We compete to attract, engage, and retain guests on our platform. Guests have a range of options to find and book hotel rooms, serviced apartments, and other accommodations and experiences, both online and offline. We compete for guests based on many factors, including unique inventory and availability of listings, the value and all-in cost of our offerings relative to other options, our brand, ease of use of our platform, the relevance and personalization of search results, the trust and safety of our platform, and community support. Throughout the COVID-19 pandemic, we have also competed based on the availability of inventory close to where guests live and in non-urban markets as well as the perceived safety and cleanliness of our offerings.

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We believe that our competitors include:

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Online travel agencies (“OTAs”), such as Booking Holdings (including the brands Booking.com, KAYAK, Priceline.com, and Agoda.com); Expedia Group (including the brands Expedia, Vrbo, HomeAway, Hotels.com, Orbitz, and Travelocity); Trip.com Group (including the brands Ctrip.com, Trip.com, Qunar, Tongcheng-eLong, and SkyScanner); Meituan Dianping; Fliggy (a subsidiary of Alibaba) Despegar; MakeMyTrip; and other regional OTAs;

•	Internet search engines, such as Google, including its travel search products; Baidu; and other regional search engines;

•	Listing and meta search websites, such as TripAdvisor, Trivago, Mafengwo, AllTheRooms.com, and Craigslist;

•	Hotel chains, such as Marriott, Hilton, Accor, Wyndham, InterContinental, OYO, and Huazhu, as well as boutique hotel chains and independent hotels;

•	Chinese short-term rental competitors, such as Tujia, Meituan B&B, and Xiaozhu; and

•	Online platforms offering experiences, such as Viator, GetYourGuide, Klook, Traveloka, and KKDay.

Our competitors are adopting aspects of our business model, which could affect our ability to differentiate our offerings from competitors. Increased competition could result in reduced demand for our platform from hosts and guests, slow our growth, and materially adversely affect our business, results of operations, and financial condition.

Many of our current and potential competitors enjoy substantial competitive advantages over us, such as greater name and brand recognition, longer operating histories, larger marketing budgets, and loyalty programs, as well as substantially greater financial, technical, and other resources. In addition, our current or potential competitors have access to larger user bases and/or inventory for accommodations, and may provide multiple travel products, including flights. As a result, our competitors may be able to provide consumers with a better or more complete product experience and respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or host and guest requirements or preferences. The global travel industry has experienced and is continuing to experience significant consolidation, and we expect this trend may continue as companies attempt to strengthen or hold their market positions in a highly competitive industry. Consolidation amongst our competitors will give them increased scale and may enhance their capacity, abilities, and resources, and lower their cost structures. In addition, emerging start-ups may be able to innovate and focus on developing a new product or service faster than we can or may foresee consumer need for new offerings or technologies before us.

There are now numerous competing companies that offer homes for booking, which can be available on our platform, on competing platforms, and through direct booking sites. Some of these competitors also aggregate property listings obtained through various sources, including the websites of property managers. Some of our hosts have chosen to cross-list their properties, which reduces the availability of such properties on our platform. When properties are cross-listed, the price paid by guests on our platform may be or may appear to be less competitive for a number of reasons, including differences in fee structure and policies, which may cause guests to book through other services, which could materially adversely affect our business, results of operations, and financial condition. Certain property managers reach out to our hosts and guests to incentivize them to list or book directly with them and bypass our platform, and certain hosts may encourage transactions outside of our platform, which reduces the use of our platform and services.

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Some of our competitors or potential competitors have more established or varied relationships with consumers than we do, and they could use these advantages in ways that could affect our competitive position, including by entering the travel and accommodations businesses. For example, some competitors or potential competitors are creating “super-apps” where consumers can use many online services without leaving that company’s app, in particular in regions, such as Asia, where e-commerce transactions are conducted primarily through apps on mobile devices. If any of these platforms are successful in offering services similar to ours to consumers, or if we are unable to offer our services to consumers within these super-apps, our customer acquisition efforts could be less effective and our customer acquisition costs, including our brand and performance marketing expenses, could increase, any of which could materially adversely affect our business, results of operations, and financial condition. We also face increasing competition from search engines including Google. How Google presents travel search results, and its promotion of its own travel meta-search services, such as Google Travel and Google Vacation Rental Ads, or similar actions from other search engines, and their practices concerning search rankings, could decrease our search traffic, increase traffic acquisition costs, and/or disintermediate our platform. These parties can also offer their own comprehensive travel planning and booking tools, or refer leads directly to suppliers, other favored partners, or themselves, which could also disintermediate our platform. In addition, if Google or Apple use their own mobile operating systems or app distribution channels to favor their own or other preferred travel service offerings, or impose policies that effectively disallow us to continue our full product offerings in those channels, there could be an adverse effect on our ability to engage with hosts and guests who access our platform via mobile apps or search.

Laws, regulations, and rules that affect the short-term rental and home sharing business have limited and may continue to limit the ability or willingness of hosts to share their spaces over our platform and expose our hosts or us to significant penalties, which have had and could continue to have a material adverse effect on our business, results of operations, and financial condition.

Since we began our operations in 2008, there have been and continue to be legal and regulatory developments that affect the short-term rental and home sharing business. Hotels and groups affiliated with hotels have engaged and will likely continue to engage in various lobbying and political efforts for stricter regulations governing our business in both local and national jurisdictions. Other private groups, such as homeowners, landlords, and condominium and neighborhood associations, have adopted contracts or regulations that purport to ban or otherwise restrict short-term rentals, and third-party lease agreements between landlords and tenants, home insurance policies, and mortgages may prevent or restrict the ability of hosts to list their spaces. These groups and others cite concerns around affordable housing and over-tourism in major cities, and some state and local governments have implemented or considered implementing rules, ordinances, or regulations governing the short-term rental of properties or home sharing. Such regulations include ordinances that restrict or ban hosts from short-term rentals, set annual caps on the number of days hosts can share their homes, require hosts to register with the municipality or city, or require hosts to obtain permission before offering short-term rentals. In addition, some jurisdictions regard short-term rental or home sharing as “hotel use” and claim that such use constitutes a conversion of a residential property to a commercial property requiring a permitting process. Macroeconomic pressures and public policy concerns could continue to lead to new laws and regulations, or interpretations of existing laws and regulations, that limit the ability of hosts to share their spaces. If laws, regulations, rules, or agreements significantly restrict or discourage hosts in certain jurisdictions from sharing their properties, it would have a material adverse effect on our business, results of operations, and financial condition.

While a number of cities and countries have implemented legislation to address short-term rentals, there are many others that are not yet explicitly addressing or enforcing short-term rental laws, and could follow

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suit and enact regulations. A discussion of short-term rental regulations in our top 10 cities by revenue in 2019 is included in “Business — Regulatory Considerations in Our Largest Cities.” New laws, regulations, government policies, or changes in their interpretations in the approximately 100,000 cities where we operate entail significant challenges and uncertainties. In the event of any such changes, pre-existing bookings may not be honored and current and future listings and bookings could decline significantly, and our relationship with our hosts and guests could be negatively impacted, which would have a materially adverse effect on our business, results of operations, and financial condition. In one example, listings in New York City generated approximately 2% of our revenue in 2019, and when new regulations requiring us to share host data with the city take effect, our revenue from listings there will likely be substantially reduced due to the departure from our platform of hosts who do not wish to share their data with the city. A reduction in supply could make our platform less attractive to guests, and any reduction in the number of guests could further reduce the number of hosts on our platform.

While we seek to work with governments, we have in the past, and are likely in the future to, become involved in disputes with government agencies regarding such laws and regulations. For example, some governments have attempted to impose fines on us regarding what they contend is illegal offering of short-term accommodations in violation of applicable laws. Certain jurisdictions have adopted laws and regulations that seek to impose lodging taxes, often known as transient or occupancy taxes, on our guests, collection and remittance obligations on our hosts and/or us, and withholding obligations on us, as more fully described in our risk factor titled “— Uncertainty in the application of taxes to our hosts, guests, or platform could increase our tax liabilities and may discourage hosts and guests from conducting business on our platform.” In addition, some third parties and regulators have asserted that we, through our operations, are subject to regulations with respect to short-term rentals, host registration, licensing, and other requirements for the listing of accommodations and experiences, such as real estate broker or agent licenses, travel agency licenses, and insurance related licenses. We could be held liable and incur significant financial and potential criminal penalties if we are found to have violated any of these regulations. In certain jurisdictions, we have resolved disputes concerning the application of these laws and regulations by agreeing, among other things, to share certain data with government agencies to assist in the enforcement of limits on short-term rentals as well as the enforcement of safety regulations, and to implement measures to confirm to the government that hosts are operating in compliance with applicable law. When a government agency seeks to apply laws and regulations in a manner that limits or curtails hosts’ or guests’ ability or willingness to list and search for accommodations in that particular geography, we have attempted and may continue to attempt through litigation or other means to defend against such application of laws and regulations, but have sometimes been and may continue to be unsuccessful in certain of those efforts. Further, if we or our hosts and guests were required to comply with laws and regulations, government requests, or agreements with government agencies that adversely impact our relations with hosts and guests, our business, results of operations, and financial condition would be materially adversely affected. Moreover, if we enter an agreement with a government or governmental agency to resolve a dispute, the terms of such agreement will likely be publicly available and could create a precedent that may put us in a weaker bargaining position in future disputes with other governments.

We are subject to a wide variety of complex, evolving, and sometimes inconsistent and ambiguous laws and regulations that may adversely impact our operations and discourage hosts and guests from using our platform, and that could cause us to incur significant liabilities including fines and criminal penalties, which could have a material adverse effect on our business, results of operations, and financial condition.

Hosts list, and guests search for, stays and experiences on our platform in more than 220 countries and regions, and in approximately 100,000 cities throughout the world. There are national, state, local, and

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foreign laws and regulations in jurisdictions that relate to or affect our business. Moreover, the laws and regulations of each jurisdiction in which we operate are distinct and may result in inconsistent or ambiguous interpretations among local, regional, or national laws or regulations applicable to our business. Compliance with laws and regulations of varying jurisdictions imposing different standards and requirements is burdensome for businesses like ours, imposes added cost and increases potential liability to our business, and makes it difficult to realize business efficiencies and economies of scale. For example, we incur significant operational costs to comply with requirements of jurisdictions and cities that have disparate requirements around tax collection, tax reporting, host registration, limits on lengths of stays, and other regulations, each of which require us to dedicate significant resources to provide the infrastructure and tools needed on our platform for our hosts to meet these legal requirements and for us to fulfill any obligations we may have. The complexity of our platform and changes required to comply with the large number of disparate requirements can lead to compliance gaps if our platform does not work as intended or has errors or bugs.

It may be difficult or impossible for us to investigate or evaluate laws or regulations in all cities, countries, and regions. The application of existing laws and regulations to our business and platform can be unclear and may be difficult for hosts, guests, and us to understand and apply, and are subject to change, as governments or government agencies seek to apply legacy systems of laws or adopt new laws to new online business models in the travel and accommodations industries, including ours. Uncertain and unclear application of such laws and regulations to host and guest activity and our platform could cause and has caused some hosts and guests to leave or choose not to use our platform, reduce supply and demand for our platform and services, increase the costs of compliance with such laws and regulations, and increase the threat of litigation or enforcement actions related to our platform, all of which would materially adversely affect our business, results of operations, and financial condition. See also our risk factor titled “— We could face liability for information or content on or accessible through our platform.”

There are laws that apply to us, and there are laws that apply to our hosts and/or guests. While we require our hosts and guests to comply with their own independent legal obligations under our terms of service, we have limited means of enforcing or ensuring the compliance of our hosts and guests with all applicable legal requirements. Sometimes governments try to hold us responsible for laws that apply to our hosts and/or guests. Whether applicable to us, our hosts, and/or our guests, the related consequences arising out of such laws and regulations, including penalties for violations of and costs to maintain compliance with such laws and regulations, have had and could continue to have a material adverse effect on our reputation, business, results of operations, and financial condition.

We take certain measures to comply, and to help hosts comply, with laws and regulations, such as requiring registration numbers to be displayed on a listing profile for listings in some jurisdictions where such registration is required. These measures, changes to them, and any future measures we adopt could increase friction on our platform, and reduce the number of listings available on our platform from hosts and bookings by guests, and could reduce the activity of hosts and guests on our platform. We may be subject to additional laws and regulations which could require significant changes to our platform that discourage hosts and guests from using our platform. Our newer offerings, such as Airbnb Experiences, are subject to similar or other laws, regulations, and regulatory actions. In particular, if we become more involved in hosts’ listings and conduct related to bookings, then we are more likely to draw scrutiny and additional regulations from governments and undercut various defenses we may have to claims or attempts to regulate us, which further constrain our business and impose additional liability on us as a platform.

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In addition to laws and regulations directly applicable to the short-term rental and home sharing business as discussed in our risk factor titled “— Laws, regulations, and rules that affect the short-term rental and home sharing business have limited and may continue to limit the ability or willingness of hosts to share their spaces over our platform and expose our hosts or us to significant penalties, which could have a material adverse effect on our business, results of operations, and financial condition,” we are subject to laws and regulations governing our business practices, the Internet, e-commerce, and electronic devices, including those relating to taxation, privacy, data protection, pricing, content, advertising, discrimination, consumer protection, protection of minors, copyrights, distribution, messaging, mobile communications, electronic device certification, electronic waste, electronic contracts, communications, Internet access, competition, and unfair commercial practices. We are also subject to laws and regulations governing the provision of online payment services, the design and operation of our platform, and the operations, characteristics, and quality of our platform and services.

We are also subject to federal, state, local, and foreign laws regulating employment, employee working conditions, including wage and hour laws, employment dispute and employee bargaining processes, collective and representative actions, and other employment compliance requirements.

As a result of the COVID-19 pandemic, many jurisdictions have also adopted laws, rules, regulations, and/or decrees intended to address the COVID-19 pandemic, including implementing travel restrictions or restricting access to city centers or limiting accommodation offerings in surrounding areas. In addition, many jurisdictions have limited social mobility and gatherings. As the COVID-19 pandemic develops, governments, corporations, and other authorities may continue to implement restrictions or policies that could further restrict the ability of our hosts and guests to participate on our platform.

There is increased governmental interest in regulating technology companies in areas including privacy, tax, data localization, and data access, algorithm-based discrimination, and competition. In addition, climate change and greater emphasis on sustainability could lead to regulatory efforts to address the carbon impact of housing and travel. As a result, governments may enact new laws and regulations and/or view matters or interpret laws and regulations differently than they have in the past, and in a manner that could materially adversely affect our business, results of operations, and financial condition.

Any new or existing laws and regulations applicable to existing or future business areas, including amendments to or repeal of existing laws and regulations, or new interpretations, applications, or enforcement of existing laws and regulations, could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and materially adversely impact bookings on our platform, thereby materially adversely affecting our business, results of operations, and financial condition. For example, the laws and regulations that impact our United Kingdom and European Union operations, including payment processing, privacy and data protection, legal protection for platforms, workers’ rights, and intellectual property, may change after the end of the transitional period following the United Kingdom’s departure from the European Union. In addition, the European Union’s new Platform to Business Regulation, which came into effect in July 2020, requires us to make updates to the terms that apply to our business customers, introduce new dispute resolution procedures with business customers, and make changes to our community support operations. Furthermore, some of our hosts or some of our offerings may now or in the future be subject to the European Package Travel Directive, which imposes various obligations upon package providers and upon marketers of travel packages, such as disclosure obligations to consumers and liability to consumers. Our efforts to influence legislative and regulatory proposals have an uncertain chance of success, could be limited by laws regulating lobbying or advocacy activity in certain jurisdictions, and even if successful, could be expensive and time consuming, and could divert the attention of management from operations.

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We are subject to regulatory inquiries, litigation, and other disputes, which have materially adversely affected and could materially adversely affect our business, results of operations, and financial condition.

We have been, and expect to continue to be, a party to various legal and regulatory claims, litigation or pre-litigation disputes, and proceedings arising in the normal course of business. The number and significance of these claims, disputes, and proceedings have increased as our company has grown larger, the number of bookings on our platform has increased, there is increased brand awareness, and the scope and complexity of our business have expanded, and we expect they will continue to increase.

We have been, and expect to continue to be, subject to various government inquiries, investigations, and proceedings related to legal and regulatory requirements such as compliance with laws related to short-term rentals and home sharing, tax, consumer protection, pricing, advertising, discrimination, data protection, data sharing, payment processing, privacy, and competition. In many cases, these inquiries, investigations, and proceedings can be complex, time consuming, costly to investigate, and require significant company and also management attention. For certain matters, we are implementing recommended changes to our products, operations, and compliance practices, including enabling tax collection, tax reporting, display of host registration numbers, and removal of noncompliant listings. We are unable to predict the outcomes and implications of such inquiries, investigations, and proceedings on our business, and such inquiries, investigations, and proceedings could result in large fines and penalties and require changes to our products and operations, and materially adversely affect our brand, reputation, business, results of operations, and financial condition. In some instances, applicable laws and regulations do not yet exist or are being adapted and implemented to address certain aspects of our business, and such adoption or change in their interpretation could further alter or impact our business and subject us to future government inquiries, investigations, and proceedings.

We have been involved in litigation with national governments, trade associations and industry bodies, municipalities, and other government authorities, including as a plaintiff and as a defendant, concerning laws seeking to limit or outlaw short-term rentals and to impose obligations or liability on us as a platform. In the United States, we have been involved in various lawsuits concerning whether our platform is responsible for alleged wrongful conduct by hosts who engage in short-term rentals. Claims in such cases have alleged illegal hotel conversions, real estate license requirements, violations of municipal law around short-term occupancy or rentals, unlawful evictions, or violations of lease provisions or homeowners’ association rules. Similarly, a property owner sued us and other parties in Broward County for the short-term rental of units in her building in alleged violation of the building’s homeowners’ association rules. Legal claims have been asserted for alleged discriminatory conduct undertaken by hosts against certain guests, and for our own platform policies or business practices. Changes to the interpretation of the applicability of fair housing, civil rights or other statutes to our business or the conduct of our users could materially adversely impact our business, results of operations, and financial condition. We may also become more vulnerable to third-party claims as U.S. laws such as the Digital Millennium Copyright Act (“DMCA”), the Stored Communications Act, and the Communications Decency Act (“CDA”), and non-U.S. laws such as the European E-Commerce Directive are interpreted by the courts or otherwise modified or amended, as our platform and services to our hosts and guests continue to expand, and as we expand geographically into jurisdictions where the underlying laws with respect to the potential liability of online intermediaries such as ourselves are either unclear or less favorable.

In addition, we face claims and litigation relating to fatalities, shootings, other violent acts, illness (including COVID-19), cancellations and refunds, personal injuries, property damage, carbon monoxide incidents, and privacy violations that occurred at listings or experiences during a booking made on our platform. We

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could face class action litigation and could face other litigation relating to our business practices. We also face litigation from cancellations and other consequences due to natural disasters or other unforeseen events beyond our control such as wars, regional hostilities, health concerns, including epidemics and pandemics such as COVID-19, or law enforcement demands and other regulatory actions.

Notwithstanding the decision of the Court of Justice of the European Union (“CJEU”) on December 19, 2019 ruling that Airbnb is a provider of information society services under the E-Commerce Directive, there continue to be new laws and government initiatives attempting to regulate Airbnb as a platform. In several cases, national courts are evaluating whether certain local rules imposing obligations on platforms can be enforced against us. For example, we are challenging an Italian law requiring short-term rental platforms to act as withholding tax agent for host income taxes, to collect and remit tourist taxes, and to disclose user data. Adverse rulings in these national cases are possible and could result in changes to our business practices in significant ways, increased operating and compliance costs, and lead to a loss of revenue for us.

In addition, in the ordinary course of business, disputes may arise because we are alleged to have infringed third parties’ intellectual property or in which we agree to provide indemnification to third parties with respect to certain matters, including losses arising from our breach of such agreements or from intellectual property infringement claims, or where we make other contractual commitments to third parties. We also have indemnification agreements with certain of our directors and executive officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. We may be subject to litigation stemming from these obligations.

Adverse results in any regulatory inquiry, litigation, legal proceedings, or claims may include awards of potentially significant monetary damages, including statutory damages for certain causes of action in certain jurisdictions, penalties, fines, injunctive relief, royalty or licensing agreements, or orders preventing us from offering certain services. Moreover, many regulatory inquiries, litigation, legal proceedings, or claims are resolved by settlements that can include both monetary and nonmonetary components. Adverse results or settlements may result in changes in our business practices in significant ways, increased operating and compliance costs, and a loss of revenue. In addition, any litigation or pre-litigation claims against us, whether or not meritorious, are time consuming, require substantial expense, and result in the diversion of significant operational resources. We use various software platforms that in some instances have limited functionality which may impede our ability to fully retrieve records in the context of a governmental inquiry or litigation. In addition, our insurance may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that may be imposed. As we continue to grow, regulatory inquiries, litigation, legal proceedings, and other claims will continue to consume significant company resources and adverse results in future matters could materially adversely affect our business, results of operations, and financial condition.

We could face liability for information or content on or accessible through our platform.

We could face claims relating to information or content that is published or made available on our platform. Our platform relies upon content that is created and posted by hosts, guests, or other third parties. Although content on our platform is typically generated by third parties, and not by us, claims of defamation, disparagement, negligence, warranty, personal harm, intellectual property infringement, or other alleged damages could be asserted against us, in addition to our hosts and guests. While we rely on a variety of statutory and common-law frameworks and defenses, including those provided by the DMCA, the CDA, the fair-use doctrine in the United States and the E-Commerce Directive in the European Union, differences between statutes, limitations on immunity, requirements to maintain immunity, and moderation efforts in the many jurisdictions in which we operate may affect our ability to rely on these

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frameworks and defenses, or create uncertainty regarding liability for information or content uploaded by hosts and guests or otherwise contributed by third-parties to our platform. Moreover, regulators in the United States and in other countries may introduce new regulatory regimes that increase potential liability for information or content available on our platform. For example, in the United States, laws such as the CDA, which have previously been interpreted to provide substantial protection to interactive computer service providers, may change and become less predictable or unfavorable by legislative action or juridical interpretation. There have been various federal legislative efforts to restrict the scope of the protections available to online platforms under the CDA, in particular with regards to Section 230 of the CDA, and current protections from liability for third-party content in the United States could decrease or change. There is proposed U.S. federal legislation seeking to hold platforms liable for user-generated content, including content related to short-term rentals. We could incur significant costs investigating and defending such claims and, if we are found liable, significant damages. The European Union is also reviewing the regulation of digital services, and it has been reported that the European Union plans to introduce the Digital Services Act, a package of legislation intended to update the liability and safety rules for digital platforms, products, and services, which could negatively impact the scope of the limited immunity provided by the E-Commerce Directive. The European Union is also likely to introduce ex ante regulation of large online platforms targeting conduct such as preferencing of own services, data aggregation, and most-favored nation (“MFN”) clauses, which may affect our business. Some European jurisdictions have also proposed or intend to pass legislation that imposes new obligations and liabilities on platforms with respect to certain types of harmful content. In countries in Asia and Latin America, generally there are not similar statutes as the CDA or E-Commerce Directive. The laws of countries in Asia and Latin America generally provide for direct liability if a platform is involved in creating such content or has actual knowledge of the content without taking action to take it down. Further, laws in some Asian countries also provide for primary or secondary liability, which can include criminal liability, if a platform failed to take sufficient steps to prevent such content from being uploaded. Because liability often flows from information or content on our platform and/or services accessed through our platform, as we continue to expand our offerings, tiers, and scope of business, both in terms of the range of offerings and services and geographical operations, we may face or become subject to additional or different laws and regulations. Our potential liability for information or content created by third parties and posted to our platform could require us to implement additional measures to reduce our exposure to such liability, may require us to expend significant resources, may limit the desirability of our platform to hosts and guests, may cause damage to our brand or reputation, and may cause us to incur time and costs defending such claims in litigation, thereby materially adversely affecting our business, results of operations, and financial condition.

In the European Union, the Consumer Rights Directive and the Unfair Commercial Practices Directive harmonized consumer rights across the EU member states. In 2018, the European Commission and a group of European consumer protection authorities (through the Consumer Protection Cooperation Network) investigated our customer terms and price display practices, which required us to make certain changes to our terms and price display practices. If Consumer Protection Regulators find that we are in breach of consumer protection laws, we may be fined or required to change our terms and processes, which may result in increased operational costs. Consumers and certain Consumer Protection Associations may also bring individual claims against us if they believe that our terms and/or business practices are not in compliance with local consumer protection laws. Currently, class actions may also be brought in certain countries in the European Union, and the Collective Redress Directive will extend the right to collective redress across the European Union.

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Home sharing may not achieve global acceptance.

While home sharing has grown in popularity, home sharing may not achieve global acceptance, particularly in regions where home sharing may not be deemed attractive to hosts and guests due to cultural considerations. The attractiveness of our platform for hosts and guests is impacted by a number of factors, including the willingness of individual hosts to offer their homes on our platform, the willingness of guests to book stays at homes in lieu of more traditional options, such as hotels, our ability to continue to extend our operating model internationally and offer localized services that are desirable to our hosts and guests, and our ability to offer cost-effective alternatives to traditional accommodations. Furthermore, both hosts and guests may be reluctant or unwilling to use our platform because of concerns regarding their safety or the quality of their stays. Many hosts and guests are apprehensive about or not willing to share homes due to concerns surrounding the transmission of COVID-19, and if they are willing to share homes their ability to do so may be restricted by laws, rules, regulations, or decrees adopted in response to the COVID-19 pandemic.

This uncertainty surrounding acceptance of home sharing is exacerbated by the legacy system of laws and regulations that govern short and long-term accommodations, travel services, real estate brokerage services, and taxes, which generally does not directly address the online home sharing business model. If home sharing does not achieve global acceptance, our growth could be limited, which could materially adversely affect our business, results of operations, and financial condition.

Maintaining and enhancing our brand and reputation is critical to our growth, and negative publicity could damage our brand and thereby harm our ability to compete effectively, and could materially adversely affect our business, results of operations, and financial condition.

Our brand and our reputation are among our most important assets. Maintaining and enhancing our brand and reputation is critical to our ability to attract hosts, guests, and employees, to compete effectively, to preserve and deepen the engagement of our existing hosts, guests, and employees, to maintain and improve our standing in the communities where our hosts operate, including our standing with community leaders and regulatory bodies, and to mitigate legislative or regulatory scrutiny, litigation, and government investigations. We are heavily dependent on the perceptions of hosts and guests who use our platform to help make word-of-mouth recommendations that contribute to our growth.

Any incident, whether actual or rumored to have occurred, involving the safety or security of our listings, hosts, guests, or other members of the public, fraudulent transactions, or incidents that are mistakenly attributed to Airbnb, and any media coverage resulting therefrom, could create a negative public perception of our platform, which would adversely impact our ability to attract hosts and guests. In addition, when hosts cancel reservations or if we fail to provide timely refunds to guests in connection with cancellations, guest perception of the value of our platform is adversely impacted and may cause guests to not use our platform in the future. The impact of these issues may be more pronounced if we are seen to have failed to provide prompt and appropriate community support or our platform policies are perceived to be too permissive, too restrictive, or providing hosts and/or guests with unsatisfactory resolutions. We have been the subject of media reports, social media posts, blogs, and other forums that contain allegations about our business or activity on our platform that create negative publicity. As a result of these complaints and negative publicity, some hosts have refrained from, and may in the future refrain from, listing with us, and some guests have refrained from, and may in the future refrain from, using our platform, which could materially adversely affect our business, results of operations, and financial condition.

In addition, our brand and reputation could be harmed if we fail to act responsibly or are perceived as not acting responsibly, or fail to comply with regulatory requirements as interpreted by certain governments

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or agencies thereof, in a number of other areas, such as safety and security, data security, privacy practices, provision of information about users and activities on our platform, sustainability, human rights, diversity, non-discrimination, and support for employees and local communities. Media, legislative, or government scrutiny around our company, including the perceived impact on affordable housing and over-tourism, neighborhood nuisance, privacy practices, provision of information as requested by certain governments or agencies thereof, content on our platform, business practices and strategic plans, impact of travel on the environment, and public health policies that may cause geopolitical backlash, our business partners, private companies where we have minority investments, and our practices relating to our platform, offerings, employees, competition, litigation, and response to regulatory activity, could adversely affect our brand and our reputation with our hosts, guests and communities. Social media compounds the potential scope of the negative publicity that could be generated and the speed with which such negative publicity may spread. Any resulting damage to our brand or reputation could materially adversely affect our business, results of operations, and financial condition.

In addition, we rely on our hosts and guests to provide trustworthy reviews and ratings that our hosts or guests may rely upon to help decide whether or not to book a particular listing or accept a particular booking and that we use to enforce quality standards. We rely on these reviews to further strengthen trust among members of our community. Our hosts and guests may be less likely to rely on reviews and ratings if they believe that our review system does not generate trustworthy reviews and ratings. We have procedures in place to combat fraud or abuse of our review system, but we cannot guarantee that these procedures are or will be effective. In addition, if our hosts and guests do not leave reliable reviews and ratings, other potential hosts or guests may disregard those reviews and ratings, and our systems that use reviews and ratings to enforce quality standards would be less effective, which could reduce trust within our community and damage our brand and reputation, and could materially adversely affect our business, results of operations, and financial condition.

Host, guest, or third-party actions that are criminal, violent, inappropriate, or dangerous, or fraudulent activity, may undermine the safety or the perception of safety of our platform and our ability to attract and retain hosts and guests and materially adversely affect our reputation, business, results of operations, and financial condition.

We have no control over or ability to predict the actions of our users and other third parties, either during the guest’s stay, experience, or otherwise, and therefore, we cannot guarantee the safety of our hosts, guests, and third parties. The actions of hosts, guests, and other third parties have resulted and can further result in fatalities, injuries, other bodily harm, invasion of privacy, property damage, discrimination, brand and reputational damage, which have created and could continue to create potential legal or other substantial liabilities for us. We do not verify the identity of all of our hosts and guests nor do we verify or screen third parties who may be present during a reservation made through our platform. Our identity verification processes rely on, among other things, information provided by hosts and guests, and our ability to validate that information and the effectiveness of third-party service providers that support our verification processes may be limited. We screen against certain regulatory, terrorist, and sanctions watch lists, conduct certain criminal background checks in select locations, and conduct additional human and algorithmic screening to flag and investigate suspicious activities. These processes are beneficial but not exhaustive and have limitations due to a variety of factors, including laws and regulations that prohibit or limit our ability to conduct effective background checks in some jurisdictions, the unavailability of information, and the inability of our systems to detect all suspicious activity. There can be no assurances that these measures will significantly reduce criminal or fraudulent activity on our platform. The criminal background checks for hosts and guests and other screening processes rely on, among other things, information provided by hosts and guests, our ability to validate that information, the accuracy, completeness, and electronic availability of the underlying

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information relating to criminal records, and on the effectiveness of third-party service providers that may fail to conduct such background checks adequately or disclose information that could be relevant to a determination of eligibility, and we do not run criminal background checks and other screening processes on third parties who may be present during a reservation made through our platform.

In addition, we have not in the past and may not in the future undertake to independently verify the safety, suitability, location, quality, compliance with Airbnb policies or standards, and legal compliance, such as fire code compliance or the presence of carbon monoxide detectors, of all our hosts’ listings or experiences. We have not in the past and may not in the future undertake to independently verify the location, safety, or suitability of experiences for individual guests, the suitability, qualifications, or credentials of experiences hosts, or the qualifications of individual experiences guests. We have in the past, and may in the future, rely on hosts and guests to disclose information relating to their listings and experiences and such information may be inaccurate or incomplete. We have created policies and standards to respond to issues reported with listings, but certain listings may pose heightened safety risks to individual users because those issues have not been reported to us or because our customer support team has not taken appropriate action based on our policies. We rely, at least in part, on reports of issues from hosts and guests to enforce many of our policies and standards. In addition, our policies may not contemplate certain safety risks posed by listings or individual hosts or guests or may not appropriately address those risks.

We have also faced civil litigation and regulatory investigations involving allegations of, among other things, unsafe or unsuitable listings, discriminatory policies, practices or behavior on our platform or hosts and guests, general misrepresentations regarding the safety of offerings on our platform, and other host, guest, or third-party actions that are criminal, violent, inappropriate, dangerous, or fraudulent. While we recognize that we need to continue to build trust and invest in innovations that will support trust when it comes to our policies, tools, and procedures to protect hosts, guests, and the communities in which our hosts operate, we may not be successful in doing so. Similarly, listings that are inaccurate, of a lower than expected quality, or that do not comply with our policies may harm guests and public perception of the quality of our inventory and materially adversely affect our reputation, business, results of operations, and financial condition.

If hosts, guests, or third parties engage in criminal activity, misconduct, fraudulent, or inappropriate conduct or use our platform as a conduit for criminal activity, consumers may not consider our offerings and platform safe, and we may receive negative media coverage, or be subject to involvement in a government investigation concerning such activity, which could adversely impact our brand and reputation, and lower the adoption rate of our platform. For example:

•	there have been shootings, fatalities, and other criminal or violent acts on properties booked on our platform as a result of unsanctioned house parties;

•	there have been undisclosed hidden cameras at properties; and

•	there have been incidents of hosts and guests engaging in criminal, fraudulent, or unsafe behavior, or other misconduct while using our platform.

The methods used by perpetrators of fraud and other misconduct are complex and constantly evolving, and our trust and security measures have been, and may currently or in the future be, insufficient to detect and help prevent all fraudulent activity and other misconduct; for example:

•	there have been incidents where hosts have misrepresented both the quality and location of their properties, in some instances to send guests to different and inferior properties;

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•

there have been instances where users with connected or duplicate accounts have circumvented or manipulated our systems, in an effort to evade account restrictions, create inauthentic reviews, or engage in fraud or other misconduct; and

•

situations have occurred where hosts or guests mistakenly or unintentionally provide malicious third parties access to their accounts, which has allowed those third parties to take advantage of our hosts and guests.

In addition, certain regions where we operate have higher rates of violent crime or more relaxed safety standards, which can lead to more safety and security incidents, and may adversely impact the adoption of our platform in those regions and elsewhere.

If criminal, inappropriate, fraudulent, or other negative incidents continue to occur due to the conduct of hosts or guests or third parties, our ability to attract and retain hosts and guests would be harmed, and our business, results of operations, and financial condition would be materially adversely affected. Such incidents have prompted, and may in the future prompt, stricter home sharing regulations or regulatory inquiries into our platform policies and business practices. In the United States and other countries, we have seen listings being used for parties in violation of Airbnb’s policies which have in some cases resulted in neighborhood disruption or violence. Further, claims have been asserted against us from our hosts, guests, and third parties for compensation due to fatalities, accidents, injuries, assaults, theft, property damage, privacy and security issues, fraudulent listings, and other incidents that are caused by other hosts, guests, or third parties while using our platform. These claims subject us to potentially significant liability and increase our operating costs and could materially adversely affect our business, results of operations, and financial condition. We have obtained some third-party insurance, which is subject to certain conditions and exclusions, for claims and losses incurred based on incidents related to bookings on our platform. Even where we do have third-party insurance, such insurance may be inadequate to fully cover alleged claims of liability, investigation costs, defense costs, and/or payouts. Even if these claims do not result in liability, we will incur significant time and cost investigating and defending against them. As we expand our offerings and tiers, such as the addition of Airbnb Experiences, or if the quantity or severity of incidents increases, our insurance rates and our financial exposure will grow, which would materially adversely affect our business, results of operations, and financial condition.

Measures that we are taking to improve the trust and safety of our platform may cause us to incur significant expenditures and may not be successful.

We have taken and continue to take measures to improve the trust and safety on our platform, combat fraudulent activities and other misconduct and improve community trust, such as requiring information from hosts and guests, attempting to confirm the location of listings, removing suspected fraudulent listings or listings repeatedly reported by guests to be significantly not as described, and removing hosts and guests who fail to comply with our policies. These measures are long-term investments in our business and the trust and safety of our community; however, some of these measures increase friction on our platform by increasing the number of steps required to list or book, which reduces host and guest activity on our platform, and could materially adversely affect our business, results of operations, and financial condition. Implementing the trust and safety initiatives we have announced, which include, among other things, limited verification of hosts and listings, restrictions on “party” houses, manual screening of high-risk reservations, and our neighbor hotline, or other initiatives, has caused and will continue to cause us to incur significant ongoing expenses and may result in fewer listings and bookings or reduced host and guest retention, which could materially adversely affect our business, results of operations, and financial condition. As we operate a global platform, the timing and implementation of these measures will vary across geographies. We have invested and plan to continue to invest significantly in the trust and safety of

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our platform, but there can be no assurances that these measures will be successful, significantly reduce criminal or fraudulent activity on our platform, or be sufficient to protect our reputation in the event of such activity.

Furthermore, we have established community standards, but we may not always effectively communicate those standards to our community. For example, while we require hosts and guests to make certain commitments with respect to diversity and belonging when they join Airbnb, we may not effectively communicate our diversity and belonging expectations, standards, and requirements. As a result, hosts and guests may be surprised or disappointed when their expectations are not met.

In response to the COVID-19 pandemic, we have instituted a number of policies and measures to address the use of our platform during the COVID-19 pandemic. In particular, we have launched an enhanced cleaning protocol that is intended to help prevent transmission of COVID-19. Participation in the enhanced cleaning program is voluntary, and each host who commits to the program is responsible for implementing the cleaning protocol. We are unable to control or verify the implementation of the cleaning protocol by each host, and following the protocol may cause our hosts to incur significant expenditures, which may impact the attractiveness of our platform and may impact our business. We have also published health and safety guidelines for our community. If our hosts or guests do not follow the guidelines, they may suffer financial or other repercussions, which may make our platform less appealing and may impact our business. Further, such policies may not be successful in preventing the transmission of COVID-19. Cases of suspected COVID-19 exposure or infection during Airbnb reservations have been reported to us. If guests or hosts believe that booking stays or experiences on our platform poses heightened risks for contracting COVID-19 or other diseases, our reputation and business could be materially adversely affected, and it could give rise to legal claims against us. Further, our hosts may choose to list on other platforms instead of participating in our enhanced cleaning protocol. If a significant number of hosts decide to list on other platforms as a result of our enhanced cleaning protocol, our business, results of operations, and financial condition could be materially adversely affected.

We rely on traffic to our platform to grow revenue, and if we are unable to drive traffic cost-effectively, it would materially adversely affect our business, results of operations, and financial condition.

We believe that maintaining and strengthening our brand is an important aspect of our efforts to attract and retain hosts and guests. In particular, we rely on marketing to drive guest traffic to our platform. We have invested considerable resources into establishing and maintaining our brand. However, as a result of the COVID-19 pandemic, we realigned our organizational priorities to further increase our focus on individual hosts and brand marketing, while reducing performance marketing and our ability to preserve and enhance awareness of our brand may be impacted.

Our brand marketing efforts include a variety of online and offline marketing distribution channels. Our brand marketing efforts are expensive and may not be cost-effective or successful. For example, in November 2019, we announced a partnership with the International Olympic Committee for nine years to cover the next five Olympic Games. If our competitors spend increasingly more on brand marketing efforts, we may not be able to maintain and grow traffic to our platform.

We have used performance marketing products offered by search engines and social media platforms to distribute paid advertisements that drive traffic to our platform. For the year ended December 31, 2019 and the nine months ended September 30, 2020, 23% and     %, respectively, of the traffic to our platform came from paid performance marketing channels. The remainder of our traffic in those periods came through direct or unpaid channels, which include brand marketing and search engine optimization (“SEO”). A critical factor in attracting hosts and guests to our platform is how prominently our listings are displayed

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in response to search queries for key search terms. The success of home sharing and our brand has led to increased costs for relevant keywords as our competitors competitively bid on our keywords, including our brand name, and we may not be able to increase our spending on performance marketing to keep up with our competitors. We have suspended substantially all performance marketing efforts as we take mitigating actions in relation to the impact of the COVID-19 pandemic. Our strategy is to increase brand marketing and use the strength of our brand to attract more guests via direct or unpaid channels and to decrease our performance marketing spend relative to 2019. However, we may not be successful at our efforts to drive traffic growth cost-effectively. If we are not able to effectively increase our traffic growth, our business, results of operations and financial condition could be materially adversely affected.

The technology that powers much of our performance marketing is increasingly subject to strict regulation, and regulatory or legislative changes could adversely impact the effectiveness of our performance marketing efforts and, as a result, our business. For example, we rely on the placement and use of “cookies” — text files stored on a host or guest’s web browser or device — to support tailored marketing to consumers. Many countries have adopted, or are in the process of adopting, regulations governing the use of cookies and similar technologies, and individuals may be required to “opt-in” to the placement of cookies used for purposes of marketing. For example, we are subject to evolving EU privacy laws on cookies and e-marketing. In the European Union, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive may be replaced by an EU Regulation, known as the ePrivacy Regulation, which will significantly increase fines for non-compliance. In the European Union, informed consent may be required for the placement of a cookie on a user’s device and for direct electronic marketing. The European General Data Protection Regulation 2016/679 (“GDPR”) also imposes conditions on obtaining valid consent. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies under existing law. If regulators start to enforce the strict approach, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs, and subject us to additional liabilities. Widespread adoption of regulations that significantly restrict our ability to use performance marketing technology could adversely affect our ability to market effectively to current and prospective hosts and guests, and thus materially adversely affect our business, results of operations, and financial condition.

We focus on unpaid channels such as SEO. SEO involves developing our platform in a way that enables a search engine to rank our platform prominently for search queries for which our platform’s content may be relevant. Changes to search engine algorithms or similar actions are not within our control, and could adversely affect our search-engine rankings and traffic to our platform. We believe that our SEO results have been adversely affected by the launch of Google Travel and Google Vacation Rental Ads, which reduce the prominence of our platform in organic search results for travel-related terms and placement on Google. To the extent that our brand and platform are listed less prominently or fail to appear in search results for any reason, we would need to increase our paid marketing spend which would increase our overall customer acquisition costs and materially adversely affect our business, results of operations, and financial condition. If Google or Apple uses its own mobile operating systems or app distribution channels to favor its own or other preferred travel service offerings, or impose policies that effectively disallow us to continue our full product offerings in those channels, there could be an adverse effect on our ability to engage with hosts and guests who access our platform via mobile apps or search.

Moreover, as guests increase their booking activity across multiple travel sites or compare offerings across sites, our marketing efficiency and effectiveness is adversely impacted, which could cause us to increase our sales and marketing expenditures in the future, which may not be offset by additional revenue, and

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could materially adversely affect our business, results of operations, and financial condition. In addition, any negative publicity or public complaints, including those that impede our ability to maintain positive brand awareness through our marketing and consumer communications efforts, could harm our reputation and lead to fewer hosts and guests using our platform, and attempts to replace this traffic through other channels will require us to increase our sales and marketing expenditures.

Our debt obligations contain restrictions that impact our business and expose us to risks that could materially adversely affect our liquidity and financial condition. If we require additional funding to support our business, this additional funding may not be available on reasonable terms, or at all.

We have outstanding long-term indebtedness with a principal amount of $                 as of September 30, 2020. The agreements governing our indebtedness (our “Credit Agreements”) contain various covenants that are operative so long as our Credit Agreements remain outstanding. The covenants, among other things, limit our and our subsidiaries’ abilities to:

•	incur additional indebtedness;

•	create or incur additional liens;

•	engage in certain fundamental changes, including mergers or consolidations;

•	sell or transfer assets;

•	pay dividends and distributions on our subsidiaries’ capital stock;

•	make payments and prepayments of junior or unsecured indebtedness;

•	make acquisitions, investments, loans, or advances;

•	engage in certain transactions with affiliates; and

•	enter into negative pledge clauses and clauses restricting subsidiary distributions.

If we experience a decline in cash flow due to any of the factors described in these “Risk Factors” or otherwise, we could have difficulty paying interest and the principal amount of our outstanding indebtedness. If we are unable to generate sufficient cash flow or otherwise obtain the funds necessary to make required payments under our Credit Agreements, or if we fail to comply with the various requirements of our indebtedness, we could default under our Credit Agreements. Any such default that is not cured or waived could result in an acceleration of indebtedness then outstanding under our Credit Agreements, a requirement that we and our subsidiaries that have guaranteed our indebtedness pay the obligations in full, and would permit the lenders to exercise remedies with respect to all of the collateral that is securing our indebtedness, including substantially all of our and our subsidiary guarantors’ assets. We cannot be certain that our future operating results will be sufficient to ensure compliance with the covenants in our Credit Agreements or to remedy any defaults under our Credit Agreements.

Interest rates under our Credit Agreements are based partly on LIBOR, the London interbank offered rate, which is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. LIBOR is currently expected to phase out by the end of 2021. It is unclear if at that time LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve has begun publishing a Secured Overnight Funding Rate which is currently intended to serve as an alternative reference rate to LIBOR. If the method for calculation of LIBOR changes, if LIBOR is no longer available, or if lenders have increased costs due to changes in LIBOR, we may suffer from potential increases in interest

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rates on our borrowings. Further, we may need to renegotiate our Credit Agreements or any other borrowings that utilize LIBOR as a factor in determining the interest rate to replace LIBOR with the new standard that is established.

Since the COVID-19 pandemic, there has been increased volatility in the financial and securities markets, which has generally made access to capital less certain and increased the cost of obtaining new capital. As we manage through the slowdown in our business due to the COVID-19 pandemic, we cannot be sure that additional financing will be available to us on reasonable terms, or at all. In addition, the terms of future debt agreements could include more restrictive covenants, which could restrict our business operations. If we cannot raise additional funds when we need them, our ability to continue to support our business and to respond to business challenges would be significantly limited, and our business, results of operations, and financial condition would be materially adversely affected.

Our substantial level of indebtedness could materially adversely affect our financial condition.

We have significant indebtedness that could result in a material adverse effect on our business by:

•	increasing our vulnerability to general adverse economic and industry conditions;

•

requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, product development efforts, and other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	exposing us to the risk of increased interest rates as our borrowings are, and may in the future be, at variable interest rates.

The occurrence of any one of these events could have a material adverse effect on our business, results of operations, and financial condition, and ability to satisfy our obligations under our Credit Agreements.

If we are unable to manage the risks presented by our business model internationally, our business, results of operations, and financial condition would be materially adversely affected.

We are a global platform with hosts in more than 220 countries and regions and approximately 100,000 cities, and a global guest community. As of September 30, 2020, we had offices in             cities and had over              employees located internationally. For the year ended December 31, 2019 and the nine months ended September 30, 2020, 63% and     % of our revenue, respectively, was generated from listings outside of the United States. We expect to continue to make investments to expand our international operations. Managing a global organization is difficult, time consuming, and expensive, and requires significant management attention and careful prioritization, and any international expansion efforts that we may undertake may not be successful. In addition, conducting international operations subjects us to risks, which include:

•	operational and compliance challenges caused by distance, language, and cultural differences;

•

the cost and resources required to localize our platform and services, which often requires the translation of our platform into foreign languages and adaptation for local practices and regulatory requirements;

•

unexpected, more restrictive, differing, and conflicting laws and regulations, including those laws governing Internet activities, short-term and long-term rentals (including those implemented in response to the COVID-19 pandemic), tourism, tenancy, taxes, licensing, payments processing, messaging, marketing activities, registration and/or verification of guests, ownership of intellectual

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property, content, data collection and privacy, security, data localization, data transfer and government access to personal information, and other activities important to our business;

•

uncertainties regarding the interpretation of national and local laws and regulations, uncertainty in the enforceability of legal rights, and uneven application of laws and regulations to businesses, in particular U.S. companies;

•	competition with companies that understand local markets better than we do, or that have a local presence and pre-existing relationships with potential hosts and guests in those markets;

•	differing levels of social acceptance of home sharing, our brand, and offerings;

•	legal uncertainty regarding our liability for the listings, the services, and content provided by hosts, guests, and other third parties;

•	uncertain resolutions of litigation or regulatory inquiries;

•	variations in payment forms for hosts and guests, increased operational complexity around payments, and inability to offer local payment forms like cash or country specific digital forms of payment;

•

lack of familiarity and the burden of complying with a wide variety of U.S. and foreign laws, legal standards, and regulatory requirements, which are complex, sometimes inconsistent, and subject to unexpected changes;

•

potentially adverse tax consequences, including resulting from the complexities of foreign corporate income tax systems, value added tax (“VAT”) regimes, tax withholding rules, lodging taxes, often known as transient or occupancy taxes, hotel taxes, and other indirect taxes, tax collection or remittance obligations, and restrictions on the repatriation of earnings;

•	difficulties in managing and staffing international operations, including due to differences in legal, regulatory, and collective bargaining processes;

•	fluctuations in currency exchange rates, and in particular, decreases in the value of foreign currencies relative to the U.S. dollar;

•	regulations governing the control of local currencies and impacting the ability to collect and remit funds to hosts in those currencies or to repatriate cash into the United States;

•	oversight by foreign government agencies whose approach to privacy or human rights may be inconsistent with that taken in other countries;

•	increased financial accounting and reporting burdens, and complexities and difficulties in implementing and maintaining adequate internal controls in an international operating environment;

•	political, social, and economic instability abroad, terrorist attacks, and security concerns in general;

•	operating in countries that are more prone to crime or have lower safety standards;

•	operating in countries that have higher risk of corruption; and

•	reduced or varied protection for our intellectual property rights in some countries.

Increased operating expenses, decreased revenue, negative publicity, negative reaction from our hosts and guests and other stakeholders, or other adverse impacts from any of the above factors or other risks related to our international operations could have a material adverse effect on our brand, reputation, business, results of operations, and financial condition.

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In addition to the factors listed above, we have invested heavily to expand our operations in China, which is an intensely competitive market. We expect to continue to incur significant expenses to operate our business in China, and we may not achieve profitability in that market. As we expand our operations in China, the above factors may particularly impact our operations in China. Further, as we expand our operations in China, we expect to continue to make modifications to the way our website, mobile apps, offerings, and features function in China as compared to other countries. In addition, we need to ensure that our business practices in China are compliant with local laws and regulations, which may be interpreted and enforced in ways that are different from our interpretation, and/or create obligations on us that are costly to meet or conflict with laws in other jurisdictions.

As we disclose to our hosts and guests when they create or book a listing in China, we are subject to various requests from government agencies to share information on users who use or offer accommodation services through our platform in China. Failure to comply with such requests or other requirements as interpreted by government agencies may lead to impairment or disruption to our business and operations, including failing to obtain or losing the necessary licenses to operate in China, the blocking of our platform and services in China, and/or enforcement action against our host community, corporate entities or officers. Our failure to comply with such requests or requirements, or conversely our compliance with such requests or requirements, could materially adversely affect our brand, reputation, business, results of operations, and financial condition. Further, given that our headquarters is in the United States, any significant or prolonged deterioration in U.S.-China bilateral relations could adversely affect our business in China.

In China, the Chinese government has adopted regulations that govern the dissemination of content over the Internet, and China’s first cybersecurity law (“CSL”) took effect in June 2017. The CSL and related regulations and implementation measures are continuing to develop, and it is uncertain what obligations will apply to us in the future. In particular, the CSL imposes high requirements for the operational security of facilities, including data localization requirements, for operators deemed to be part of the “critical information infrastructure.” However, the definition of “critical information infrastructure” is not precise, and there are substantial uncertainties as to its ultimate interpretation and whether it applies to us. Chinese regulators are also considering additional regulation restricting the transfer of personal data and important data outside of China, and we could become subject to data localization requirements in the future as a result of this regulation and/or newly-published industry-specific rules and regulations. If we are considered as an operator of “critical information infrastructure,” or if we become subject to restrictions under other measures or data localization requirements under other Chinese laws and regulations, we would incur substantial costs to comply or have to change our business practices in a manner that materially adversely affects our business, results of operations, and financial condition. Actions by the U.S. government could also impair our ability to effectively operate in China, including through the use of Executive Orders or trade blacklists to ban or limit the use of services provided by Chinese third parties.

We conduct our business in China through a variable interest entity (“VIE”) and a wholly-foreign owned entity. We do not own shares in our VIE and instead rely on contractual arrangements with the equity holders of our VIE to operate our business in China because foreign investment is restricted or prohibited. Under our contractual arrangements, we must rely on the VIE and the VIE equity holders to perform their obligations in order to exercise our control over the VIE. The VIE equity holders may have conflicts of interest with us or our stockholders, and they may not act in our best interests or may not perform their obligations under these contracts. If our VIE or its equity holders fail to perform their respective obligations under the contractual arrangements, we may not be able to enforce our rights. In addition, if the Chinese government deems that the contractual arrangements in relation to our VIE do not comply with Chinese governmental restrictions on foreign investment, or if these regulations or their

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interpretation changes in the future, we could be subject to penalties, be forced to cease our operations in China, or be subject to restrictions in the future, and we may incur additional compliance costs. The contractual arrangements with our VIE may also be subject to scrutiny by the Chinese tax authorities and any adjustment of related party transaction pricing could lead to additional taxes.

We track certain operational metrics, which are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and materially adversely affect our stock price, business, results of operations, and financial condition.

We track certain operational metrics, including metrics such as Nights and Experiences Booked, GBV, active listings, active bookers, hosts, and guests, which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools are subject to a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our platform is used across large populations globally.

Our Nights and Experiences Booked and GBV metrics are adjusted for cancellations and alterations that happen in the reporting period. However, cancellations and alterations for bookings made in the reporting period can occur beyond the current reporting period. This results in a reported amount of Nights and Experiences Booked and GBV in the quarter of the booking for which all of the bookings may ultimately not result in check-ins, and subsequently reduces our Nights and Experiences Booked and GBV metrics in subsequent quarters when we experience cancellations. Cancellations and alterations to previously booked trips increased dramatically after the COVID-19 outbreak, as guests were either unable to travel or uncomfortable traveling. While the number of nights and experiences cancelled in January 2020 was 13% of the gross nights and experiences booked that month, the number of nights and experiences cancelled in March and April 2020 exceeded the number of gross nights and experiences booked during those months. If we experience high levels of cancellations in the future, our performance and related business metrics will be materially adversely affected.

The calculation of Nights and Experiences Booked, GBV, and active listings requires the ongoing collection of data on new offerings that are added to our platform over time. Our business is complex, and the methodology used to calculate Nights and Experiences Booked and GBV may require future adjustments to accurately represent the full value of new offerings.

The number of active bookers on our platform is based on activity during a certain time period. Certain individuals may have more than one guest account and therefore may be counted more than once in our count of active bookers. We count the number of hosts on our platform based on the number of host accounts that are active as of a certain date. Some individuals may have more than one host account and therefore may be counted more than once as hosts.

Our metrics, including our reported Nights and Experiences Booked and GBV, may include fraudulent bookings, accounts, and other activities that have not been flagged by our trust and safety teams or identified by our machine learning algorithms or not yet addressed by our operational teams, which could mean these activities on our site are not identified or addressed in a timely manner or at all, reducing the accuracy of our metrics. Further, any such fraudulent activity, along with associated refunds and cancellations, would reduce our metrics, in particular Nights and Experiences Booked and GBV, in the

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quarter in which it is discovered. Limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operational metrics are not accurate representations of our business, or if investors do not perceive these metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, our stock price could decline, we may be subject to stockholder litigation, and our business, results of operations, and financial condition could be materially adversely affected.

Our efforts to create new offerings and initiatives are costly, and if we are unable to successfully pursue such offerings and initiatives, we may fail to grow, and our business, results of operations, and financial condition would be materially adversely affected.

We need to continue to invest in the development of new offerings and initiatives that differentiate us from our competitors, such as Airbnb Experiences. Developing and delivering these new offerings and initiatives increase our expenses and our organizational complexity, and we may experience difficulties in developing and implementing these new offerings and initiatives.

Our new offerings and initiatives have a high degree of risk, as they may involve unproven businesses with which we have limited or no prior development or operating experience. There can be no assurance that consumer demand for such offerings and initiatives will exist or be sustained at the levels that we anticipate, that we will be able to successfully manage the development and delivery of such offerings and initiatives, or that any of these offerings or initiatives will gain sufficient market acceptance to generate sufficient revenue to offset associated expenses or liabilities. It is also possible that offerings developed by others will render our offerings and initiatives noncompetitive or obsolete. Further, these efforts entail investments in our systems and infrastructure, payment systems, and increased legal and regulatory compliance expenses, could distract management from current operations, and will divert capital and other resources from our more established offerings and geographies. Even if we are successful in developing new offerings and initiatives, regulatory authorities may subject us or our hosts and guests to new rules, taxes, or restrictions or more aggressively enforce existing rules, taxes, or restrictions, that could increase our expenses or prevent us from successfully commercializing these initiatives. If we do not realize the expected benefits of our investments, we may fail to grow and our business, results of operations, and financial condition would be materially adversely affected.

If we fail to comply with federal, state, and foreign laws relating to privacy and data protection, we may face potentially significant liability, negative publicity, an erosion of trust, and increased regulation could materially adversely affect our business, results of operations, and financial condition.

Privacy and data protection laws, rules, and regulations are complex, and their interpretation is rapidly evolving, making implementation and enforcement, and thus compliance requirements, ambiguous, uncertain, and potentially inconsistent. Compliance with such laws may require changes to our data collection, use, transfer, disclosure, other processing, and certain other related business practices and may thereby increase compliance costs or have other material adverse effects on our business. As part of host and guest registration and business processes, we collect and use personal data, such as names, dates of birth, email addresses, phone numbers, and identity verification information (for example, government issued identification or passport), as well as credit card or other financial information that hosts and guests provide to us. The laws of many states and countries require businesses that maintain such personal data to implement reasonable measures to keep such information secure and otherwise restrict the ways in which such information can be collected and used.

For example, the GDPR, which became effective on May 25, 2018, has resulted and will continue to result in significantly greater compliance burdens and costs for companies like ours. The GDPR regulates our

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collection, control, processing, sharing, disclosure, and other use of data that can directly or indirectly identify a living individual (“personal data”), and imposes stringent data protection requirements with significant penalties, and the risk of civil litigation, for noncompliance.

Failure to comply with the GDPR may result in fines of up to 20 million Euros or up to 4% of the annual global revenue of the infringer, whichever is greater. It may also lead to civil litigation, with the risks of damages or injunctive relief, or regulatory orders adversely impacting on the ways in which our business can use personal data. Many large geographies, which are important to our success, including Australia, Brazil, Canada, China, and India, have passed or are in the process of passing comparable or other robust data privacy legislation or regulation, which may lead to additional costs and increase our overall risk exposure.

In addition, from the beginning of 2021 (when the transitional period following Brexit expires), we will be required to comply with the GDPR and also the UK equivalent, with each regime having the ability to fine up to the greater of €20 million (£17 million) or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, for example, how data transfers between EU member states and the United Kingdom will be treated and the role of the United Kingdom’s Information Commissioner’s Office with respect to the European Union following the end of the transitional period. These changes will lead to additional costs and increase our overall risk exposure.

Additionally, we are subject to laws, rules, and regulations regarding cross-border transfers of personal data, including laws relating to transfer of personal data outside the European Economic Area (“EEA”). Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States and other jurisdictions; for example, on July 16, 2020, the CJEU invalidated the EU-US Privacy Shield Framework (“Privacy Shield”) under which personal data could be transferred from the EEA to US entities that had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it noted that reliance on them alone may not necessarily be sufficient in all circumstances; this has created uncertainty and increased the risk around our international operations.

In addition to other mechanisms (particularly standard contractual clauses), we previously relied on our own Privacy Shield certification and, in limited instances, the Privacy Shield certifications of third parties (for example, vendors and partners) for the purposes of transferring personal data from the EEA to the United States. We continue to rely on the standard contractual clauses to transfer personal data outside the EEA, including to the United States. Additionally, in certain circumstances, we rely on derogations provided for by law.

These recent developments may require us to review and amend the legal mechanisms by which we make and, or, receive personal data transfers to the United States and other jurisdictions. As our lead supervisory authorities (the Irish Data Protection Commission, the Luxembourg National Commission for Data Protection and, until the end of 2020, the British ICO), the European Data Protection Board, and other data protection regulators issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

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Pursuant to 17 C.F.R. Section 200.83

In the United States, federal law, such as the Gramm-Leach-Bliley Act of 1999 (“GLBA”) and its implementing regulations, restricts certain collection, processing, storage, use, and disclosure of personal information, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information. These rules also impose requirements for the safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. The U.S. government, including Congress, the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation for the collection of information concerning consumer behavior on the Internet, including regulation aimed at restricting certain targeted advertising practices. Numerous states have enacted or are in the process of enacting state level data privacy laws and regulations governing the collection, use, and processing of state residents’ personal data. For example, the California Consumer Privacy Act (“CCPA”) took effect on January 1, 2020. The CCPA establishes a new privacy framework for covered businesses such as ours, and may require us to modify our data processing practices and policies and incur compliance related costs and expenses. The CCPA provides new and enhanced data privacy rights to California residents, such as affording consumers the right to access and delete their information and to opt out of certain sharing and sales of personal information. The law also prohibits covered businesses from discriminating against consumers (for example, charging more for services) for exercising any of their CCPA rights. The CCPA imposes severe statutory damages as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. It remains unclear how various provisions of the CCPA will be interpreted and enforced. The CCPA may lead other states to pass comparable legislation, with potentially greater penalties, and more rigorous compliance requirements relevant to our business. The effects of the CCPA, and other similar state or federal laws, are significant and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation.

Various other governments and consumer agencies around the world have also called for new regulation and changes in industry practices and many have enacted different and often contradictory requirements for protecting personal information collected and maintained electronically. Compliance with numerous and contradictory requirements of different jurisdictions is particularly difficult and costly for an online business such as ours, which collects personal information from hosts, guests, and other individuals in multiple jurisdictions. If any jurisdiction in which we operate adopts news laws or changes its interpretation of its laws, rules, or regulations relating to data residency or localization such that we are unable to comply in a timely manner or at all, we could risk losing our rights to operate in such jurisdictions. While we have invested and continue to invest significant resources to comply with GDPR, GLBA, CCPA, and other privacy regulations around the world, many of these regulations expose us to the possibility of material penalties, significant legal liability, changes in how we operate or offer our products, and interruptions or cessation of our ability to operate in key geographies, any of which could materially adversely affect our business, results of operations, and financial condition.

Furthermore, to improve the trust and safety on our platform, we conduct certain verification procedures aimed at our hosts, guests, and listings in certain jurisdictions. Such verification procedures may include utilizing public information on the Internet, accessing public databases such as court records, utilizing third-party vendors to analyze host or guest data, or physical inspection. These types of activities may expose us to the risk of regulatory enforcement from privacy regulators and civil litigation.

When we are required to disclose personal data pursuant to demands from government agencies, including tax authorities, state and city regulators, law enforcement agencies, and intelligence agencies, our hosts, guests, and privacy regulators could perceive such disclosure as a failure by us to comply with

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privacy and data protection policies, notices, and laws, which could result in proceedings or actions against us in the same or other jurisdictions. Conversely, if we do not provide the requested information to government agencies due to a disagreement on the interpretation of the law, we are likely to face enforcement action from such government, engage in litigation, face increased regulatory scrutiny, and experience an adverse impact on our relationship with governments or our ability to offer our services within certain jurisdictions. Any of the foregoing could materially adversely affect our brand, reputation, business, results of operations, and financial condition.

Our business also increasingly relies on artificial intelligence and automated decision making to improve our services and tailor our interactions with our customers. However, in recent years use of these methods has come under increased regulatory scrutiny. New laws, guidance and/or decisions in this area may limit our ability to use our artificial intelligence models, or require us to make changes to our operations that may decrease our operational efficiency, result in an increase to operating costs and/or hinder our ability to improve our services. For example, there are specific rules on the use of automated decision making under the GDPR that require the existence of automated decision making to be disclosed to the data subject with a meaningful explanation of the logic used in such decision making in certain circumstances, and safeguards must be implemented to safeguard individual rights, including the right to obtain human intervention and to contest any decision. Further, California recently introduced a law requiring disclosure of chatbot functionality.

Any failure or perceived failure by us to comply with privacy and data protection policies, notices, laws, rules, and regulations could result in proceedings or actions against us by individuals, consumer rights groups, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity, and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected.

If we fail to prevent data security breaches, there may be damage to our brand and reputation, material financial penalties, and legal liability, along with a decline in use of our platform, which would materially adversely affect our business, results of operations, and financial condition.

There are risks of security breaches both on and off our systems as we increase the types of technology we use to operate our platform, including mobile apps and third-party payment processing providers, and as we collaborate with third parties that may need to process our host or guest data or have access to our infrastructure. The evolution of technology systems introduces ever more complex security risks that are difficult to predict and defend against. An increasing number of companies, including those with significant online operations, have recently disclosed breaches of their security, some of which involved sophisticated tactics and techniques allegedly attributable to criminal enterprises or nation-state actors. While we take significant measures to guard against the type of activity that can lead to data breaches, the techniques used by bad actors to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are unknown until launched against a target. As such, we may be unable to anticipate these tactics and techniques or to implement adequate preventative measures.

Further, with a large geographically disparate employee base, we are not immune from the possibility of a malicious insider compromising our information systems and infrastructure. This risk has grown in light of the greater adoption of remote work as a response to the COVID-19 pandemic. We also have a distributed community support organization including third-party providers that have access to personal information. We and other companies in our industry have dealt with incidents involving such insiders exfiltrating the personal data of customers, stealing corporate trade secrets and key financial metrics, and illegally

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diverting funds. No series of measures can fully safeguard against a sufficiently determined and skilled insider threat.

In addition, bad actors have targeted and will continue to target our hosts and guests directly with attempts to breach the security of their email accounts or management systems, such as through phishing attacks where a third party attempts to infiltrate our systems or acquire information by posing as a legitimate inquiry or electronic communication, which are fraudulent identity theft schemes designed to appear as legitimate emails from us or from our hosts or guests, partners, or vendors. We have seen many instances of our hosts and guests falling prey to such schemes, which result in their accounts being taken over by fraudsters intent on perpetrating fraud against them, other users, and our platform. Bad actors may also employ other schemes aimed at defrauding our hosts or guests in ways that we may not anticipate or be able to adequately guard against. Even if phishing and spamming attacks and other fraud schemes are not carried out through our systems, victims may nevertheless seek recovery from us. Because of our prominence, we believe that we are a particularly attractive target for such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific scheme or attack, any failure to maintain performance, reliability, security, and availability of our offerings, services, and technical infrastructure to the satisfaction of our hosts and guests may harm our reputation and our ability to retain existing hosts and guests and attract new hosts and guests. The ability of fraudsters to directly target our hosts and guests with fraudulent communications, or cause an account takeover, exposes us to significant financial fraud risk, including costly litigation, which is difficult to fully mitigate.

Generally, our practice is to encrypt certain sensitive data when it is in transit and at rest. However, we do not know whether our current practice will be deemed sufficient under applicable laws or whether new regulatory requirements might make our current practice insufficient. Moreover, the existence of encryption, in-and-of itself, is not a completely perfect security solution. If there is a breach of our computer systems and we know or suspect that certain personal data has been exfiltrated, accessed, or used inappropriately, we may need to inform the host or guest whose data was stolen, accessed, or used, and may be subject to significant fines and penalties. Further, under certain regulatory schemes, such as the CCPA, we may be liable for statutory damages on a per breached record basis, irrespective of any actual damages or harm to the individual. This means that in the event of a breach we could face government scrutiny or consumer class actions alleging statutory damages amounting to hundreds of millions, and possibly billions of dollars.

Our information technology infrastructure may be vulnerable to computer viruses or physical or electronic intrusions that our security measures may not detect. We have experienced security incidents in the past, and we may face additional attempted security intrusions in the future. Any circumvention of our security measures could result in the misappropriation of confidential or proprietary information, interrupt our operations, result in financial loss, damage our computers or those of our hosts and guests, or otherwise cause damage to our reputation and business. Further, the ability to bypass our information security controls could degrade our trust and safety programs, which could expose individuals to a risk of physical harm or violence.

We rely on third-party service providers, including financial institutions, to process some of our data and that of our hosts and guests, including payment information, and any failure by such third parties to prevent or mitigate security breaches or improper access to, or disclosure of, such information could have adverse consequences for us similar to an incident directly on our systems.

We have acquired and will continue to acquire companies that are vulnerable to security breaches, and we are responsible for any security breaches of these newly acquired companies. While we conduct due

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diligence of these companies, we do not have access to the full operating history of the companies and cannot be certain there have not been security breaches prior to our acquisition.

We expend, and expect to continue to expend, significant resources to protect against security related incidents and address problems caused by such incidents. Even if we were to expend more resources, regulators and complainants may not deem our efforts sufficient, and regardless of the expenditure, the risk of security related incidents cannot be fully mitigated. We have a heightened risk of security breaches due to some of our operations being located in certain international jurisdictions. Any actual or alleged security breaches or alleged violations of federal, state, or foreign laws or regulations relating to privacy and data security could result in mandated user notifications, litigation, government investigations, significant fines, and expenditures; divert management’s attention from operations; deter people from using our platform; damage our brand and reputation; force us to cease operations for some length of time; and materially adversely affect our business, results of operations, and financial condition. Defending against claims or litigation based on any security breach or incident, regardless of their merit, will be costly and may cause reputation harm. The successful assertion of one or more large claims against us that exceed available insurance coverage, denial of coverage as to any specific claim, or any change or cessation in our insurance policies and coverages, including premium increases or the imposition of large deductible requirements, could have a material adverse effect on our business, results of operations, and financial condition.

Our platform is highly complex, and any undetected errors could materially adversely affect our business, results of operations, and financial condition.

Our platform is a complex system composed of many interoperating components and software. Our business is dependent upon our ability to prevent system interruption on our platform. Our software, including open source software that is incorporated into our code, may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code have not been and may not be discovered until after the code has been released. We have, from time to time, found defects or errors in our system and software limitations that have resulted in, and may discover additional issues in the future that could result in, platform unavailability or system disruption. For example, defects or errors have resulted in and could result in the delay in making payments to hosts or overpaying or underpaying hosts, which would impact our cash position and may cause hosts to lose trust in our payment operations. Any errors, bugs, or vulnerabilities discovered in our code or systems released to production or found in third-party software, including open source software, that is incorporated into our code, any misconfigurations of our systems, or any unintended interactions between systems could result in poor system performance, an interruption in the availability of our platform, incorrect payments, negative publicity, damage to our reputation, loss of existing and potential hosts and guests, loss of revenue, liability for damages, a failure to comply with certain legal or tax reporting obligations, and regulatory inquiries or other proceedings, any of which could materially adversely affect our business, results of operations, and financial condition.

System capacity constraints, system or operational failures, or denial-of-service or other attacks could materially adversely affect our business, results of operations, and financial condition.

Since our founding through 2019, we have experienced rapid growth in consumer traffic to our platform. If our systems and network infrastructure cannot be expanded or are not scaled to cope with increased demand or fail to perform, we could experience unanticipated disruptions in service, slower response times, decreased customer satisfaction, and delays in the introduction of new offerings and tiers. It may be particularly difficult for us to manage these issues during the COVID-19 pandemic and the related governmentally mandated shelter at home orders, as a result of which few, if any, of our employees are physically present in our headquarters.

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Our corporate headquarters, a significant portion of our research and development activities, and certain other critical business operations are located in San Francisco, built on a high-risk liquefaction zone and is near major earthquake fault lines. Our systems and operations are vulnerable to damage or interruption from human error, computer viruses, earthquakes, floods, fires, power loss, and similar events. In addition, Northern California has recently experienced, and may continue to experience power outages during the fire season and our headquarters does not have power generator backup to maintain full business continuity. A catastrophic event that results in the destruction or disruption of our headquarters, any third-party cloud hosting facilities, or our critical business or information technology systems could severely affect our ability to conduct normal business operations and result in lengthy interruptions or delays of our platform and services.

Our systems and operations are also subject to break-ins, sabotage, intentional acts of vandalism, terrorism, and similar misconduct from external sources and malicious insiders. Our existing security measures may not be successful in preventing attacks on our systems, and any such attack could cause significant interruptions in our operations. For instance, from time to time, we have experienced denial-of-service type attacks on our systems that have made portions of our platform slow or unavailable for periods of time. There are numerous other potential forms of attack, such as phishing, account takeovers, malicious code injections, ransomware, and the attempted use of our platform to launch a denial-of-service attack against another party, each of which could cause significant interruptions in our operations or involve us in legal or regulatory proceedings. Reductions in the availability and response time of our online platform could cause loss of substantial business volumes during the occurrence of any such attack on our systems and measures we may take to divert suspect traffic in the event of such an attack could result in the diversion of bona fide customers. These issues are likely to become more difficult to manage as we expand the number of places where we operate and the variety of services we offer, and as the tools and techniques used in such attacks become more advanced and available. Successful attacks could result in negative publicity and damage to our reputation, and could prevent consumers from booking or visiting our platform during the attack, any of which could materially adversely affect our business, results of operations, and financial condition.

In the event of certain system failures, we may not be able to switch to back-up systems immediately and the time to full recovery could be prolonged. We have experienced system failures from time to time. In addition to placing increased burdens on our engineering staff, these outages create a significant amount of consumer questions and complaints that need to be addressed by our community support team. Any unscheduled interruption in our service could result in an immediate and significant loss of revenue, an increase in community support costs, and harm our reputation, and could result in some consumers switching to our competitors. If we experience frequent or persistent system failures, our brand and reputation could be permanently and significantly harmed, and our business, results of operations, and financial condition could be materially adversely affected. While we have taken and continue to take steps to increase the reliability and redundancy of our systems, these steps are expensive and may not be completely effective in reducing the frequency or duration of unscheduled downtime. We do not carry business interruption insurance sufficient to compensate us for all losses that may occur.

We use both internally developed systems and third-party systems to operate our platform, including transaction and payment processing, and financial and accounting systems. If the number of consumers using our platform increases substantially, or if critical third-party systems stop operating as designed, we may need to significantly upgrade, expand, or repair our transaction and payment processing systems, financial and accounting systems, and other infrastructure. We may not be able to upgrade our systems and infrastructure to accommodate such conditions in a timely manner, and depending on the systems affected, our transaction and payment processing, and financial and accounting systems could be

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impacted for a meaningful amount of time, which could materially adversely affect our business, results of operations, and financial condition.

Our business depends on the performance and reliability of the Internet, mobile, telecommunications network operators, and other infrastructures that are not under our control. As consumers increasingly turn to mobile devices, we also become dependent on consumers’ access to the Internet through mobile carriers and their systems. Disruptions in Internet access, whether generally, in a specific region or otherwise, could materially adversely affect our business, results of operations, and financial condition.

Uncertainty in the application of taxes to our hosts, guests, or platform could increase our tax liabilities and may discourage hosts and guests from conducting business on our platform.

We are subject to a variety of taxes and tax collection obligations in the United States (federal, state, and local) and numerous foreign jurisdictions. We have received communications from numerous foreign, federal, state, and local governments regarding the application of tax laws or regulations to our business or demanding data about our hosts and guests to aid in threatened or actual enforcement actions against our hosts and guests. In many jurisdictions where applicable, we have agreed to collect and remit lodging taxes, often known as transient or occupancy taxes, to local governments directly on behalf of our hosts. In other jurisdictions, hosts are responsible for collecting and remitting lodging taxes to their local government. We have been subject to complaints by, and are involved in a number of lawsuits brought by, certain government entities for alleged responsibility for indirect taxes, host income withholding taxes, and other duties relating to short-term occupancy rentals and other aspects of our business. In some jurisdictions we are in the process of discussing potential agreements to resolve alleged past-due taxes, and in other jurisdictions, the regulators have held us liable for such past and future taxes. A number of jurisdictions have proposed or implemented new tax laws or interpreted existing laws to explicitly apply their hotel and hospitality taxes to businesses like ours. Laws and regulations relating to taxes as applied to our platform, and to our hosts and guests, vary greatly among jurisdictions, and it is difficult or impossible to predict how such laws and regulations will be applied.

The application of indirect taxes, such as lodging taxes, hotel, sales and use tax, privilege taxes, excise taxes, VAT, goods and services tax, harmonized sales taxes, business tax, and gross receipt taxes (together, “indirect taxes”) to e-commerce activities such as ours and to our hosts or guests is a complex and evolving issue. Some of such tax laws or regulations hold us responsible for the reporting, collection, and payment of such taxes, and such laws could be applied to us for transactions conducted in the past as well as transactions in the future. Many of the statutes and regulations that impose these taxes were established before the adoption and growth of the Internet and e-commerce. New or revised foreign, federal, state, or local tax regulations may subject us or our hosts and guests to additional indirect, income, and other taxes, and depending upon the jurisdiction could subject us or our hosts and guests to significant monetary penalties and fines for non-payment of taxes. An increasing number of jurisdictions are considering adopting or have adopted laws or administrative practices that impose new tax measures, including digital platform revenue-based taxes, targeting online sharing platforms and online marketplaces, and new obligations to collect host income taxes, sales, consumption, value added, or other taxes on digital platforms. We may recognize additional tax expenses and be subject to additional tax liabilities, and our business, results of operations, and financial condition could be materially adversely affected by additional taxes of this nature or additional taxes or penalties resulting from our failure to comply with any reporting, collection, and payment obligations. We accrue a reserve for such taxes, and upon examination or audit, such reserves may be insufficient.

New or revised taxes and, in particular, the taxes described above and similar taxes would likely increase the price paid by guests, the cost of doing business for our hosts, discourage hosts and guests from using

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our platform, and lead to a decline in revenue, and materially adversely affect our business, results of operations, and financial condition. If we are required to disclose personal data pursuant to demands from government agencies for tax reporting purposes, our hosts, guests, and regulators could perceive such disclosure as a failure by us to comply with privacy and data protection policies, notices, and laws and commence proceedings or actions against us. If we do not provide the requested information to government agencies due to a disagreement on the interpretation of the law, we are likely to face enforcement action, engage in litigation, face increased regulatory scrutiny, and experience an adverse impact in our relationships with governments. Our competitors may arrive at different or novel solutions to the application of taxes to analogous businesses that could cause our hosts and guests to leave our platform in favor of conducting business on the platforms of our competitors. This uncertainty around the application of taxes and the impact of those taxes on the actual or perceived value of our platform may also cause guests to use OTAs, hotels, or other traditional travel services. Any of these events could materially adversely affect our brand, reputation, business, results of operations, and financial condition.

We devote significant resources, including management time, to the application and interpretation of laws and working with various jurisdictions to clarify whether taxes are applicable and the amount of taxes that apply. The application of indirect taxes to our hosts, guests, and our platform significantly increases our operational expenses as we build the infrastructure and tools to capture data and to report, collect, and remit taxes. Even if we are able to build the required infrastructure and tools, we may not be able to complete them in a timely fashion, in particular given the speed at which regulations and their interpretations can change, which could harm our relationship with governments and our reputation, and result in enforcement actions and litigation. The lack of uniformity in the laws and regulations relating to indirect taxes as applied to our platform and to our hosts and guests further increases the operational and financial complexity of our systems and processes, and introduces potential for errors or incorrect tax calculations, all of which are costly to our business and results of operations. Certain regulations may be so complex as to make it infeasible for us to be fully compliant. As our business operations expand or change, including as a result of introducing new or enhanced offerings, tiers or features, or due to acquisitions, the application of indirect taxes to our business and to our hosts and guests will further change and evolve, and could further increase our liability for taxes, discourage hosts and guests from using our platform, and materially adversely affect our business, results of operations, and financial condition.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.

We are subject to the risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts, and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition. To the extent climate change causes changes in weather patterns, our coastal markets could experience increases in storm intensity and rising sea-levels causing damage to our hosts’ properties and result in a reduced number of listings in these areas. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms we and our hosts find acceptable in areas most vulnerable to such events, increasing operating costs for our hosts, including the cost of water or energy, and requiring our hosts to expend funds as they seek to repair and protect their properties in connection with such events. As a result of the foregoing and other climate-related issues, our hosts may decide to remove their listings from our platform. If we are unable to provide listings in certain areas due to climate change, we may lose both guests and hosts, which could have a material adverse effect on our business, results of operations, and financial condition.

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We may experience significant fluctuations in our results of operations, which make it difficult to forecast our future results.

Our results of operations may vary significantly and are not necessarily an indication of future performance. We experience seasonal fluctuations in our financial results. We experience seasonality in our GBV, Nights and Experiences Booked, and Adjusted EBITDA that is consistent with seasonality of our revenue, which has historically been, and is expected to continue to be, highest in the third quarter when we have the most check-ins as it is the peak travel season for North America and EMEA. We recognize revenue upon the completion of a check-in. As our business matures, other seasonal trends may develop, or these existing seasonal trends may become more extreme. In addition to seasonality, our results of operations may fluctuate as a result of a variety of other factors, some of which are beyond our control, including:

•

reduced travel and cancellations due to other events beyond our control such as health concerns, including the COVID-19 pandemic, other epidemics and pandemics, natural disasters, wars, regional hostilities or law enforcement demands and other regulatory actions;

•	periods with increased investments in our platform for existing offerings, new offerings and initiatives, marketing, and the accompanying growth in headcount;

•	our ability to maintain growth and effectively manage that growth;

•	increased competition;

•	our ability to expand our operations in new and existing regions;

•	changes in governmental or other regulations affecting our business;

•	changes to our internal policies or strategies;

•	harm to our brand or reputation; and

•	other risks described elsewhere in this prospectus.

As a result, we may not accurately forecast our results of operations. Moreover, we base our expense levels and investment plans on estimates for revenue that may turn out to be inaccurate. A significant portion of our expenses and investments are fixed, and we may not be able to adjust our spending quickly enough if our revenue is less than expected, resulting in losses that exceed our expectations. If our assumptions regarding the risks and uncertainties that we use to plan our business are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, results of operations, and financial condition could be materially adversely affected.

We currently rely on a number of third-party service providers to host and deliver a significant portion of our platform and services, and any interruptions or delays in services from these third parties could impair the delivery of our platform and services, and our business, results of operations, and financial condition could be materially adversely affected.

We rely primarily on Amazon Web Services in the United States and abroad to host and deliver our platform. Third parties also provide services to key aspects of our operations, including Internet connections and networking, data storage and processing, trust and safety, security infrastructure, source code management, and testing and deployment. In addition, we rely on third parties for many aspects of

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our payments platform and a significant portion of our community support operations are conducted by third parties at their facilities. We also rely on Google Maps and other third-party services for maps and location data that are core to the functionality of our platform, and we integrate applications, content, and data from third parties to deliver our platform and services.

We do not control the operation, physical security, or data security of any of these third-party providers. Despite our efforts to use commercially reasonable diligence in the selection and retention of such third-party providers, such efforts may be insufficient or inadequate to prevent or remediate such risks. Our third-party providers, including our cloud computing providers and our payment processing partners, may be subject to intrusions, computer viruses, denial-of-service attacks, sabotage, acts of vandalism, acts of terrorism, and other misconduct. They are vulnerable to damage or interruption from power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes, and similar events; and they may be subject to financial, legal, regulatory, and labor issues, each of which may impose additional costs or requirements on us or prevent these third parties from providing services to us or our customers on our behalf. In addition, these third parties may breach their agreements with us, disagree with our interpretation of contract terms or applicable laws and regulations, refuse to continue or renew these agreements on commercially reasonable terms or at all, fail to or refuse to process transactions or provide other services adequately, take actions that degrade the functionality of our platform and services, increase prices, impose additional costs or requirements on us or our customers, or give preferential treatment to our competitors. If we are unable to procure alternatives in a timely and efficient manner and on acceptable terms, or at all, we may be subject to business disruptions, losses, or costs to remediate any of these deficiencies. Our systems currently do not provide complete redundancy of data storage or processing or payment processing. Although we are in the process of developing a comprehensive business continuity and disaster recovery plans for all of our operations, there is no guarantee that such plans will be effective. The occurrence of any of the above events could result in hosts and guests ceasing to use our platform, reputational damage, legal or regulatory proceedings, or other adverse consequences, which could materially adversely affect our business, results of operations, and financial condition.

We may raise additional capital in the future or otherwise issue equity, which could have a dilutive effect on existing stockholders and adversely affect the market price of our common stock.

We may from time to time issue additional shares of Class A common stock. As a result, our stockholders may experience immediate dilution. We may engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A common stock. In addition, our stockholders will experience additional dilution when option holders exercise their right to purchase common stock under our equity incentive plans, when RSUs vest and settle, when we issue equity awards to our employees under our equity incentive plans, or when we otherwise issue additional equity.

Should we require additional funding, we cannot be sure that it will be available to us on reasonable terms, or at all. If we cannot raise additional funds when we need them, our ability to continue to support our business and to respond to business challenges would be significantly limited, and our business, results of operations, and financial condition would be materially adversely affected.

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The coverage afforded under our insurance policies may be inadequate for the needs of our business or our third-party insurers may be unable or unwilling to meet our coverage requirements, which could materially adversely affect our business, results of operations, and financial condition.

We use a combination of third-party insurance and self-insurance, including a wholly-owned captive insurance subsidiary established in 2019, to manage the exposures related to our business operations. We support our host community by maintaining a variety of host protection programs, including Host Protection Insurance and Experience Protection Insurance, and our Host Guarantee Program. Our business, results of operations, and financial condition would be materially adversely affected if (i) cost per claim, premiums or the number of claims significantly exceeds our expectations; (ii) we experience a claim in excess of our coverage limits; (iii) our insurance providers become insolvent or otherwise fail to pay on our insurance claims; (iv) we experience a claim for which coverage is not provided; or (v) the number of claims under our deductibles or self-insured retentions differs from historic averages. Our overall spend on insurance has increased as our business has grown and losses from covered claims have increased. Premiums have increased as a result, and we have experienced and expect to continue to experience increased difficulty in obtaining appropriate policy limits and levels of coverage at a reasonable cost and with reasonable terms and conditions. Our costs for obtaining these policies will continue to increase as our business grows and continues to evolve. Furthermore, as our business continues to develop and diversify, we may experience difficulty in obtaining insurance coverage for new and evolving offerings and tiers, which could require us to incur greater costs and materially adversely affect our business, results of operations, and financial condition. Additionally, if we fail to comply with insurance regulatory requirements in the regions where we operate, or other regulations governing insurance coverage, our brand, reputation, business, results of operations, and financial condition could be materially adversely affected.

Host Protection Insurance and Experience Protection Insurance

In order to offset our potential exposure related to stays and experiences and to comply with certain short-term rental regulatory requirements, we have procured Host Protection and Experience Protection general liability insurance from third parties, which is subject to certain terms, conditions, and exclusions, for claims from guests and third parties for bodily injury or property damage arising from bookings of stays and experiences through our platform. We and our hosts are insured parties, and landlords, homeowners or condo-owners associations, and any other similar entities, are additional insured parties. However, these insurance programs may not provide coverage for certain types of claims, including those relating to contagious diseases such as COVID-19, and may be insufficient to fully cover costs of investigation, costs of defense, and payments or judgments arising from covered claims. In addition, extensive or costly claims could lead to premium increases or difficulty securing coverage, which may result in increased financial exposure and an inability to meet insurance regulatory requirements.

Corporate Insurance

We procure insurance policies to cover various operations-related risks, including general business liability, employment practices liability, workers’ compensation, cyber liability and data breaches, crime, directors’ and officers’ liability, and property insurance. We do not have sufficient coverage for certain catastrophic events, including certain business interruption losses, such as those resulting from the COVID-19 pandemic. Additionally, certain policies may not be available to us and the policies we have and obtain in the future may not be sufficient to cover all of our business exposure.

Captive Insurance Company

We have a wholly-owned captive insurance subsidiary to manage the financial exposure related to our host and experiences protection insurance programs along with certain corporate insurance programs.

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Our captive insurance subsidiary is a party to certain reinsurance and indemnification arrangements that transfer a portion of the risk from our insurance providers to the captive insurance subsidiary, which could require us to pay out material amounts that may be in excess of our insurance reserves. As our business continues to develop and diversify, we may choose to or have to transfer more risk to our captive insurance subsidiary as it may become more difficult to obtain insurance with current retentions or deductibles and with similar terms to cover our exposure. Our insurance reserves account includes unpaid losses, loss adjustment expenses for risks, and other associated expenses, such as defense costs retained by us through our captive insurance subsidiary. These amounts are based on actuarial estimates, historical claim information, and industry data. While these reserves are believed to be adequate, our ultimate liability could be in excess of our reserves, which could materially adversely affect our results of operations and financial position.

Host Guarantee Program

We maintain a Host Guarantee Program that provides reimbursement of up to $1 million for loss or damages to a host property caused by guests, subject to terms and conditions. While the Host Guarantee Program is a commercial agreement with our hosts and for which we are primarily responsible, we maintain a contractual liability insurance policy to provide coverage to us for claims and losses incurred by us under the Host Guarantee Program. Increased claim frequency and severity and increased fraudulent claims could result in greater payouts, premium increases, and/or difficulty securing coverage. Further, disputes with hosts as to whether the Host Guarantee Program applies to alleged losses or damages and the increased submission of fraudulent payment requests could require significant time and financial resources.

Our community support function is critical to the success of our platform, and any failure to provide high-quality service could affect our ability to retain our existing hosts and guests and attract new ones.

Our ability to provide high-quality support to our community of hosts and guests is important for the growth of our business and any failure to maintain such standards of community support, or any perception that we do not provide high-quality service, could affect our ability to retain and attract hosts and guests. Meeting the community support expectations of our hosts and guests requires significant time and resources from our community support team and significant investment in technology, including automation and machine learning to improve efficiency, infrastructure, policies, and community support tools. The failure to develop the appropriate technology, infrastructure, policies, and community support tools, or to manage or properly train our community support team, could compromise our ability to resolve questions and complaints quickly and effectively. The number of our hosts and guests has grown significantly and such growth, as well as any future growth, will put additional pressure on our community support organization and our technology organization. In addition, as we service a global customer base and continue to grow outside of North America and Europe, we need to be able to provide effective support that meets our hosts’ and guests’ needs and languages globally at scale. As part of our reduction in force announced in May 2020, we significantly reduced the number of employees in our community support organization and our technology organization, which may impact our ability to provide effective support to our hosts and guests. Our service is staffed based on complex algorithms that map to our business forecasts. Any volatility in those forecasts could lead to staffing gaps that could impact the quality of our service.

The vast majority of our community support is performed by a limited number of third-party service providers. We rely on our internal team and these third parties to provide timely and appropriate responses to the inquiries of hosts and guests that come to us via telephone, email, social media, and chat. Reliance on these third parties requires that we provide proper guidance and training for their employees,

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maintain proper controls and procedures for interacting with our community, and ensure acceptable levels of quality and customer satisfaction are achieved.

We must service both hosts and guests and help to mediate disputes between hosts and guests. We rely on information provided by hosts and guests and are at times limited in our ability to provide adequate support or help hosts and guests resolve disputes due to our lack of information or control. To the extent that hosts and guests are not satisfied with the quality or timeliness of our community support or third-party support, we may not be able to retain hosts or guests, and our reputation as well as our business, results of operations, and financial condition could be materially adversely affected.

When a host or guest has a poor experience on our platform, we may issue refunds or coupons for future stays. These refunds and coupons are generally treated as a reduction to revenue, and we may make a payout under our Host Guarantee Program, which we account for as consideration paid to a customer and is also generally treated as a reduction in revenue. A robust community support effort is costly, and we expect such cost to continue to rise in the future as we grow our business. We have historically seen a significant number of community support inquiries from hosts and guests. Our efforts to reduce the number of community support requests may not be effective, and we could incur increased costs without corresponding revenue, which would materially adversely affect our business, results of operations, and financial condition.

A significant portion of our bookings and revenue are denominated in foreign currencies, and our financial results are exposed to changes in foreign exchange rates.

A significant portion of our business is denominated and transacted in foreign currencies, which subjects us to foreign exchange risk. We offer integrated payments to our hosts and guests in over 40 currencies. Generally speaking, U.S. dollar strength adversely impacts the translation of the portion of our revenue that is generated in foreign currencies into the U.S. dollar. For the year ended December 31, 2019 and the nine months ended September 30, 2020, approximately 60% and     % of our revenue, respectively, was denominated in currencies other than U.S. dollars. Our results of operations could also be negatively impacted by a strengthening of the U.S. dollar as a large portion of our costs are U.S. dollar-denominated. We also have foreign exchange risk with respect to certain of our assets, principally cash balances held on behalf of hosts and guests, that are denominated in currencies other than the functional currency of our subsidiaries, and our financial results are affected by the remeasurement and translation of these non-U.S. currencies into U.S. dollars, which is reflected in the effect of exchange rate changes on cash, cash equivalents, and restricted cash on the consolidated statements of cash flows. For the year ended December 31, 2019, the effects of exchange rates on our cash, cash equivalents, and restricted cash totaled $(25.3) million, due to fluctuations in exchange rates and the strengthening of the U.S. dollar. For the nine months ended September 30, 2020, the effects of exchange rates on our cash, cash equivalents, and restricted cash totaled $                 million due to                 . Furthermore, our platform generally enables guests to make payments in the currency of their choice to the extent that the currency is supported by Airbnb, which may not match the currency in which the host elects to get paid. In those cases, we bear the currency risk of both the guest payment as well as the host payment due to timing differences in such payments. For the year ended December 31, 2019 and the nine months ended September 30, 2020, we recorded net foreign currency losses of $4.8 million and $                 million, respectively, in our consolidated statement of operations. While we have and may choose to enter into transactions to hedge portions of our foreign currency translation and balance sheet exposure in the future, it is impossible to predict or eliminate the effects of foreign exchange rate exposure. Strengthening of the U.S. dollar could materially adversely affect our results of operations and financial condition.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

The value of our marketable securities could decline, which could adversely affect our results of operations and financial condition.

Our marketable securities portfolio includes various holdings, types, and maturities. Market values of these investments can be adversely impacted by various factors, including liquidity in the underlying security, credit deterioration, the financial condition of the credit issuer, foreign exchange rates, and changes in interest rates. Our marketable securities, which we consider highly-liquid investments, are classified as available-for-sale and are recorded on our consolidated balance sheets at their estimated fair value. Unrealized gains and losses on available-for-sale debt securities are reported as a component of accumulated other comprehensive income (loss) in stockholders’ deficit. Realized gains and losses and other than-temporary impairments are reported within other income (expense), net in the consolidated statements of operations. Our marketable equity securities with readily determinable fair values are measured at fair value on a recurring basis with changes in fair value recognized within other income (expense), net in the consolidated statements of operations.

If the fair value of marketable equity securities declines, our earnings will be reduced or losses will be increased. Furthermore, our interest income from cash, cash equivalents, and our marketable securities are impacted by changes in interest rates, and a decline in interest rates would adversely impact our interest income.

The value of our equity investments in private companies could decline, which could materially adversely affect our results of operations and financial condition.

Our equity investments in private companies where we do not have the ability to exercise significant influence are accounted for using the measurement alternative. Such investments are carried at cost, less any impairments, and are adjusted for subsequent observable price changes, with such changes in value recognized in other income (expense), net in our consolidated statements of operations. Additionally, for our equity investments in private companies where we have the ability to exercise significant influence, but not control, we record our proportionate share of net income or loss in other income (expense), net in our consolidated statements of operations. The financial statements provided by these companies are often unaudited. Our investments in private companies are inherently risky, including early-stage companies with limited cash to support their operations and companies whose results are negatively impacted by downturns in the travel industry, such as the one currently occurring. The companies in which we invest include early-stage companies that may still be developing products and services with limited cash to support the development, marketing and sales of their products. Further, our ability to liquidate such investments is typically dependent on a liquidity event, such as a public offering or acquisition, as no public market currently exists for the securities held in the investees. Valuations of privately-held companies are inherently complex and uncertain due to the lack of a liquid market for the securities of such companies. If we determine that any of our investments in such companies have experienced a decline in value, we will recognize an expense to adjust the carrying value to its estimated fair value. We recorded impairment charges of $27.8 million for the year ended December 31, 2019 and $                 million for the nine months ended September 30, 2020 relating to investments in private companies, and may experience similar or greater losses on our investments in the future. Negative changes in the estimated fair value of private companies in which we invest could have a material adverse effect on our results of operations and financial condition.

We will incur significant expenses as a result of being a public company, which could materially adversely affect our business, results of operations, and financial condition.

As a public company, we will incur significant legal, accounting, and other expenses that we have not incurred as a private company. We will be subject to the reporting requirements of the Securities

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exchange Act of 1934, as amended (the “Exchange Act”), the applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Act, the rules and regulations of the SEC, and the Listing Rules of              . Stockholder activism and the level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional significant compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. The increased costs will increase our net loss or decrease our net income, and may require us to reduce costs in other areas of our business or increase our service fees which could result in a reduction in bookings. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees, or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions, and other regulatory action and potentially civil litigation.

Further, the majority of our management team, including our Chief Executive Officer and Chief Financial Officer, have either no or limited experience in managing publicly-traded companies. Our management team may not successfully or efficiently manage our transition to being a public company and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, and could materially adversely affect our business, results of operations, and financial condition.

As a public reporting company, we will be subject to rules and regulations established by the SEC and              regarding our internal control over financial reporting. We may not complete needed improvements to our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our Class A common stock and your investment.

As a public reporting company, we will become subject to the rules and regulations established by the SEC and              . These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel, including senior management. In addition, as a public company, we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. Management’s initial certification under Section 404 of the Sarbanes-Oxley Act will be required with our annual report on Form 10-K for the year ending December 31, 2021. In support of such certifications, we will be required to document and make significant changes and enhancements, including potentially hiring additional personnel, to our internal control over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2021. As a result, we anticipate investing significant resources to enhance and maintain our financial and managerial controls, reporting systems, and procedures.

To date, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act because no such evaluation has been required. If our management is unable to certify the effectiveness of our internal controls, our independent registered public accounting firm is unable to express an unqualified opinion on the effectiveness of our internal control

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

over financial reporting, we identify or fail to remediate material weaknesses in our internal controls, or we do not effectively or accurately report our financial performance to the appropriate regulators on a timely basis, we could be subject to regulatory scrutiny and a loss of investor confidence, which could significantly harm our reputation and our stock price, and materially adversely affect our business, results of operations, and financial condition.

We previously identified a material weakness in our internal control over financial reporting in connection with a revision to previously issued financial statements for the year ended December 31, 2017 relating to the provision for income taxes resulting from the incorrect use of tax attributes. We identified that the cause of the income tax provision adjustment was a lack of qualified tax personnel with an appropriate level of experience to review the use of tax attributes in accordance with tax ordering rules. While we remediated this material weakness as of December 31, 2018 through hiring additional experienced personnel, we can give no assurance that additional material weaknesses will not be identified in the future. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to prevent or avoid potential future material weaknesses. A material weakness in our internal control over financial reporting could result in an increased probability of fraud, the potential loss of customers, litigation from our stockholders, reduction in our ability to obtain financing, and require additional expenditures to remediate. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in loss of investor confidence in the accuracy and completeness of our financial reports and a decline in our stock price, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities.

We may have exposure to greater than anticipated income tax liabilities.

Our income tax obligations are based in part on our corporate operating structure and intercompany arrangements, including the manner in which we operate our business, develop, value, manage, protect, and use our intellectual property, and determine the value of our intercompany transactions. The tax laws applicable to our business, including those of the United States and other jurisdictions, are subject to interpretation and certain jurisdictions are aggressively interpreting their laws in new ways in an effort to raise additional tax revenue from companies such as Airbnb. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, which could increase our worldwide effective tax rate and materially adversely affect our results of operations and financial condition. We are currently under examination for income taxes by the Internal Revenue Service for the 2013 tax year. The primary issue under examination is the valuation of our international intellectual property which was sold to a subsidiary in 2013. Although we believe we are adequately reserved for this matter, based on a reasonable assessment of unpaid tax liability for this tax year, our reserve amount does not cover the extent of the government’s current proposed adjustment amount, and an unfavorable resolution could materially adversely affect our results of operations, financial condition, and liquidity. We are subject to regular review and audit by U.S. federal, state, local, and foreign tax authorities. For example, our 2008 to 2019 tax years remain subject to examination in the United States and California due to tax attributes, and our 2015 to 2019 tax years remain subject to examination in Ireland. We are currently under a multilateral control audit (“MLC”) where a number of individual European state audits are combined. The MLC audit is focused on VAT characterization and compliance, access to host data, and transfer pricing. Tax authorities may disagree with certain positions we have taken and any adverse outcome of any review or audit could materially adversely affect our business, results of operations, and financial condition.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. Our provision for income taxes is also determined by the manner in which we operate our business, and any changes to such operations or laws applicable to such operations may affect our effective tax rate. Changes in accounting for intercompany transactions may also affect our effective tax rate. For example, with the adoption of ASU No. 2016-16, effective January 1, 2018, the income tax effects of an intercompany transfer are recognized in the period in which the transfer occurs, rather than amortized over time, which may increase the impact of such transfers on our effective tax rate in a particular period. Although we believe that our provision for income taxes is reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and could materially affect our financial results in the period or periods for which such determination is made. In addition, our future tax expense could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations, or accounting principles. For example, we have previously incurred losses in the United States and certain international subsidiaries that resulted in an effective tax rate that is significantly higher than the statutory tax rate in the United States and this could continue to happen in the future. We may also be subject to additional tax liability relating to indirect or other non-income taxes, as described in our risk factor titled “— Uncertainty in the application of taxes to our hosts, guests, or platform could increase our tax liabilities and may discourage hosts and guests from conducting business on our platform.” Our tax positions or tax returns are subject to change, and therefore we cannot accurately predict whether we may incur material additional tax liabilities in the future, which would materially adversely affect our results of operations and financial condition.

In addition, in connection with any planned or future acquisitions, we may acquire businesses that have differing licenses and other arrangements that may be challenged by tax authorities for not being at arm’s-length or that are potentially less tax efficient than our licenses and arrangements. Any subsequent integration or continued operation of such acquired businesses may result in an increased effective tax rate in certain jurisdictions or potential indirect tax costs, which could result in us incurring additional tax liabilities or having to establish a reserve in our consolidated financial statements, and materially adversely affect our results of operations and financial condition.

Changes in tax laws or tax rulings could materially affect our business, results of operations, and financial condition.

The tax regimes we are subject to or operate under, including income and non-income (including indirect) taxes, are unsettled and may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could materially adversely affect our results of operations and financial condition. For example, the Ninth Circuit Court of Appeals issued a decision in Altera Corp. v. Commissioner in June of 2019 regarding the treatment of stock-based compensation expense in a cost sharing arrangement, which had a material effect on our tax obligations and effective tax rate for the quarter in which the decision was issued. In addition, on December 22, 2017, the legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”) was enacted, which contains significant changes to U.S. tax law, including a reduction in the corporate tax rate and a transition to a more territorial system of taxation. The primary impact of this legislation on our provision for income taxes was a reduction of the future tax benefits of our deferred tax assets as a result of the reduction in the corporate tax rate. Since we have recorded a full valuation allowance against our U.S. deferred tax assets, these changes did not have a material impact on our consolidated financial statements. However, the impact of the Tax Act will likely be subject to ongoing technical guidance and accounting interpretation, the issuance of which could

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

materially affect our tax obligations and effective tax rate in the period issued. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted in response to the COVID-19 pandemic. The CARES Act contains certain tax provisions, including provisions that retroactively and/or temporarily suspend or relax in certain respects the application of certain provisions in the Tax Act, such as the limitations on the deduction of net operating losses and interest. In addition, many countries in Europe, as well as a number of other countries and states, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could significantly increase our tax obligations in many countries and states where we do business or require us to change the manner in which we operate our business. For example, in Italy, a 2017 law requires short-term rental platforms that process payments to collect and remit host income tax and tourist tax, amongst other obligations. Airbnb has challenged this law before the Italian courts but if we are unsuccessful this will lead to further compliance and potentially significant prior and future tax obligations.

The Organization for Economic Cooperation and Development has been working on a Base Erosion and Profit Shifting Project, issued a report in 2015 and an interim report in 2018, and is expected to continue to issue guidelines and proposals that may change various aspects of the existing framework under which our tax obligations are determined in many of the countries in which we do business. Similarly, the European Commission and several countries have issued proposals that would change various aspects of the current tax framework under which we are taxed. These proposals include changes to the existing framework to calculate income tax, as well as proposals to change or impose new types of non-income (including indirect) taxes, including taxes based on a percentage of revenue. For example, France, Italy, Spain, and the United Kingdom, among others, have each proposed or enacted taxes applicable to digital services, which includes business activities on digital platforms and would likely apply to our business.

The European Commission has conducted investigations in multiple countries focusing on whether local country tax rulings or tax law provide preferential tax treatment that violates European Union state aid rules and concluded that certain countries, including Ireland, have provided illegal state aid in certain cases. These investigations may result in changes to the tax treatment of our foreign operations. Due to the large and increasing scale of our international business activities, many of these types of changes to the taxation of our activities described above and in our risk factor titled “— Uncertainty in the application of taxes to our hosts, guests, or platform could increase our tax liabilities and may discourage hosts and guests from conducting business on our platform” could increase our worldwide effective tax rate, increase the amount of non-income (including indirect) taxes imposed on our business, and materially adversely affect our business, results of operations, and financial condition. Such changes may also apply retroactively to our historical operations and result in taxes greater than the amounts estimated and recorded in our financial statements.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2019, we had net operating loss carryforwards for U.S. federal income tax purposes of $116.7 million available to offset future taxable income. If not utilized, the federal net operating loss carryforwards will begin to expire in 2034. As of December 31, 2019, we had net operating loss carryforwards for state income tax purposes of $167.6 million, which will expire, if not utilized, beginning in 2033. While federal net operating loss carryforwards generated on or after January 1, 2018 are not subject to expiration, the deductibility of such net operating loss carryforwards is limited to 80% of our taxable income for taxable years beginning on or after January 1, 2021. In addition, we expect to generate significant stock compensation deductions as a result of this offering starting in                     , which would substantially increase the size of our net operating loss carryforwards. Realization of these net operating loss carryforwards depends on our future taxable income, and there is a risk that our existing

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

carryforwards could expire unused and be unavailable to offset future taxable income, which could materially adversely affect our results of operations and financial condition. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership by significant stockholders or groups of stockholders over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change taxable income or tax liabilities may be limited. Similar rules may apply under state tax laws. We may have undergone ownership changes in the past, and we may experience ownership changes in the future because of shifts in our stock ownership, many of which are outside of our control. Our ability to use our pre-change net operating loss carryforwards and other tax attributes to offset future U.S. federal taxable income may be subject to limitations, which could result in increased future tax liability to us.

Our business depends on attracting and retaining capable management and employees, and the loss of any key personnel could materially adversely affect our business, results of operations, and financial condition.

Our success depends in large part on our ability to attract and retain high-quality management and employees. Brian Chesky, Joe Gebbia, and Nathan Blecharczyk founded our company and have been instrumental in devising and implementing our strategies for growth and scaling our business. Our founders and other members of our senior management team, as well as other employees, may terminate their employment with us at any time, which could materially adversely affect our business, results of operations, and financial condition.

As we continue to grow, we cannot guarantee that we will be able to attract and retain the personnel we need. Our business requires highly skilled technical, engineering, design, product, data analytics, marketing, business development, and community support personnel, including executive-level employees, who are in high demand and are often subject to competing offers. Competition for qualified employees and executive-level employees is intense in our industry and particularly in San Francisco where we have our headquarters and other jurisdictions where we operate. The loss of qualified employees, or an inability to attract, retain, and motivate employees required for the planned expansion of our business would materially adversely affect our business, results of operations, and financial condition and impair our ability to grow.

To attract and retain key personnel, we use various measures, including an equity incentive program. As we continue to mature, the incentives to attract, retain, and motivate employees provided by our programs or by future arrangements may not be as effective as in the past. We have a number of current employees, including our founders, who hold equity in our company or whose equity awards are or will become substantially vested upon the completion of this offering. As a result, it may be difficult for us to continue to retain and motivate these employees, and the value of their holdings could affect their decisions about whether or not they continue to work for us. Our ability to attract, retain, and motivate employees may be adversely affected by declines in our stock price. If we issue significant equity to attract employees or to retain our existing employees, we would incur substantial additional stock-based compensation expense and the ownership of our existing stockholders would be further diluted.

In response to the economic challenges and uncertainty resulting from the COVID-19 pandemic and its impact on our business, in May 2020, we announced a reduction in force of approximately 1,800 employees. This could lead to reduced employee morale and productivity, increased attrition, and problems retaining existing and recruiting future employees, all of which could have a material adverse impact on our business, results of operations, and financial condition.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Consumer use of devices and platforms other than desktop computers creates challenges. If we are unable to operate effectively on these platforms, our business, results of operations, and financial condition could be materially adversely affected.

People regularly access the Internet through mobile phones, tablets, handheld computers, voice-assisted speakers, television set-top devices, smart televisions, wearables, and automobile in-dash systems. These devices enable new modalities of interaction, such as conversational user interfaces, and new intermediaries, such as “super-apps” like WeChat, where consumers can use many online services without leaving a particular app. We anticipate that the use of these means of access will continue to grow and that usage through desktop computers will continue to decline, especially in certain regions of the world experiencing the highest rate of Internet adoption. The functionality and user experiences associated with these alternative devices, such as a smaller screen size or lack of a screen, may make the use of our platform through such devices more difficult than through a desktop computer, lower the use of our platform, and make it more difficult for our hosts to upload content to our platform. In addition, consumer purchasing patterns can differ on alternative devices, and it is uncertain how the proliferation of mobile devices will impact the use of our platform and services. Mobile consumers may also be unwilling to download multiple apps from multiple companies providing similar services meaning that such consumers may opt to use one of our competitors’ services instead of ours. As a result, brand recognition and the consumer experience with our mobile app will likely become increasingly important to our business. In addition, these new modalities create opportunities for device or systems companies, such as Amazon, Apple, and Google, to control the interaction with our consumers and disintermediate existing platforms such as ours.

We need to provide solutions for consumers who are limited in the size of the app they can support on their mobile devices and address latency issues in countries with lower bandwidth for both desktop and mobile devices. Because our platform contains data-intensive media, these issues are exacerbated. As new devices, operating systems, and platforms continue to be released, it is difficult to predict the problems we may encounter in adapting our offerings and features to them, and we may need to devote significant resources to the creation, support, and maintenance of our offerings and features.

Our success will also depend on the interoperability of our offerings with a range of third-party technologies, systems, networks, operating systems, and standards, including iOS and Android; the availability of our mobile apps in app stores and in “super-app” environments; and the creation, maintenance, and development of relationships with key participants in related industries, some of which may also be our competitors. Moreover, third-party platforms, services and offerings are constantly evolving, and we may not be able to modify our platform to assure its compatibility with those of third parties. If we lose such interoperability, we experience difficulties or increased costs in integrating our offerings into alternative devices or systems, or manufacturers or operating systems elect not to include our offerings, make changes that degrade the functionality of our offerings, or give preferential treatment to competitive products, the growth of our community and our business, results of operations, and financial condition could be materially adversely affected. This risk may be exacerbated by the frequency with which consumers change or upgrade their devices. In the event consumers choose devices that do not already include or support our platform or do not install our mobile apps when they change or upgrade their devices, our traffic and host and guest engagement may be harmed.

If we are unable to adapt to changes in technology and the evolving demands of hosts and guests, our business, results of operations, and financial condition could be materially adversely affected.

The industries in which we compete are characterized by rapidly changing technology, evolving industry standards, consolidation, frequent new offering announcements, introductions, and enhancements, and

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

changing consumer demands and preferences. In 2018, we began making incremental investments in upgrading our technology platform to a service-oriented architecture, improving data management, and increasing our service reliability, and we invested heavily in our technology in 2019. Our future success will depend on our ability to adapt our platform and services to evolving industry standards and local preferences and to continually innovate and improve the performance, features, and reliability of our platform and services in response to competitive offerings and the evolving demands of hosts and guests. Our future success will also depend on our ability to adapt to emerging technologies such as tokenization, cryptocurrencies, new authentication technologies, such as biometrics, distributed ledger and blockchain technologies, artificial intelligence, virtual and augmented reality, and cloud technologies. As a result, we intend to continue to spend significant resources maintaining, developing, and enhancing our technologies and platform; however, these efforts may be more costly than expected and may not be successful. For example, we may not make the appropriate investments in new technologies, which could materially adversely affect our business, results of operations, and financial condition. Further, technological innovation often results in unintended consequences such as bugs, vulnerabilities, and other system failures. Any such bug, vulnerability, or failure, especially in connection with a significant technical implementation or change, could result in lost business, harm to our brand or reputation, consumer complaints, and other adverse consequences, any of which could materially adversely affect our business, results of operations, and financial condition.

Another critical component to our future success will be our ability to integrate new or emerging payment methods into our platform to offer alternative payment solutions to consumers. Alternate payment providers such as Alipay, Paytm, and WeChat Pay operate closed-loop payments systems with direct connections to both consumers and merchants. In many regions, particularly in Asia where credit cards are not readily available and/or e-commerce is largely carried out through mobile devices, these and other emerging alternate payment methods are the exclusive or preferred means of payment for many consumers.

We are subject to payment-related fraud and an increase in or failure to deal effectively with fraud, fraudulent activities, fictitious transactions, or illegal transactions would materially adversely affect our business, results of operations, and financial condition.

We process a significant volume and dollar value of transactions on a daily basis. When hosts do not fulfill their obligations to guests, there are fictitious listings on our platform, or there are host account takeovers, we have incurred and will continue to incur losses from claims by hosts and guests, and these losses may be substantial. Such instances have and can lead to the reversal of payments received by us for such bookings, referred to as a “chargeback.” For the year ended December 31, 2019 and the nine months ended September 30, 2020, total chargeback expense was $92.2 million and $                 million, respectively. Our ability to detect and combat fraudulent schemes, which have become increasingly common and sophisticated, could be adversely impacted by the adoption of new payment methods, the emergence and innovation of new technology platforms, including mobile and other devices, and our growth in certain regions, including in regions with a history of elevated fraudulent activity. We expect that technically-knowledgeable criminals will continue to attempt to circumvent our anti-fraud systems. In addition, the payment card networks have rules around acceptable chargeback ratios. If we are unable to effectively combat fictitious listings and fraudulent bookings on our platform, combat the use of fraudulent credit cards, or otherwise maintain or lower our current levels of charge-backs, we may be subject to fines and higher transaction fees or be unable to continue to accept card payments because payment card networks have revoked our access to their networks, any of which would materially adversely impact our business, results of operations, and financial condition.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our payment system is susceptible to potentially illegal or improper uses, including money laundering, transactions in violation of economic and trade sanctions, terrorist financing, fraudulent listings, host account takeovers, or the facilitation of other illegal activity. Use of our payment system for illegal or improper uses has subjected us, and may subject us in the future, to claims, lawsuits, and government and regulatory investigations, inquiries, or requests, which could result in liability and reputational harm for us. We have taken measures to detect and reduce fraud and illegal activities, but these measures need to be continually improved and may add friction to our booking process. These measures may also not be effective against fraud and illegal activities, particularly new and continually evolving forms of circumvention. If these measures do not succeed in reducing fraud, our business, results of operations, and financial condition would be materially adversely affected.

Our payments platform is subject to extensive government regulation and oversight. Our failure to comply with extensive, complex, overlapping, and frequently changing rules, regulations, and legal interpretations could materially adversely affect our business, results of operations, and financial condition.

Our payments platform is subject to various laws, rules, regulations, policies, and legal interpretations, including those governing: cross-border and domestic money transmission; prepaid access; foreign exchange; privacy, data protection, and cybersecurity; banking secrecy; payment services (including payment processing and settlement services); consumer protection; economic and trade sanctions; and anti-money laundering and counter-terrorist financing. As we expand and localize our international activities, we have and will become increasingly subject to the laws of additional countries or geographies. In addition, because we facilitate bookings on our platform worldwide, one or more jurisdictions may claim that we or our customers are required to comply with their laws. Laws regulating our payments platform outside of the United States often impose different, more specific, or even conflicting obligations on us, as well as broader liability. For example, certain transactions that may be permissible in a local jurisdiction may be prohibited by regulations of the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or U.S. anti-money laundering or counter-terrorist financing regulations. Any failure or perceived failure to comply with existing or new laws and regulations, including the ones described below, or orders of any governmental authority, including changes to or expansion of their interpretations, may subject us to significant fines, penalties, criminal and civil lawsuits, forfeiture of significant assets, enforcement actions in one or more jurisdictions, result in additional compliance and licensure requirements, and increased regulatory scrutiny of our business. In addition, we may be forced to restrict or change our operations or business practices, make product changes, or delay planned product launches or improvements. Any of the foregoing could materially adversely affect our brand, reputation, business, results of operations, and financial condition. The complexity of global regulatory and enforcement regimes, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event giving rise to a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions, and have an adverse impact on, or result in the termination of, our relationships with financial institutions on whom we rely for payment processing services. Our ability to track and verify transactions to comply with these regulations, including the ones described below, require a high level of internal controls. As our business continues to grow and regulations change, we must continue to strengthen our associated internal controls. Any failure to maintain the necessary controls could result in reputational harm and result in significant penalties and fines from regulators.

Payments Regulation

In the United States, our wholly-owned subsidiary, Airbnb Payments, Inc. (“Airbnb Payments”), is registered as a “Money Services Business” with the U.S. Department of Treasury’s Financial Crimes Enforcement

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Network (“FinCEN”), and subject to regulatory oversight and enforcement by FinCEN under the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001 (the “BSA”). Airbnb Payments has also obtained licenses to operate as a money transmitter (or its equivalent) in various states and territories where such licenses are required. As a licensed money transmitter, Airbnb Payments is subject to restrictions with respect to the investment of customer funds, reporting requirements, bonding requirements, and inspection by state regulatory agencies. In U.S. states and territories in which Airbnb Payments has not obtained a license to operate as a money transmitter (or its equivalent), we may be required to apply for licenses or regulatory approvals, including due to changes in applicable laws and regulations or their interpretations.

We issue gift cards in the United States for use on our platform and are subject to consumer protection and disclosure regulations relating to those services. If we seek to expand our gift cards or other stored value card products and services, or as a result of regulatory changes, we may be subject to additional regulation and may be required to obtain additional licenses and registrations, which we may not be able to obtain.

We principally provide our payment services to hosts and guests in the EEA through Airbnb Payments Luxembourg SA (“APLux”), our wholly-owned subsidiary that is licensed and subject to regulation as a payments institution in Luxembourg. EEA laws and regulations are typically subject to different and potentially inconsistent interpretations by the countries that are members of the EEA, which can make compliance more costly and operationally difficult to manage. For example, countries that are EEA members may each have different and potentially inconsistent domestic regulations implementing European Directives, including the European Union Payment Services Directive, the Revised Payment Services Directive (“PSD2”), the E-Money Directive, and the Fourth Anti-Money Laundering Directive. Further, we provide our payments services to hosts and guests in the United Kingdom and other geographies outside the United States and the EEA through Airbnb Payments UK Limited (“APUK”), our wholly-owned subsidiary that is licensed and subject to regulation as an electronic money institution (“EMI”) in the United Kingdom.

PSD2 imposes new standards for payment security and strong customer authentication that may make it more difficult and time consuming to carry out a payment transaction. These authentication requirements were originally scheduled to commence in September 2019, but European national supervisory authorities have decided to delay enforcing them during a transitional period of 15 months. In many cases, strong customer authentication will require our European guests to engage in additional steps to authenticate payment transactions and European hosts to perform authentication upon access to their payout account or modification of their payout account information. These additional authentication requirements may make our platform experience for hosts and guests in the European Economic Area substantially less convenient, and such loss of convenience could meaningfully reduce the frequency with which our customers use our platform or could cause some hosts and guests to stop using our platform entirely, which could materially adversely affect our business, results of operations, and financial condition.

In geographies outside the United States and the EEA, we provide our payment services to hosts and guests through APUK and our other wholly-owned payment entities. In many countries or geographies, it is and may not be clear whether we are required to be licensed as a payment services provider, financial institution, or otherwise. In such instances, we partner with local banks and licensed payment processors to process payments and conduct foreign exchange transactions in local currency. Local regulators may slow or halt payments to hosts conducted through local banks and licensed payment processors or otherwise prohibit or impede us from doing business in a jurisdiction. We may be required to apply for various additional licenses, certifications, and regulatory approvals, including due to changes in applicable

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laws and regulations or their interpretations. There can be no assurance that we will be able to (or decide to) obtain any such licenses, certifications, and approvals.

There are substantial costs and potential changes to our offerings involved in obtaining, maintaining, and renewing licenses, certifications, and approvals globally. Our payments entities are subject to inspections, examinations, supervision, and regulation by each relevant regulating authority, including, within the United States, by each state in which Airbnb Payments is licensed. We could be subject to significant fines or other enforcement actions if we are found to violate disclosure, reporting, anti-money laundering, economic and trade sanctions, capitalization, fund management, corporate governance and internal controls, risk management, privacy, data protection and data localization, information security, banking secrecy, taxation, sanctions, or other laws and requirements, including those imposed on United Kingdom EMIs and Luxembourg payments institutions. These factors could involve considerable delay to the development or provision of our offerings or services, require significant and costly operational changes, impose restrictions, limitations, or additional requirements on our business, or prevent us from providing our offerings or services in a given geography.

Consumer Protection

We are subject to consumer protection laws and regulations in the U.S. states and countries from which we provide payment services. In the United States, the Dodd-Frank Act established the Consumer Financial Protection Bureau (the “CFPB”), which is empowered to conduct rulemaking and supervision related to, and enforcement of, federal consumer financial protection laws. We are subject to a number of such federal consumer financial protection laws and regulations, as well as related state consumer protection laws and regulations, including the Electronic Fund Transfer Act and Regulation E as implemented by the CFPB. Money transmitters such as Airbnb Payments are subject to direct supervision and periodic examination by the CFPB and are required to provide advance disclosure of changes to our services, follow specified error resolution procedures, and reimburse consumers for losses from certain transactions not authorized by the consumer, among other requirements. In addition, the CFPB may adopt other regulations governing consumer financial services, including regulations defining unfair, deceptive, or abusive acts or practices, and new model disclosures.

We could be subject to fines or other penalties if we are found to have violated the Dodd-Frank Act’s prohibition against unfair, deceptive, or abusive acts or practices or other consumer financial protection laws enforced by the CFPB or other agencies. The CFPB’s authority to change regulations adopted in the past by other regulators could increase our compliance costs and litigation exposure. Additionally, technical violations of consumer protection laws could result in the assessment of actual damages or statutory damages or penalties, including plaintiffs’ attorneys’ fees. The Dodd-Frank Act also empowers state attorneys general and other state officials to enforce federal consumer protection laws under specified conditions. Various government offices and agencies, including various state agencies and state attorneys general (as well as the CFPB and the U.S. Department of Justice), have the authority to conduct reviews, investigations, and proceedings (both formal and informal) involving us or our subsidiaries. These examinations, inquiries and proceedings could result in, among other things, substantial fines, penalties or changes in business practices that may require us to incur substantial costs.

We provide payment services that may be subject to various U.S. state and federal privacy laws and regulations. Relevant federal privacy laws include the GLBA, which (along with its implementing regulations) restricts certain collection, processing, storage, use, and disclosure of personal information, requires notice to individuals of privacy practices, and provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information. These rules also impose requirements for the safeguarding and proper destruction of personal information through the

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issuance of data security standards or guidelines. See our risk factor titled “— If we fail to comply with federal, state, and foreign laws relating to privacy and data protection, we may face potentially significant liability, and increased regulation could materially adversely affect our business, results of operations, and financial condition.”

In addition to United Kingdom and Luxembourg payments-related consumer protection laws that are applicable to our business, regulators in European Union member states could notify APUK and APLux of local consumer protection laws that apply to our businesses, and could also seek to persuade the United Kingdom and Luxembourg regulators to order APUK or APLux to conduct their activities in the local country directly or through a branch office. These or similar actions by these regulators could increase the cost of, or delay, our plans to expand our business in European Union countries.

Anti-Money Laundering and Counter-Terrorist Financing

We are subject to various anti-money laundering and counter-terrorist financing laws and regulations around the world, including the BSA. Among other things, the BSA requires money services businesses (including money transmitters such as Airbnb Payments) to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity, and maintain transaction records. The BSA prohibits, among other things, our involvement in transferring the proceeds of criminal activities. In connection with and when required by regulatory requirements we make information available to certain U.S. federal and state, as well as certain foreign, government agencies to assist in the prevention of money laundering, terrorist financing, and other illegal activities and pursuant to legal obligations and authorizations. In certain circumstances, we may be required by government agencies to deny transactions that may be related to persons suspected of money laundering, terrorist financing, or other illegal activities, and it is possible that we may inadvertently deny transactions from customers who are making legal money transfers. Regulators in the United States and globally may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor international and domestic transactions. In the European Union, the implementation of the Fourth Anti-Money Laundering Directive may make compliance more costly and operationally difficult to manage, lead to increased friction for customers, and result in a decrease in business. Penalties for non-compliance with the Fourth Anti-Money Laundering Directive could include fines of up to 10% of APUK’s or APLux’s total annual turnover. In April 2018, the European Parliament adopted the European Commission’s proposal for a Fifth Anti-Money Laundering Directive, containing more stringent provisions in certain areas, which will increase compliance costs.

We are subject to governmental economic and trade sanctions laws and regulations that limit the scope of our offering. Additionally, failure to comply with applicable economic and trade sanctions laws and regulations could subject us to liability and negatively affect our business, results of operations and financial condition.

We are required to comply with economic and trade sanctions administered by governments where we operate, including the U.S. government (including without limitation regulations administered and enforced by OFAC and the U.S. Department of State), the Council of the European Union, the Office of Financial Sanctions Implementation in the United Kingdom, Her Majesty’s Treasury and the Ministry of Finance and Commission de Surveillance du Secteur Financier of Luxembourg. These economic and trade sanctions prohibit or restrict transactions to or from or dealings with certain specified countries, regions, their governments and, in certain circumstances, their nationals, and with individuals and entities that are specially-designated, such as individuals and entities included on OFAC’s List of Specially Designated Nationals (“SDN List”), subject to asset freezes, or other sanctions measures. Any future economic and trade sanctions imposed in jurisdictions where we have significant business could materially adversely

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impact our business, results of operations, and financial condition. We routinely report to OFAC on payments we have rejected or blocked pursuant to OFAC sanctions regulations and on any possible violations of those regulations. Any non-compliance with economic and trade sanctions laws and regulations or related investigations could result in claims or actions against us and materially adversely affect our business, results of operations, and financial condition. In addition, our ability to track and verify transactions and otherwise to comply with these regulations require a high level of internal controls. As our business continues to grow and regulations change, we may be required to make additional investments in our internal controls or modify our business.

We are conducting an internal review with respect to our compliance with OFAC’s sanctions program as to Cuba and as to our compliance with restrictions on transactions with specially designated nationals. Depending upon the results of this investigation, we could be subject to potentially significant monetary civil penalties, and litigation, and our brand and reputation could be materially adversely affected.

We are subject to payment network rules and any material modification of our payment card acceptance privileges could have a material adverse effect on our business, results of operations, and financial condition.

The loss of our credit and debit card acceptance privileges or the significant modification of the terms under which we obtain card acceptance privileges would significantly limit our business model since a vast majority of our guests pay using credit or debit cards. We are required by our payment processors to comply with payment card network operating rules, including the Payment Card Industry Data Security Standards (the “PCI DSS”). Under the PCI DSS, we are required to adopt and implement internal controls over the use, storage, and transmission of card data to help prevent credit card fraud. If we fail to comply with the rules and regulations adopted by the payment card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks. Such failure to comply may damage our relationship with payment card networks, subject us to restrictions, fines, penalties, damages, and civil liability, and could eventually prevent us from processing or accepting payment cards, which would have a material adverse effect on our business, results of operations, and financial condition. Moreover, the payment card networks could adopt new operating rules or interpret or reinterpret existing rules that we or our payment processors might find difficult or even impossible to comply with, or costly to implement. As a result, we could lose our ability to give consumers the option of using payment cards to make their payments or the choice of currency in which they would like their payment card to be charged. Further, there is no guarantee that, even if we comply with the rules and regulations adopted by the payment card networks, we will be able to maintain our payment card acceptance privileges. We also cannot guarantee that our compliance with network rules or the PCI DSS will prevent illegal or improper use of our payments systems or the theft, loss, or misuse of the credit card data of customers or participants, or a security breach. We are also required to submit to periodic audits, self-assessments, and other assessments of our compliance with the PCI DSS. If an audit, self-assessment, or other assessment indicates that we need to take steps to remediate any deficiencies, such remediation efforts may distract our management team and require us to undertake costly and time-consuming remediation efforts, and we could lose our payment card acceptance privileges.

We are also subject to network operating rules and guidelines promulgated by the National Automated Clearing House Association (“NACHA”) relating to payment transactions we process using the Automated Clearing House (“ACH”) Network. Like the payment networks, NACHA may update its operating rules and guidelines at any time, which can require us to take more costly compliance measures or to develop more complex monitoring systems.

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We rely on third-party payment service providers to process payments made by guests and payments made to hosts on our platform. If these third-party payment service providers become unavailable or we are subject to increased fees, our business, results of operations, and financial condition could be materially adversely affected.

We rely on a number of third-party payment service providers, including payment card networks, banks, payment processors, and payment gateways, to link us to payment card and bank clearing networks to process payments made by our guests and to remit payments to hosts on our platform. We have agreements with these providers, some of whom are the sole providers of their particular service.

If these companies become unwilling or unable to provide these services to us on acceptable terms or at all, our business may be disrupted, we would need to find an alternate payment service provider, and we may not be able to secure similar terms or replace such payment service provider in an acceptable time frame. If we are forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources, and may not be as effective, efficient, or well-received by our hosts and guests. Any of the foregoing could cause us to incur significant losses and, in certain cases, require us to make payments to hosts out of our funds, which could materially adversely affect our business, results of operations, and financial condition.

In addition, the software and services provided by our third-party payment service providers may fail to meet our expectations, contain errors or vulnerabilities, be compromised, or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions or make timely payments to hosts on our platform, which could make our platform less convenient and desirable to customers and adversely affect our ability to attract and retain hosts and guests.

Moreover, our agreements with payment service providers may allow these companies, under certain conditions, to hold an amount of our cash as a reserve. They may be entitled to a reserve or suspension of processing services upon the occurrence of specified events, including material adverse changes in our business, results of operations, and financial condition. An imposition of a reserve or suspension of processing services by one or more of our processing companies, could have a material adverse effect on our business, results of operations, and financial condition.

If we fail to invest adequate resources into the payment processing infrastructure on our platform, or if our investment efforts are unsuccessful or unreliable, our payments activities may not function properly or keep pace with competitive offerings, which could adversely impact their usage. Further, our ability to expand our payments activities into additional countries is dependent upon the third-party providers we use to support these activities. As we expand the availability of our payments activities to additional geographies or offer new payment methods to our hosts and guests in the future, we may become subject to additional regulations and compliance requirements, and exposed to heightened fraud risk, which could lead to an increase in our operating expenses.

For certain payment methods, including credit and debit cards, we pay interchange and other fees, and such fees result in significant costs. Payment card network costs have increased, and may continue to increase in the future, the interchange fees and assessments that they charge for each transaction that accesses their networks, and may impose special fees or assessments on any such transaction. Our payment card processors have the right to pass any increases in interchange fees and assessments on to us. Credit card transactions result in higher fees to us than transactions made through debit cards. Any material increase in interchange fees in the United States or other geographies, including as a result of changes in interchange fee limitations imposed by law in some geographies, or other network fees or

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assessments, or a shift from payment with debit cards to credit cards could increase our operating costs and materially adversely affect our business, results of operations, and financial condition.

Our failure to properly manage funds held on behalf of customers could materially adversely affect our business, results of operations, and financial condition.

We offer integrated payments in over 40 currencies to allow access to guest demand from more than 220 countries and regions and the ability for many hosts to be paid in their local currency or payment method of choice. When a guest books and pays for a stay or experience on our platform, we hold the total amount the guest has paid until check-in, at which time we recognize our service fee as revenue and initiate the process to remit the payment to the host, which generally occurs 24 hours after the scheduled check-in, barring any alterations or cancellations, which may result in funds being returned to the guest. Accordingly, at any given time, we hold on behalf of our hosts and guests a substantial amount of funds, which are generally held in bank deposit accounts and in U.S. treasury bills and recorded on our consolidated balance sheets as funds receivable and amounts held on behalf of customers. In certain jurisdictions, we are required to either safeguard customer funds in bankruptcy-remote bank accounts, or hold such funds in eligible liquid assets, as defined by the relevant regulators in such jurisdictions, equal to at least 100% of the aggregate amount held on behalf of customers. Our ability to manage and account accurately for the cash underlying our customer funds requires a high level of internal controls. As our business continues to grow and we expand our offerings and tiers, we must continue to strengthen our associated internal controls. Our success requires significant public confidence in our ability to handle large and growing transaction volumes and amounts of customer funds. Any failure to maintain the necessary controls or to manage the assets underlying our customer funds accurately could result in reputational harm, lead customers to discontinue or reduce their use of our platform and services, and result in significant penalties and fines from regulators, each of which could materially adversely affect our business, results of operations, and financial condition.

If one or more of our counterparty financial institutions default on their financial or performance obligations to us or fail, we may incur significant losses or be unable to process payment transactions.

We have significant amounts of cash, cash equivalents, and other investments, including certificates of deposit, highly-liquid debt instruments of the U.S. government and its agencies, commercial paper, corporate debt securities, asset-backed securities, mutual funds, and bank loan funds, with banks or other financial institutions in the United States and abroad for both our corporate balances and for funds held on behalf of our hosts and guests. We also rely on such banks and financial institutions to help process payments transactions. We have both significant funds flows from and to various financial institutions as a result of our processing of payments from guests to hosts. As part of our currency hedging activities on these balances, we enter into transactions involving derivative financial instruments with various financial institutions. We regularly monitor our exposure to counterparty credit risk and manage this exposure in an attempt to mitigate the associated risk. Despite these efforts, we may be exposed to the risk of default by, or deteriorating operating results or financial condition, or service interruptions at, or failure of, these counterparty financial institutions. If one of our counterparties were to become insolvent or file for bankruptcy, our ability to recover losses or to access or recover our assets may be limited by the counterparty’s liquidity or the applicable laws governing the insolvency or bankruptcy proceedings. Furthermore, our ability to process payment transactions via such counterparties would be severely limited or cease. In the event of default or failure of one or more of our counterparties, we could incur significant losses and be required to make payments to hosts and/or refunds to guests out of our own funds, which could materially adversely affect our results of operations and financial condition.

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The failure to successfully execute and integrate acquisitions could materially adversely affect our business, results of operations, and financial condition.

We have acquired multiple businesses, including our April 2019 acquisition of HotelTonight and our August 2019 acquisition of Urbandoor, and we regularly evaluate potential acquisitions. We may expend significant cash or incur substantial debt to finance such acquisitions, which indebtedness could result in restrictions on our business and significant use of available cash to make payments of interest and principal. In addition, we may finance acquisitions by issuing equity or convertible debt securities, which could result in further dilution to our existing stockholders. We may enter into negotiations for acquisitions that are not ultimately consummated. Those negotiations could result in diversion of management time and significant out-of-pocket costs. If we fail to evaluate and execute acquisitions successfully, our business, results of operations, and financial condition could be materially adversely affected.

In addition, we may not be successful in integrating acquisitions or the businesses we acquire may not perform as well as we expect. While our acquisitions to date have not caused major disruptions in our business, any future failure to manage and successfully integrate acquired businesses could materially adversely affect our business, results of operations, and financial condition. Acquisitions involve numerous risks, including the following:

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difficulties in integrating and managing the combined operations, technology platforms, or offerings of the acquired companies and realizing the anticipated economic, operational, and other benefits in a timely manner, which could result in substantial costs and delays, and failure to execute on the intended strategy and synergies;

•	failure of the acquired businesses to achieve anticipated revenue, earnings, or cash flow;

•	diversion of management’s attention or other resources from our existing business;

•	our inability to maintain the key customers, business relationships, suppliers, and brand potential of acquired businesses;

•	uncertainty of entry into businesses or geographies in which we have limited or no prior experience or in which competitors have stronger positions;

•	unanticipated costs associated with pursuing acquisitions or greater than expected costs in integrating the acquired businesses;

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responsibility for the liabilities of acquired businesses, including those that were not disclosed to us or exceed our estimates, such as liabilities arising out of the failure to maintain effective data protection and privacy controls, and liabilities arising out of the failure to comply with applicable laws and regulations, including tax laws;

•	difficulties in or costs associated with assigning or transferring to us or our subsidiaries the acquired companies’ intellectual property or its licenses to third-party intellectual property;

•	inability to maintain our culture and values, ethical standards, controls, procedures, and policies;

•	challenges in integrating the workforce of acquired companies and the potential loss of key employees of the acquired companies;

•	challenges in integrating and auditing the financial statements of acquired companies that have not historically prepared financial statements in accordance with GAAP; and

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potential accounting charges to the extent goodwill and intangible assets recorded in connection with an acquisition, such as trademarks, customer relationships, or intellectual property, are later determined to be impaired and written down in value.

The failure to successfully implement and maintain accounting systems could materially adversely impact our business, results of operations, and financial condition.

In the third quarter of 2019, we implemented a new third-party revenue accounting system in order to automate our revenue accounting and reporting processes. In addition, we are currently evaluating a third-party transfer pricing software solution. System implementations of this scale are complex and time-consuming projects that require transformations of business and financial processes. Such transformations involve risk inherent in the conversion to a new system, including loss of information and potential disruption to normal operations. Additionally, if our revenue and other accounting or tax systems do not operate as intended or do not scale with anticipated growth in our business, the effectiveness of our internal control over financial reporting could be adversely affected. Any failure to develop, implement, or maintain effective internal controls related to our revenue and other accounting or tax systems and associated reporting could materially adversely affect our business, results of operations, and financial condition or cause us to fail to meet our reporting obligations. In addition, if we experience interruptions in service or operational difficulties with our revenue and other accounting or tax systems, our business, results of operations, and financial condition could be materially adversely affected.

Because we recognize revenue upon check-in and not at booking, upticks or downturns in bookings are not immediately reflected in our results of operations.

We experience a difference in timing between when a booking is made and when we recognize revenue, which occurs upon check-in. The effect of significant downturns in bookings in a particular quarter may not be fully reflected in our results of operations until future periods because of this timing in revenue recognition. In response to the COVID-19 pandemic, we made certain payments to hosts and issued travel credits to guests, which we account for as consideration paid to a customer and will result in a reduction to revenue.

Our results of operations and financial condition could be materially adversely affected by changes in accounting principles.

The accounting for our business is subject to change based on the evolution of our business model, interpretations of relevant accounting principles, enforcement of existing or new regulations, and changes in policies, rules, regulations, and interpretations, of accounting and financial reporting requirements of the SEC or other regulatory agencies. Adoption of a change in accounting principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the adoption of such change. It is difficult to predict the impact of future changes to accounting principles and accounting policies over financial reporting, any of which could adversely affect our results of operations and financial condition and could require significant investment in systems and personnel.

If we do not adequately protect our intellectual property and our data, our business, results of operations, and financial condition could be materially adversely affected.

We hold a broad collection of intellectual property rights related to our brand; certain content and design elements on our platform; inventions related to our platform, services, and research and development efforts; an extensive repository of wholly-owned audio and visual assets; marketing and promotional concepts and materials; a collection of editorial content; and certain entertainment-related assets. This

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includes registered domain names, registered and unregistered trademarks, service marks, and copyrights, patents and patent applications, trade secrets, licenses of intellectual property rights of various kinds, and other forms of intellectual property rights in the United States and in a number of countries around the world. In addition, to further protect our proprietary rights, from time to time we have purchased trademarks, domain name registrations, patents, and copyrights from third parties. In the future we may acquire or license additional patents or patent portfolios, or other intellectual property assets and rights from third parties, which could require significant cash expenditures.

We rely on a combination of trademark, patent, copyright, and trade secret laws, international treaties, our terms of service, other contractual provisions, user policies, restrictions on disclosure, technological measures, and confidentiality and inventions assignment agreements with our employees and consultants to protect our intellectual property assets from infringement and misappropriation. Our pending and future trademark, patent, and copyright applications may not be approved. Furthermore, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. There can be no assurance that others will not offer technologies, products, services, features, or concepts that are substantially similar to ours and compete with our business, or copy or otherwise obtain, disclose and/or use our brand, content, design elements, creative, editorial, and entertainment assets, or other proprietary information without authorization. We may be unable to prevent third parties from seeking to register, acquire, or otherwise obtain trademarks, service marks, domain names, or social media handles that are similar to, infringe upon or diminish the value of our trademarks, service marks, copyrights, and our other proprietary rights. Third parties have also obtained or misappropriated certain of our data through website scraping, robots, or other means to launch copycat sites, aggregate our data for their internal use, or to feature or provide our data through their respective websites, and/or launch businesses monetizing this data. While we routinely employ technological and legal measures in an attempt to divert, halt, or mitigate such operations, we may not always be able to detect or halt the underlying activities as technologies used to accomplish these operations continue to rapidly evolve.

Our intellectual property assets and rights are essential to our business. If the protection of our proprietary rights and data is inadequate to prevent unauthorized use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our technologies, offerings, or features or methods of operations. Even if we do detect violations or misappropriations and decide to enforce our rights, litigation may be necessary to enforce our rights, and any enforcement efforts we undertake could be time-consuming and expensive, could divert our management’s attention, and may result in a court determining that certain of our intellectual property rights are unenforceable. If we fail to protect our intellectual property and data in a cost-effective and meaningful manner, our competitive standing could be harmed; our hosts, guests, other consumers, and corporate and community partners could devalue the content of our platform; and our brand, reputation, business, results of operations, and financial condition could be materially adversely affected.

We have been, and may in the future be, subject to claims that we or others violated certain third-party intellectual property rights, which, even where meritless, can be costly to defend and could materially adversely affect our business, results of operations, and financial condition.

The Internet and technology industries are characterized by significant creation and protection of intellectual property rights and by frequent litigation based on allegations of infringement, misappropriation, or other violations of such intellectual property rights. There may be intellectual property rights held by others, including issued or pending patents, trademarks, and copyrights, and

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Pursuant to 17 C.F.R. Section 200.83

applications of the foregoing, that they allege cover significant aspects of our platform, technologies, content, branding, or business methods. Moreover, companies in the Internet and technology industries are frequent targets of practicing and non-practicing entities seeking to profit from royalties in connection with grants of licenses. Like many other companies in the Internet and technology industries, we sometimes enter into agreements which include indemnification provisions related to intellectual property which can subject us to costs and damages in the event of a claim against an indemnified third party.

We have received in the past, and may receive in the future, communications from third parties, including practicing and non-practicing entities, claiming that we have infringed, misused, or otherwise misappropriated their intellectual property rights, including alleged patent infringement. Additionally, we have been, and may in the future be, involved in claims, suits, regulatory proceedings, and other proceedings involving alleged infringement, misuse, or misappropriation of third-party intellectual property rights, or relating to our intellectual property holdings and rights. While a number of the infringement claims raised against us have been based on our use or implementation of third-party technologies for which those third parties have been required to defend against the claims on our behalf and indemnify us from liability, intellectual property claims against us, regardless of merit, could be time consuming and expensive to litigate or settle and could divert our management’s attention and other resources.

Claims involving intellectual property could subject us to significant liability for damages and could result in our having to stop using certain technologies, content, branding, or business methods found to be in violation of another party’s rights. We might be required or may opt to seek a license for rights to intellectual property held by others, which may not be available on commercially reasonable terms, or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, content, branding, or business methods, which could require significant effort and expense and make us less competitive. Any of these results could materially adversely affect our ability to compete and our business, results of operations, and financial condition.

We may introduce new offerings or changes to existing offerings or make other business changes, including in areas where we currently do not compete, which could increase our exposure to patent, copyright, trademark, and other intellectual property rights claims from competitors, other practicing entities, and non-practicing entities. Similarly, our exposure to risks associated with various intellectual property claims may increase as a result of acquisitions of other companies. Third parties may make infringement and similar or related claims after we have acquired a company or technology that had not been asserted prior to the acquisition.

Our use of “open source” software could adversely affect our ability to offer our platform and services and subject us to costly litigation and other disputes.

We have in the past and may in the future incorporate certain “open source” software into our code base as we continue to develop our platform and services. Open source software is generally licensed by its authors or other third parties under open source licenses, which in some instances may subject us to certain unfavorable conditions, including requirements that we offer our products that incorporate the open source software for no cost, that we make publicly available the source code for any modifications or derivative works we create based upon, incorporating or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license. In addition to using open source software, we also license to others some of our software through open source projects. Open sourcing our own software requires us to make the source code publicly available, and therefore can limit our ability to protect our intellectual property rights with respect to that software.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

From time to time, companies that use open source software have faced claims challenging the use of open source software or compliance with open source license terms. Furthermore, there is an increasing number of open-source software license types, almost none of which have been tested in a court of law, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. We could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms.

While we employ practices designed to monitor our compliance with the licenses of third-party open source software and protect our proprietary source code, inadvertent use of open source software is fairly common in software development in the Internet and technology industries. Such inadvertent use of open source software could expose us to claims of non-compliance with the applicable terms of the underlying licenses, which could lead to unforeseen business disruptions, including being restricted from offering parts of our product which incorporate the software, being required to publicly release proprietary source code, being required to re-engineer parts of our code base to comply with license terms, or being required to extract the open source software at issue. Our exposure to these risks may be increased as a result of evolving our core source code base, introducing new offerings, integrating acquired-company technologies, or making other business changes, including in areas where we do not currently compete. Any of the foregoing could adversely impact the value or enforceability of our intellectual property, and materially adversely affect our business, results of operations, and financial condition.

We have operations in countries known to experience high levels of corruption and any violation of anti-corruption laws could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”) and other laws in the United States and elsewhere that prohibit improper payments or offers of payments to foreign governments and their officials, political parties, state-owned or controlled enterprises, and/or private entities and individuals for the purpose of obtaining or retaining business. We have operations in and deal with countries known to experience corruption. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, contractors, agents, or users that could be in violation of various laws, including the FCPA and anti-bribery laws in these countries. We have implemented policies, procedures, systems, and controls designed to ensure compliance with applicable laws and to discourage corrupt practices by our employees, consultants, and agents, and to identify and address potentially impermissible transactions under such laws and regulations; however, our existing and future safeguards, including training and compliance programs to discourage corrupt practices by such parties, may not prove effective, and we cannot ensure that all such parties, including those that may be based in or from countries where practices that violate U.S. or other laws may be customary, will not take actions in violation of our policies, for which we may be ultimately responsible. Additional compliance requirements may require us to revise or expand our compliance programs, including the procedures we use to monitor international and domestic transactions. Failure to comply with any of these laws and regulations may result in extensive internal or external investigations as well as significant financial penalties and reputational harm, which could materially adversely affect our business, results of operations, and financial condition.

Avoiding regulation under the Investment Company Act may adversely affect our operations.

The Investment Company Act of 1940, as amended (the “Investment Company Act”), contains substantive legal requirements that regulate the manner in which “investment companies” are permitted to conduct their business activities. We currently conduct, and intend to continue to conduct, our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act. We are not engaged primarily, nor do we hold ourselves out as being engaged

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

primarily, in the business of investing, reinvesting, or trading in securities, and neither do we intend to own investment securities with a combined value in excess of 40% of the value, as determined by our board of directors, of our total assets, exclusive of U.S. government securities and cash items, on an unconsolidated basis. We do, however, make minority investments in companies and acquire other financial instruments from time to time that may be deemed investment securities. We expect to conduct our operations such that the value of those investments will not rise to a level where we might be deemed an investment company, but there can be no assurances that we will be successful in maintaining the required ratios without taking actions that may adversely affect our operations. For example, to avoid being deemed an investment company we may be required to sell certain of our assets and pay significant taxes upon the sale or transfer of such assets, which may have a material adverse effect on our business, results of operations, and financial condition.

Our focus on the long-term interests of all of our key stakeholders, including our shareholders, hosts, guests, employees, and the communities in which we operate, may conflict with the short-term interests of our business and the short-term performance of our Class A common stock.

We believe that focusing on the long-term interests of all of our key stakeholders, including our shareholders, hosts, guests, employees and the communities in which we operate, is essential to the long-term success of our company and to long-term shareholder value. Therefore, we have made decisions, and may in the future make decisions, that we believe are in the best long-term interests of our shareholders and our company, even if such decisions are inconsistent with the short or medium term performance of our business, results of operations, and financial condition or the short-term performance of our Class A common stock. This commitment to pursuing long-term value for the company and its shareholders, even at the expense of short- or medium-term success, may materially adversely affect the trading price of our Class A common stock, including by making owning our Class A common stock less appealing to investors who are focused on returns over a shorter time horizon. Our decisions and actions in pursuit of long-term success, which may involve changes to our platform to enhance the experience of our hosts, guests, and the communities in which we operate including by improving the trust and safety of our platform, changes in the manner in which we deliver community support, investing in our relationship with our hosts, guests and employees, or changes in our approach to working with local or national jurisdictions on laws and regulations governing our business, may not result in the long-term benefits that we expect, in which case our business, results of operations and financial condition, as well as the trading price of our Class A common stock, could be materially adversely affected.

Risks Related to this Offering and Ownership of Our Class A Common Stock

No public market for our Class A common stock currently exists, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our Class A common stock. Although we have applied to have our Class A common stock listed on the                , an active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. The initial public offering price was determined by negotiations between us and the underwriters and may not be indicative of the future prices of our Class A common stock.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our share price may be volatile, and you may be unable to sell your shares at or above the offering price.

The market price of our Class A common stock is likely to be volatile and could be subject to wide fluctuations in response to the risk factors described in this prospectus, and others beyond our control, including:

•	actual or anticipated fluctuations in our revenue or other operating metrics;

•	our actual or anticipated operating performance and the operating performance of our competitors;

•	changes in the financial projections we provide to the public or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;

•	any major change in our board of directors, management, or key personnel;

•	the economy as a whole and market conditions in our industry;

•	rumors and market speculation involving us or other companies in our industry;

•

announcements by us or our competitors of significant innovations, new products, services, features, integrations, or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments;

•

the legal and regulatory landscape and changes in the application of existing laws or adoption of new laws that impact our business, hosts, and/or guests, including changes in short-term occupancy and tax laws;

•	legal and regulatory claims, litigation, or pre-litigation disputes and other proceedings;

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events; and

•	sales or expected sales of our Class A common stock by us, our officers, directors, principal stockholders, and employees.

If the market price of our Class A common stock after this offering does not exceed the initial public offering price, you will not realize any return on your investment in us and will lose some or all of your investment. In addition, stock markets, and the trading of technology companies’ stocks in particular, have experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies, including technology companies, have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our Class A common stock shortly following the listing of our Class A common stock on the              as a result of the supply and demand forces described above. In the past, stockholders have instituted securities class action litigation following periods of stock volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and materially adversely affect our business, results of operations, and financial condition.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the listing of our Class A common stock on              , including our directors, executive officers, and their respective affiliates, who held in the aggregate     % of the voting power of our capital stock as of                 . This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock that is being sold in this offering, has one vote per share. Following this offering, the holders of our outstanding Class B common stock will beneficially own     % of our outstanding capital stock and hold     % of the voting power of our outstanding capital stock (assuming no exercise of the underwriters’ option to purchase additional shares), with our directors, executive officers, and holders of more than 5% of our common stock, and their respective affiliates, beneficially owning     % of our outstanding capital stock and holding     % of the voting power of our outstanding capital stock (assuming no exercise of the underwriters’ option to purchase additional shares). Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a significant percentage of the combined voting power of our common stock and therefore will be able to control all matters submitted to our stockholders for approval until all outstanding shares of Class A and Class B common stock have converted into shares of a single class of common stock. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may believe are in your best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. Each share of our Class B common stock is convertible at any time at the option of the Class B holder into one share of Class A common stock. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B common stock could gain significant voting control as other holders of Class B common stock sell or otherwise convert their shares into Class A common stock. In addition, the conversion of Class B common stock to Class A common stock would dilute holders of Class A common stock, including holders of shares purchased in this offering, in terms of voting power within the Class A common stock.

In addition, while we do not expect to issue any additional shares of Class B common stock following this offering, any future issuances of Class B common stock would be dilutive to holders of Class A common stock.

We cannot predict the effect our dual class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers, such as S&P Dow Jones, have announced restrictions on including companies with multiple-class share structures in certain of their indices, including the S&P 500. Accordingly, the dual class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result,

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices may not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Because of the dual class structure of our common stock, we will likely be excluded from certain indices and we cannot assure that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

Future sales of our common stock in the public market could cause our share price to fall.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales might occur in large quantities, could cause the market price of our Class A common stock to decline and could impair our ability to raise capital through the sale of additional equity securities. Upon the closing of this offering, we will have                  shares of Class A common stock outstanding and                  shares of Class B common stock outstanding.

All of the Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act (“Rule 144”).

Following this offering, the holders of up to                 shares of our Class B common stock will have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the market price of our Class A common stock to decline or be volatile.

Further, as of                     , 2020, we had                  options outstanding that, if fully exercised, would result in the issuance of shares of Class B common stock, as well as                  shares of Class B common stock issuable upon vesting of outstanding RSUs. We intend to file a registration statement on Form S-8 under the Securities Act to register the shares of our common stock subject to outstanding stock options and RSUs as of the date of this prospectus and shares that will be issuable pursuant to future awards granted under our equity incentive plan. Once we register these shares, they can be freely sold in the public market upon issuance, subject to applicable vesting requirements, compliance by affiliates with Rule 144, and other restrictions provided under the terms of the applicable plan and/or the award agreements entered into with participants.

We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with financings, acquisitions, investments, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our Class A common stock to decline.

Our management has broad discretion in the use of the net proceeds from this offering and may not use the net proceeds effectively.

Our management will have broad discretion in the application of the net proceeds of this offering. We cannot specify with certainty the uses to which we will apply these net proceeds. The failure by our management to apply these funds effectively could adversely affect our ability to pursue our growth strategies and expand our business.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our operating results do not meet the expectations of the investor community, one or more of the analysts who cover our company may change their recommendations regarding our company, and our stock price could decline.

If you purchase shares of our Class A common stock in this offering, you will incur immediate and substantial dilution.

The offering price of our Class A common stock is substantially higher than the net tangible book value per share of our Class A common stock, which on a pro forma basis was $                 per share of our Class A common stock as of September 30, 2020. As a result, you will incur immediate and substantial dilution in net tangible book value when you buy our Class A common stock in this offering. This means that you will pay a higher price per share than the amount of our total tangible assets, less our total liabilities, divided by the number of shares of all of our common stock outstanding. In addition, you may also experience additional dilution if options or other rights to purchase our common stock that are outstanding or that we may issue in the future are exercised or converted or we issue additional shares of our common stock at prices lower than our net tangible book value at such time. See “Dilution.”

Future sales and issuances of our Class A common stock or rights to purchase our Class A common stock, including pursuant to our equity incentive plans, or other equity securities or securities convertible into our Class A common stock, could result in additional dilution of the percentage ownership of our stockholders and could cause the stock price of our Class A common stock to decline.

We may issue additional securities following the closing of this offering. In the future, we may sell Class A common stock, convertible securities, or other equity securities, including preferred securities, in one or more transactions at prices and in a manner we determine from time to time. We also expect to issue Class A common stock to employees, consultants, and directors pursuant to our equity incentive plans. If we sell Class A common stock, convertible securities, or other equity securities in subsequent transactions, or Class A common stock or Class B common stock is issued pursuant to equity incentive plans, investors may be materially diluted. New investors in subsequent transactions could gain rights, preferences, and privileges senior to those of holders of our Class A common stock.

We do not intend to pay dividends for the foreseeable future. Consequently, any gains from an investment in our Class A common stock will likely depend on whether the price of our Class A common stock increases.

We have only paid one dividend in our history and do not intend to pay any dividends on our Class A common stock in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the operation and growth of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. Furthermore, our Credit Agreements contain negative covenants that limit our ability to pay dividends. For more information, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, contain and Delaware law contains provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

•	maintaining our current dual-class structure;

•	limiting the liability of, and providing indemnification to, our directors and officers; and

•	providing any amendment to our amended and restated incorporation requires the approval by holders of at least % of our then outstanding common stock.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”), which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we have entered or intend to enter into with our directors and officers provide that:

•

we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•

we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•	we may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees, and agents.

While we have procured directors’ and officers’ liability insurance policies, such insurance policies may not be available to us in the future at a reasonable rate, may not cover all potential claims for indemnification, and may not be adequate to indemnify us for all liability that may be imposed.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, and that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, or employees arising under the Securities Act. Nothing in our amended and restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. If a court were to find the choice of forum provision that will be contained in our amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, results of operations, and financial condition.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future financial condition, future operations, projected costs, prospects, plans, objectives of management, and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	the effects of the COVID-19 pandemic on our business, the travel industry, and the global economy generally;

•	our expectations regarding our financial performance, including our revenue, costs, Adjusted EBITDA, and Free Cash Flow;

•	our expectations regarding future operating performance, including Nights and Experiences Booked, GBV, and GBV per Night and Experience Booked;

•	the effects of seasonal trends on our results of operations;

•	the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs;

•	our ability to make required payments under our credit agreements and to comply with the various requirements of our indebtedness,

•	our ability to effectively manage our exposure to fluctuations in foreign currency exchange rates;

•	the increased expenses associated with being a public company;

•	our ability to attract and retain hosts and guests;

•	our ability to compete in our industry;

•	the size of our addressable markets, market share, and market trends, including our ability to grow our business in the countries we have identified as near-term priorities;

•	anticipated trends, developments, and challenges in our industry, business, and the highly competitive markets in which we operate;

•	our ability to anticipate market needs or develop new or enhanced offerings and services to meet those needs;

•	our ability to manage expansion into international markets and new industries;

•

our ability to stay in compliance with laws and regulations that currently apply or may become applicable to our business both in the United States and internationally and our expectations regarding various laws and restrictions that relate to our business;

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	our ability to effectively manage our growth and expand our infrastructure and maintain our corporate culture;

•	our ability to identify, recruit, and retain skilled personnel, including key members of senior management;

•	the safety, affordability, and convenience of our platform and our offerings;

•	our ability to successfully defend litigation brought against us;

•	our ability to successfully identify, manage, and integrate any existing and potential acquisitions;

•	our ability to maintain, protect, and enhance our intellectual property; and

•	our intended use of the net proceeds from this offering.

We caution you that the foregoing list does not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations, estimates, forecasts, and projections about future events and trends that we believe may affect our business, results of operations, financial condition, and prospects. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Market and Industry Data

This prospectus contains estimates, projections and other information concerning our industry and our business, as well as data regarding market research, estimates, and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” Unless otherwise expressly stated, we obtained this industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from sources which we paid for, sponsored, or conducted, unless otherwise expressly stated or the context otherwise requires. While we have compiled, extracted, and reproduced industry data from these sources, we have not independently verified the data. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Among others, we refer to estimates compiled by the following industry sources:

•	World Travel & Tourism Council (“WTTC”), an organization that represents the travel and tourism private sector globally;

•	Euromonitor International (“Euromonitor”), a company that provides strategic market research;

•	United Nations Department of Economic and Social Affairs, the United Nations agency responsible for sustainable global development;

•	United Nations World Tourism Organization (“UNWTO”), the United Nations agency responsible for the promotion of responsible, sustainable, and universally accessible tourism;

•	Smith Travel Research, Inc. (“STR”), a company that provides data benchmarking, analytics, and marketplace insights for global hospitality sectors;

•	The Business Research Company, a market research and intelligence company;

•	OAG Aviation Worldwide Limited (“OAG Aviation”), a global data provider; and

•	The Apartment Service Worldwide, a serviced apartment company that provides detailed reports on temporary housing programs for corporate clients.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately $             million (or $             million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), based upon an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price per share of $            , which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase or decrease in the number of shares of Class A common stock offered in this offering would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming that the initial public offering price per share remains at $             , which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility and to create a public market for our common stock.

We currently intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may use a portion of the net proceeds to satisfy a portion of the anticipated tax withholding and remittance obligations related to the initial settlement of certain RSUs. We may also use a portion of the net proceeds to acquire or make investments in businesses, products, offerings, and technologies, although we do not have agreements or commitments for any material acquisitions or investments at this time.

We intend to use a portion of the net proceeds we receive from this offering to satisfy a portion of the anticipated tax withholding and remittance obligations of $             million related to the RSU Settlement based upon the assumed initial public offering price per share of $            , which is the midpoint of the price range set forth on the cover page of this prospectus. Each $1.00 increase or decrease in the assumed initial public offering price per share of $            , which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the amount we would be required to pay to satisfy our tax withholding and remittance obligations related to the RSU Settlement by $             million.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term investments, interest-bearing investments, investment-grade securities, government securities, and money market funds.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Dividend Policy

We intend to retain any future earnings and do not anticipate declaring or paying any cash dividends in the foreseeable future. The terms of certain of our outstanding debt instruments restrict our ability to pay dividends or make distributions, and we may enter into credit agreements or other borrowing arrangements in the future that may restrict our ability to declare or pay cash dividends or make distributions. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors our board of directors may deem relevant.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Capitalization

The following table sets forth cash, cash equivalents, and marketable securities, as well as our capitalization, as of September 30, 2020 as follows:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of             shares of Class B common stock as if such conversion had occurred on September 30, 2020, including             shares of common stock issuable pursuant to the anti-dilution adjustment provisions relating to our Series C redeemable convertible preferred stock (the “Preferred Stock Conversion”), (ii) the net issuance of             shares of our Class B common stock upon the vesting and settlement of RSUs, for which the service-based vesting condition was satisfied as of September 30, 2020 and for which we expect the liquidity-based vesting condition to be satisfied in connection with this offering, after withholding an aggregate of             shares to satisfy associated estimated income tax obligations (based on the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and an assumed    % tax withholding rate) (the “RSU Settlement”), (iii) the related increase in liabilities and corresponding decrease in additional paid-in capital for the associated tax liabilities related to the net settlement of the RSUs, (iv) stock-based compensation expense of $             related to RSUs for which the service-based vesting condition was satisfied or partially satisfied as of September 30, 2020 for which we expect the liquidity-based vesting condition to be satisfied in connection with this offering, reflected as an increase to additional paid-in capital and accumulated deficit, and (v) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware, which will occur immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance of             shares of our Class A common stock in this offering at an assumed initial public offering price per share of $            , which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

The information below is illustrative only, and our cash, cash equivalents, and marketable securities, additional paid-in capital, accumulated deficit, total stockholders’ equity (deficit), and total capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

As of September 30, 2020

	Actual	Pro Forma	Pro Forma As Adjusted(1)

(unaudited)

(in thousands, except share and per share data)
Cash, cash equivalents, and marketable securities	$	$	$
Long-term debt	$	$	$

Redeemable convertible preferred stock, $0.0001 par value; 123,608,521 shares authorized,              shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted

	$	$	$
Stockholders’ equity (deficit):

Class A common stock, $0.0001 par value; 355,000,000 shares authorized,             shares issued and outstanding, actual;             shares authorized,             shares issued and outstanding, pro forma;             shares authorized,             shares issued and outstanding, pro forma as adjusted

Class B common stock, $0.0001 par value; 355,000,000 shares authorized,             shares issued and outstanding, actual;             shares authorized,             shares issued and outstanding, pro forma;             shares authorized,             shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated other comprehensive loss
Accumulated deficit
Total stockholders’ equity (deficit)	$	$	$
Total capitalization	$	$	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price per share of $                , which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity, and total capitalization on a pro forma as adjusted basis by approximately $            million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase or decrease in the number of shares offered in this offering would increase or decrease each of cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity, and total capitalization on a pro forma as adjusted basis by approximately $             million, assuming that the initial public offering price per share remains at $             , which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted columns in the table above are based on             shares of Class A common stock and             shares of Class B common stock (after giving effect to the Preferred Stock Conversion and the RSU Settlement) outstanding as of September 30, 2020, and exclude:

•

            shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of September 30, 2020, with a weighted-average exercise price of $            per share, pursuant to our 2008 Plan;

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

            shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of September 30, 2020, with a weighted-average exercise price of $            per share, pursuant to our 2018 Plan;

•

            shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock that were outstanding as of September 30, 2020, with a weighted-average exercise price of $            per share, pursuant to our Hotel Tonight Plan;

•

            RSUs covering shares of our Class B common stock that are issuable upon satisfaction of service-based and liquidity-based vesting conditions outstanding as of September 30, 2020, for which the service-based condition was not yet satisfied as of September 30, 2020, pursuant to our 2008 Plan;

•

            RSUs covering shares of our Class B common stock that are issuable upon satisfaction of service-based and liquidity-based vesting conditions outstanding as of September 30, 2020, for which the service-based condition was not yet satisfied as of September 30, 2020, pursuant to our 2018 Plan;

•

            RSUs covering shares of our Class A common stock that are issuable upon satisfaction of service-based and liquidity-based vesting conditions outstanding as of September 30, 2020, for which the service-based condition was not yet satisfied as of September 30, 2020, pursuant to our Hotel Tonight Plan;

•

            RSUs covering shares of our Class B common stock that are issuable upon satisfaction of service-based vesting conditions outstanding as of September 30, 2020, for which the service-based condition was not yet satisfied as of September 30, 2020, pursuant to our 2018 Plan;

•

            shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were granted after September 30, 2020, with a weighted-average exercise price of $            per share, pursuant to our 2018 Plan;

•	RSUs covering shares of our Class B common stock that are issuable upon satisfaction of service-based vesting conditions that were granted after September 30, 2020, pursuant to our 2018 Plan;

•

            shares of Class A common stock issuable upon the exercise of warrants to purchase shares of Class A common stock outstanding as of September 30, 2020, with a weighted-average exercise price of $            per share;

•

            shares of our Class A common stock reserved for future issuance under our 2020 Plan, which will become effective on the date immediately prior to the date our registration statement of which this prospectus forms a part becomes effective; and

•

            shares of our             common stock reserved for future issuance under our ESPP, which will become effective on the date immediately prior to the date our registration statement of which this prospectus forms a part becomes effective.

Our 2020 Plan and ESPP each provides for annual automatic increases in the number of shares reserved thereunder, and our 2020 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our 2008 Plan and 2018 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Compensation Discussion and Analysis—Executive Compensation Tables—Equity Plans—2020 Incentive Award Plan.”

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Dilution

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A and Class B common stock immediately after this offering.

Our historical net tangible book value as of September 30, 2020 was $            million, or $             per share. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities and redeemable convertible preferred stock, divided by the number of shares of our Class A and Class B common stock outstanding as of September 30, 2020.

Our pro forma net tangible book value as of September 30, 2020 was $             million, or $             per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of Class A and Class B common stock outstanding as of September 30, 2020, after giving effect to (i) the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of             shares of Class B common stock as if such conversion had occurred on September 30, 2020, including              shares of common stock issuable pursuant to the anti-dilution adjustment provisions relating to our Series C redeemable convertible preferred stock (the “Preferred Stock Conversion”), (ii) the net issuance of             shares of our Class B common stock upon the vesting and settlement of RSUs, for which the service-based vesting condition was satisfied as of September 30, 2020 and for which we expect the liquidity-based vesting condition to be satisfied in connection with this offering, after withholding an aggregate of shares to satisfy associated estimated income tax obligations (based on the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and an assumed     % tax withholding rate) (the “RSU Settlement”), (iii) the related increase in liabilities and corresponding decrease in additional paid-in capital for the associated tax liabilities related to the net settlement of the RSUs, (iv) stock-based compensation expense of $             related to RSUs for which the service-based vesting condition was satisfied or partially satisfied as of September 30, 2020 for which we expect the liquidity-based vesting condition to be satisfied in connection with this offering, reflected as an increase to additional paid-in capital and accumulated deficit, and (v) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware, which will occur immediately prior to the completion of this offering.

After giving effect to the sale and issuance by us of              shares of Class A common stock in this offering at an assumed initial public offering price per share of $             , which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2020 would have been $             million, or $             per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $             per share to new investors purchasing Class A common stock in this offering.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors for a share of Class A common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2020	$
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of September 30, 2020
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of Class A common stock in this offering
Pro forma as adjusted net tangible book value per share immediately after this offering
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase or decrease in the assumed initial public offering price per share of $                , which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $                per share and the dilution per share to new investors participating in this offering by $                per share, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a 1.0 million share increase in the number of shares of Class A common stock offered by us would increase the pro forma as adjusted net tangible book value after this offering by $                per share and decrease the dilution per share to new investors participating in this offering by $                per share, and a              share decrease in the number of shares of Class A common stock offered by us would decrease the pro forma as adjusted net tangible book value by $                per share, and increase the dilution per share to new investors in this offering by $                per share, assuming that the assumed initial public offering price per share of $                , which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock from us, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $                per share, and the dilution to investors participating in this offering would be $            per share.

The following table summarizes on the pro forma as adjusted basis described above, the differences between the number of shares purchased from us, the total consideration paid and the average price per share paid to us by existing stockholders and by investors purchasing shares of Class A common stock in this offering at the assumed initial public offering price per share of $                , which is the midpoint of the price range set forth on the cover page on this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Weighted- Average Price Per Share
	Number	Percent		Amount (in thousands)	Percent
Existing stockholders			%	$		%	$
New investors							$
Total		100%		$	100%

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

A $1.00 increase or decrease in the assumed initial public offering price per share of $                , which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors by $                million and, in the case of an increase, would increase the percentage of total consideration paid by new investors to    % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors to    %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, a 1.0 million share increase or decrease in the number of shares offered by us would increase or decrease, as applicable, the total consideration paid by new investors by $                million and, in the case of an increase, would increase the percentage of total consideration paid by new investors to    % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors to    %, assuming that the assumed initial public offering price per share of $                , which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, our existing stockholders would own    % and our new investors would own    % of the total number of shares of our common stock outstanding upon the completion of this offering.

The pro forma and pro forma as adjusted columns in the table above are based on shares of Class A common stock and shares of Class B common stock (after giving effect to the Preferred Stock Conversion and the RSU Settlement) outstanding as of September 30, 2020, and exclude:

•

            shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of September 30, 2020, with a weighted-average exercise price of $            per share, pursuant to our 2008 Plan;

•

            shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of September 30, 2020, with a weighted-average exercise price of $            per share, pursuant to our 2018 Plan;

•

            shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock that were outstanding as of September 30, 2020, with a weighted-average exercise price of $            per share, pursuant to our Hotel Tonight Plan;

•

            RSUs covering shares of our Class B common stock that are issuable upon satisfaction of service-based and liquidity-based vesting conditions outstanding as of September 30, 2020, for which the service-based condition was not yet satisfied as of September 30, 2020, pursuant to our 2008 Plan;

•

            RSUs covering shares of our Class B common stock that are issuable upon satisfaction of service-based and liquidity-based vesting conditions outstanding as of September 30, 2020, for which the service-based condition was not yet satisfied as of September 30, 2020, pursuant to our 2018 Plan;

•

            RSUs covering shares of our Class A common stock that are issuable upon satisfaction of service-based and liquidity-based vesting conditions outstanding as of September 30, 2020, for which the service-based condition was not yet satisfied as of September 30, 2020, pursuant to our Hotel Tonight Plan;

•

            RSUs covering shares of our Class B common stock that are issuable upon satisfaction of service-based vesting conditions outstanding as of September 30, 2020, for which the service-based condition was not yet satisfied as of September 30, 2020, pursuant to our 2018 Plan;

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

            shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were granted after September 30, 2020, with a weighted-average exercise price of $             per share, pursuant to our 2018 Plan;

•	RSUs covering shares of our Class B common stock that are issuable upon satisfaction of service-based vesting conditions that were granted after September 30, 2020, pursuant to our 2018 Plan;

•

            shares of Class A common stock issuable upon the exercise of warrants to purchase shares of Class A common stock outstanding as of September 30, 2020, with a weighted-average exercise price of $             per share;

•

            shares of our Class A common stock reserved for future issuance under our 2020 Plan, which will become effective on the date immediately prior to the date our registration statement of which this prospectus forms a part becomes effective; and

•

            shares of our             common stock reserved for future issuance under our ESPP, which will become effective on the date immediately prior to the date our registration statement of which this prospectus forms a part becomes effective.

Our 2020 Plan and ESPP each provides for annual automatic increases in the number of shares reserved thereunder, and our 2020 Plan also provides for increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our 2008 Plan and 2018 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Compensation Discussion and Analysis—Executive Compensation Tables—Equity Plans—2020 Incentive Award Plan.”

To the extent that any outstanding options to purchase our Class B common stock are exercised, RSUs are settled or new awards are granted under our equity compensation plans, warrants to purchase our Class A common stock are exercised, or additional shares of our Class A common stock or our Class B common stock are issued, there will be further dilution to investors participating in this offering.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Selected Consolidated Financial And Other Data

The following selected consolidated statements of operations data for the years ended December 31, 2017, 2018, and 2019 and consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2017 has been derived from our audited consolidated financial statements not included in this prospectus. The following selected consolidated statements of operations data for the years ended December 31, 2015 and 2016 and consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our accounting records and have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus, except that such data has not been recast to conform to Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), as discussed in footnote (1) below. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected consolidated financial and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data included in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,

	2015(1)	2016(1)	2017	2018	2019

	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$919,041	$1,655,576	$2,561,721	$3,651,985	$4,805,239
Costs and expenses:
Cost of revenue	226,397	412,748	647,690	864,032	1,196,313
Operations and support(2)	181,285	270,292	395,739	609,202	815,074
Product development(2)	99,685	228,061	400,749	579,193	976,695
Sales and marketing(2)	397,238	663,057	871,749	1,101,327	1,621,519
General and administrative(2)	138,133	214,411	327,156	479,487	697,181
Total costs and expenses	1,042,738	1,788,569	2,643,083	3,633,241	5,306,782
Income (loss) from operations	(123,697)	(132,993)	(81,362)	18,744	(501,543)
Interest income	3,961	11,530	32,102	66,793	85,902
Interest expense	(7,902)	(12,254)	(16,403)	(26,143)	(9,968)
Other income (expense), net	(3,160)	(2,630)	6,564	(12,361)	13,906
Income (loss) before income taxes	(130,798)	(136,347)	(59,099)	47,033	(411,703)
Provision for income taxes	4,648	11,003	10,947	63,893	262,636
Net loss	$(135,446)	$(147,350)	$(70,046)	$(16,860)	$(674,339)

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

	Year Ended December 31,

	2015(1)	2016(1)	2017	2018	2019

	(in thousands, except per share data)
Less: Deemed dividends to preferred stockholders(3)	—	(92,468)	—	—		—
Net loss attributable to Class A and Class B common stockholders	$(135,446)	$(239,818)	$(70,046)	$(16,860)		$(674,339)
Net loss per share attributable to Class A and Class B common stockholders, basic and diluted(4)	$(1.09)	$(1.91)	$(0.55)	$(0.13)		$(5.18)
Weighted-average shares used in computing net loss per share attributable to Class A and Class B common stockholders, basic and diluted(3)	124,264	125,672	127,503	128,163		130,278
Pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted (unaudited)(4)					$
Weighted-average shares used in computing pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted (unaudited)(4)

(1)

The Company adopted ASC 606 effective January 1, 2018, using the full retrospective transition method. Accordingly, our audited consolidated financial statements for 2017 were recast to conform to ASC 606. Comparative information for 2015 and 2016, as presented above, continues to be reported under ASC 605, Revenue Recognition.

(2)	Includes stock-based compensation expense as follows:

	Year Ended December 31,

	2015	2016	2017	2018	2019

	(in thousands)
Operations and support	$365	$353	$1,841	$1,968	$817
Product development	4,812	7,732	20,309	33,895	56,632
Sales and marketing	3,031	9,369	5,997	12,465	23,919
General and administrative	14,583	16,420	10,210	5,565	16,179
Total stock-based compensation expense	$22,791	$33,874	$38,357	$53,893	$97,547

(3)	Deemed dividends to preferred stockholders represent the premium paid over carrying value on the repurchase of certain redeemable convertible preferred stock.

(4)

See Notes 2 and 15 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share attributable to common stockholders for 2017, 2018, and 2019 and pro forma basic and diluted net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

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	As of December 31,

	2015(1)	2016(1)	2017	2018	2019

	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$2,024,988	$2,842,470	$2,887,808	$3,329,308	$3,074,388
Funds receivable and amounts held on behalf of customers	881,385	1,492,492	2,323,405	2,305,011	3,145,457
Working capital(2)	1,770,474	2,379,989	2,121,733	2,138,522	1,327,679
Total assets	3,108,279	4,706,075	6,050,830	6,613,089	8,310,119
Funds payable and amounts payable to customers	881,385	1,492,492	2,323,405	2,305,011	3,145,457
Total liabilities	1,248,555	2,144,942	3,386,403	3,898,895	5,886,302
Redeemable convertible preferred stock	2,283,308	3,181,637	3,231,502	3,231,502	3,231,502
Additional paid-in capital	113,907	64,505	184,956	259,479	617,703
Accumulated deficit	(535,595)	(682,945)	(753,888)	(768,888)	(1,420,991)
Total stockholders’ deficit	(423,584)	(620,504)	(567,075)	(517,308)	(807,685)

(1)

The Company adopted ASC 606 effective January 1, 2018, using the full retrospective transition method. Accordingly, our audited consolidated financial statements for 2017 were recast to conform to ASC 606. Comparative information for 2015 and 2016, as presented above, continues to be reported under ASC 605, Revenue Recognition.

(2)

We define working capital as current assets less current liabilities. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities as of December 31, 2018 and 2019.

Key Business Metrics

We review the following key business metrics to measure our performance, identify trends, formulate financial projections, and make strategic decisions. We are not aware of any uniform standards for calculating these key metrics, which may hinder comparability with other companies that may calculate similarly titled metrics in a different way.

	Year Ended December 31,

	2015	2016	2017	2018	2019

	(in millions)
Nights and Experiences Booked	72.4	125.7	185.8	250.3	326.9
Gross Booking Value	$8,057.7	$13,924.8	$20,975.3	$29,440.7	$37,962.6

Nights and Experiences Booked

Nights and Experiences Booked is a key measure of the scale of our platform, which in turn drives our financial performance. Nights and Experiences Booked on our platform in a period represents the sum of the total number of nights booked for stays and the total number of seats booked for experiences, net of cancellations and alterations that occurred in that period. For example, a booking made on February 15 would be reflected in Nights and Experiences Booked for our quarter ended March 31. If, in the example, the booking were canceled on May 15, Nights and Experiences Booked would be reduced by the cancellation for our quarter ended June 30. A night can include one or more guests and can be for a listing with one or more bedrooms. A seat is booked for each participant in an experience. Substantially all of the bookings on our platform to date have come from nights. We believe Nights and Experiences Booked is a

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key business metric to help investors and others understand and evaluate our results of operations in the same manner as our management team, as it represents a single unit of transaction on our platform.

Gross Booking Value

GBV represents the dollar value of bookings on our platform in a period and is inclusive of host earnings, service fees, cleaning fees, and taxes, net of cancellations and alterations which occurred during that period. The timing of recording GBV and any related cancellations is similar to that described in the subsection titled “—Key Business Metrics—Nights and Experiences Booked” above. Revenue from the booking is recognized upon check-in; accordingly, GBV is a leading indicator of revenue. The entire amount of a booking is reflected in GBV during the quarter in which booking occurs, whether the guest pays the entire amount of the booking upfront or elects to use our Pay Less Upfront program.

For additional information about our key business metrics, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We use the following non-GAAP financial information, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance, and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their GAAP results. The non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP measures used by other companies. A reconciliation of each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP is provided below. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures. Adjusted EBITDA also excludes certain items related to transactional tax matters, for which management believes it is probable that we may be held jointly liable with hosts in certain jurisdictions, and we urge investors to review the detailed disclosure regarding these matters included in the subsection titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Lodging Tax Obligations,” as well as the notes to our consolidated financial statements included elsewhere in this prospectus.

The following table summarizes our non-GAAP financial measures, along with the most directly comparable GAAP measure, for each period presented below.

	Year Ended December 31,

	2015	2016	2017	2018	2019

	(in millions)
Net loss	$(135.4)	$(147.4)	$(70.0)	$(16.9)	$(674.3)
Adjusted EBITDA	$(94.0)	$(52.7)	$60.0	$170.6	$(253.3)

Net cash provided by (used in) operating activities	$(73.4)	$115.0	$251.2	$595.6	$222.7
Free Cash Flow	$(123.6)	$21.1	$151.0	$504.9	$97.3

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Adjusted EBITDA

Adjusted EBITDA is defined as net income or loss adjusted for (i) provision for income taxes; (ii) interest income, interest expense and other income (expense), net; (iii) depreciation and amortization; (iv) stock-based compensation expense; and (v) net changes to the reserves for lodging taxes for which management believes it is probable that we may be held jointly liable with hosts for collecting and remitting such taxes.

The above items are excluded from our Adjusted EBITDA measure because these items are non-cash in nature, or because the amount and timing of these items is unpredictable, not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as provides a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Adjusted EBITDA in this prospectus because it is a key measurement used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with GAAP. These limitations include the following:

•

Adjusted EBITDA does not reflect interest income (expense) and other income (expense), net, which include unrealized and realized gains and losses on foreign currency exchange, investments, and financial instruments;

•

Adjusted EBITDA excludes certain recurring, non-cash charges, such as depreciation of property and equipment and amortization of intangible assets, and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect all cash requirements for such replacements or for new capital expenditure requirements;

•

Adjusted EBITDA excludes stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy; and

•

Adjusted EBITDA does not reflect net changes to the reserves for lodging taxes for which management believes it is probable that we may be held jointly liable with hosts for collecting and remitting such taxes.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net loss and our other GAAP results.

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The following is a reconciliation of Adjusted EBITDA to the most comparable GAAP measure, net loss:

	Year Ended December 31,

	2015	2016	2017	2018	2019

	(in thousands, except percentages)
Revenue	$919,041	$1,655,576	$2,561,721	$3,651,985	$4,805,239

Net loss	$(135,446)	$(147,350)	$(70,046)	$(16,860)	$(674,339)
Adjusted to exclude the following:
Provision for income taxes	4,648	11,003	10,947	63,893	262,636
Other (income) expense, net	3,160	2,630	(6,564)	12,361	(13,906)
Interest expense	7,902	12,254	16,403	26,143	9,968
Interest income	(3,961)	(11,530)	(32,102)	(66,793)	(85,902)
Depreciation and amortization	11,481	23,404	79,342	82,401	114,162
Stock-based compensation expense	22,791	33,874	38,357	53,893	97,547
Net changes in lodging tax reserves	(4,553)	23,038	23,682	15,587	36,574
Adjusted EBITDA	$(93,978)	$(52,677)	$60,019	$170,625	$(253,260)
Adjusted EBITDA as a percentage of revenue	(10)%	(3)%	2%	5%	(5)%

Free Cash Flow

Free Cash Flow is a non-GAAP financial measure that is calculated by reducing purchases of property and equipment from net cash provided by (used in) operating activities. We believe that Free Cash Flow is a meaningful indicator of liquidity that provides information to management and investors about the amount of cash generated from operations that, after purchases of property and equipment, can be used for strategic initiatives, including continuous investment in our business, growth through acquisitions, and strengthening our balance sheet. Our Free Cash Flow is impacted by the timing of GBV because we collect our service fees at the time of booking, which is generally before a stay or experience occurs. Funds held on behalf of our hosts and guests and amounts payable to our hosts and guests do not impact Free Cash Flow, except interest earned on these funds. Free Cash Flow has limitations as an analytical tool and should not be considered in isolation or as substitutes for analysis of other GAAP financial measures, such as net cash provided by operating activities. Free Cash Flow does not reflect our ability to meet future contractual commitments and may be calculated differently by other companies in our industry, limiting its usefulness as a comparative measure.

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The following is a reconciliation of Free Cash Flow to the most comparable GAAP cash flow measure, net cash provided by (used in) operating activities:

	Year Ended December 31,

	2015	2016	2017	2018	2019

	(in thousands, except percentages)
Revenue	$919,041	$1,655,576	$2,561,721	$3,651,985	$4,805,239

Net cash provided by (used in) operating activities	$(73,422)	$115,024	$251,225	$595,557	$222,727
Purchases of property and equipment	(50,138)	(93,894)	(100,204)	(90,624)	(125,452)
Free Cash Flow	$(123,560)	$21,130	$151,021	$504,933	$97,275
Free Cash Flow as a percentage of revenue	(13)%	1%	6%	14%	2%
Other cash flow components:
Net cash provided by (used in) investing activities	$(68,662)	$23,194	$(788,944)	$(668,171)	$(347,155)
Net cash provided by financing activities	$1,504,800	$814,898	$672,954	$140,516	$854,579

For additional information about these non-GAAP financial measures, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Financial Measures.”

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” or in other parts of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Except as otherwise noted, all references to 2019 refer to the year ended December 31, 2019, references to 2018 refer to the year ended December 31, 2018, and references to 2017 refer to the year ended December 31, 2017.

Overview

Airbnb started with two designers trying to solve a problem: how to pay their rent.

The year was 2007. Brian and Joe — two of our founders and friends from design school — were looking for a way to cover the cost of their San Francisco apartment. That week, they saw an opportunity. An international design conference was coming to town, and every hotel was sold out. They quickly created a website, AirBedandBreakfast.com, with the hope of renting airbeds in their apartment to attendees of the conference. Three designers, Michael, Kat, and Amol, took them up on their offer and became the first guests of Brian and Joe, our first hosts.

When Brian and Joe told people what they were doing, they thought the idea sounded crazy. “Strangers will never stay in each other’s homes,” they said. But something unexpected happened that first weekend. Brian and Joe treated their guests like old friends from out of town, connecting them to a unique slice of San Francisco that they could never have experienced on their own. Michael, Kat, and Amol came as outsiders, but left feeling like locals. The experience left Brian and Joe feeling something special too — the excitement of sharing the city they loved and seeing their guests form a deep connection to it.

Brian and Joe started thinking: maybe there were more people like Michael, Kat, and Amol who would like to travel this way and more people who would like to host this way. These are the ideas that Airbnb was founded on.

In 2008, Nate, a software engineer, joined Brian and Joe, and together the three founders took on a bigger design problem: how do you make strangers feel comfortable enough to stay in each other’s homes? The key was trust. The solution they designed combined host and guest profiles, integrated messaging, two-way reviews, and secure payments built on a technology platform that unlocked trust, and eventually led to hosting at a global scale that was unimaginable at the time.

Today, the idea does not seem so crazy after all. Our more than 4 million hosts now offer everything from a private room in their home to luxury villas, from one night to several months at a time. Hosting has expanded from homes to now include experiences that can be taken in cities all over the world, or even online. In more than 220 countries and regions around the world, our hosts have welcomed over 770 million guest arrivals and have cumulatively earned over $100 billion. “Airbnb” has become synonymous with one-of-a-kind travel on a global scale.

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Our Business Model

We operate a global marketplace, where hosts offer guests stays and experiences on our platform. As of June 30, 2020, our more than 4 million hosts had 7.5 million available listings of homes and experiences, of which 5.7 million were active listings. Our listings include private rooms, entire homes, luxury villas, treehouses, igloos, and experiences, in approximately 100,000 cities across more than 220 countries and regions. In 2019, 63% of our revenue was generated from listings outside of the United States. We believe that we have the largest collection of unique listings available for guests. Available listings are accommodations and experiences that are viewable on a certain date on our platform (excluding Hotel Tonight). We count the number of hosts on our platform based on the number of users with available listings as of a certain date; some individuals may have more than one account. Active listings are available listings that have been previously booked at least once at any time since inception. We believe this definition of active listings is appropriate given recent booking activity of listings that are defined as active listings. Approximately 80% of active listings had been booked in the 12 months ended June 30, 2020 and 92% had been booked in the 24-month period ended June 30, 2020.

During 2019, we had 54 million active bookers and 247 million guest arrivals. An active booker is a unique guest who has booked a stay or experience in a given period. Guest arrivals represent an individual and all co-travelers included on a reservation for a stay or experience for completed check-ins during a given period. Because an individual guest may take more than one trip in a measurement period for guest arrivals, such guest will be counted separately for each check-in when calculating total guest arrivals for a period. In comparison, a check-in represents a check-in event for a single reservation for a stay or experience, regardless of the number of travelers or experience participants.

Our business model relies on the success of hosts and guests who join our community and generate consistent bookings over time. As hosts become more successful on our platform and as guests return over time, we benefit from the recurring activity of our community. For example, in 2019, 84% of our revenue resulted from stays with existing hosts who had completed at least one guest check-in on or before December 31, 2018, up from 82% in 2018 and 77% in 2017. In addition, 69% of our revenue in 2019 was generated from stays in that year by repeat guests, defined as guests with at least one prior booking, up from 66% in 2018 and 62% in 2017. We track revenue from existing hosts and guests based on revenue before adjustments for incentives and refunds, as we do not track contra-revenue adjustments by host and guest cohort. Incentives include our referral programs and marketing promotions to encourage the use of our platform and attract new customers, while our refunds to customers are part of our customer support activities. We believe such revenue generated from stays is the best available indicator of host and guest retention.

We experienced rapid growth since our founding through 2019. In 2019, we generated GBV of $38.0 billion, representing growth of 29% from $29.4 billion in 2018, and revenue of $4.8 billion, representing growth of 32% from $3.7 billion in 2018. During the nine months ended September 30, 2020, our business was materially impacted by the COVID-19 pandemic, with GBV of $            , down     % year over year and revenue of $            , down     % year over year.

Our GBV of $38.0 billion in 2019, consisted of $31.3 billion in host earnings, $5.3 billion in service fees for Airbnb, and $1.4 billion in taxes to our communities, consisting primarily of lodging taxes that we collect and remit to tax authorities. We recognize revenue upon check-in for a stay or experience from service fees charged to hosts and guests. We calculate Airbnb service fees based on a percentage of the booking value, exclusive of taxes.

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The table below shows an illustrative night booked where we collect and remit lodging taxes. Host and guest service fees vary based on factors specific to the booking, such as duration, geography, and host type. GBV and revenue in the table below exclude reductions in revenue resulting from payments made to hosts and guests, such as incentives and refunds.

Illustrative Night Booked on Airbnb
Host:
Price per night set by host	$100.00
Less: Host fees (illustrative)	3.00

Total paid to host	$97.00

Guest:
Price per night set by host	$100.00
Guest fees (illustrative)	12.00
Lodging taxes (pass through and remitted to local authorities; illustrative)	4.00

Total collected from guest (GBV)	$116.00

Airbnb:

Total service fees (collected at booking and recognized as revenue upon check-in)	$15.00

For the majority of bookings, we collect the full amount of GBV at the time of booking. For the remainder of bookings, guests choose to pay in two installments with our Pay Less Upfront program. In either case, we collect our service fees at the time of booking, which contributes to Free Cash Flow before we recognize revenue upon check-in. Funds held on behalf of our hosts and guests and amounts payable to our hosts and guests do not impact Free Cash Flow, except interest earned on these funds.

Our business model is capital efficient. We have generated $1.0 billion of net cash provided by operating activities and incurred $507.0 million of purchases of property and equipment cumulatively from January 1, 2011 through December 31, 2019, resulting in cumulative positive Free Cash Flow of $520.1 million in the same period. We believe that we are still early in the global shift in consumer preferences toward one-of-a-kind stays and experiences, which provides an opportunity to further grow our community and business. As a result, we have consistently reinvested the Free Cash Flow that we have generated to meet our business needs and expand our operations. During 2019, net cash provided by operating activities was $222.7 million and Free Cash Flow was $97.3 million, compared to net cash provided by operating activities of $595.6 million and Free Cash Flow of $504.9 million in 2018. In addition, during 2019, we had a net loss of $674.3 million and Adjusted EBITDA of $(253.3) million, compared to a net loss of $16.9 million and Adjusted EBITDA of $170.6 million in 2018. During the nine months ended September 30, 2020, our business was materially impacted by COVID-19, with net cash provided by operating activities of $             , down     % year over year, Free Cash Flow of $             down     % year over year, net loss of $             , down     % year over year, and Adjusted EBITDA of $             , down     % year over year.

Adjusted EBITDA and Free Cash Flow are supplemental metrics that are not calculated and presented in accordance with GAAP. See the section titled “Selected Consolidated Financial and Other Data — Non-GAAP Financial Measures” for additional information.

While our business has been severely impacted by COVID-19 in 2020, we believe that travel will rebound and people will increasingly choose the one-of-a-kind stays and experiences offered by our hosts. Against

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an otherwise highly negative travel backdrop, our listing count has remained stable. Our active listings were 5.7 million as of December 31, 2019 and                      as of September 30, 2020. In addition, several areas of our business have shown resilience, notably, domestic travel, short-distance travel, travel outside of our top 20 cities, and long-term stays. While we believe that travel will change as a result of COVID-19, the adaptability of our business suggests that we are well-positioned to serve this dynamic market. Further detail is presented in the subsection titled “— Recent Developments” below.

Key Business Metrics and Non-GAAP Financial Measures

We track the following key business metrics and non-GAAP financial measures to evaluate our performance, identify trends, formulate financial projections, and make strategic decisions. Accordingly, we believe that these key business metrics and non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management team. These key business metrics and non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled metrics or measures presented by other companies. A reconciliation of each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP is provided in the section titled “Selected Consolidated Financial and Other Data — Non-GAAP Financial Measures.”

Nights and Experiences Booked

Nights and Experiences Booked is a key measure of the scale of our platform, which in turn drives our financial performance. Nights and Experiences Booked on our platform in a period represents the sum of the total number of nights booked for stays and the total number of seats booked for experiences, net of cancellations and alterations that occurred in that period. For example, a booking made on February 15 would be reflected in Nights and Experiences Booked for our quarter ended March 31. If, in the example, the booking were canceled on May 15, Nights and Experiences Booked would be reduced by the cancellation for our quarter ended June 30. A night can include one or more guests and can be for a listing with one or more bedrooms. A seat is booked for each participant in an experience. Substantially all of the bookings on our platform to date have come from nights.

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In 2019, we had 326.9 million Nights and Experiences Booked, a 31% increase from 250.3 million Nights and Experiences Booked in 2018, which grew 35% from 185.8 million in 2017. Nights and Experiences Booked grows as we attract new hosts and guests to our platform and as repeat guests increase their activity on our platform.

We experience seasonality in the number of Nights and Experiences Booked. Typically, the first, second, and third quarters of the year each have higher Nights and Experiences Booked than the fourth quarter, as guests plan for travel during the peak travel season, which is in the third quarter for North America and EMEA. Our bookings can also be impacted by the timing of holidays and other events as described in the subsection titled “— Key Factors Affecting Our Performance — Seasonality” below.

In 2020, our Nights and Experiences Booked have declined from prior levels as a result of the COVID-19 pandemic. However, we have seen resilience in domestic and short-distance travel, with more people gravitating toward Airbnb stays within driving distance of their homes. Further detail is presented in the subsection titled “— Recent Developments” below.

Gross Booking Value

GBV represents the dollar value of bookings on our platform in a period and is inclusive of host earnings, service fees, cleaning fees, and taxes, net of cancellations and alterations which occurred during that period. The timing of recording GBV and any related cancellations is similar to that described in the subsection titled “— Key Business Metrics and Non-GAAP Financial Measures — Nights and Experiences Booked” above. Revenue from the booking is recognized upon check-in; accordingly, GBV is a leading indicator of revenue. The entire amount of a booking is reflected in GBV during the quarter in which booking occurs, whether the guest pays the entire amount of the booking upfront or elects to use our Pay Less Upfront program.

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Growth in GBV reflects our ability to attract and retain hosts and guests and reflects growth in Nights and Experiences Booked. In 2019, our GBV was $38.0 billion, a 29% increase from $29.4 billion in 2018, which grew 40% from $21.0 billion in 2017. On a constant currency basis, growth in GBV was 33% in 2019 and 38% in 2018.

We experience seasonality in our GBV that is consistent with the seasonality of Nights and Experiences Booked. In 2019, guests booked stays on average 37 days before check-in although there is variability based on seasonality and geography. The average number of days between a booking and check-in tends to be shortest in the third quarter as this represents the peak travel period in North America and EMEA and longest in the first quarter. The decrease in our GBV in the first and second quarter of 2020 was due to the reduction in Nights and Experiences Booked due to the COVID-19 pandemic, as described above. Further detail is presented in the subsection titled “—Recent Developments” below.

We have historically experienced significant growth in the number of hosts listing on our platform and number of guests, resulting in strong year-over-year growth rates in both Nights and Experiences Booked and associated GBV. As we have achieved greater scale in our operations, particularly in 2018 and 2019, the annual growth rates for Nights and Experiences Booked and GBV have stabilized, although, as discussed in further detail in the subsection titled “— Recent Developments” below, we expect COVID-19 to have a negative impact.

Adjusted EBITDA

We define Adjusted EBITDA as net income or loss adjusted for (i) provision for income taxes; (ii) interest income, interest expense, and other income (expense), net; (iii) depreciation and amortization; (iv) stock-based compensation expense; and (v) net changes to the reserves for lodging taxes for which management believes it is probable that we may be held jointly liable with hosts for collecting and remitting such taxes.

The above items are excluded from our Adjusted EBITDA measure because these items are non-cash in nature, or because the amount and timing of these items is unpredictable, not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as provides a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Adjusted EBITDA in this prospectus because it is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting.

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For the nine months ended September 30, 2020, Adjusted EBITDA was $            . In 2019, Adjusted EBITDA was $(253.3) million. In 2019, Adjusted EBITDA declined primarily due to significant investments in growth initiatives and investments in our technical infrastructure. In 2018 and 2017, Adjusted EBITDA was $170.6 million, representing 5% of revenue, and $60.0 million, representing 2% of revenue, respectively. In 2018, Adjusted EBITDA increased as our annual revenue grew 43%, offset by ongoing growth initiatives.

Seasonal trends in our check-ins impact Adjusted EBITDA for any given quarter. We track our trailing twelve months (“TTM”) Adjusted EBITDA as a percentage of revenue to account for seasonal fluctuations in our revenue and associated profitability. TTM Adjusted EBITDA as a percentage of revenue provides a longer-term view of our profitability that is not impacted by seasonality. See the section titled “Selected Consolidated Financial and Other Data — Non-GAAP Financial Measures” for a reconciliation of Adjusted EBITDA to the most relevant GAAP measure and the subsection titled “— Quarterly Reconciliations of Non-GAAP Financial Measures” below for a reconciliation of TTM Adjusted EBITDA to the most relevant GAAP measure.

Free Cash Flow

We define Free Cash Flow as net cash provided by operating activities less purchases of property and equipment. We believe that Free Cash Flow is a meaningful indicator of liquidity that provides information to our management and investors about the amount of cash generated from operations, after purchases of property and equipment, that can be used for investment in our business and for acquisitions as well as to strengthen our balance sheet. Our Free Cash Flow is impacted by the timing of GBV because we collect

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our service fees at the time of booking, which is generally before a stay or experience occurs. Funds held on behalf of our hosts and guests and amounts payable to our hosts and guests do not impact Free Cash Flow, except interest earned on these funds.

For the nine months ended September 30, 2020, Free Cash Flow was $            . In 2019, Free Cash Flow was $97.3 million, representing 2% of revenue, compared to $504.9 million in 2018, representing 14% of revenue, and $151.0 million in 2017, representing 6% of revenue. Free Cash Flow decreased in 2019 largely due to higher operating expenses, while it increased in 2018 primarily due to higher operating income and to a lesser extent, lower capital expenditures.

Seasonal trends in our GBV impact Free Cash Flow for any given quarter. We track our TTM Free Cash Flow to account for the timing difference in when we receive cash from service fees, which is at the time of booking. TTM Free Cash Flow provides a longer-term view of our business that is not impacted by seasonality. Our costs are relatively fixed across quarters or vary in line with the volume of transactions, and we achieve our highest GBV in the first and second quarters of the year with comparatively lower check-ins. As a result, increases in unearned fees make our Free Cash Flow and Free Cash Flow as a percentage of revenue the highest in the first two quarters of the year. We typically see a slight decline in GBV and a peak in check-ins in the third quarter, which results in a decrease in unearned fees and lower

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sequential level of Free Cash Flow, and a greater decline in GBV in the fourth quarter, where Free Cash Flow is typically negative. For additional information regarding seasonality, see the subsection titled “— Key Factors Affecting Our Performance — Seasonality” below. See the section titled “Selected Consolidated Financial and Other Data — Non-GAAP Financial Measures” for a reconciliation of Free Cash Flow to the most relevant GAAP measure. For additional information regarding the reconciliation of TTM Free Cash Flow to the most relevant GAAP measure, see the subsection titled “— Quarterly Reconciliations of Non-GAAP Financial Measures.”

Recent Developments

COVID-19 Has Had a Disproportionately Negative Effect on the Travel Industry

In December 2019, a novel strain of coronavirus disease was first reported. Only three months later, in March 2020, the World Health Organization characterized COVID-19 as a global pandemic. The COVID-19 pandemic has forced international, federal, state, and local governments to enforce prohibitions of non-essential activities. The outbreak will have a continued adverse impact on economic and market conditions and has already triggered a period of global economic slowdown, the depth and breadth of which are yet to be determined.

The COVID-19 pandemic has resulted in global travel restrictions and a corresponding significant reduction in travel. While many industries have been adversely impacted, travel has been disproportionately affected, as governments have implemented travel restrictions and as people have become reluctant to travel irrespective of such restrictions. As a result, global scheduled flights began to decline in February 2020, and by May 2020 were down 69% relative to May 2019, and were down 64% in June 2020 compared to June 2019, according to OAG Aviation. In addition, global hotel occupancy rates have plummeted in 2020 according to STR, with 42% occupancy in the United States and 22% in Europe in June 2020, down from 74% and 79% in June 2019, respectively.

Prior to the outbreak, we had seen strong year-over-year growth in Nights and Experiences Booked in the first three weeks of the year. We first saw the impact of COVID-19 in China in the last week of January, which when contained to China, had a minor impact on the entire business. The outbreak spread throughout Asia, and then through Europe, North America, and the rest of the world by the end of the first quarter of 2020. In order to protect our business from these near-term market disruptions and the prospect of a prolonged business impact, we raised $2.0 billion in the form of term loans in April 2020 and took action to dramatically reduce our operating expenses as described below. We believe these incremental funds and our rapid management of expenses, in addition to our existing cash position, will help us to prudently manage our business through the effects of the COVID-19 pandemic.

As of the date of this prospectus, the full impact of the COVID-19 pandemic on the global economy and the extent to which the COVID-19 pandemic may continue to adversely impact our financial condition, results of operations, and cash flows remains uncertain. Our financial results for the first and second quarters of 2020 were materially adversely affected, and we expect that COVID-19 will continue to materially adversely impact our bookings, revenue, and business operations beyond the first half of 2020. The extent and duration of such impact over the longer term remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of COVID-19, the extent and effectiveness of containment actions taken, including mobility restrictions, and the impact of these and other factors on travel behavior in general, and on our business in particular.

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COVID-19 Impact on our Business

To provide additional information on the impact of the COVID-19 pandemic on our business, we have included below the year-over-year comparisons of monthly booking and cancellation trends in the fourth quarter of 2019 and the first and second quarters of 2020.

	Monthly Gross Booking Trends

	2019			2020
	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun

	(in millions, except percentages and gross daily rate)

Gross nights and experiences booked	30.5	28.3	28.4	38.3	32.8	19.0	8.7	16.4	26.0

YoY Growth %	31%	30%	35%	25%	17%	(42)%	(72)%	(50)%	(21)%

(-) Cancellations and alterations	3.9	3.6	3.9	5.0	4.9	23.1	9.4	7.2	6.5

Cancellations and alterations as a % of gross nights and experiences booked	13%	13%	14%	13%	15%	122%	108%	44%	25%

Nights and Experiences Booked*	26.6	24.7	24.5	33.3	27.9	(4.1)	(0.7)	9.2	19.5

YoY Growth %	31%	30%	35%	22%	12%	(114)%	(103)%	(68)%	(31)%

Gross daily rate	$110.2	$110.2	$110.4	$122.5	$122.6	$104.4	$91.7	$135.7	$145.7

YoY Growth %	(1)%	(1)%	0%	0%	1%	(12)%	(21)%	18%	27%

Gross Booking Value*	$2,995.8	$2,781.5	$2,761.1	$4,192.7	$3,516.4	$(940.2)	$(597.0)	$1,052.8	$2,740.9

YoY Growth %	30%	29%	35%	24%	15%	(127)%	(119)%	(69)%	(17)%

*	We define both key metrics (Nights and Experiences Booked and Gross Booking Value) as net of cancellations and alterations.

•

Gross nights and experiences booked materially contracted on a year-over-year basis, with a low in April, down 72% year over year. From April through June, we saw a steady rebound in gross nights and experiences booked before cancellations and alterations, which were down 21% in June relative to the same period in the prior year.

•

Cancellations and alterations of previously booked trips increased dramatically after the COVID-19 outbreak, as guests were either unable to travel or uncomfortable doing so. While the number of nights and experiences cancelled in January was 13% of the gross nights and experiences booked that month, the number of nights and experiences cancelled in March and April exceeded the number of gross nights and experiences booked during those months.

•

Nights and Experiences Booked was negative in March and April. By May, gross nights and experiences booked had begun to recover, while cancellations and alterations began to fall, resulting in a return to positive Nights and Experiences Booked in May and June.

•

Gross daily rate increased in May and June. Gross daily rate represents GBV per Night and Experience Booked, all before cancellations and alterations. This measure is a useful proxy for the ADR trend over this period; because the net metrics reflect elevated cancellations and were negative in March and April, the net daily rate was not meaningful for those periods. The increase in gross daily rate in May

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and June was driven by faster recovery in North America and EMEA, which have historically higher daily rates than Latin America and Asia Pacific. The gross daily rate was also impacted by a mix shift toward entire home listings in non-urban destinations, which have higher daily rates.

•

Gross Booking Value declined and rebounded as a result of the trends described above. In June, GBV was down 17% on a year-over-year basis, less than the 31% decline in Nights and Experiences Booked due to the growth in gross daily rate. GBV reflects bookings made in a period for future nights or experiences and is a leading metric for revenue, which is recognized during the period that stays and experiences occur.

We expect continued volatility in these trends and fluctuations from month to month as the recovery from COVID-19 is not linear across geographies, and it is not certain the recovery will continue.

Multiple Resilient Categories Were Less Impacted and Showed Strong Recovery

We believe that the recovery in May and June is not only attributable to the renewed ability and willingness for guests to travel during these months but also to the resilience of our hosts and business model. From December 31, 2019 through June 30, 2020, active listings remained constant at 5.7 million despite the decline in booking activity on our platform due to COVID-19. Against an otherwise highly negative travel backdrop, there are several areas of our business that have shown resilience, notably, in domestic and short-distance travel, with more people gravitating toward Airbnb stays within driving distance of their homes. While we believe that travel will change as a result of COVID-19, the adaptability of our business suggests that we are well-positioned to serve this dynamic market as it continues to evolve and recover.

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To provide additional information on the impact of the COVID-19 pandemic on our business, we have included below year-over-year comparisons of monthly booking trends in the fourth quarter of 2019 and the first and second quarters of 2020.

•

Domestic travel represents travel within the same country, when the guest’s origin country is the same as the destination country. Our business historically has been weighted toward cross-border travel, which accounted for 49% of nights in 2019 relative to our estimate for the travel industry that 20% of total overnight paid trips come from cross-border travel. While air and cross-border international travel has been significantly impacted by COVID-19, domestic travel around the world has been extremely resilient. In June 2020, global domestic nights and experiences booked were 79% of our gross nights and experiences booked compared to 52% in January 2020, and growth in domestic nights and experiences increased to 21% year-over-year growth.

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•

Short-distance travel within 50 miles of guest origin has been highly resilient, even at the peak of the business interruption in April. Short-distance stays were one of the fastest growing categories prior to the COVID-19 pandemic. This growth was further bolstered by the COVID-19 pandemic, as many guests have chosen short-distance trips instead of long-distance travel. In June, this category grew 29% year over year. We have also seen stays between 50 miles and 500 miles from guest origin recover and return to year-over-year growth in June 2020.

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•

Travel outside of our top 20 cities (based on 2019 GBV) has been more resilient than those booked in our top 20 cities. While gross nights and experiences booked in our top 20 cities by 2019 GBV were down 55% in June 2020 compared to June 2019, those booked outside of our top 20 cities based on 2019 GBV were down only 17%. During a period of travel restrictions, community lockdowns and social distancing, smaller destinations have seen relative strength, as guests seek more remote destinations outside crowded urban centers. We believe this demonstrates the strength of our global network and the diversification of our business.

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•

Long-term stays are stays on our platform of at least 28 nights. Long-term stays were one of our fastest growing categories in 2019 as guests increasingly chose Airbnb listings to meet their need for stays of greater length. We believe the long-term stays category represents a different use case than leisure travel, and as a result, was not as impacted as dramatically by COVID-19. While the category of one to 27 nights was down 81% year over year in April, long-term stays were down only 13% year over year and have seen year-over-year growth in May and June 2020.

Recent Developments Note: Table totals may not properly sum from components due to rounding

Overall, the historical mix of gross nights and experiences booked by travel distance, corridor, and top 20 cities is similar to the historical mix of revenue by those categories. Because long-term stays have lower GBV per night and lower service fees, the revenue by trip length is weighted more toward short-term stays.

COVID-19 Cost Reductions Position Our Business for Improved Financial Performance

In response to the spread of COVID-19 and the resulting material decrease in GBV, we undertook an internal review of our cost structure, ultimately making changes to improve the strength of our business in the long term. Specifically, we significantly reduced our fixed and variable costs, which we believe will result in improved operating leverage as we emerge from COVID-19. We rapidly made changes to manage our expenses in a period of material business interruption, which included the following, among others:

•	Suspending substantially all discretionary marketing program spend;

•	Reducing full-time employee headcount by approximately 25%;

•	Setting expectation of no employee bonuses for 2020 and reducing executive team member salaries;

•	Significantly reducing all discretionary spend;

•	Suspending all facilities build-outs and significantly reducing capital expenditures; and

•	Significantly reducing our contingent workforce.

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These headcount reductions and other restructuring actions are expected to result in charges for 2020 ranging between $110 million and $120 million. In conjunction with these actions, we have realigned our organizational priorities to further increase our focus on individual hosts and brand marketing, while pausing our investments in newer areas such as transportation and content and reducing performance marketing. We have done this to sharpen our focus on investments that directly strengthen our community and to increase the efficiency of our operations as the travel industry begins to recover from the COVID-19 pandemic. We believe these changes should allow us to more effectively manage our business and improve our financial operating results.

Key Factors Affecting Our Performance

Ability to Attract and Retain Hosts

Two of our founders, Brian and Joe, were our first hosts, and hosts are the foundation of our community. We are focused on continuing to grow and retain the number of hosts who choose to list their spaces and experiences on our platform, which is critical to our long-term success. We believe that we have the largest collection of unique listings available for guests to book, based on our host surveys and our analysis of public information of listings available on other platforms.

We grow our GBV by attracting new hosts who add listings to our platform and by increasing the number of nights and experiences that are available to book. As of December 31, 2019, we had 4.0 million hosts on our platform and 5.7 million active listings, compared to 3.3 million hosts and 4.4 million active listings as of December 31, 2018 and 2.7 million hosts and 3.3 million active listings as of December 31, 2017. This represents a 20% increase in hosts and 29% increase in active listings in 2019 as compared to 2018 and a 23% increase in hosts and 32% increase in active listings in 2018 as compared to 2017. From December 31, 2019 through June 30, 2020, active listings remained constant at 5.7 million despite the decline in booking activity on our platform due to the global COVID-19 pandemic. We believe this stability in active listings highlights the high retention of our host community and the resilience of our business model, which does not require us to make significant investments in fixed assets and physical real estate.

In particular, our platform unlocks the potential for individual hosts to share their unique spaces and earn income in a way that was previously not possible and for guests to visit places and book unique spaces that were difficult to access before Airbnb. We have designed our platform to specifically serve individual hosts who list their spaces, including private rooms, primary homes, or vacation homes on Airbnb. As of December 31, 2019, 90% of our hosts were individual hosts, and 79% of those hosts had just a single listing. Additionally, as of December 31, 2019, 72% of our nights booked were with individual hosts. For individual hosts who had at least one listing in 2019, the average number of listings was 1.3. To calculate these statistics, we count individual hosts as those who onboard and activate their spaces on Airbnb directly through our List Your Space flow, which takes hosts through the process of creating a listing.

We attract new individual hosts predominantly through organic channels such as word of mouth and our strong brand recognition. We focus on describing the benefits of hosting to existing and potential individual hosts and making onboarding of their listings as seamless as possible. We enable individual hosts to increase bookings by empowering them with information and tools to optimize their listings, including scheduling, merchandising, integrated payments, community support, host protection programs, pricing recommendations, and reviews.

We also attract listings from professional hosts, including property management companies, serviced apartment providers, and boutique hotels that leverage our platform and tools to run their hospitality businesses. These hosts expand the types of listings available to our guests. We provide professional hosts

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with information and tools to optimize their listings, including scheduling, merchandising, integrated payments, community support, host protection programs, pricing recommendations, and reviews. We onboard these hosts through application programming interfaces and third-party channel managers.

We attract new hosts to our platform every year and track their success on Airbnb and the associated revenue that we earn from their hosting activity on our platform. We define a host cohort as a group of hosts whose first guest check-in occurs in a specific calendar year. We calculate the revenue associated with those hosts in Year 1 based on revenue recognized during the subsequent one-year period. We then calculate revenue associated with those hosts based on revenue generated in each subsequent one-year period to compare against Year 1. The table below displays the revenue retention of each calendar year cohort and demonstrates our strong host revenue retention.

	Host Cohort Revenue Retention

	Year 1	Year 2	Year 3	Year 4	Year 5

2014 Cohort	100%	93%	95%	98%	100%

2015 Cohort	100%	95%	93%	93%

2016 Cohort	100%	90%	88%

2017 Cohort	100%	90%

2018 Cohort	100%

Our host retention has been consistent across cohorts. This loyal host behavior strengthens our community. In 2019, 84% of our revenue resulted from stays with existing hosts who had completed at least one guest check-in on or before December 31, 2018, up from 82% in 2018. We track revenue from existing hosts based on revenue before adjustments for incentives and refunds, as we do not track contra-revenue adjustments by host cohort. We believe such revenue generated from stays is the best available indicator of host retention. The size of each host cohort has also grown every year, and our 2018 cohort was nearly four times larger than our 2014 cohort.

While active listings remained constant between December 31, 2019 and June 30, 2020, host revenue retention will deteriorate across all host cohorts in 2020 due to the decline in revenue resulting from COVID-19. However, as the travel industry recovers, we believe the historic strength of our host revenue retention should return.

Ability to Attract and Retain Guests

Our first-ever guests, Michael, Kat, and Amol, traveled to San Francisco looking for a place to stay during a design conference in 2007. Today, guests from almost every country in the world are welcomed by our hosts. We have demonstrated an ability to continue to grow the number of guests who are active on our platform; during 2019, we had 54 million active bookers, which represented 30% growth compared to 41 million active bookers in 2018, which represented 40% growth compared to 30 million active bookers in 2017. During 2019, we also had 247 million guest arrivals, which represented 33% growth compared to 185 million guest arrivals in 2018, which represented 43% growth compared to 129 million guest arrivals in 2017.

We grow GBV by attracting new guests to book stays and experiences on our platform and through past guests who return to our platform to make new bookings. We attract most guests to Airbnb directly or through unpaid channels. During the nine months ended September 30, 2020,     % of all traffic to Airbnb came organically through direct or unpaid channels, reflecting the strength of our brand. We have also used paid performance marketing, for example on search terms including “Airbnb,” to attract guests. Our

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strategy is to increase brand marketing and use the strength of our brand to attract more guests via direct or unpaid channels and to decrease our performance marketing spend relative to 2019.

We attract new guests to our platform every year and track their activity on Airbnb and the associated revenue that we earn from their activity on our platform. We define a guest cohort as a group of unique bookers whose first check-in occurs in a specific calendar year. We calculate the revenue associated with those guests in Year 1 based on revenue recognized during the subsequent one-year period. We then calculate revenue associated with those guests based on revenue generated in each subsequent one-year period to compare against Year 1. The table below displays the revenue retention of each calendar year cohort and demonstrates our strong guest revenue retention.

	Guest Cohort Revenue Retention

	Year 1	Year 2	Year 3	Year 4	Year 5

2014 Cohort	100%	36%	41%	45%	47%

2015 Cohort	100%	40%	44%	45%

2016 Cohort	100%	39%	41%

2017 Cohort	100%	36%

2018 Cohort	100%

Guests who return to Airbnb in Year 2 are very loyal thereafter. As guests return to Airbnb and use our platform more often, their retention improves in Year 3 and beyond. In addition, growth in our global network and continued product innovation attracts guests back to Airbnb for travel. As a result, for each annual guest cohort, revenue retention has increased every year following Year 2.

As a result of strong guest loyalty, we have a growing number of repeat guests on Airbnb. Guest revenue retention and increasing repeat guests have grown due to our brand and community. As a result, 69% of our revenue in 2019 was generated from stays in that year by repeat guests, defined as guests with at least one prior booking, up from 66% in 2018. We track revenue from guests based on revenue before adjustments for incentives and refunds, as we do not track contra-revenue adjustments by guest cohort. We believe such revenue generated from stays is the best available indicator of guest retention.

Guest revenue retention will deteriorate across all cohorts in 2020 due to the decline in travel from COVID-19. However, as the travel industry begins to recover, we believe the historic strength of our guest revenue retention should return. During the three months ended June 30, 2020, we spent an immaterial amount on performance marketing. During that time period, GBV increased from negative $0.9 billion for the month of March 2020, due to cancellations and alterations, to positive $2.7 billion for the month of June 2020. In June 2020, direct and unpaid traffic to Airbnb increased on an absolute basis relative to June 2019 and accounted for 98% of our total traffic due to our reduced marketing spend in the second quarter of 2020. We believe the strength of our brand and resilience of our guest demand powered this recovery.

Investments in Technology

We are investing significant resources in our technology architecture and infrastructure. These improvements enable our engineers to use the latest tools and technologies to build new products and features. Beginning in 2019, we made significant investments to enhance the underlying architecture and scalability of our platform by upgrading our systems and moving to a new service-oriented architecture. Our continued improvement of our technology platform and product experience is paramount to our user experience, driving our ability to attract and retain hosts and guests, improve the rate of booking for new and returning guests, and generate revenue. As such, we will continue to invest in our technology platform.

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Geographic Mix

Our operations are global, and certain trends in our business, such as Nights and Experiences Booked, Gross Booking Value, revenue, Gross Booking Value per Night and Experience Booked, and Nights per Booking vary by geography.

We measure Nights and Experiences Booked by region based on the location of the listing. EMEA and North America represented our largest regions by Nights and Experiences Booked, GBV, and revenue in 2019, followed by Asia Pacific and Latin America.

GBV per Night and Experience Booked is highest in North America, followed by EMEA, Asia Pacific, and Latin America. Length of stay, or the number of nights attributable to a given booking, is highest in Latin America, followed by North America, EMEA, and Asia Pacific, and we expect that our blended global average nights per booking will fluctuate based on our geographic mix and changes in traveler behaviors.

As a result of COVID-19, we expect that the geographic mix of Nights and Experiences Booked, GBV, and revenue in 2020 will reflect a shift toward North America and EMEA, where we have seen the strongest recovery. Additionally, we have seen an increase in GBV per Night and Experience Booked in 2020 compared to 2019, in part because our geographic mix has shifted to these higher GBV per Night and Experience Booked regions. All regions have seen an increase in GBV per Night and Experience Booked as larger entire homes have been in greater demand. The average nights per booking has also increased globally, reflecting demand for longer stays.

Seasonality

Our business is seasonal, reflecting typical travel behavior patterns over the course of the calendar year. Typically, the first, second, and third quarters have higher Nights and Experiences Booked than the fourth

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quarter, as guests plan for travel during the peak travel season, which is in the third quarter for North America and EMEA. Our GBV and Adjusted EBITDA can also be impacted by the timing of holidays and other events. For example, the Easter holiday was celebrated on April 1, 2018 and bookings during the quarter ended March 31, 2018 were favorably impacted by this timing relative to the first quarters of 2017 and 2019 when Easter was celebrated in the second half of April, resulting in more bookings in the second quarter. We experience seasonality in our GBV that is consistent with the seasonality of Nights and Experiences Booked. Revenue and Adjusted EBITDA have historically been, and are expected to continue to be, highest in the third quarter when we have the most check-ins, which is the point at which we recognize revenue. Seasonal trends in our GBV impact Free Cash Flow for any given quarter. We track our TTM Adjusted EBITDA (total dollars and as a percentage of revenue) to account for the seasonality of our revenue, and TTM Free Cash Flow (total dollars and as a percentage of revenue) to account for the timing difference in when we receive cash from service fees, which is at the time of booking. TTM Adjusted EBITDA and Free Cash Flow provide a view of our business that is not impacted by seasonality.

Our costs are relatively fixed across quarters or vary in line with the volume of transactions, and we achieve our highest GBV in the first and second quarters of the year with comparatively lower check-ins. As a result, increases in unearned fees make our Free Cash Flow and Free Cash Flow as a percentage of revenue the highest in the first two quarters of the year. We typically see a slight decline in GBV and a peak in check-ins in the third quarter, which results in a decrease in unearned fees and lower sequential level of Free Cash Flow, and a greater decline in GBV in the fourth quarter, where Free Cash Flow is typically negative. As our business matures, other seasonal trends may develop, or these existing seasonal trends may become more extreme.

The effect of seasonality, among other factors, on our quarterly key business metrics and non-GAAP financial measures is as follows:

In 2020, we have seen COVID-19 overwhelm the historical patterns of seasonality in our GBV, revenue, Adjusted EBITDA, and Free Cash Flow as a result of travel restrictions and changing travel preferences

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relating to the COVID-19 pandemic. We expect this impact on seasonality to continue as long as COVID-19 is impacting travel patterns globally.

Regulations Permitting or Limiting Our Offerings

Regulations that permit or limit our hosts’ ability to provide their listings impact our growth and penetration in certain geographies. In particular, among other regulations governing our short-term rentals, many large cities have placed night caps on short-term rentals of certain types of properties, limited short-term rentals to primary residences, or limited the length of a stay. A discussion of short-term rental regulations in our top 10 cities by revenue in 2019 is included in the section titled “Business—Regulatory Considerations in Our Largest Cities.” None of these cities represented more than 2.5% of our revenue before adjustments for incentives and refunds or 1.5% of our active listings during 2019. An increase in short-term rental regulations could harm our business and negatively impact our financial performance. See the section titled “Risk Factors—Laws, regulations, and rules that affect the short-term rental and home sharing business may limit the ability or willingness of hosts to share their spaces over our platform and expose our hosts or us to significant penalties, which could have a material adverse effect on our business, results of operations, and financial condition.”

Components of Results of Operations

Revenue

Our revenue consists of service fees, net of incentives and refunds, charged to our customers. We consider both hosts and guests to be our customers. For stays, service fees, which are charged to customers as a percentage of the value of the booking, excluding taxes, vary based on factors specific to the booking, such as booking value, the duration of the booking, geography, and host type. For experiences, we only earn a host fee. Substantially all of our revenue comes from stays booked on our platform. Incentives include our referral programs and marketing promotions to encourage the use of our platform and attract new customers, while our refunds to customers are part of our customer support activities.

We experience a difference in timing between when a booking is made and when we recognize revenue, which occurs upon check-in. We record the service fees that we collect from customers prior to check-in on our balance sheet as unearned fees. Revenue is net of incentives and refunds made to customers totaling $138.0 million, $221.5 million, and $274.5 million, in 2017, 2018, and 2019, respectively, representing 5%, 6%, and 6% of revenue, respectively.

Cost of Revenue

Cost of revenue includes payment processing costs, including merchant fees and chargebacks, costs associated with third-party data centers used to host our platform, and amortization of internally developed software and acquired technology. Because we act as the merchant of record, we incur all payment processing costs associated with our bookings, and we have chargebacks, which arise from account takeovers and other fraudulent activities. We expect our cost of revenue will continue to increase on an absolute dollar basis for the foreseeable future to the extent that we continue to see growth on our platform. Cost of revenue may vary as a percentage of revenue from year to year based on activity on our platform and may also vary from quarter to quarter as a percentage of revenue based on the seasonality of our business and the difference in the timing of when bookings are made and when we recognize revenue.

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Operations and Support

Operations and support expense primarily consists of personnel-related expenses and third-party service provider fees associated with community support provided via phone, email, and chat to hosts and guests; customer relations costs, which include refunds and credits related to customer satisfaction and expenses associated with our host protection programs; and allocated costs for facilities and information technology. We expect that operations and support expense will continue to increase on an absolute dollar basis for the foreseeable future to the extent that we continue to see growth on our platform. We are currently undertaking initiatives to reduce customer contact rates and improve the operational efficiency of our operations and support organization, to decrease operations and support expense as a percentage of revenue over the long term. We anticipate additional operations and support expense during the year in which we complete our initial public offering as a result of the stock-based compensation expense associated with our RSUs as described in the subsection titled “— Critical Accounting Policies and Estimates — Stock-Based Compensation — Restricted Stock Units,” as well as additional stock-based compensation expense going forward.

Product Development

Product development expense primarily consists of personnel-related expenses and third-party service provider fees incurred in connection with the development of our platform, and allocated costs for facilities and information technology. We expect that our product development expense will increase on an absolute dollar basis and will vary from period to period as a percentage of revenue for the foreseeable future as we continue to invest in product development activities relating to ongoing improvements to and maintenance of our technology platform and other programs, including the hiring of personnel to support these efforts. In addition, we anticipate additional product development expense during the year in which we complete our initial public offering as a result of the stock-based compensation expense associated with our RSUs as described in the subsection titled “— Critical Accounting Policies and Estimates — Stock-Based Compensation — Restricted Stock Units,” as well as additional stock-based compensation expense going forward.

Sales and Marketing

Sales and marketing expense primarily consists of brand and performance marketing, personnel-related expenses, including those related to our field operations, policy and communications, portions of referral incentives and coupons, and allocated costs for facilities and information technology.

We expect our sales and marketing expense will vary from period to period as a percentage of revenue for the foreseeable future, and over the long term, we expect it will decline as a percentage of revenue relative to 2019. We anticipate additional sales and marketing expense during the year in which we complete our initial public offering as a result of the stock-based compensation expense associated with our RSUs as described in the subsection titled “— Critical Accounting Policies and Estimates — Stock-Based Compensation — Restricted Stock Units,” as well as additional stock-based compensation expense going forward.

General and Administrative

General and administrative expense primarily consists of personnel-related expenses for management and administrative functions, including finance and accounting, legal, and human resources. General and administrative expense also includes certain professional services fees, general corporate and director and officer insurance, allocated costs for facilities and information technology, indirect taxes, including lodging tax reserves for which we may be held jointly liable with hosts for collecting and remitting such taxes, and

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

bad debt expense. We expect to incur additional general and administrative expense as a result of operating as a public company, including expenses to comply with the rules and regulations of the SEC and Listing Rules of                 , as well as higher expenses for corporate insurance, director and officer insurance, investor relations, and professional services. Overall, we expect our general and administrative expense will vary from period to period as a percentage of revenue for the foreseeable future. We anticipate additional general and administrative expense during the year in which we complete our initial public offering as a result of the stock-based compensation expense associated with our RSUs as described in the subsection titled “— Critical Accounting Policies and Estimates — Stock-Based Compensation — Restricted Stock Units,” as well as additional stock-based compensation expense going forward.

Interest Income

Interest income consists primarily of interest earned on our cash, cash equivalents, marketable securities, and amounts held on behalf of customers.

Interest Expense

Interest expense consists primarily of expense related to financing lease obligations in 2017 and 2018 before the adoption of Accounting Standards Codification 842, Leases (“ASC 842”), interest associated with various indirect tax reserves, amortization of debt issuance costs associated with our $1.0 billion five-year unsecured revolving Credit and Guarantee Agreement (the “Credit Facility”), as well as interest expense and amortization of debt issuance costs associated with our term loan agreements entered into in April 2020.

Other Income (Expense), Net

Other income (expense), net consists primarily of realized and unrealized gains and losses on foreign currency transactions and balances, the change in fair value of investments and financial instruments, including the warrants issued in connection with a term loan agreement entered into in April 2020, and our share of income or loss from our equity method investments.

Our platform generally enables guests to make payments in the currency of their choice to the extent that the currency is supported by Airbnb, which may not match the currency in which the host elects to be paid. As a result, in those cases, we bear the currency risk of both the guest payment as well as the host payment due to timing differences in such payments. In 2019, we began entering into derivative contracts to offset a portion of our exposure to the impact of movements in currency exchange rates on our transactional balances denominated in currencies other than the U.S. dollar. The effects of these derivative contracts are reflected in other income (expense), net.

Provision for Income Taxes

We are subject to income taxes in the United States and foreign jurisdictions in which we do business. Foreign jurisdictions have different statutory tax rates than those in the United States. Additionally, certain of our foreign earnings may also be taxable in the United States. Accordingly, our effective tax rate is subject to significant variation due to several factors, including variability in our pre-tax and taxable income and loss and the mix of jurisdictions to which they relate, intercompany transactions, changes in how we do business, acquisitions, investments, tax audit developments, changes in our deferred tax assets and liabilities and their valuation, foreign currency gains and losses, changes in statutes, regulations, case law, and administrative practices, principles, and interpretations related to tax, including changes to the global tax framework, competition, and other laws and accounting rules in various jurisdictions, and

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

relative changes of expenses or losses for which tax benefits are not recognized. Additionally, our effective tax rate can vary based on the amount of pre-tax income or loss. For example, the impact of discrete items and non-deductible expenses on our effective tax rate is greater when our pre-tax income is lower.

We have a valuation allowance for our net deferred tax assets, including federal and state net operating loss carryforwards and intangible assets. We expect to maintain these valuation allowances until it becomes more likely than not that the benefit of our deferred tax assets will be realized by way of expected future taxable income in the United States and Ireland. We recognize accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes.

As of December 31, 2018 and 2019, we had net operating loss carryforwards for federal income tax purposes of $15.9 million and $116.7 million, respectively. The federal net operating loss carryforwards will expire, if not utilized, beginning in 2034. As of December 31, 2018 and 2019, we had net operating loss carryforwards for state income tax purposes of $136.3 million and $167.6 million, respectively. The state net operating loss carryforwards will expire, if not utilized, beginning in 2033.

In the event that we experience an ownership change within the meaning of Section 382 of the Internal Revenue Code, our ability to utilize net operating losses, tax credits, and other tax attributes may be limited. The most recent analysis of our historical ownership changes was completed through December 31, 2019. Based on the analysis, we do not anticipate a permanent limitation on the existing tax attributes under Section 382, although subsequent changes in our ownership structure as a result of this offering or otherwise may create such a limitation.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Results of Operations

The following table sets forth our results of operations for the periods presented:

	Year Ended December 31,

	2017	2018	2019

	(in thousands)
Revenue	$2,561,721	$3,651,985	$4,805,239
Costs and expenses:
Cost of revenue	647,690	864,032	1,196,313
Operations and support(1)	395,739	609,202	815,074
Product development(1)	400,749	579,193	976,695
Sales and marketing(1)	871,749	1,101,327	1,621,519
General and administrative(1)	327,156	479,487	697,181
Total costs and expenses	2,643,083	3,633,241	5,306,782
Income (loss) from operations	(81,362)	18,744	(501,543)
Interest income	32,102	66,793	85,902
Interest expense	(16,403)	(26,143)	(9,968)
Other income (expense), net	6,564	(12,361)	13,906
Income (loss) before income taxes	(59,099)	47,033	(411,703)
Provision for income taxes	10,947	63,893	262,636
Net loss	$(70,046)	$(16,860)	$(674,339)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,

	2017	2018	2019

	(in thousands)
Operations and support	$1,841	$1,968	$817
Product development	20,309	33,895	56,632
Sales and marketing	5,997	12,465	23,919
General and administrative	10,210	5,565	16,179
Total stock-based compensation expense	$38,357	$53,893	$97,547

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table sets forth the components of our consolidated statements of operations for each of the periods presented as a percentage of revenue:

	Year Ended December 31,

	2017	2018	2019
Revenue	100%	100%	100%
Costs and expenses:
Cost of revenue	25	24	25
Operations and support	15	17	17
Product development	16	16	20
Sales and marketing	34	30	34
General and administrative	13	12	14
Total costs and expenses	103	99	110
Income (loss) from operations	(3)	1	(10)
Interest income	1	2	2
Interest expense	(1)	(1)	(1)
Other income (expense), net	0	0	0
Income (loss) before income taxes	(3)	2	(9)
Provision for income taxes	0	2	5
Net loss	(3)%	0%	(14)%

Comparison of the Years Ended December 31, 2017, 2018, and 2019

Revenue

	Year Ended December 31,

	2017	2018	2019	2017 to 2018 % Change	2018 to 2019 % Change

	(in thousands, except percentages)
Revenue	$2,561,721	$3,651,985	$4,805,239	43%	32%

2019 Compared to 2018. Revenue increased $1.2 billion, or 32%, in 2019 compared to 2018, almost entirely due to a 33% increase in the number of check-ins related to Nights and Experiences Booked on our platform. GBV per Night and Experience Booked and service fees as a percentage of booking value, exclusive of taxes, remained relatively flat compared to the prior year. On a constant currency basis, revenue increased 35% compared to 2018.

2018 Compared to 2017. Revenue increased $1.1 billion, or 43%, in 2018 compared to 2017, primarily due to a 42% increase in the number of check-ins related to Nights and Experiences Booked on our platform, and to a lesser extent, a 4% increase in GBV per Night and Experience Booked. Service fees as a percentage of booking value, exclusive of taxes, remained relatively flat compared to the prior year. On a constant currency basis, revenue increased 41% compared to 2017.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Cost of Revenue

	Year Ended December 31,

	2017	2018	2019	2017 to 2018 % Change	2018 to 2019 % Change

	(in thousands, except percentages)
Cost of revenue	$ 647,690	$ 864,032	$ 1,196,313	33%	38%
Percentage of revenue	25%	24%	25%

2019 Compared to 2018. Cost of revenue increased $332.3 million, or 38%, in 2019 compared to 2018. The increase was primarily due to a $193.0 million increase in payment processing costs, consisting of merchant fees and chargebacks, a $90.2 million increase in the cost of data hosting services, and a $29.4 million increase in spend with other third-party service providers and technologies to support our platform. In 2019 and 2018, payment processing costs totaled $837.0 million and $644.0 million, respectively, which represented 2% of GBV for both periods. The increase in payment processing costs resulted from the increased dollar value of payments processed through our platform associated with the growth in GBV, while increases in data hosting and third-party service providers resulted from the associated growth in traffic on our platform. A portion of our increase in data hosting services was related to costs associated with our migration to a service-oriented architecture.

2018 Compared to 2017. Cost of revenue increased $216.3 million, or 33%, in 2018 compared to 2017. The increase was primarily due to a $140.5 million increase in payment processing costs, a $64.4 million increase in the cost of data hosting services, and a $10.6 million increase in spend with other third-party service providers and technologies to support our platform. In 2018 and 2017, payment processing costs totaled $644.0 million and $503.5 million, which represented 2% of GBV for both periods. The increase in payment processing costs resulted from the increased dollar value of payments processed through our platform associated with the growth in GBV, while increases in data hosting and third-party service provider costs resulted from the associated growth in traffic on our platform.

Operations and Support

	Year Ended December 31,

	2017	2018	2019	2017 to 2018 % Change	2018 to 2019 % Change

	(in thousands, except percentages)

Operations and support	$ 395,739	$ 609,202	$ 815,074	54%	34%

Percentage of revenue	15%	17%	17%

2019 Compared to 2018. Operations and support expense increased $205.9 million, or 34%, in 2019 compared to 2018. The increase was primarily due to a $125.8 million increase in spending on third-party community support personnel, a $33.0 million increase in customer relations costs, a $21.7 million increase in personnel-related expenses, and a $15.9 million increase in allocated costs for facilities and information technology, which are allocated based on headcount. The increase in spending on third-party community support personnel and customer relations costs was largely the result of growth in GBV and associated check-ins in the period.

2018 Compared to 2017. Operations and support expense increased $213.5 million, or 54%, in 2018 compared to 2017. The increase was primarily due to a $119.2 million increase in spending on third-party

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

community support personnel, a $49.9 million increase in customer relations costs, a $20.0 million increase in personnel-related expenses, and an $11.6 million increase in allocated costs for facilities and information technology. The increase in spending on third-party community support personnel and customer relations costs was largely the result of growth in GBV and associated check-ins in the period.

Product Development

	Year Ended December 31,

	2017	2018	2019	2017 to 2018 % Change	2018 to 2019 % Change

	(in thousands, except percentages)

Product development	$ 400,749	$ 579,193	$ 976,695	45%	69%

Percentage of revenue	16%	16%	20%

2019 Compared to 2018. Product development expense increased $397.5 million, or 69%, in 2019 compared to 2018. The increase was primarily due to a $271.7 million increase in personnel-related expenses driven by an increase in product development headcount as we invested in existing offerings, new initiatives, including our China offering, Airbnb Experiences, Airbnb Plus, hotels, and Airbnb Luxe, and platform enhancements, a $58.1 million increase in allocated costs for facilities and information technology, a $26.1 million increase in spend for consultants and service providers, and a $23.0 million increase in spend for software, maintenance, and equipment. The growth in employee headcount supported our efforts to enhance the underlying architecture and scalability of our platform by upgrading our systems and moving to a new service-oriented architecture.

2018 Compared to 2017. Product development expense increased $178.4 million, or 45%, in 2018 compared to 2017. The increase was primarily due to a $134.6 million increase in personnel-related expenses driven by an increase in product development headcount as we invested in new offerings and our technology infrastructure, a $25.9 million increase in allocated costs for facilities and information technology, and a $12.8 million increase in software, maintenance and equipment. The growth in employee headcount in engineering, design, product management, and other technical functions supported our efforts to continue development of our platform, new offerings, and improvements to existing offerings.

Sales and Marketing

	Year Ended December 31,

	2017	2018	2019	2017 to 2018 % Change	2018 to 2019 % Change

	(in thousands, except percentages)

Brand and performance marketing	$584,303	$666,455	$1,140,366	14%	71%

Field operations and policy	287,446	434,872	481,153	51%	11%

Total sales and marketing	$871,749	$1,101,327	$1,621,519	26%	47%

Percentage of revenue	34%	30%	34%

2019 Compared to 2018. Sales and marketing expense increased $520.2 million, or 47%, in 2019 compared to 2018. The increase was primarily due to a $358.8 million increase in marketing activities, a $77.8 million

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

increase in personnel-related expenses, a $49.2 million increase in expenses for third-party service providers, and a $15.4 million increase in allocated costs for facilities and information technology. Total brand and performance marketing increased $473.9 million, of which $314.2 million was related to performance marketing, and $159.7 million was related to brand marketing. These increases were primarily due to our efforts to optimize our performance marketing bidding and higher costs for search engine marketing for key terms, as well as our spend on brand marketing to continue to increase global awareness of and consumer consideration for the Airbnb brand. The overall increase in sales and marketing expense described above was in large part driven by the expansion of our China offering, Airbnb Experiences, Airbnb Plus, hotels, and Airbnb Luxe. In 2020, we reduced our investments in these initiatives as well as reduced our overall performance marketing spend.

2018 Compared to 2017. Sales and marketing expense increased $229.6 million, or 26%, in 2018 compared to 2017. The increase was primarily due to a $154.6 million increase in marketing activities, a $47.6 million increase in personnel-related expenses, and an $18.2 million increase in expenses for third-party service providers. Total brand and performance marketing increased $82.2 million driven by increased costs related to performance marketing bidding and search engine marketing for key terms.

General and Administrative

	Year Ended December 31,

	2017	2018	2019	2017 to 2018 % Change	2018 to 2019 % Change

	(in thousands, except percentages)

General and administrative	$ 327,156	$ 479,487	$ 697,181	47%	45%

Percentage of revenue	13%	13%	14%

2019 Compared to 2018. General and administrative expense increased $217.7 million, or 45%, in 2019 compared to 2018. The increase was primarily due to a $116.4 million increase in payroll-related expenses resulting from an increase in headcount as we prepared to become a public company, a $29.9 million increase in lease expense related to our build-to-suit leases due to the adoption of ASC 842 in 2019 whereby lease expense is reported as a component of costs and expenses rather than interest expense, a $28.0 million increase in bad debt expense, and a net $17.5 million increase in lodging and business tax expense.

2018 Compared to 2017. General and administrative expense increased $152.3 million, or 47%, in 2018 compared to 2017. The increase was primarily due to a $44.7 million increase in professional and consulting fees, a $32.2 million increase in reserves for withholding taxes liabilities, a $26.3 million increase in legal settlements, a $23.4 million increase in personnel-related expenses resulting from increased headcount, and an $18.2 million increase in bad debt expense.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Interest Income and Expense

	Year Ended December 31,

	2017	2018	2019	2017 to 2018 % Change	2018 to 2019 % Change

	(in thousands, except percentages)

Interest income	$32,102	$66,793	$85,902	108%	29%

Percentage of revenue	1%	2%	2%

Interest expense	$(16,403)	$(26,143)	$(9,968)	59%	(62)%

Percentage of revenue	(1)%	(1)%	(1)%

2019 Compared to 2018. Interest income increased $19.1 million, or 29%, in 2019 compared to 2018. The increase was primarily due to higher invested balances and average interest rates. Interest expense decreased $16.2 million, or 62%, in 2019 compared to 2018. The decrease was primarily due to the adoption of ASC 842 in 2019 whereby a component of lease expense for build-to-suit leases was no longer recorded in interest expense, but rather, as a component of general and administrative expense. In 2018, we recorded $13.5 million of lease expense related to certain build-to-suit leases within interest expense.

2018 Compared to 2017. Interest income increased $34.7 million, or 108%, in 2018 compared to 2017. The increase was primarily due to higher invested balances and interest rates. Interest expense increased $9.7 million, or 59%, in 2018 compared to 2017. The increase was primarily due to interest associated with various indirect tax reserves and certain financing lease obligations.

Other Income (Expense), Net

	Year Ended December 31,

	2017	2018	2019	2017 to 2018 % Change	2018 to 2019 % Change

	(in thousands, except percentages)

Other income (expense), net	$6,564	$(12,361)	$13,906	*	*

Percentage of revenue	0%	0%	0%

*	Not meaningful

2019 Compared to 2018. Other income, net was $13.9 million in 2019 compared to other expense, net of $12.4 million in 2018. The change was primarily driven by $28.3 million of net realized and unrealized gains on our investments and other income and expense, including our share of income or loss from our equity method investments, as well as a $24.6 million gain related to an equity method investment that was acquired by a third party in 2019. Partially offsetting these amounts were impairment charges of $27.8 million recorded during 2019.

2018 Compared to 2017. Other expense, net was $12.4 million in 2018 compared to other income, net of $6.6 million in 2017. During 2018, other expense, net primarily consisted of foreign currency exchange losses largely related to the strengthening of the U.S. dollar. During 2017, other income, net primarily consisted of foreign currency gains largely related to the weakening of the U.S. dollar.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Provision for Income Taxes

	Year Ended December 31,

	2017	2018	2019	2017 to 2018 % Change	2018 to 2019 % Change

	(in thousands, except percentages)

Provision for income taxes	$ 10,947	$ 63,893	$ 262,636	484%	311%

Effective tax rate	(19)%	136%	(64)%

2019 Compared to 2018. The provision for income taxes increased $198.7 million, or 311%, in 2019 compared to 2018. The increase was primarily due to a remeasurement of uncertain tax positions relating to the valuation of our international intellectual property that was previously sold to a subsidiary.

2018 Compared to 2017. The provision for income taxes increased $52.9 million, or 484%, in 2018 compared to 2017. The increase was primarily due to increased income taxes for our international subsidiaries.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated results of operations for each of the quarterly periods for the years ended December 31, 2018 and 2019. These unaudited quarterly results of operations have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information set forth in the table below reflects all normal recurring adjustments necessary for the fair statement of results of operations for these periods. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results of a particular quarter or other interim period are not necessarily indicative of the results for a full year. You should read the following unaudited quarterly consolidated results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Quarterly Consolidated Statements of Operations

	Three Months Ended

	Mar 31, 2018	Jun 30, 2018	Sept 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sept 30, 2019	Dec 31, 2019

	(in thousands)

Revenue	$642,840	$903,431	$1,265,127	$840,587	$839,004	$1,213,678	$1,645,761	$1,106,796

Costs and expenses:

Cost of revenue	202,845	218,252	227,283	215,652	280,568	313,460	308,667	293,618

Operations and support(1)	127,789	153,877	170,037	157,499	166,755	210,569	223,464	214,286

Product development(1)	122,893	154,397	141,978	159,925	185,101	232,327	276,368	282,899

Sales and marketing(1)	231,977	263,860	306,374	299,116	366,546	388,246	429,714	437,013

General and administrative(1)	92,809	101,680	98,177	186,821	146,013	169,231	175,018	206,919

Total costs and expenses	778,313	892,066	943,849	1,019,013	1,144,983	1,313,833	1,413,231	1,434,735

Income (loss) from operations	(135,473)	11,365	321,278	(178,426)	(305,979)	(100,155)	232,530	(327,939)

Interest income	10,013	16,029	19,711	21,040	22,304	24,367	21,990	17,241

Interest expense	(5,083)	(5,653)	(4,948)	(10,459)	(1,818)	(2,450)	(2,533)	(3,167)

Other income (expense), net	(1,651)	166	(5,724)	(5,152)	6,531	6,284	29,315	(28,224)

Income (loss) before income taxes	(132,194)	21,907	330,317	(172,997)	(278,962)	(71,954)	281,302	(342,089)

Provision for (benefit from) income taxes	14,036	11,693	(7,579)	45,743	13,065	225,470	14,652	9,449

Net income (loss)	$(146,230)	$10,214	$337,896	$(218,740)	$(292,027)	$(297,424)	$266,650	$(351,538)

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended

	Mar 31, 2018	Jun 30, 2018	Sept 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sept 30, 2019	Dec 31, 2019

	(in thousands)

Operations and support	$1,084	$25	$29	$830	$31	$124	$128	$534

Product development	9,934	7,894	7,927	8,140	6,711	7,995	30,285	11,641

Sales and marketing	2,958	3,085	3,059	3,363	4,793	6,197	6,084	6,845

General and administrative	(1,548)	2,357	2,385	2,371	2,528	3,733	3,701	6,217

Total stock-based compensation expense	$12,428	$13,361	$13,400	$14,704	$14,063	$18,049	$40,198	$25,237

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Quarterly Consolidated Statements of Operations, as a Percentage of Revenue

	Three Months Ended

	Mar 31, 2018	Jun 30, 2018	Sept 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sept 30, 2019	Dec 31, 2019

Revenue	100%	100%	100%	100%	100%	100%	100%	100%

Costs and expenses:

Cost of revenue	32	24	18	26	33	26	19	27

Operations and support	20	17	13	19	20	17	14	19

Product development	19	17	11	19	22	19	17	26

Sales and marketing	36	29	24	36	44	32	26	39

General and administrative	14	12	9	21	17	14	10	19

Total costs and expenses	121	99	75	121	136	108	86	130

Income (loss) from operations	(21)	1	25	(21)	(36)	(8)	14	(30)

Interest income	2	2	2	3	3	2	1	2

Interest expense	(1)	(1)	0	(1)	0	0	0	0

Other income (expense), net	(1)	0	(1)	(2)	0	0	2	(3)

Income (loss) before income taxes	(21)	2	26	(21)	(33)	(6)	17	(31)

Provision for (benefit from) income taxes	2	1	(1)	5	2	19	1	1

Net income (loss)	(23)%	1%	27%	(26)%	(35)%	(25)%	16%	(32)%

Quarterly Trends

Revenue

Revenue in each of the quarters in 2019 was higher than revenue in the same quarter of the prior year primarily from an increase in the number of check-ins related to Nights and Experiences Booked on our platform. However, as revenue is recorded upon check-in, revenue is impacted significantly by seasonality. Revenue is typically lowest in the first quarter as guests plan for travel later in the year, and revenue is highest in the third quarter, or when we have the most check-ins, as the third quarter is the peak travel season for North America and EMEA.

Cost of Revenue

On a quarterly basis, cost of revenue generally increased primarily due to the growth in GBV resulting in higher payment processing costs, with a slight seasonal decrease in the first and fourth quarters. Cost of revenue as a percentage of revenue for each quarter remained relatively consistent when compared to the same quarter of the prior year.

Operations and Support

On a quarterly basis, operations and support expense generally increased primarily due to the growth in our business as we provide support to new products and markets, as well as enhance the support experience for our hosts and guests, with a slight seasonal decrease in the first quarter. Operations and support as a percentage of revenue for each quarter remained relatively consistent when compared to the same quarter of the prior year.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Product Development

On a quarterly basis, product development expense generally increased primarily as a result of higher headcount to migrate our technical stack to a service-oriented architecture, improve our platform performance, and support new product initiatives. Product development expense as a percentage of revenue on a quarterly basis trended higher in 2019 compared to the same quarters from the prior year due to the increased personnel-related costs.

Sales and Marketing

On a quarterly basis, sales and marketing expense generally increased for the quarters presented. The increase was primarily due to higher performance and brand marketing spend as we optimized our performance marketing bidding and continued to increase global awareness of and consumer consideration for the Airbnb brand. Sales and marketing expense as a percentage of revenue on a quarterly basis trended higher in 2019 compared to the same quarters from the prior year due to increased marketing costs and varied on a quarterly basis depending on the season and timing of initiatives.

General and Administrative

On a quarterly basis, general and administrative expense increased for all quarters during 2019 and fluctuated throughout 2018, primarily due to increases in personnel-related costs and other professional services. General and administrative expenses as a percentage of revenue varied on a quarterly basis with the fourth quarter of 2018 being the highest primarily as a result of costs associated with legal settlements and certain tax reserves.

Provision for (Benefit from) Income Taxes

On a quarterly basis, provision for income taxes has remained relatively consistent as a percentage of revenue, with the exception of the second quarter of 2019 during which a reserve was remeasured for uncertain tax positions relating to the valuation of our international intellectual property that was previously sold to a subsidiary.

Non-GAAP Financial Measures

	Three Months Ended

	Mar 31, 2018	Jun 30, 2018	Sept 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sept 30, 2019	Dec 31, 2019

	(in thousands)

Net income (loss)	$(146,230)	$10,214	$337,896	$(218,740)	$(292,027)	$(297,424)	$266,650	$(351,538)

Adjusted EBITDA	$(95,083)	$49,457	$360,005	$(143,754)	$(247,865)	$(42,592)	$313,583	$(276,386)

Net cash provided by (used in) operating activities	$319,233	$282,253	$96,229	$(102,158)	$314,024	$151,634	$(46,557)	$(196,374)

Free Cash Flow	$287,269	$268,111	$74,915	$(125,362)	$277,086	$121,107	$(78,370)	$(222,548)

Quarterly Trends in Non-GAAP Financial Measures

Our Adjusted EBITDA and Free Cash Flow have fluctuated based on our level of investment in new product and growth initiatives, as well as seasonality. We expect to incur Adjusted EBITDA loss and comparatively

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

lower Free Cash Flow in the near term largely due to global economic pressures primarily driven by COVID-19. For additional information regarding seasonality, see the subsection titled “— Key Factors Affecting Our Performance — Seasonality” above.

Quarterly Reconciliations of Non-GAAP Financial Measures

We use Adjusted EBITDA and Free Cash Flow to measure our performance and to identify trends, to formulate financial projections, and to make strategic decisions. The following table presents the reconciliations from the GAAP measure to the non-GAAP measure:

Adjusted EBITDA Reconciliation

	Three Months Ended

	Mar 31, 2018	Jun 30, 2018	Sept 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sept 30, 2019	Dec 31, 2019

	(in thousands, except percentages)

TTM Revenue				$3,651,985	$3,848,149	$4,158,396	$4,539,030	$4,805,239

Net loss	$(146,230)	$10,214	$337,896	$(218,740)	$(292,027)	$(297,424)	$266,650	$(351,538)

Adjusted to exclude the following:

Provision for (benefit from) for income taxes	14,036	11,693	(7,579)	45,743	13,065	225,470	14,652	9,449

Other (income) expense, net	1,651	(166)	5,724	5,152	(6,531)	(6,284)	(29,315)	28,224

Interest expense	5,083	5,653	4,948	10,459	1,818	2,450	2,533	3,167

Interest income	(10,013)	(16,029)	(19,711)	(21,040)	(22,304)	(24,367)	(21,990)	(17,241)

Depreciation and amortization	21,831	19,933	20,186	20,451	21,026	24,108	31,198	37,830

Stock-based compensation expense	12,428	13,361	13,400	14,704	14,063	18,049	40,198	25,237

Net changes in lodging tax reserves	6,131	4,798	5,141	(483)	23,025	15,406	9,657	(11,514)

Adjusted EBITDA	$(95,083)	$49,457	$360,005	$(143,754)	$(247,865)	$(42,592)	$313,583	$(276,386)

TTM Adjusted EBITDA				$170,625	$17,843	$(74,206)	$(120,628)	$(253,260)

TTM Adjusted EBITDA as a percentage of TTM Revenue				5%	0%	(2)%	(3)%	(5)%

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Free Cash Flow Reconciliation

	Three Months Ended

	Mar 31, 2018	Jun 30, 2018	Sept 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sept 30, 2019	Dec 31, 2019

	(in thousands, except percentages)

TTM Revenue				$3,651,985	$3,848,149	$4,158,396	$4,539,030	$4,805,239

Net cash provided by (used in) operating activities	$319,233	$282,253	$96,229	$(102,158)	$314,024	$151,634	$(46,557)	$(196,374)

Purchases of property and equipment	(31,964)	(14,142)	(21,314)	(23,204)	(36,938)	(30,527)	(31,813)	(26,174)

Free Cash Flow	$287,269	$268,111	$74,915	$(125,362)	$277,086	$121,107	$(78,370)	$(222,548)

TTM Free Cash Flow				$504,933	$494,750	$347,746	$194,461	$97,275

TTM Free Cash Flow as a percentage of TTM Revenue				14%	13%	8%	4%	2%

Other cash flow components:

Net cash provided by (used in) investing activities	$(193,965)	$(255,062)	$(42,835)	$(176,309)	$41,645	$(109,654)	$17,920	$(297,066)

Net cash provided by (used in) financing activities	$1,538,053	$547,050	$(1,755,023)	$(189,564)	$1,479,831	$624,885	$(1,420,518)	$170,381

Liquidity and Capital Resources

As of December 31, 2019, our principal sources of liquidity were cash and cash equivalents of $2.0 billion and marketable securities of $1.1 billion, which included $0.9 billion and $0.2 billion, respectively, held by foreign subsidiaries. Cash and cash equivalents consist of checking and interest-bearing accounts and highly-liquid securities with an original maturity of 90 days or less. Marketable securities consist of corporate debt securities, mutual funds, highly-liquid debt instruments of the U.S. government and its agencies, and certificates of deposit. These amounts do not include cash of $3.1 billion as of December 31, 2019 that we held for bookings in advance of guests completing check-ins that we record separately on our balance sheet in funds receivable and amounts held on behalf of customers with a corresponding liability in funds payable and amounts payable to customers.

Cash, cash equivalents, and marketable securities held outside the United States may be repatriated, subject to certain limitations, and would be available to be used to fund our domestic operations. However, repatriation of such funds may result in additional tax liabilities. We believe that our existing cash, cash equivalents, and marketable securities balances in the United States are sufficient to fund our working capital needs in the United States.

Loan Agreements

In April 2020, we entered into a $1.0 billion First Lien Credit and Guaranty Agreement (the “First Lien Credit Agreement,” and the loans thereunder, the “First Lien Loan”), resulting in proceeds of $961.4 million, net of debt discount and issuance costs. The loan is due and payable in April 2025. The underlying loan can be repaid in whole or in part prior to April 2025 at our option, subject to applicable prepayment premiums and

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

make-whole premiums. Interest on the First Lien Loan is payable monthly or quarterly in arrears at our option depending on the chosen per annum interest rate equal to (i) in the case of LIBOR borrowings, 7.5% plus the London interbank offered rate (customarily defined, with LIBOR replacement provisions consistent with the April 2019 Alternative Reference Rates Commission recommended fallback language for syndicated loans (the “amendment approach”)) (“LIBOR”), subject to a floor of 1%, or (ii) in the case of base rate borrowings, 6.5% plus the greatest of (a) the prime rate, (b) the federal funds effective rate plus 0.5%, and (c) LIBOR for a one-month period plus 1%, subject to a floor of 2%.

In April 2020, we entered into a $1.0 billion Second Lien Credit and Guaranty Agreement (the “Second Lien Credit Agreement,” and the loans thereunder, the “Second Lien Loan”), resulting in proceeds of $967.5 million, net of debt discount and issuance costs. The loan is due and payable in July 2025. The underlying loan can be repaid in whole or in part prior to July 2025 at our option, subject to applicable prepayment premiums and make-whole premiums and to the terms of the Intercreditor Agreement (as defined below). Interest on the Second Lien Loan is payable monthly or quarterly in arrears at our option depending on the chosen per annum interest rate equal to (i) in the case of LIBOR borrowings, 10% plus LIBOR, subject to a floor of 1%, or (ii) in the case of base rate borrowings, 9% plus the greatest of (a) the prime rate, (b) the federal funds effective rate plus 0.5%, and (c) LIBOR for a one-month period plus 1%, subject to a floor of 3%. In addition, at our election, payment-in-kind interest up to 5.5% per annum may be paid by increasing the principal amount of the Second Lien Loan by such amount.

In connection with the Second Lien Loan, we issued warrants to purchase 3,967,397 shares of Class A common stock with an initial exercise price of $56.71 per share, subject to adjustments upon the occurrence of certain specified events, to the Second Lien Loan lenders. The warrants expire on April 17, 2030 and upon exercise can be settled in cash or in net shares at the holder’s option. The fair value of the warrants of $116.6 million at issuance was recorded as a liability on the consolidated balance sheet, and the warrant liability will be subsequently remeasured to fair value at each reporting date as long as the warrants remain outstanding and unexercised with changes in fair value recorded in other income (expense), net in the consolidated statements of operations.

The First Lien Credit Agreement and Second Lien Credit Agreement include customary conditions to borrowing, events of default, and covenants, including those that restrict us and our subsidiaries’ ability to, among other things, incur additional indebtedness, create or incur liens, merge or consolidate with other companies, liquidate or dissolve, pay dividends, or make distributions, subject to certain exceptions.

For additional information about the First Lien Loan and Second Lien Loan, see the section titled “Description of Certain Indebtedness.”

Credit Facility

In April 2020, we terminated our Credit Facility, which provided an initial borrowing commitment by a group of lenders led by Bank of America, N.A. of $1.0 billion. The Credit Facility also provided a $100.0 million sub-limit for the issuance of letters of credit. The Credit Facility had a commitment fee of 0.125% per annum on any undrawn amounts. Outstanding borrowings bore interest at a fluctuating rate per annum equal to the highest of (i) the federal funds effective rate plus one-half of 1.00%, (ii) the rate of interest in effect for such day by Bank of America as its “prime rate,” or (iii) the eurocurrency rate for one month plus 1.00%.

As of December 31, 2018 and 2019, there were no borrowings outstanding on the Credit Facility and outstanding letters of credit totaled $10.9 million and $53.0 million, respectively. The Credit Facility

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

contained customary affirmative and negative covenants, including restrictions on our and certain of our subsidiaries’ ability to incur debt and liens, undergo fundamental changes, and pay dividends or other distributions, as well as certain financial covenants. We were in compliance with all covenants as of December 31, 2019.

We believe that our current available cash, cash equivalents, and marketable securities will be sufficient to meet our operational cash needs for the foreseeable future. Our future capital requirements, however, will depend on many factors, including, but not limited to our growth, headcount, ability to attract and retain hosts and guests on our platform, capital expenditures, acquisitions, introduction of new products and offerings, timing and extent of spending to support our efforts to develop our platform, and expansion of sales and marketing activities. Additionally, we may in the future raise additional capital or incur additional indebtedness to continue to fund our strategic initiatives. In the event that additional financing is required from outside sources, we may seek to raise additional funds at any time through equity, equity-linked arrangements, and/or debt, which may not be available on favorable terms, or at all. If we are unable to raise additional capital when desired and at reasonable rates, our business, results of operations, and financial condition could be materially adversely affected. In 2020, we expect our capital expenditures to range between $25 million to $50 million.

Vesting of Restricted Stock Units

In connection with our RSUs as described in the subsection titled “— Critical Accounting Policies and Estimates — Stock-Based Compensation — Restricted Stock Units,” we are required to withhold taxes on the fair value at applicable minimum statutory rates. Accordingly, to satisfy these tax withholding obligations, we will withhold the number of shares necessary to satisfy the tax obligations based on the fair value of our common stock on the date of the initial public offering. We currently expect that the average of these withholding tax rates will be approximately       %. Based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, we estimate that our tax withholding and remittance obligation would be approximately $         million in the aggregate. The amount of this obligation could be higher or lower, depending on the price of shares of our Class A common stock in this offering, and the actual number of pre-offering RSUs outstanding for which the service-based vesting condition has been satisfied on the initial settlement date.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,

	2017	2018	2019

	(in thousands)

Net cash provided by operating activities	$251,225	$595,557	$222,727

Net cash used in investing activities	(788,944)	(668,171)	(347,155)

Net cash provided by financing activities	672,954	140,516	854,579

Effect of exchange rate changes on cash, cash equivalents and restricted cash	227,172	(158,919)	(25,284)

Net increase (decrease) in cash, cash equivalents and restricted cash	$362,407	$(91,017)	$704,867

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Cash Provided by Operating Activities

Net cash provided by operating activities in 2019 was $222.7 million. Our net loss for 2019 was $674.3 million, adjusted for non-cash charges, primarily consisting of $114.2 million of depreciation and amortization, $97.5 million of stock-based compensation expense, and $77.1 million of bad debt expense. Additional sources of cash flows resulted from changes in working capital, including a $547.7 million increase in accrued expenses and other liabilities resulting from increased spending and headcount growth, as well as a $176.3 million increase in unearned fees resulting from increased bookings on our platform. The primary use of operating cash was a $186.4 million increase in prepaids and other assets associated with the growth in our operations.

Net cash provided by operating activities in 2018 was $595.6 million. Our net loss for 2018 was $16.9 million, adjusted for non-cash charges, primarily consisting of $82.4 million of depreciation and amortization, $53.9 million of stock-based compensation expense, and $49.0 million of bad debt expense. Additional sources of cash flows resulted from changes in working capital, including a $348.1 million increase in accrued expenses and other liabilities resulting from increased spending and headcount growth, as well as a $145.9 million increase in unearned fees resulting from increased bookings on our platform. The primary use of operating cash was a $102.8 million increase in prepaids and other assets associated with the growth in our operations.

Net cash provided by operating activities in 2017 was $251.2 million. Our net loss for 2017 was $70.0 million, adjusted for non-cash charges, primarily consisting of $79.3 million of depreciation and amortization, $38.4 million of stock-based compensation expense, and $30.9 million of bad debt. Additional sources of cash flows resulted from changes in working capital, including a $174.8 million increase in accrued expenses and other liabilities resulting from increased spending and headcount growth, as well as a $135.4 million increase in unearned fees resulting from increased bookings on our platform. The primary use of operating cash was a $138.8 million increase in prepaids and other assets associated with the growth in our operations.

Cash Used in Investing Activities

Net cash used in investing activities in 2019 was $347.2 million, which was primarily used to purchase marketable securities of $1.0 billion and property and equipment of $125.5 million, to fund acquisitions of $192.1 million, and to make equity investments in privately-held companies of $208.2 million. These uses were partially offset by proceeds resulting from sales and maturities of marketable securities of $609.4 million and $551.6 million, respectively.

Net cash used in investing activities in 2018 was $668.2 million, which was primarily used to purchase marketable securities of $1.3 billion and property and equipment of $90.6 million, to fund acquisitions of $31.3 million, and to make equity investments in privately-held companies of $28.9 million. These uses were partially offset by proceeds resulting from sales and maturities of marketable securities of $555.2 million and $201.3 million, respectively.

Net cash used in investing activities in 2017 was $788.9 million, which was primarily used to purchase marketable securities of $1.0 billion, to acquire property and equipment of $100.2 million, and to fund acquisitions of $172.6 million. These uses were partially offset by proceeds from the sales and maturities of marketable securities of $472.9 million and $55.3 million, respectively.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Cash Provided by Financing Activities

Net cash provided by financing activities in 2019 was $854.6 million, reflecting the change in funds payable and amounts payable to customers of $848.7 million and proceeds from the exercise of stock options of $5.9 million.

Net cash provided by financing activities in 2018 was $140.5 million, primarily reflecting the change in funds payable and amounts payable to customers of $117.6 million, proceeds from the exercise of stock options of $16.0 million, and reimbursements for improvements we made at leased office facilities of $6.9 million.

Net cash provided by financing activities in 2017 was $673.0 million, primarily reflecting the change in funds payable and amounts payable to customers of $617.2 million and issuance of redeemable convertible preferred stock of $49.9 million.

Effect of Exchange Rates

The effect of exchange rate changes on cash, cash equivalents, and restricted cash on our consolidated statements of cash flows relates to certain of our assets, principally cash balances held on behalf of hosts and guests, that are denominated in currencies other than the functional currency of certain of our subsidiaries. During 2019 and 2018, we recorded a $25.3 million and a $158.9 million reduction in cash, cash equivalents, and restricted cash, respectively, primarily due to the strengthening of the U.S. dollar. During 2017, we recorded a $227.2 million increase in cash, cash equivalents, and restricted cash primarily due to the weakening of the U.S. dollar.

Off-Balance Sheet Arrangements

As of December 31, 2019, we did not have any off-balance sheet arrangements, as defined in Regulation S-K, that have or are reasonably likely to have a current or future effect on our financial condition, results of operations, or cash flows.

Indemnification Agreements

In the ordinary course of business, we include limited indemnification provisions under certain agreements with parties with whom we have commercial relations. Under these contracts, we generally indemnify, hold harmless and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party in connection with claims by a third party with respect to our domain names, trademarks, logos and other branding elements to the extent that such marks are applicable to its performance under the subject agreement. It is not possible to determine the maximum potential loss under these indemnification provisions due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, no significant costs have been incurred, either individually or collectively, in connection with our indemnification provisions.

In addition, we have entered into indemnification agreements with our directors, executive officers and certain other employees that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, executive officers, or employees.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2019:

	Payments Due by Period(1)

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)

Operating lease commitments(2)	$539,445	$57,220	$139,028	$135,763	$207,434

Noncancelable purchase commitments(3)	1,200,000	175,000	440,000	585,000	—

Other commitments	318,000	14,000	72,000	74,000	158,000

Total contractual obligations	$2,057,445	$246,220	$651,028	$794,763	$365,434
(1)

Excludes income tax matters as we are not able to reasonably estimate the timing of future cash flows related to uncertain tax positions. For further discussion of income taxes, see Note 14 to our consolidated financial statements included elsewhere in this prospectus for additional information.

(2)

Consists of future non-cancelable minimum rental payments under operating lease obligations, excluding short-term leases. See Note 9 to our consolidated financial statements included elsewhere in this prospectus for additional information.

(3)

Noncancelable purchase commitments include amounts related to our commercial agreement with a data hosting services provider, pursuant to which we committed to spend an aggregate of at least $1.2 billion for vendor services through 2024.

In April 2020, we entered into two separate loan agreements due in 2025 totaling an aggregate of $2.0 billion as described in the subsection titled “— Liquidity and Capital Resources — Term Loan Agreements.” Obligations under these loans are not included in the table above.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition, results of operations, and cash flows.

Revenue Recognition

We recognize revenue in accordance with ASC Topic 606, which we adopted as of January 1, 2018 on a full retrospective basis. We generate substantially all of our revenue from facilitating guest stays at accommodations offered by hosts on the Airbnb platform. We consider both hosts and guests to be our customers. Our revenue is comprised of service fees from our customers. Our single performance obligation is identified as the facilitation of a stay, which occurs upon the completion of a check-in event. Revenue is recognized at a point in time when the performance obligation is satisfied upon check-in.

We evaluate the presentation of revenue on a gross versus net basis based on whether or not we are the principal in the transaction (gross) or whether we arrange for other parties to provide the service to guests and are the agent (net) in the transaction. We determined that we do not control the right to use the accommodations provided by us either before or after completion of our service. Accordingly, we

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

concluded that we are acting in an agent capacity and revenue is presented net reflecting the service fees received from our customers to facilitate a stay.

Revenue is presented net of certain payments we make to customers as part of our referral programs and marketing promotions, collectively referred to as our incentive programs, and refund activities. The payments are generally in the form of coupon credits to be applied toward future bookings or as cash refunds. We encourage the use of our platform and attract new customers through our incentive programs. Under the referral program, the referring party (“referrer”) earns a coupon when the new host or guest (“referee”) completes their first stay on our platform. We record the incentive as a liability at the time the incentive is earned by the referrer with the corresponding charge recorded to sales and marketing expense. Any amounts paid in excess of the fair value of the referral service received are recorded as a reduction of revenue. Through marketing promotions, we issue customer coupon credits to encourage the use of our platform. After a customer redeems such incentives, we record a reduction to revenue at the date we record the corresponding revenue transaction. From time to time, we issue refunds to customers in the form of cash or credits to be applied toward a future booking. We reduce the transaction price by the estimated amount of the payments by applying the most likely outcome method based on known facts and circumstances and historical experience. These refunds are recorded as a reduction to revenue.

We evaluate whether the cumulative amount of payments made to customers that are not in exchange for a distinct good or service received from a customer exceeds the cumulative revenue earned since inception of the customer relationship. Any cumulative payments in excess of cumulative revenue are presented as operating expenses in our consolidated statements of operations.

Stock-Based Compensation

We have granted stock-based awards consisting primarily of stock options, restricted common stock, and RSUs to employees, members of our board of directors, and non-employees. We estimate the fair value of stock options granted using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires certain subjective inputs and assumptions, including the fair value of our common stock, the expected term, risk-free interest rates, expected stock price volatility, and expected dividend yield of our common stock. The fair value of stock options is recognized as stock-based compensation expense on a straight-line basis over the requisite service period. We account for forfeitures as they occur.

These assumptions used in the Black-Scholes option-pricing model, other than the fair value of our common stock (see the subsection titled “— Common Stock Valuations” below), are estimated as follows:

•	Expected term. We estimate the expected term based on the simplified method.

•	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

•

Expected volatility. We estimate the volatility of our common stock on the date of grant based on the average historical stock price volatility of comparable publicly-traded companies as there has been no public market for our shares to date.

•	Expected dividend yield. Expected dividend yield is zero, as we have not paid and do not anticipate paying dividends on our common stock.

We continue to use judgment in evaluating the expected volatility and expected term utilized in our stock-based compensation expense calculation on a prospective basis. As we continue to accumulate additional

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

data related to our common stock, we may refine our estimates of expected volatility and expected term, which could materially impact our future stock-based compensation expense.

Restricted Stock Units

The fair value of RSUs is estimated based on the fair value of our common stock on the date of grant. Substantially all of our RSUs vest upon the satisfaction of both a service-based vesting condition and a liquidity-based vesting condition. The service-based vesting condition for the majority of these awards is satisfied over four years. The liquidity-based vesting condition is satisfied upon the occurrence of a qualifying liquidity event.

As of December 31, 2017 and 2018, no stock-based compensation expense had been recognized for RSUs because the liquidity-based vesting condition had not been probable of being satisfied. In the period in which our liquidity-based vesting condition becomes probable, we will begin recording stock-based compensation expense for these RSUs with a liquidity-based vesting condition using the accelerated attribution method, net of forfeitures, based on the grant-date fair value of the RSUs. As of December 31, 2019, 35.1 million RSUs with both service-based and liquidity-based vesting conditions were outstanding, of which 20.6 million had met their service-based vesting condition. If the liquidity-based vesting condition had become probable as of December 31, 2019, we would have recognized $2.2 billion of cumulative stock-based compensation expense related to RSUs then outstanding with both vesting conditions, for which the service-based vesting condition has been satisfied or partially satisfied. The remaining unrecognized stock-based compensation expense relating to these RSUs was $0.9 billion as of December 31, 2019, representing the remaining expense expected to be recognized had the liquidity-based and service-based vesting conditions been met on December 31, 2019. In the period in which the liquidity-based vesting condition becomes probable, we will recognize $             of stock-based compensation expense relating to these RSUs.

After the closing of this offering, we expect that approximately              ,             , and              RSUs will vest on             ,             , and             , respectively.

In November 2019, we also began granting RSUs with a service-based vesting condition only. As a result, we recorded stock-based compensation expense related to these awards on a straight-line basis, which totaled $12.0 million in 2019. As of December 31, 2019, 3.0 million of these RSUs were outstanding.

Common Stock Valuations

Prior to this offering, given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our common stock underlying the stock options and RSUs, including:

•	independent third-party valuations of our common stock;

•	the prices at which others have purchased our redeemable convertible preferred stock in arm’s-length transactions;

•	the rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	our financial condition, results of operations, and capital resources;

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale of the company, given prevailing market conditions;

•	the lack of marketability of our common stock;

•	our estimates of future financial performance;

•	valuations of comparable companies;

•	the hiring or loss of key personnel;

•	the status of our development, product introduction, and sales efforts;

•	industry information, such as market growth and volume and macro-economic events; and

•	additional objective and subjective factors relating to our business.

To determine the fair value of our common stock, we first determined our enterprise value and then allocated that enterprise value to our common stock and common stock equivalents. Our enterprise value was estimated using two generally accepted approaches: the income approach and the market approach. The income approach estimates enterprise value based on the estimated present value of future cash flows the business is expected to generate over its remaining life. The estimated present value is calculated using a discount rate reflective of the risks associated with an investment in a similar company in a similar industry or having a similar history of revenue growth. The market approach measures the value of a business through an analysis of recent sales or offerings of comparable investments or assets, and in our case, focused on comparing us to a group of our peer companies. In applying this method, valuation multiples are derived from historical operating data of the peer company group. We then apply multiples to our operating data to arrive at a range of indicated values of the company.

For each valuation, we prepared a financial forecast to be used in the computation of the value of invested capital for both the income approach and market approach. The financial forecast considered our past results and expected future financial performance. The risk associated with achieving this forecast was assessed in selecting the appropriate discount rate. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact our business.

As an additional indicator of fair value, we provided weighting to arm’s-length transactions involving issuances of our securities near the respective valuation dates in connection with acquisitions.

Following the listing of our Class A common stock on                 , it will not be necessary to determine the fair value of our common stock, as our shares will be traded in the public market.

Lodging Tax Obligations

Some states, cities, and localities in the United States and elsewhere in the world impose transient occupancy or lodging accommodations taxes (“lodging taxes”) on the use or occupancy of lodging accommodations or other traveler services. We collect and remit lodging taxes in more than 28,500 jurisdictions on behalf of our hosts, and lodging taxes are primarily collected in the United States. Such lodging taxes are generally remitted to tax jurisdictions within a 30 to 90-day period following the end of each month.

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In jurisdictions where we do not collect and remit lodging taxes, the responsibility for collecting and remitting these taxes, if applicable, generally rests with hosts. We estimate liabilities for a certain number of jurisdictions with respect to state, city, and local taxes related to lodging where we believe it is probable that Airbnb could be held jointly liable with hosts for collecting and remitting such taxes and the related amounts can be reasonably estimated. Our accrued obligations related to lodging taxes, including estimated penalties and taxes, totaled $95.7 million and $138.4 million as of December 31, 2018 and 2019, respectively, and changes to this reserve are recorded in general and administrative expense in our consolidated statements of operations.

We are currently involved in a number of lawsuits brought by certain states and localities involving the payment of lodging taxes. These jurisdictions are asserting that we are liable or jointly liable with hosts to collect and remit lodging taxes. These lawsuits are in various stages and we continue to vigorously defend these claims. We believe that the statutes at issue impose a lodging tax obligation on the person exercising the taxable privilege of providing accommodations, our hosts. The ultimate resolution of these lawsuits cannot be determined at this time.

Evaluating potential outcomes for lodging taxes is inherently uncertain and requires us to utilize various judgments, assumptions and estimates in determining our reserves. A variety of factors could affect our potential obligation for collecting and remitting such taxes which include, but are not limited to, whether we determine, or any tax authority asserts, that we have a responsibility to collect lodging and related taxes on either historic or future transactions; the introduction of new ordinances and taxes which subject our operations to such taxes; or the ultimate resolution of any historic claims that may be settled through negotiation. Accordingly, the ultimate resolution of lodging taxes may be greater or less than reserve amounts we have established.

Income Taxes

We are subject to income taxes in the United States and foreign jurisdictions. We account for income taxes using the asset and liability method. We account for uncertainty in tax positions by recognizing a tax benefit from uncertain tax positions when it is more likely than not that the position will be sustained upon examination. Evaluating our uncertain tax positions, determining our provision for income taxes, and evaluating the impact of the Tax Cuts and Jobs Act, are inherently uncertain and require making judgments, assumptions, and estimates.

While we believe that we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes and the effective tax rate in the period in which such determination is made.

The provision for income taxes includes the impact of reserve provisions and changes to reserves as well as the related net interest and penalties. In addition, we are subject to the continuous examination of our income tax returns by the United States Internal Revenue Service and other tax authorities that may assert assessments against us. We regularly assess the likelihood of adverse outcomes resulting from these examinations and assessments to determine the adequacy of our provision for income taxes.

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Goodwill and Impairment of Long-Lived Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. We have one reporting unit. We test goodwill for impairment at least annually, in the fourth quarter, or whenever events or changes in circumstances indicate that goodwill might be impaired.

Long-lived assets that are held and used by us are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Determination of recoverability of long-lived assets is based on an estimate of the undiscounted cash flows resulting from the use of the asset group and its eventual disposition. If the carrying value of the long-lived asset group is not recoverable on an undiscounted cash flow basis, we recognize impairment to the extent that the carrying value exceeds its fair value. We determine fair value through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals.

Significant judgment and estimates are required in assessing impairment of goodwill and long-lived assets, including identifying whether events or changes in circumstances require an impairment assessment, estimating future cash flows, and determining appropriate discount rates. Our estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.

Quantitative and Qualitative Disclosures about Market Risk

Our substantial operations around the world expose us to various market risks. These risks primarily include foreign currency risk and investment risk.

Foreign Currency Exchange Risk

We offer the ability to transact business in over 40 currencies worldwide, of which the most significant foreign currencies to our operations in 2019 were the Euro, British Pound, Australian Dollar, Canadian Dollar, Japanese Yen, Chinese Yuan, and Brazilian Real. Our international revenue, as well as costs and expenses denominated in foreign currencies, expose us to the risk of fluctuations in foreign currency exchange rates against the U.S. dollar. Accordingly, we are subject to foreign currency risk, which may adversely impact our financial results.

We have foreign currency exchange risks related primarily to:

•	revenue and cost of revenue associated with bookings on our platform denominated in currencies other than the U.S. dollar;

•	balances held as funds receivable and amounts held on behalf of customers and funds payable and amounts payable to customers;

•	unbilled amounts for confirmed bookings under the terms of our Pay Less Upfront program; and

•	intercompany balances primarily related to our payment entities that process customer payments.

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For revenue and cost of revenue associated with bookings on our platform outside of the United States, we generally receive net foreign currency amounts and therefore benefit from a weakening of the U.S. dollar and are adversely affected by a strengthening of the U.S. dollar. Movements in foreign exchange rates are recorded in other income (expense), net in our consolidated statements of operations. Furthermore, our platform generally enables guests to make payments in the currency of their choice to the extent that the currency is supported by Airbnb, which may not match the currency in which the host elects to be paid. As a result, in those cases, we bear the currency risk of both the guest payment as well as the host payment due to timing differences in such payments.

In 2019, we began entering into foreign currency derivative contracts to protect against foreign exchange risks. Presently, these hedges are designed to manage foreign exchange risk associated with balances held as funds payable and amounts payable to customers. These contracts reduce, but do not entirely eliminate, the impact of currency exchange rate movements on our assets and liabilities.

We may choose not to hedge the risk associated with our foreign currency exposures, primarily if such exposure acts as a natural hedge for offsetting amounts denominated in the same currency or if the currency is too difficult or too expensive to hedge.

We have experienced and will continue to experience fluctuations in foreign exchange gains and losses related to changes in exchange rates. If our foreign-currency denominated assets, liabilities, revenues, or expenses increase, our results of operations may be more significantly impacted by fluctuations in the exchange rates of the currencies in which we do business.

If an adverse 10% foreign currency exchange rate change was applied to total net monetary assets and liabilities denominated in currencies other than the local currencies as of December 31, 2019, it would not have had a material impact on our consolidated financial statements.

Investment and Interest Rate Risk

We had cash and cash equivalents of $2.0 billion and marketable securities of $1.1 billion as of December 31, 2019, which consisted of corporate debt securities, mutual funds, highly-liquid debt instruments of the U.S. government and its agencies, and certificates of deposit. As of December 31, 2019, we had an additional $3.1 billion that we held for bookings in advance of guests completing check-ins, which we record separately on our consolidated balance sheets as funds receivable and amounts held on behalf of customers. The primary objective of our investment activities is to preserve capital and meet liquidity requirements without significantly increasing risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Because our cash equivalents and marketable securities generally have short maturities, the fair value of our portfolio is relatively insensitive to interest rate fluctuations. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 100 basis points increase or decrease in interest rates would not have had a material impact on our consolidated financial statements as of December 31, 2019.

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Business

We are eager to tell you the story of Airbnb. Before we start, we want to acknowledge the serious impact of the COVID-19 pandemic on people’s health, safety, and economic well-being. Given this backdrop, we feel incredibly fortunate to be able to tell our story. In it, we will explain how we are addressing today’s challenges, as well as how we are focusing on the opportunities ahead. Our goal is to build an enduring business, and we want to tell you about it, starting at the beginning.

The Beginning

Airbnb started with two designers trying to solve a problem: how to pay their rent.

The year was 2007. Brian and Joe — two of our founders and friends from design school — were looking for a way to cover the cost of their San Francisco apartment. That week, they saw an opportunity. An international design conference was coming to town, and every hotel was sold out. They quickly created a website, AirBedandBreakfast.com, with the hope of renting airbeds in their apartment to attendees of the conference. Three designers, Michael, Kat, and Amol, took them up on their offer and became the first guests of Brian and Joe, our first hosts.

When Brian and Joe told people what they were doing, they thought the idea sounded crazy. “Strangers will never stay in each other’s homes,” they said. But something unexpected happened that first weekend. Brian and Joe treated their guests like old friends from out of town, connecting them to a unique slice of San Francisco that they could never have experienced on their own. Michael, Kat, and Amol came as outsiders, but left feeling like locals. The experience left Brian and Joe feeling something special too — the excitement of sharing the city they loved and seeing their guests form a deep connection to it.

Brian and Joe started thinking: maybe there were more people like Michael, Kat, and Amol who would like to travel this way and more people who would like to host this way. These are the ideas that Airbnb was founded on.

In 2008, Nate, a software engineer, joined Brian and Joe, and together the three founders took on a bigger design problem: how do you make strangers feel comfortable enough to stay in each other’s homes? The key was trust. The solution they designed combined host and guest profiles, integrated messaging, two-way reviews, and secure payments built on a technology platform that unlocked trust, and eventually led to hosting at a global scale that was unimaginable at the time.

12 Years Later

Today, the idea does not seem so crazy after all. Our more than 4 million hosts now offer everything from a private room in their home to luxury villas, from one night to several months at a time. Hosting has expanded from homes to now include experiences that can be taken in cities all over the world, or even online. In more than 220 countries and regions around the world, our hosts have welcomed over 770 million guest arrivals and have cumulatively earned over $100 billion. “Airbnb” has become synonymous with one-of-a-kind travel on a global scale.

Looking back over the past twelve years, we have done something we hope is even more meaningful: we have helped millions of people satisfy a fundamental human need for connection. And it is through this connection that people can experience a greater sense of belonging. This is at the root of what brought people to Airbnb and is what continues to bring people back.

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A New Category

Travel is one of the world’s largest industries, and its approach has become commoditized. The travel industry has scaled by offering standardized accommodations in crowded hotel districts and frequently-visited landmarks and attractions. This one-size-fits-all approach has limited how much of the world a person can access, and as a result, guests are often left feeling like outsiders in the places they visit.

Airbnb has enabled home sharing at a global scale and created a new category of travel. Instead of traveling like tourists and feeling like outsiders, guests on Airbnb can stay in neighborhoods where people live, have authentic experiences, live like locals, and spend time with locals in approximately 100,000 cities around the world. In our early days, we described this new type of travel with the tagline “Travel like a human.” Today, people simply refer to it with a single word: “Airbnb.”

Hosting is at the Center

Hosting is the foundation of the Airbnb experience. Airbnb enables hosts to provide guests access to a vast world of unique homes and experiences that were previously inaccessible, or even undiscovered. The role of the host is about more than opening their door. A great host enables guests to find a deeper connection to the places they visit and the people who live there.

Our community of hosts started by sharing their spare bedrooms on Airbnb in a few large cities. Soon, hosts listed entire homes, cabins, treehouses, boats, castles, and luxury villas — practically any space that you could think of — in big cities, small towns, and rural communities in nearly every corner of the world.

Once there were millions of homes on Airbnb, we recognized that hosts could share not only their homes but also their interests and talents. From exploring graffiti art in New York to finding hidden jazz clubs in London, Airbnb Experiences offer authentic activities in over 1,000 cities around the world.

We believe that we have just scratched the surface of the opportunities that hosting provides. There are many more ways people will want to connect with each other and the world around them, and so we will continue to design and enable new ways to host. No matter what form it takes, hosting will be at the center of Airbnb.

Guests are Members of Our Community

Our hosts have welcomed hundreds of millions of guest arrivals through Airbnb. Our guests are not transactions — they are engaged, contributing members of our community.

Once they become a part of Airbnb, guests actively participate in our community, return regularly to our platform to book again, and recommend Airbnb to others who then join themselves. This demand encourages new hosts to join, which in turn attracts even more guests. It is a virtuous cycle — guests attract hosts, and hosts attract guests.

A Resilient Model

In early 2020, as COVID-19 disrupted travel across the world, Airbnb’s business declined significantly. But within two months, our business model started to rebound, demonstrating its resilience. People wanted to get out of their homes and yearned to travel, but they did not want to go far or to be in crowded hotel lobbies. Domestic travel quickly rebounded on Airbnb around the world as millions of guests took trips closer to home. Stays of longer than a few days started increasing as work-from-home became work-from-any-home on Airbnb.

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And just as when Airbnb started during the Great Recession of 2008, we believe that people will continue to turn to hosting to earn extra income. In light of the evolving nature of COVID-19 and the uncertainty it has produced around the world, we do not believe it is possible to predict COVID-19’s cumulative and ultimate impact on our future business, results of operations, and financial condition. COVID-19 has materially adversely affected our recent operating and financial results and may continue to materially adversely impact our long-term operating and financial results. However, we believe that as the world recovers from this pandemic, Airbnb will be a vital source of economic empowerment for millions of people.

Serving Our Stakeholders

Airbnb has five stakeholders and is designed with all of them in mind. Along with employees and shareholders, we serve hosts, guests, and the communities in which they live. We intend to make long-term decisions considering all of our stakeholders because their collective success is key for our business to thrive. Below, we will share more about our hosts, our guests, our communities, and how we serve them.

Our Hosts

Who are our hosts?

Airbnb’s hosts are the foundation of our community and business. It is their individuality that makes Airbnb unique. From schoolteachers to artists, our hosts span more than 220 countries and regions and approximately 100,000 cities, and 55% of our hosts are women. As of June 30, 2020, we had 4.1 million hosts around the world.

Our hosts had 7.5 million available listings of homes and experiences as of June 30, 2020, of which 5.7 million were active listings. We consider a listing of a home or an experience to be an active listing if it is viewable on Airbnb and has been previously booked at least once on Airbnb. In 2019, 84% of our revenue resulted from stays with existing hosts who had completed at least one guest check-in on or before December 31, 2018. The majority of our hosts come to us organically. In 2019, we added more hosts than any year in our history with 23% of our new hosts first starting out as guests on Airbnb.

Our hosts generally fall into two categories: individual and professional. Individual hosts are those who activate their listings directly on Airbnb through our website or mobile apps. Professional hosts are those who run property management or hospitality businesses and generally use application programming interfaces to list their properties on our platform.

Individual hosts are the core of our host community. They come from all walks of life and list their spaces, including private rooms, primary homes, or vacation homes on Airbnb. Most could not have hosted easily without the tools we provide. As of December 31, 2019, 90% of our hosts were individual hosts, and 79% of those hosts had just a single listing. And as of December 31, 2019, 72% of our nights booked were with individual hosts. Professional hosts are property management companies, serviced apartment providers, and boutique hotels that leverage our platform and tools to run their hospitality businesses. These hosts expand the types of listings available to our guests.

Why do they host?

Our hosts have multiple motivations for hosting on Airbnb:

•

Hosts can earn extra income. In a 2019 survey of hosts that we conducted, half of our hosts told us that the supplemental income they generated helped them afford to stay in their homes. For the twelve months ended September 30, 2020, the average annual earnings per host with at least one

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check-in on Airbnb was $ . Hosts keep the vast majority of what they charge guests, and hosts have collectively earned more than $100 billion since our founding in 2008.

•

Hosts can connect guests to their communities. In the same survey, of the hosts who made recommendations, 87% said that they recommend local restaurants and cafes to their guests, and 82% said they recommend businesses that are locally owned. In that same survey, 32% of hosts cited meeting and connecting with people as one of the reasons that they choose to host on Airbnb. Hosts also connect with each other to share best practices for hosting, and as of December 31, 2019, hosts had organized 349 host clubs around the world to do so.

•

Hosts can share their skills and passions. Airbnb Experiences allow our hosts to not only share their homes with guests, but also their skills and passions by offering authentic activities in over 1,000 cities around the world.

What do we provide our hosts?

Airbnb is more than just a distribution platform — we are an enablement platform for our more than 4 million hosts. We have designed our platform to give hosts what they need to be successful.

•

Global demand. Because of strong demand from guests around the world, for active listings in 2019 that were new to our platform, 50% received a booking within 4 days of becoming available, and 75% received a booking within 16 days of becoming available.

•

Activation and merchandising. Our product makes it easy for a new host to create, activate, and merchandise their new listing. Through a step-by-step product flow, we help hosts describe their listing, including providing bedroom and bathroom counts, selecting available amenities, and uploading photos in order to collect information that allows us to merchandise their listing and attract guests. We also provide recommendations and tools for hosts to attract incremental demand, for example by suggesting that they offer discounts on longer stays and promoting these discounts to guests.

•

Pricing. While hosts set their own prices, we provide hosts with Smart Pricing tools that suggest prices for their listings based on changes in demand for similar listings. Our Smart Pricing recommendations are based on the type and location of a listing, the season, expected demand, and other factors. In addition, we provide data insights that include how host occupancy rates compare to other listings on our platform.

•

Scheduling. Hosts can easily manage their calendars and accept, track, and manage their upcoming reservations on our website and mobile apps. Availability preferences allow hosts to have full control of their calendars, including determining the advance notice window required for a booking and preparation time between bookings. Hosts can select our Instant Book feature to improve their search results and to increase demand, while setting requirements, including an uploaded government ID and prior reviews from other hosts, for guests to use this feature.

•

Payments. We facilitate all payments on our platform: collecting payments from guests and processing payments to hosts. In 2019, we processed transactions in over 40 currencies across more than 220 countries and regions, allowing our guests to pay and our hosts to be paid in their local currency or payment method of choice. Our payments capabilities are unique in their global reach and critical to enabling individual hosts to participate on our platform. We also provide tools to hosts to manage and track their earnings, including amounts paid and expected to be paid. In certain jurisdictions and where permitted by local governments, we also collect and remit lodging taxes.

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•

Community support. We have a global community support team that offers 24/7 assistance in English and Mandarin, real time voice support in 11 languages during business hours, live chat in 8 languages, and text support in over 20 languages to help with issues that arise before, during, or after a stay or experience.

•

Host protections. Our Host Guarantee Program provides property damage protection of up to $1 million for every listing. Our Host Protection Insurance and Experience Protection Insurance provide liability coverage to hosts of up to $1 million per occurrence in the event of third-party claims of personal injury or property damage. Our Host Protection Insurance covers landlords and homeowner associations when guests stay at their locations. Our Trust and Safety initiatives also include risk scoring, watchlist and background checks, fraud and scam prevention, secure messaging, secure payments, and minimum age requirements.

•

Reviews and feedback. Guests review hosts following their stays and experiences and provide hosts with feedback to enhance future stays and experiences, including specific data points like cleanliness, ease of check-in, and host engagement. Our hosts also have the opportunity to review their guests following the end of a stay or experience. Our platform builds trust by enabling hosts and guests to learn from each other through these reviews.

•

Superhost program. Our Superhost program recognizes our most active and high-quality hosts. Superhosts typically enjoy higher occupancy rates because guests value the hospitality, quality, and reliability they offer. To become a Superhost, a host must have hosted at least 10 stays in the past twelve months or had 3 reservations that total at least 100 nights, responded to 90% of new messages within 24 hours, and maintained a cancellation rate of less than 1% and an overall guest rating of at least 4.8 out of 5-stars. As of June 30, 2020, approximately 830,000, or 20%, of our 4.1 million hosts had achieved Superhost status.

We continue to invest in our host community — through the development of new tools, training and education, reward and recognition programs, and community forums to build host-to-host connections and support.

How did COVID-19 impact our hosts?

Many of our hosts have been severely impacted by COVID-19, with increased cancellations and a drop in bookings. Despite the impact of COVID-19 on host earnings and our business, as of June 30, 2020, our host and active listing counts are relatively unchanged since the end of 2019. We believe the stability in our active listings highlights the resilience of our business model, which does not require investment in fixed assets and real estate. In addition, according to a survey we conducted in May and June 2020, 9 out of 10 hosts surveyed said that they intend to continue hosting at least as often as before the COVID-19 pandemic when and where it is safe to do so.

Our Guests

Who are our guests?

From young people to retirees, our guests come from a range of cultures and places. They seek everything from budget stays to luxury accommodations in large cities to remote villages. What they often have in common is a curiosity about the world and open-mindedness to other people and cultures. While Airbnb is popular across people of all ages, we are particularly strong with younger travelers: as of June 30, 2020, the majority of our guests who have ever made a booking on Airbnb were between the ages of 18 and 34. Our high level of guest satisfaction is evidenced by                 % of guest reviews during the twelve months ended September 30, 2020 having a 5-star overall rating.

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In 2019, 54 million active bookers worldwide booked 327 million nights and experiences on our platform, and since our founding, there have been over 770 million guest arrivals on Airbnb. Guest arrivals represent an individual and all co-travelers included on a reservation for a stay or experience for completed check-ins during a given period. Because an individual guest may take more than one trip in a measurement period for guest arrivals, such guest will be counted separately for each check-in when calculating total guest arrivals for a period. In comparison, a check-in represents a check-in event for a single reservation for a stay or experience, regardless of the number of travelers or experience participants.

Most of our guests discover Airbnb organically, with                 % of all traffic to Airbnb coming through direct or unpaid channels during the twelve months ended September 30, 2020. Guests are highly engaged and contribute value for hosts and other guests: over 68% of guests left reviews of their stays in 2019, and collectively, hosts and guests have written more than                 million cumulative reviews as of September 30, 2020. Many of these guests return to our platform; during 2019, 69% of our revenue was generated by stays from repeat guests.

Why do guests choose Airbnb?

•

Guests can be hosted. Whether guests stay with a host or have a home all to themselves, they can experience the cities they visit the same way locals do, benefiting from the hospitality and local knowledge that our hosts offer. For guests, this creates a connection to the places they visit and the people they meet. This can ultimately foster a sense of belonging.

•

Guests can visit real neighborhoods. From visiting local neighborhood coffeehouses, shops, grocers, restaurants, bakeries, parks, hikes, and bike paths, guests can feel like part of a local community and discover a world right outside their door. Having many locations to choose from allows guests to be closer to where they need to be, whether it is visiting family, being close to a hospital, or near a specific site of interest. In a survey of more than 19,000 guests in the United States that we conducted in 2019, 74% of guests said that their desire to explore a specific neighborhood was part of their decision to use Airbnb.

•

Guests can stay in unique spaces. We believe we offer more unique homes than any other platform and that the majority of our listings, from igloos to treehouses and castles to boats, are only available on Airbnb.

•

Guests can feel at home. Spaces on Airbnb have all the amenities of a place you can call home. Hosts can offer guests homes of all sizes with spacious backyards, washing machines, comfortable living rooms, fully-stocked kitchens, and even pools and book collections.

•

Guests can find superior value. Based on our survey data, a majority of guests tell us they choose Airbnb to save money while traveling. Airbnb listings are often less expensive relative to average hotel prices in the same city. In addition, listings on Airbnb often provide greater value through more space and amenities, such as kitchens, than options like chain hotels that typically provide only single rooms.

•

Guests can take any type of trip. From nearby stays to international vacations, family gatherings to corporate meetings, and weekend getaways to multi-month stays, Airbnb offers a wide range of accommodations for all types of trips. In 2019, 39% of nights were from stays of at least 7 nights, and 14% of nights were from stays of at least 28 nights. In 2019, the average number of guests on an Airbnb stay was 3 people, and 77% of nights were booked for entire homes.

•	Guests can stay anywhere. Our hosts offer listings for guests in approximately 100,000 cities, many of which are not served by hotels. As of June 30, 2020, over 1,000 cities had more than 1,000 Airbnb

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listings. And according to a report that we commissioned in 2018, even in popular destinations, at least two-thirds of our guest arrivals take place outside of traditional tourist districts.

•

Guests can have authentic experiences. From making handmade pasta in Rome to studying music history in Havana, Airbnb Experiences offer tens of thousands of experiences in communities around the world. Each Airbnb Experience is authentic, unique, and personal, as only a select number of people can participate at a time — Airbnb Experiences typically host a maximum of 6 to 10 people. Our hosts connect with our guests, sharing their passions, cultures, and skills. These activities also appeal to guests seeking experiences in their own cities (i.e., while not traveling).

•

Guests can rely on a trusted platform. The Airbnb platform allows guests to find the listings that meet their needs and preferences and book with ease. Guests can leverage our secure global payments platform to pay any host, in all countries in which we operate and in all major currencies. In addition, guests benefit from our community support team that is available to help with issues arising before, during, or after a stay or experience and our trust innovations that are designed to protect both hosts and guests on our platform. Guests can rely on reviews to give them confidence about what they are booking as well as our guest guarantee that Airbnb will rebook or refund a guest if a listing does not meet our accuracy standards.

How did COVID-19 impact our guests?

Many of our guests have been unable to travel during the COVID-19 pandemic. Despite this, demand from guests has grown for nearby stays, working remotely, and long-term stays, and we believe the way people travel will fundamentally change. In a survey that we conducted in March 2020, three out of four guests said they would be more comfortable staying with their families in an Airbnb listing than in a hotel with other people.

Guests continue to come to Airbnb to search for travel. In June 2020, direct and unpaid traffic increased on an absolute basis relative to June 2019 and accounted for 98% of our total traffic in the second quarter of 2020 due to our reduced marketing spend.

Our Communities

In 2007, we began with a single listing on Rausch Street in San Francisco’s SOMA district. Today, Airbnb operates in approximately 100,000 cities, ranging from large cities to small towns and rural communities, in more than 220 countries and regions around the world. Our business is intertwined with these communities, and we are focused on seeing them thrive.

Airbnb has a presence in nearly every corner of the world, and many of the approximately 100,000 cities where our hosts have listings do not have traditional hotels or well-known tourist attractions. In 2011, there were 12 cities with more than 1,000 Airbnb listings each; as of June 30, 2020, over 1,000 cities had more than 1,000 Airbnb listings each.

Similarly, in 2011, only one city welcomed over 100,000 guest arrivals on Airbnb. In 2019, more than 350 cities each welcomed over 100,000 guest arrivals, including Bandung, Indonesia; Barcelona, Spain; Cuernavaca, Mexico; Sofia, Bulgaria; Ubatuba, Brazil; Albuquerque, New Mexico; and Johannesburg, South Africa.

How do we serve the communities in which we operate?

•	We create economic stimulus. Between host income and guest discretionary spending, we believe the majority of the economic activity on Airbnb remains in the neighborhoods where guests stay.

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Hosts generally keep up to 97% of what they charge, and according to a 2019 survey of our host and guest community with more than 84,000 guest responses, 43% of guest spending occurred in the neighborhoods where they stayed. Based on a 2019 survey that we conducted in 30 countries and regions, our direct economic impact in these countries from host earnings and guest spending was in aggregate nearly $117 billion in 2018 alone.

•

We are committed to being good partners. We are guided by core principles, formalized by the Airbnb Community Compact, to treat each city personally, promote responsible hosting, and help ensure that our community pays its fair share of taxes. We have invested in creating tools to help cities to more effectively enforce their regulations, and we have worked with thousands of local regulators, policymakers, and other local leaders to engage with the communities in which we operate. This engagement typically involves meetings between hosts and their elected representatives. Finally, we have created an Office of Healthy Tourism within Airbnb that is dedicated to supporting tourism that is more local, diverse, and sustainable than mass tourism.

•

We offer support in times of need. In 2012, a host was inspired to offer her space for free to people needing shelter after Hurricane Sandy. Moved by her compassion, we created a broader program through which hosts offer their spaces to people in need. Since then, hosts in 90 countries have housed 70,000 people recovering from natural disasters, international refugees, or more recently, frontline responders during COVID-19. Nonprofit partners like the International Rescue Committee, United Nations High Commissioner for Refugees, International Federation of Red Cross and Red Crescent, and the Hebrew Immigrant Aid Society advise the program and support people in need of accommodation. To expand our support, we are launching Airbnb.org, an independent and publicly-supported 501(c)(3) nonprofit organization to support emergency response. In addition to annual funding by Airbnb, hosts are able to optionally donate a portion of their earnings to Airbnb.org, and community members will be able to make donations through our platform, with 100% of proceeds going to housing those in need.

Our Strengths

We have six core strengths that helped Airbnb create a new category and give us a competitive advantage:

•

Unique host community. The more than 4 million hosts in our community are as unique as the homes and experiences they share. Hosts come to our platform organically, offering stays and experiences in nearly every community around the world. We believe they offer more unique homes than any other platform and that the majority of our listings are only available on Airbnb. These 5.7 million active listings offer spaces for every occasion and stay length and include approximately 88,000 cabins, 37,000 farms, 22,000 tiny homes, 5,600 boats, 3,400 castles, 2,700 yurts, 2,500 treehouses, 1,600 private islands, 250 lighthouses, and 120 igloos.

•

Engaged guest community. Our hosts have welcomed hundreds of millions of guest arrivals through Airbnb, and guests have become engaged members of our community. They often come directly to our platform, actively participate in our community, and return regularly to book again. Strong word of mouth helps drive organic traffic directly to our website and mobile apps. Our guests contribute back to our community, with 68% of them leaving reviews for their stays in 2019. 69% of our revenue in 2019 was generated by stays from repeat guests, compared to 66% in 2018.

•

Globally recognized brand. Our brand is recognized globally, and it is one of our most valuable assets. “Airbnb” is used as a noun and a verb in countries all over the world, and our brand is already deeply embedded in pop culture. According to Google Trends, from January 2016 through June 2020,

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“Airbnb” was searched worldwide more often than any other major travel brand. The power of our brand attracts people directly to our website and mobile apps. During the twelve months ended September 30, 2020,                % of all traffic to Airbnb came organically through direct or unpaid channels.

•

Global network. Hosts and guests attract each other to Airbnb, creating a global network across more than 220 countries and regions. Our global network has allowed us to expand without the need to deploy local operations in each city where we operate. Our early strength in cross-border travel allowed us to enter new markets, where we were then able to grow domestic travel. As our network grew, new hosts joined, which in turn attracted even more guests. While COVID-19 has diminished cross-border travel, we believe that our global network will remain a key advantage as guests seek to travel closer to home and ultimately return to international travel.

•

Custom-built platform. Our technology platform was built for the unique needs of our hosts and guests. For hosts, we offer global demand, activation and merchandising, pricing recommendations, scheduling, integrated payments, community support, host protections, reviews and feedback, and a Superhost program. Our payments capabilities are unique in their global reach and critical to enabling individual hosts to participate on our platform. For guests, Airbnb’s website and mobile apps provide an engaging way to explore a vast world of unique homes and experiences and an easy way to book them. We enable customizable wishlists, in-app messaging, and an easy way to leave reviews. Our robust platform supports sophisticated anti-fraud measures, multilingual real-time community safety and support, and city-specific regulatory requirements. Our platform allows us to more quickly adapt to the needs of our hosts and guests around the world and delivers deep business intelligence insights to help us manage our marketplace.

•

Design-driven approach. Since the beginning, design has been at the core of everything we do. It has enabled us to create a new category, design for trust between hosts and guests, and create simple interfaces to make our products delightful and easy to use. Our expertise in design has always driven us to innovate and create something differentiated — product features, expanded possibilities for hosts and guests, and more ways for people to connect.

Our Long-Term Growth Strategy

Our strategy is to continue to invest in our key strengths:

•

Unlock more hosting. In order to have enough selection for guests booking on our platform, we will continue to invest in growing the size and quality of our host community. We plan to attract more hosts globally and expand new use cases such as long-term stays. We will support emerging travel trends, such as local travel and remote working, and design new ways to host. Finally, we will continue to increase the support we provide our hosts to deliver high-quality stays and experiences for guests. We plan to design new tools and services and to offer comprehensive host training and education, partnering with hosts to teach the art and science of great hosting. We believe that we have just scratched the surface of the opportunities that hosting can provide.

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Grow and engage our guest community. We intend to attract new guests to Airbnb and convert more of them into brand advocates. We will continue to focus on engaging our existing guests to return to book and to use Airbnb with more frequency. With new behaviors evolving during the COVID-19 pandemic, we imagine the way that people approach work, living, and travel will fundamentally change. We believe there will be opportunities to create products based on these new behaviors and attract more guests to our platform. Finally, we plan to develop new ways for our guests to connect with each other and to contribute back to Airbnb.

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Invest in our brand. In 2019, while we had 247 million guest arrivals, we still only accounted for 3.8% of the estimated 6.5 billion overall domestic and international paid overnight trips that year. We intend to invest more deeply in our brand to educate new hosts and guests on the benefits of Airbnb and the uniqueness of our offering. We also intend to leverage our brand by creating a cohesive and integrated marketing strategy punctuated by product launches that introduce new features to our community and prospective hosts and guests.

•

Expand our global network. We plan to expand our global network in the countries in which we already have a deep presence, as well as to expand into markets where our penetration is lower, such as India, China, Latin America, Southeast Asia, and tens of thousands of smaller markets and remote areas around the world. We will make Airbnb more accessible in more places by further localizing our product, and we will partner with communities to update laws and regulations for short-term rentals to allow more hosts to participate. As we attract more hosts, even more guests are likely to come to Airbnb, attracting even more hosts. Finally, we plan to continue to invest in our brand in China, Aibiying ( ), to better serve our Chinese hosts and guests.

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Innovate on our platform. We will innovate both the online and in-person experiences for our hosts and our guests. Our innovation will be focused on improving our host and guest experience, making Airbnb more accessible and appealing for new hosts and guests and driving increased engagement and loyalty with our existing community.

•

Design new products and offerings. We will design new opportunities for connection. As the world continues to change, we will continue to bring together new technologies with our design expertise to expand possibilities for our hosts and offer new experiences for our guests. We will increase the capabilities of our website and mobile apps while bringing an innovative approach to designing host and guest interfaces in our products.

Our Strategy for Adapting to COVID-19

We believe that the COVID-19 pandemic reinforced that travel is an enduring human desire, even in the face of challenges. People have increasingly sought travel options closer to home during COVID-19, and Airbnb’s offerings are well suited to adapt to this changing dynamic. We offer all types of accommodations, allowing guests to find spaces suited to their individual needs under these circumstances. We have worked closely with our hosts, guests, and communities to prioritize and support safe and responsible travel during these challenging times and have adapted our offerings for changing trends in travel and experiences:

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Local travel. We have seen increases in domestic and short-distance travel, with more guests gravitating toward Airbnb stays within driving distance of their homes. Tapping into this demand, we updated our website and mobile apps to actively promote available local and non-urban stays so guests can find something that fits their unique needs for location and desired length of time.

•

Supporting hosts and guests. During the COVID-19 pandemic, we invoked our extenuating circumstances policy, which allows greater flexibility for cancellations of reservations that are disrupted by epidemics, natural disasters, and other emergencies. We applied the policy globally to reservations made by guests on or before March 14, 2020, with a check-in date between March 14 and October 31, 2020, subject to further extension, to remove incentives for avoidable travel when public health is at risk. Furthermore, to support our hosts and lessen the impact of cancellations under this policy, we committed up to $250 million for hosts impacted by COVID-19 and an additional $17 million fund for Superhosts, the majority of which was distributed as of June 30, 2020. The eligible

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reservations for the $250 million host program were defined as reservations made on or before March 14, 2020 with a check-in date between March 14, 2020 and May 31, 2020. For these reservations, all eligible hosts will be paid 25% of the amount they would have received from guests under normal cancellation circumstances.

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Cleaning. We have developed enhanced cleaning protocols to support hosts and guests looking to travel safely and responsibly. These protocols were created in partnership with leading experts in hospitality and medical hygiene and include a five-step cleaning process and room-by-room checklists.

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Partnering with communities. We are working with a variety of destination marketing organizations, which are groups that promote travel in a particular city or region, to help market their communities to guests and who can in turn help stimulate local economies. We continue to operate the Frontline Stays initiative, where hosts provide over 200,000 places to stay for COVID-19 first responders and healthcare workers.

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Online experiences. We launched Airbnb Online Experiences in April 2020 to allow our hosts to offer experiences online while in-person activities were paused due to COVID-19 restrictions. In-person experiences restarted in mid-June, beginning with countries where it was safe to do so based on guidance from health experts and local governments.

Going forward, we believe new behaviors will emerge from this crisis. After a prolonged period of time working remotely, for some, work-from-home will become work-from-any-home, and the line between traveling and living will blur. The once-a-year, two-week vacation will be stretched into extended stays, and people will want to feel connected to the new communities they stay in. And after continued time spent in isolation, people will yearn for human connection and new experiences. We will be designing for this new world.

Our Market Opportunity

We have a substantial market opportunity in the growing travel market and experience economy. We view our opportunity in terms of a SAM, which we believe we address today, and a TAM, which we believe we can address over the long term. These numbers correspond to our GBV on which we collect fees that are recognized as our revenue.

We estimate our SAM today to be $1.5 trillion, including $1.2 trillion for short-term stays and $239 billion for experiences. To arrive at our short-term stays market size, we use our own estimates based on available regional data on overnight paid trips, nights per trip, and ADR. We use Euromonitor estimates of tourist spend on attractions and experiences, including spas but excluding casinos, to estimate the size of our experiences SAM of $239 billion. We define short-term stays as stays on our platform of fewer than 28 nights and long-term stays as those of at least 28 nights. Although 14% of nights booked in 2019 and                % for the nine months ended September 30, 2020 were for long-term stays, we have excluded long-term stays from our SAM to provide a more conservative view of our near-term opportunity.

We estimate our TAM to be $3.4 trillion, including $1.8 trillion for short-term stays, $210 billion for long-term stays, and $1.4 trillion for experiences. For short-term stays, we assume an increase in trips per capita in line with expected travel market growth. For long-term stays, we calculate that we can address our estimate for the entire $48 billion global serviced apartment market and 10% of the $1.6 trillion global residential rental market, or $162 billion. For experiences, we add $1.1 trillion of non-tourist recreational spend, as estimated by Euromonitor, to the $239 billion of experience spending by tourists included in our

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SAM. Our business and our market opportunity is global. We estimate that our $3.4 trillion TAM includes $1.5 trillion in the Asia Pacific region, $1.0 trillion in EMEA, $0.7 trillion in North America, and $0.2 trillion in Latin America.

We have estimated key components of our SAM and TAM using 2019 actual figures and believe our market opportunity can grow over the long term at the rate of travel spending. In a November 2019 report, The World Travel and Tourism Council estimated that travel spend will grow at a 3.5% compounded annual growth rate from 2019 to 2030. We have estimated our TAM using data for 2019, and therefore no statistics and estimates reflect the impact of the COVID-19 pandemic on the travel market. While the current travel market remains unpredictable, we believe estimates made prior to the COVID-19 pandemic to be the best representation of our long-term travel opportunity.

Nights SAM and TAM

Our nights opportunity includes short-term and long-term stay accommodations spending for both leisure and business travel in more than 220 countries and regions around the world. To arrive at our market opportunity size, we use several calculations based on third-party data where available, and where not available, we use our own estimates based on our experience in the travel market. Estimates for our TAM are based on our belief that new travel behaviors will expand our market opportunity over time.

To calculate our SAM, we use the Euromonitor estimate of 14.3 billion overnight trips worldwide in 2019. This includes domestic trips with the destination and origin in the same country and international trips. We use Euromonitor’s estimated business and leisure overnight trips, data from the UNWTO, and our own assumption regarding the share of business and leisure trips that are paid in order to determine paid overnight trips. We estimate that all business trips, 25% of domestic leisure trips, and 69% of international leisure trips involve paid accommodations. Based on this, we have estimated the number of overnight trips that occur in paid accommodations to be 6.5 billion, 45% of the 14.3 billion overnight trips.

As illustrated in Table 1, we calculate a nights SAM of $1.2 trillion based on our estimate of 6.5 billion overnight paid trips in 2019. To calculate our nights SAM, we have assumed 2.5 nights per trip for domestic trips and 4.0 nights per trip for international trips based on historical activity on our platform and using Euromonitor’s estimated mix of business and leisure trips. We used data from STR reports to derive the regional ADR figures used in our estimates.

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Table 1: Nights SAM

(in billions, except ADR)

	Overnight Paid Trips	Room Nights	ADR	SAM

Domestic Stays	5.4	9.1	$102	$933

International Stays	1.1	2.7	$116	$315

Total	6.5	11.8	$105	$1,248

In Table 2, we illustrate the increase in short-term stays from our SAM to our TAM, driven both by the growth in the number of annual trips taken per person over the next 11 years as well by an increase in the population. We calculate that the average global overnight paid trips per capita was 0.84x in 2019 and will grow to 1.11x by 2030. We estimate this using population data from the United Nations Department of Economic and Social Affairs and forecast travel spend to 2030 according to The World Travel and Tourism Council. In a 2018 survey of our guests, 74% responded that Airbnb is best for trips to explore new areas, and we believe a portion of nights on our platform were for trips that guests would not have taken without Airbnb. We believe that trend will continue and that Airbnb will help to grow the broader travel market as well as the number of trips per capita taken globally. With this increase in trips per capita as well as growth in the population, we arrive at a market size of $1.8 trillion. To calculate the number of short-term stays used in our TAM calculation, we use the same assumptions as in our SAM calculation for the split between domestic and international trips, business and leisure trips, and regional ADR estimates.

Table 2: Expansion of Short-Term Stays

(in billions, except per capita information)

	Overnight Paid Trips	Population	Trips per Capita	Spend
2019	6.5	7.7	0.84x	$1,248
2030	9.5	8.6	1.11x	$1,826

In addition to increasing the number of trips in our nights TAM, we believe we can address the broader long-term stay market through our community of hosts. We believe we can address the global serviced apartments market through our platform, which we value at $48 billion using data on the number of global serviced apartments from the Apartments Service and our global blended ADR assumption. Additionally, The Business Research Company has estimated that the global real estate rental expenditure on residential buildings and dwellings will be $1.6 trillion in 2020. In 2018, 13% of nights booked on Airbnb were for stays 28 days or longer. In 2019, 14% of nights booked on Airbnb were for stays 28 days or longer, growing to     % for the nine months ended September 30, 2020. While there is no third-party data available to estimate the size of the market for long-term stays, we believe that we can address 10% of the global real estate rental market, or $162 billion, with long-term stays on our platform. With these components, we calculate our incremental long-term stay TAM to be $210 billion. Table 3 illustrates the components of our nights TAM.

Table 3: Nights TAM

(in $ billions)
Short-Term Stays	$1,826
Serviced Apartments	48
Addressable Rent Spend	162

TAM	$2,036

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Experiences SAM and TAM

We define our experiences SAM as $239 billion of spend by travelers on attractions, including spas but excluding casinos in 2019. We believe we can continue to expand our platform use cases to enable people to discover and explore their own cities through Airbnb. Accordingly, we define our experiences TAM as our experiences SAM plus the addition of $1.1 billion of spend from local residents on recreational and cultural attractions including sporting events, amusement parks, summer camps, and more. This results in an experiences TAM of $1.4 trillion, based on Euromonitor estimates for 2019 spend.

Our Market Opportunity Note: The figures presented in these tables and chart may not sum from components due to rounding. In addition, all Euromonitor figures represent 2019 historical actuals, in current prices from Euromonitor International, Travel 2021 edition, population data was sourced from World Population Prospects: The 2017 Revision, by the United Nations Population Division, Department of Economic and Social Affairs, June 2017, and UNWTO data was sourced from World Tourism Organization (2019), International Tourism Highlights, 2019 Edition, UNWTO, Madrid © UNWTO, 92844/17/20. Used with the permission of the United Nations.

Our Platform

Our Platform for Hosts

Hosts have a variety of needs, and we are focused on designing solutions to serve them. We built our platform to seamlessly onboard new hosts, especially those who previously had not considered hosting. We partner with hosts throughout the process of setting up their listing and provide them with a robust suite of tools to successfully manage their listings, including scheduling, merchandising, integrated payments, community support, host protections, pricing recommendations, and feedback from reviews. We are constantly innovating our platform to deliver new tools and services to make hosting easier and empower hosts to earn income doing what they love.

Our Platform for Guests

Airbnb’s website and mobile apps provide our guests with an engaging way to explore a vast world of unique homes and experiences and an easy way to book them. Whether they are traveling locally or internationally, for work or for pleasure, for a few nights or a few months, guests can find homes that meet their personal preferences and needs. For guests looking for one-of-a-kind activities in the places they are traveling to, or in the communities where they live, a world of experiences is now at their fingertips. We enable customizable wishlists for guests in the planning stage of travel, in-app guest-to-host messaging before, during, and after a trip, and an easy way to leave reviews that contribute back to the Airbnb community.

Our System of Trust

One of our core innovations has been the design of a system that allows millions of strangers to trust one another. Hosts and guests have the ability to communicate before booking, pay through our secure payments platform, and post reviews after their stays or experiences. We use risk scoring, fraud detection, and background checks to evaluate hundreds of trust signals. Our Urgent Safety Line is available should our hosts and guests need to reach us, and we offer insurance through our Host Guarantee Program.

Through our trust innovations, our goal is to make Airbnb stays and experiences safe for hosts, guests, and communities. For the twelve months ended September 30, 2020, only                 % of stays and experiences on Airbnb had a safety-related issue reported by a host or guest. Over that same period, only                 % of

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stays had a significant claim of $500 or higher paid out for property damage under our Host Guarantee Program.

The system for trust that we have designed includes the following components:

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Reviews. After every stay and experience, hosts and guests have the opportunity to post a review. Reviews are only made public once both hosts and guests have had a chance to complete their reviews in order to promote honesty in the process. As of June 30, 2020, our hosts and guests had written more than 410 million cumulative reviews, and during 2019, 85% of all stays had at least one review by a host or a guest.

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Secure messaging and account protection. We take a number of measures to safeguard host and guest Airbnb accounts and to ensure secure messaging between hosts and guests, including requiring multi-factor authentication when a login is attempted from an unknown phone number or computer and sending account alerts when changes are made.

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Risk scoring. We use predictive analytics and machine learning to instantly evaluate hundreds of signals that help us flag and investigate fraudulent accounts, potential account takeovers, credit card fraud, or other suspicious activity as part of our ongoing efforts to try to stop bad actors from harming Airbnb or our community.

•	Secure payments. Our secure platform helps ensure that guest payments are received by hosts. We frequently remind guests to always pay through Airbnb and never wire money or pay a host directly.

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Watchlist and background checks. For hosts and guests in the United States and hosts in India, we conduct online background checks, which include OFAC, state criminal background, and public record checks, before their first transaction on our platform and thereafter on an annual basis. We check all of our hosts and guests against certain regulatory, terrorist, and sanctions watchlists to increase safety for all parties.

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Cleanliness. We support the health of hosts, guests, and communities through the enhanced cleaning protocol we developed in partnership with leading experts in hospitality and medical hygiene. Our protocol includes a five-step cleaning process and room-by-room checklists.

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Fraud and scam prevention. We remind guests to always communicate, book, and pay through the Airbnb website or mobile apps. This helps ensure guests are protected from fraudulent behavior. We evaluate several signals associated with listings before they go live to help us investigate fake inventory from being added to our platform. We maintain a team of fraud prevention agents who use technology solutions and manual screening to catch attempts to defraud our users and have a team available 24/7 for support.

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Insurance and protections. Our Host Guarantee Program protects hosts against property damage of up to $1 million. We have introduced Host Protection Insurance and Experience Protection Insurance, which provide liability insurance of up to $1 million to protect our hosts against third-party claims for personal injury or property damage.

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Age restrictions. In an effort to reduce the number of potential unauthorized house parties facilitated through our platform, we have implemented an age restriction on entire home listings in the United States and Canada, and we are expanding to more countries. Under the new restrictions, U.S. guests under the age of 25 with fewer than three positive reviews or one negative review are not able to book entire home listings that are close to where they live. These guests can still book any type of listing outside their local area.

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•

Urgent Safety Line. We provide an Urgent Safety Line that is available 24/7 in English with language translation as needed to ensure that hosts and guests with safety issues receive an instant response. We also have a Safety Center built into our online product that provides hosts and guests with a single source of safety resources including security checklists and safe hosting and safe travel tips.

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24/7 Neighborhood Support Line. We provide a 24/7 Neighborhood Support Line in English and an online portal that allows neighbors and community members to contact us with any issues related to Airbnb that may be impacting them.

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Guest refund policy. If a guest checks into a listing that does not meet our accuracy standards, Airbnb will rebook the guest to a new listing of equal or greater value, or the guest will get 100% of his or her money back.

In addition to these components, we have new initiatives in the pipeline and will continue to create additional features to strengthen the trust and safety on our platform. Designing for trust has been a core principle from the very beginning, and as we innovate new ways for strangers to trust one another, we make it possible for more connections to be made.

Design

Since the beginning, design has been at the core of nearly everything we do. We approach many of our decisions as design problems. Design at Airbnb is more than the way something looks — it is how something fundamentally works. It defines how someone experiences and perceives Airbnb, the big idea and the smallest detail. Design makes the complex simple, and is critical to facilitate trust and connection.

We are driven by the belief that people yearn for connection and that there is a way to design for this. We pursue big and ambitious ideas that take shape as we combine intuition and data to inform our approach. We believe that every interaction that our hosts and guests have with us, no matter how small, defines their overall experience with Airbnb — and ultimately our brand.

Our Technology

We built our technology platform to power our global network of hosts and guests. As of September 30, 2020, we had over              engineers within our product development organization. Given the nature of the business, our technology platform has broad and complex requirements:

•	Our core platform supports global payment capabilities, multilingual real-time community safety and support, and city-specific product requirements, and it contains sophisticated anti-fraud measures.

•	It delivers deep business intelligence insights to manage our marketplace, including pricing insights and occupancy optimization for our hosts.

•	It incorporates sophisticated machine learning to power key areas, from fraud detection to enabling customized and real-time community support.

•	To allow us to respond even more rapidly and efficiently to evolving consumer needs, we are moving our platform from a legacy monolith to a service-oriented architecture.

Our transition to a service-oriented architecture is only one part of a plan to make our core business capabilities available as granular services that accelerate creation of new products and offerings. This

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work will continue as we build a platform that is increasingly robust, agile, and efficient. In parallel, we will continue to develop our foundational technology with a focus on the following broad capabilities:

•	Data management systems that continue to support user privacy, analytics, machine learning, and business insights.

•	Service reliability leading to best-in-class performance centered on availability, latency, disaster recovery and business continuity, security, testability, observability, operability, and agility.

•

Cloud support focusing on robust capabilities for granular attribution and usage patterns to realize efficiency gains. We currently rely primarily on Amazon Web Services to provide cloud computing services.

Our aim in making these investments is to continue to develop a robust platform that allows us to more quickly adapt to the needs of our hosts and guests around the world and increase the productivity of our product development organization.

Our Marketing

Our marketing strategy includes brand marketing, communications, and performance marketing. Brand marketing increases awareness among potential hosts and guests, helping them understand the benefits of hosting and booking stays and experiences and what makes these stays and experiences distinctly Airbnb. Our communications team works across press, policy, and influencers to share timely and important news about Airbnb. They also oversee the execution of a global consumer, product, corporate, and policy communications plan that supports our brand strategy and generates considerable press and social media coverage. While performance marketing drives additional traffic from high-intent prospective guests, the strength of the Airbnb brand and our communications strategy allows us to be less reliant on performance marketing. In 2020, we paused our sales and marketing investments in new initiatives and reduced our performance marketing spend. Going forward, as the travel environment continues to recover from the impact of COVID-19, we intend to pursue a unified channel marketing strategy that will shift our marketing mix more towards brand marketing spend and away from spending on performance marketing.

Our Community Support

We have a global community support team that offers 24/7 assistance in English and Mandarin, real-time voice support in 11 languages during business hours, live chat in 8 languages, and text support in over 20 languages to help with issues that arise before, during, or after a stay or experience.

As of September 30, 2020, we relied on a network of                  third-party partners that are spread across              sites, and individuals who work from home around the world to handle the vast majority of our community support contacts; our internal employees are a mix of operations teams who handle complex and sensitive issues and enablement teams who support all community-facing teams, including our partners. We are proud of our approach to working with partners and our deep relationships with them.

Our Employees

Hosts are at the center of our community, and our employees are at the center of our company. The people who work at Airbnb define Airbnb.

As of September 30, 2020, we had              employees in              cities around the world. Because of the COVID-19 crisis, we made the difficult decision to reduce our workforce by approximately 1,800

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employees in May 2020, which was approximately a quarter of our workforce at the time. It was important that we had a clear set of principles, guided by our core values, for how we would approach reductions in our workforce. We focused on treating each departing employee in a compassionate manner.

Our Culture

The most defining part of working at Airbnb is our culture. Our culture is one of the main things that attracts people to work at Airbnb, and it is a key ingredient to our success.

Airbnb was born with a creative spirit, much like the design school environment at the Rhode Island School of Design, where Brian and Joe went to school together. Just like their time together at design school, they envisioned a close-knit community that accepted people in all of their eccentricities and allowed them to be themselves, inspiring them to do their best, most creative work. But Airbnb is not just a creative culture. We sit at the intersection of art and science, a commitment that started when Nate, an engineer, joined Brian and Joe, both designers. It is this marriage of art and science — of the scientific method with the creative process — that produces work that captures people’s imaginations.

Our culture is optimistic, with people who are passionate about our mission, caring about others, and curious about the world. We took the unique characteristics of the people at Airbnb and distilled them to four values:

•

Champion the mission. Our employees are deeply passionate about connection and belonging, and the product that we make to deliver this. In fact, many of our employees are people from our host and guest community whom we hired.

•	Be a host. Our employees are the kind of people who like caring for others and making them feel like they belong, just like the hosts in our community.

•

Embrace the adventure. Our employees are curious and optimistic — you have to be an optimistic person to believe that the idea of Airbnb is a good one, and you have to be curious about other people and cultures to want to connect with them.

•

Be a cereal entrepreneur. Our employees are bold and resourceful. “Cereal entrepreneur” refers to the time when AirbedandBreakfast.com was struggling to earn revenue, and Brian and Joe decided to sell collectible breakfast cereal during the U.S. presidential election in 2008. They created and sold Obama O’s and Cap’n McCain’s and earned nearly $30,000, enough to keep Airbnb going.

Every person who joins Airbnb, from board members and executives to college new hires, must share these four attributes.

Most importantly, we believe that whatever we want to happen outside the walls of Airbnb should first start inside Airbnb. This starts with our own employees. In this way, our culture is the source of all future innovation, and a North Star for how people in our community should treat each other.

Diversity and Belonging

At Airbnb, diversity and belonging is more than a corporate responsibility — it is central to what we stand for. We attract a diverse group of people and welcome their varied knowledge, experiences, and backgrounds. Through our hiring process, we commit to encouraging diversity and eliminating bias, and we publish the changing demographic makeup of our workforce to hold ourselves accountable.

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As of December 31, 2019, approximately 50% of our global employees were women using the gender binary. We have set a goal for ourselves by 2025 to have 20% of our product development and information technology employees be under-represented minorities at all levels and 50% of employees at all levels be women, using the gender binary. Most recently, in June 2020, we announced a commitment that 20% of our Board of Directors and Executive Team, collectively, will be people of color by the end of 2021.

Battling Discrimination on Airbnb

Airbnb is centered around belonging, and discrimination is a central obstacle to it. Just as discrimination exists in society, it exists in the Airbnb community, and we are committed to combating it. In 2016, we began taking steps to address discrimination on Airbnb.

First, we created the Airbnb Nondiscrimination Policy, which we required every host and guest to agree to in order to use Airbnb. If a host or guest does not agree to the policy, they are removed from our platform. Since 2016, approximately 1.4 million people have been removed from Airbnb for declining to agree to this policy.

Next, we did a comprehensive review of our platform and instituted the following initial measures:

•	We created an anti-discrimination team of technical professionals that work to fight bias and discrimination;

•	We changed the way we show profile photos so hosts only see a guest’s photo after a reservation is confirmed; and

•	We distributed an antiracism guide to our hosts and guests in the United States.

Most recently, in June 2020, we launched Project Lighthouse, our most significant leap forward in battling discrimination. This groundbreaking project was launched in partnership with Color of Change, the nation’s largest online racial justice organization, along with guidance from civil rights groups and privacy rights organizations. Project Lighthouse will measure discrimination on Airbnb based on perception. These perceptions will be aggregated and used to identify and measure discrepancies in people’s experiences that could be the result of discrimination. We will use the findings from Project Lighthouse to inform and design our products and policies to combat racial discrimination that Black guests and other people of color face when using Airbnb.

Our Regulatory Approach

Our global policy team partners with local communities and governments to ensure all stakeholders experience the benefits of healthy tourism. We encourage active dialogue among our global communities about responsible home sharing policies, formalizing these efforts through hundreds of partnerships with governments and non-governmental organizations.

Airbnb Community Compact

In 2015, we created the Airbnb Community Compact to guide our policy efforts with cities and local governments in the communities we serve. This formalized three guiding principles for how we work with communities:

•

Treat cities personally and help ensure our community pays its fair share of lodging taxes. We seek to partner with cities to address their individual policy needs. We have supported policies that prohibit short-term rentals in subsidized housing and limit listings to primary residences in rent-stabilized units and those that prohibit landlords who evict long-term tenants to rent their properties on short-term

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rental platforms. We contribute to tax revenue for cities, which are often able to direct this revenue to support critical services, such as affordable housing. In many jurisdictions, we have agreed to collect and remit lodging taxes to local governments directly on behalf of our hosts and have developed tools to be able to do so. As of September 30, 2020, we had collected and remitted over $            billion in lodging taxes worldwide. In other jurisdictions, hosts are responsible for collecting and remitting lodging taxes to their local governments, and we provide hosts with tools and information to help them pay taxes that they may owe.

•

Build an open and transparent community. We believe that cities can make the best policy decisions about home sharing when important data is made available to them. While protecting the privacy of our hosts and guests, we provide relevant metrics as well as anonymized information regarding hosts and guests in our community to city officials to help inform the development of home sharing policies.

•

Promote responsible home sharing to make cities stronger. We seek to educate communities and support local governments in shaping policy that promotes responsible home sharing. We take proactive action in cities around the world against listings that have the potential to cause quality-of-life issues or that do not fit with the expectations of our community.

Airbnb’s Office of Healthy Tourism

In 2018, we established our Office of Healthy Tourism, an initiative to broaden and deepen our partnerships with governments, non-governmental organizations, local non-profits, and destination marketing organizations to support tourism that is more local, diverse, and sustainable than mass tourism.

•

Local. Based on a survey that we conducted in 2019, we estimated that host earnings and guest spending together generated nearly $117 billion in direct economic activity in our top 30 countries and regions. The survey also showed that on average, 43% of Airbnb guest spending occurred in the neighborhoods where they stayed. According to the survey, 87% of hosts said they recommend local restaurants and cafes, and 82% said they recommend businesses that are locally owned. In addition, more than half of hosts said they recommend that their guests visit areas not well-known among tourists. Among guests, of those who received recommendations from their hosts, 81% reported following them, while 52% of all guests said they would not have visited the neighborhood of their Airbnb listing or Airbnb Experience had they not booked there.

•

Diverse. In 2011, only 12 cities around the world had more than 1,000 Airbnb listings each; today, more than 1,000 cities do. In 2011, only one city had welcomed over 100,000 guest arrivals at Airbnb listings; in 2019, more than 350 cities each welcomed over 100,000 guest arrivals. Not only have our guests broadened the scope of their travel, but our host base has diversified as well. We are proud that in 2019, more than half of our hosts in the United States were women. We also partner with the NAACP (National Association for the Advancement of Colored People) and LULAC (League of United Latin American Citizens) to bring the benefits of hosting to more communities of color.

•

Sustainable. According to a survey conducted by us in 2019, 82% of hosts said they used one or more green practices in their hosting, such as using bulk toiletries or promoting recycling or guest use of public transportation. Airbnb also enables cities to host large events, such as the Olympics, without the need to build additional permanent housing infrastructure.

Regulatory Considerations in Our Largest Cities

We operate in approximately 100,000 cities across more than 220 countries and regions, and we are subject to various local laws and restrictions at the city, state, and country level. These laws and

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restrictions are dynamic. Many were instituted decades ago and did not envision Airbnb. We seek to work with governments to establish clear, fair, and workable home sharing rules to create clarity for our hosts.

We have included information regarding the regulatory landscape for our largest 10 cities as measured by our revenue for 2019 before adjustments for incentives and refunds. Incentives include our referral programs and marketing promotions to encourage the use of our platform and attract new customers, while our refunds to customers are part of our customer support activities. While these are our largest cities by revenue, none of these cities represented more than 2.5% of our revenue before adjustments for incentives and refunds in 2019, and no one city in the world comprised more than 1.5% of our active listings.

•

London, United Kingdom: Since 2015, regulations have permitted residential properties, both primary and non-primary residences, in Greater London to be used for short-term rentals, without planning permission, for up to 90 nights per year. We were the first platform to voluntarily apply this 90-day limit, and in 2019 we publicly backed the Mayor’s proposal to introduce a simple host registration system in Greater London to support the 90-day limit. We have also supported calls for the introduction of a simple host registration system across the United Kingdom and are participating in consultations with the UK government and engaging on the benefits of a single, national registration system with the governments of Scotland, Wales, and Northern Ireland.

•

New York City, United States: In New York City, non-owner occupied short-term rentals are permitted in single and double family homes if the property is compliant with applicable safety and building codes. Short-term rentals are also permitted in multi-family buildings when a host is present, there are fewer than 3 guests, the guests have unobstructed access to every room and each exit, which includes no internal locks on doors, and the property is compliant with applicable safety and building codes. In June 2018, New York City enacted a law requiring short-term rental platforms to disclose detailed data on hosts and listings to the city on a monthly basis for any unhosted stay in excess of four nights in a quarter. In August 2018, we and another industry participant filed a lawsuit against the city contending this law to be unconstitutional. In January 2019, a judge granted a preliminary injunction stopping the law from going into effect. We settled our lawsuit with New York City in June 2020 and under the terms of the settlement, the city ordinance was amended to reduce the number of listings subject to data sharing (only upon the consent of the host) and to provide for the confidentiality of data. The revised ordinance will go into effect in January 2021.

•

Paris, France: France has national legislation on short-term rentals with a limit of 120 days per year on primary residences, but that limit does not apply to rooms in a home. For short-term rentals of investment properties in Paris, a “change of use” permit is required if they were not previously rented out as a commercial activity. Property owners are challenging the requirement obligating them to obtain a permit for the short-term rental of secondary homes before the Court of Justice of the European Union, and a ruling is expected in September 2020. Paris also introduced registration obligations in December 2017 requiring short-term rental platforms to exclude listings without registration numbers, which we believe is not compliant with EU law. The city of Paris commenced two cases against us relating to this obligation: the first was dismissed in March 2019 and the second is pending. We continue to engage with the city of Paris and the national government to find a workable solution for the regulation of short-term rentals.

•

Los Angeles, United States: Los Angeles requires permits for short-term rentals of primary residences. Hosts of short-term rentals are required to register with the city and are required to obtain an extended home sharing permit to host more than 120 days per year. We are actively engaged with the city to craft a Vacation Rental Ordinance. The City Planning Commission approved

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the ordinance in December 2019 and the ordinance is pending at the City Council, that would allow for short-term rental of non-primary residences subject to registration and night cap restrictions. City regulations also require short-rental platforms to ensure that listings are compliant. In November 2019, we entered into an agreement with Los Angeles, which provides for an automated process to verify listing registrations, with the aim of achieving a stable regulatory environment for hosts and guests.

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Rome, Italy: In 2017, Rome introduced online registration requirements for short-term rentals, but no distinction is made between primary and secondary homes nor are there any caps or zoning restrictions. In June 2020, we signed a voluntary tax collection agreement with the Municipality of Rome to collect and remit local tourist tax. On a national level, since 2018, the government has been working to introduce further short-term rental registration and host income tax requirements and has been considering requiring platforms to display registration numbers. We continue to engage with the government and support a national online registration scheme.

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Barcelona, Spain: In 2002, Barcelona introduced regulations requiring lessors renting out entire homes for under 31 days to file a responsibility statement with the municipality prior to listing their home, and to display the registration number on their listing page. Zoning law limits total listings to just over 9,000 after a recent rescission of licenses by the Barcelona City Hall. Working to support the city’s objectives, we have voluntarily introduced a requirement on new hosts to include a registration number or claim an exemption.

•

Tokyo, Japan: In June 2018, a new national law in Japan went into effect to legalize the short-term rental of primary and secondary residences for up to 180 nights per fiscal year. Under the law, hosts are required to register their listing with the local government. We are also required to register with the Japanese Tourism Agency, as an intermediary, and the law prohibits any registered intermediary from intermediating an illegal listing, including unregistered listings. We are required to remove listings that do not post a valid registration or license number in the listing. At the time of the law’s implementation, there was a steep decline in listings as we took down non-compliant listings, and we cancelled associated reservations. The rate of listings has since recovered as of December 31, 2019. We will continue to work closely with the Japanese authorities on supporting the Tokyo Olympics in 2021 and on reviewing the national law starting in 2021.

•

Toronto, Canada: In December 2017, short-term rental regulations were enacted in Toronto. Among the main requirements, hosts must register with the city, the listing must be the host’s primary residence, hosts can rent up to three rooms or their entire home, and there is a 180-night cap per year on entire home listings. The regulations are expected to become effective in September 2020, and the city indicated that all hosts will need to be registered as short-term rental operators by late fall 2020. In addition, short-term rental platforms will be required to obtain a license from the city and ensure that all listings have valid registration numbers and provide a process for removal of non-compliant listings.

•	San Diego, United States: San Diego does not currently impose any restrictions on short-term rentals other than a prohibition on the short-term rental of accessory companion units.

•

Lisbon, Portugal: Short-term rentals in Portugal are restricted through the registration of certain new listings. Hosts must obtain a registration number and display this on their listing page. We have voluntarily introduced a requirement on new hosts to include a registration number or claim an exemption to support the city’s objectives.

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We will continue to collaborate with policymakers to implement sensible legislation in cities around the world.

Competition

We operate in a highly competitive environment. As we seek to expand our community globally, we face competition in attracting hosts and guests.

Competition for Hosts

We compete to attract and retain hosts to and on our platform to list their homes and experiences, as hosts have a range of options for doing so. We compete for hosts based on many factors including the volume of bookings generated by our guests, ease of use of our platform, the service fees we charge, host protections such as our Host Protection Insurance, and our brand. Throughout the COVID-19 pandemic, we have also competed based on our cancellation and extenuating circumstances policies that applied as the virus spread across the world. We believe that hosts can earn more per night on Airbnb than other travel platforms due to our guest demand, our host tools that empower hosts to be successful, and our community built on trust and human interaction.

Competition for Guests

We compete to attract and retain guests to and on our platform, as guests have a range of options to find and book accommodations and experiences. We compete for guests based on many factors, including unique inventory and availability of listings, the value and all-in cost of our offerings relative to other options, our brand, ease of use of our platform, the trust and safety of our platform, and community support. Throughout the COVID-19 pandemic, we have also competed based on the availability of inventory close to where guests live and in non-urban markets, as well as the perceived safety and cleanliness of our offerings.

Our competitors include:

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OTAs, such as Booking Holdings, including the brands Booking.com, KAYAK, Priceline.com, and Agoda.com; Expedia Group, including the brands Expedia, Vrbo, HomeAway, Hotels.com, Orbitz, and Travelocity; Trip.com Group, including the brands Ctrip.com, Trip.com, Qunar, Tongcheng-eLong, and SkyScanner; Meituan Dianping; Fliggy, a subsidiary of Alibaba; Despegar; MakeMyTrip; and other regional OTAs;

•	Internet search engines, such as Google, including its travel search products; Baidu; and other regional search engines;

•	Listing and meta search websites, such as TripAdvisor, Trivago, Mafengwo, AllTheRooms.com, and Craigslist;

•	Hotel chains, such as Marriott, Hilton, Accor, Wyndham, InterContinental, OYO, and Huazhu, as well as boutique hotel chains and independent hotels;

•	Chinese short-term rental competitors, such as Tujia, Meituan B&B, and Xiaozhu; and

•	Online platforms offering activities, such as Viator, GetYourGuide, Klook, Traveloka, and KKDay.

We believe we compete favorably based on multiple factors, including the differentiated breadth and depth of stays and experiences offered on Airbnb, our global scale and geographic reach, the strength and loyalty of our host and guest community, our brand, organic traffic, our platform functionality, including community support, payments, and host protections, and the extensibility of our platform.

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Our Intellectual Property

Our intellectual property is an important component of our business. To establish and protect our proprietary rights, we rely on a combination of patents, trademarks, copyrights, domain names, social media handles, know-how, license agreements, confidentiality procedures, non-disclosure agreements with third parties, employee disclosure and invention assignment agreements, and other intellectual property and contractual rights.

As of September 30, 2020, we had                  issued patents and                  patent applications worldwide. We own a trademark portfolio with protections in more than 162 countries in which we currently operate for our primary brands — AIRBNB and our Bélo logo. Additionally, we own trademark protections around the world for other brands or protectable brand elements important to our business, including but not limited to Rausch, our primary corporate color; localizations, translations, and transliterations of our primary brands, and brands associated with businesses we have acquired.

We have registered domain names that we use in or relate to our business, such as the <airbnb.com> domain name and country code top level domain name equivalents.

Data Protection and Privacy

Our business uses, collects, and processes the personal data of individuals in more than 220 countries and regions. As a result, compliance with laws on data protection and privacy regulating the storage, sharing, use, processing, transfer, disclosure, and protection of personal data is core to our strategy and integral to the creation of trust in our platform. We take a variety of technical and organizational security measures and other procedures and protocols to protect data, including data pertaining to hosts, guests, employees, and other users. Despite measures we put in place, we may be unable to anticipate or prevent unauthorized access to such data.

Regulators around the world continue to propose more stringent data protection and privacy laws, and these laws are rapidly increasing in number, complexity, enforcement, fines, and penalties. For example, the GDPR became effective on May 25, 2018 and has resulted and will continue to result in significantly greater compliance burdens and costs for companies with users and operations in the European Union and European Economic Area. The GDPR regulates a broad array of personal data that can directly or indirectly identify an individual and imposes stringent data protection requirements with significant penalties for noncompliance. Many large geographies, which are important to our success, including Australia, Brazil, Canada, China, and India, have passed or are in the process of passing comparable data privacy legislation or regulations.

In the United States, the Federal Trade Commission and the Department of Commerce continue to call for greater regulation of the collection of personal data, as well as restrictions for certain targeted advertising practices. Numerous states have enacted or are in the process of enacting state level data privacy laws and regulations governing the collection, use, and processing of state residents’ personal data. For example, California recently adopted the CCPA, which took effect on January 1, 2020. The CCPA establishes a new privacy framework for covered businesses such as ours and requires us to modify our data processing practices and policies and incur compliance related costs and expenses.

These and other data protection and privacy laws and their interpretations continue to develop and may be inconsistent from jurisdiction to jurisdiction. Non-compliance with these laws could result in penalties or significant legal liability. Although we take steps to comply with applicable laws and regulations, we cannot assure that we will not be subject to regulatory or private action, including fines for non-compliance of data

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protection and privacy laws, including in the event of an incident. We could be adversely affected if legislation or regulations are expanded to require changes in our or our third-party service providers’ business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our or our third-party service providers’ business, results of operations, or financial condition.

Legal Proceedings

We are currently involved in, and may in the future be involved in, legal proceedings, claims, and government investigations in the ordinary course of business. These include proceedings, claims, and investigations relating to, among other things, regulatory matters, commercial matters, intellectual property, competition, tax, employment, pricing, discrimination, consumer rights, personal injury, and property rights. Please see Note 13, Commitments and Contingencies – Legal and Regulatory Matters and Note 20, Events Subsequent to Original Issuance of Consolidated Financial Statements (unaudited) to our consolidated financial statements included elsewhere in this prospectus.

Depending on the nature of the proceeding, claim, or investigation, we may be subject to monetary damage awards, fines, penalties, or injunctive orders. Furthermore, the outcome of these matters could materially adversely affect our business, results of operations, and financial condition. The outcomes of legal proceedings, claims, and government investigations are inherently unpredictable and subject to significant judgment to determine the likelihood and amount of loss related to such matters. While it is not possible to determine the outcomes, we believe based on our current knowledge that the resolution of all such pending matters will not, either individually or in the aggregate, have a material adverse effect on our business, results of operations, cash flows, or financial condition.

Our Facilities

We are headquartered in San Francisco, California, where we have lease commitments for approximately 951,000 square feet across multiple buildings. As of September 30, 2020, we leased office facilities totaling approximately              million square feet in multiple locations in the United States and internationally. We have taken actions to reduce our global office footprint in light of the COVID-19 pandemic and believe our facilities are adequate and suitable for our current needs.

We will be undertaking a dedicated effort to improve the efficiency standards of our offices, including reducing waste, water, and power. One of our key initiatives is for all of our offices to be powered by renewable energy, such as solar and wind. This will make Airbnb eligible to join the RE100 initiative, whereby companies commit to using 100% renewable power.

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Management

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Executive Officers:
Brian Chesky	38	Chief Executive Officer, Head of Community, Co-Founder, and Director
Joseph Gebbia	38	Chairman of Samara and Airbnb.org, Co-Founder, and Director
Nathan Blecharczyk	37	Chief Strategy Officer, Chairman of Airbnb China, Co-Founder, and Director
Dave Stephenson	52	Chief Financial Officer
Aristotle Balogh	56	Chief Technology Officer
Non-Employee Directors:
Angela Ahrendts	60	Director
Kenneth Chenault	69	Director
Belinda Johnson	53	Director
Jeffrey Jordan	61	Director
Alfred Lin	47	Director
Ann Mather	60	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Brian Chesky. Mr. Chesky co-founded our company in 2008 and serves as our Chief Executive Officer and Head of Community. He is also a member of our board of directors. Mr. Chesky received a Bachelor of Fine Arts in Industrial Design from the Rhode Island School of Design. We believe that Mr. Chesky is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our co-founder, Chief Executive Officer, and Head of Community.

Joseph Gebbia. Mr. Gebbia co-founded our company in 2008 and serves as our Chairman of Samara and Airbnb.org. He is also a member of our board of directors. He leads Samara, our in-house design and innovation studio. Mr. Gebbia received dual degrees in Graphic Design and Industrial Design from the Rhode Island School of Design, where he currently serves on the institution’s Board of Trustees. We believe that Mr. Gebbia is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our co-founder and Chairman of Samara and Airbnb.org.

Nathan Blecharczyk. Mr. Blecharczyk co-founded our company in 2008 and serves as our Chief Strategy Officer and Chairman of Airbnb China. He is also a member of our board of directors. Mr. Blecharczyk received a Bachelor of Arts in Computer Science from Harvard University and held several engineering positions before co-founding Airbnb. We believe that Mr. Blecharczyk is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our co-founder and Chief Strategy Officer.

Dave Stephenson. Mr. Stephenson has served as our Chief Financial Officer since January 2019. Prior to joining Airbnb, Mr. Stephenson spent 17 years at Amazon.com, Inc. (“Amazon”), a publicly-held global technology company, where he was most recently Vice President and Chief Financial Officer of their Worldwide Consumer Organization from June 2015 to December 2018. Before that, from September 2013

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to June 2015, Mr. Stephenson was the Chief Financial Officer of Amazon’s International Consumer business and led finance across many areas of the company. Mr. Stephenson served as President and Chief Financial Officer of Big Fish Games, Inc., a gaming company, from September 2011 to September 2013. Mr. Stephenson received a Bachelor of Science in Industrial and Management Engineering from Montana State University and a Master of Business Administration from the University of Iowa.

Aristotle Balogh. Mr. Balogh has served as our Chief Technology Officer since November 2018. Prior to joining Airbnb, Mr. Balogh was Vice President of Engineering at Alphabet Inc. (formerly known as Google, Inc.), a publicly-held global technology company, from June 2011 to November 2018, where he was most notably responsible for the data and serving systems behind Google Search. Prior to that, from February 2008 to July 2010, Mr. Balogh served as Executive Vice President and Chief Technology Officer of Yahoo! Inc., a digital information platform. Mr. Balogh received a Bachelor of Science in Electrical Engineering and Computer Science and a Master of Science in Engineering in Electrical and Computer Engineering from Johns Hopkins University.

Non-Employee Directors

Angela Ahrendts. Ms. Ahrendts joined our board of directors in May 2019. Ms. Ahrendts served as Senior Vice President, Retail at Apple Inc. (“Apple”), a publicly-held technology company, from May 2014 to May 2019. Prior to joining Apple, Ms. Ahrendts served as a director and Chief Executive Officer of Burberry plc, a global luxury fashion company, from July 2006 to April 2014. Ms. Ahrendts also previously served as Executive Vice President at Liz Claiborne Inc. and President of Donna Karan International, both then publicly-held global fashion companies. Ms. Ahrendts has served as a director of the Ralph Lauren Corporation, a publicly-held fashion company, since August 2018. Ms. Ahrendts also serves on non-profits boards, including Saïd Business School at the University of Oxford, The HOW Institute for Society, and Charity: Water. Ms. Ahrendts received a Bachelor of Arts in Marketing and Merchandising from Ball State University. We believe that Ms. Ahrendts is qualified to serve as a member of our board of directors because of her extensive experience advising technology companies and other public companies as both a director and executive.

Kenneth Chenault. Mr. Chenault joined our board of directors in January 2018. Since February 2018, Mr. Chenault has served as Chairman and Managing Director of General Catalyst, a venture capital firm. Mr. Chenault served as Chairman and Chief Executive Officer of American Express Company, a publicly-held diversified financial services company, from April 2001 through January 2018. Prior to that, he held roles of increasing responsibility at American Express Company, including President of the U.S. division of American Express Travel Related Services Company, Inc. in 1993, Vice Chairman of the American Express Company in 1995 and President and Chief Operating Officer in 1997. Mr. Chenault has served on the board of directors of Berkshire Hathaway Inc., a publicly-held multinational conglomerate holding company, since May 2020. Mr. Chenault also served on the board of directors of International Business Machines Corporation, a publicly-held multinational technology company, from October 1998 to February 2019, The Procter & Gamble Company, a publicly-held global consumer goods company, from April 2008 to February 2019, and Facebook, Inc., a publicly-held global technology company, from February 2018 to May 2020. Mr. Chenault received a Bachelor of Arts in history from Bowdoin College and a Juris Doctor from Harvard Law School. We believe that Mr. Chenault is qualified to serve as a member of our board of directors because of his extensive experience advising public companies as both a director and executive.

Belinda Johnson. Ms. Johnson served as our Chief Operating Officer from February 2018 through March 2020. Ms. Johnson held several roles at our company since joining in 2011, including General Counsel from December 2011 to July 2015 and Chief Business Affairs and Legal Officer from July 2015 to January 2018. Prior to joining Airbnb, she was Senior Vice President and Deputy General Counsel at Yahoo! Inc., a digital

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information platform, and served as General Counsel and Corporate Secretary to Broadcast.com, an internet broadcasting company. Ms. Johnson currently serves on the Board of Directors of PayPal Holdings, Inc., a publicly-held technology platform and digital payments company. Ms. Johnson received a Bachelor of Arts and Juris Doctor from the University of Texas. Ms. Johnson joined our board of directors in March 2020. We believe that Ms. Johnson is qualified to serve as a member of our board of directors because of the perspective and experience she brings as our former Chief Operating Officer.

Jeffrey Jordan. Mr. Jordan joined our board of directors in August 2011. Mr. Jordan serves as the managing partner of Andreessen Horowitz, a venture capital firm, which he joined as a general partner in July 2011. Prior to that, Mr. Jordan served as the Chief Executive Officer of OpenTable, Inc., the online restaurant-reservation service company, from 2007 to 2011. From 2004 to 2006, Mr. Jordan served as President of PayPal, Inc., a digital payments company, which was then owned by eBay, Inc. For five years prior to that, Mr. Jordan served as Senior Vice President and General Manager for eBay North America. From 1998 to 1999, Mr. Jordan served as Chief Financial Officer for Hollywood Entertainment Corporation, a video rental company, and then President of its subsidiary, Reel.com. Previously, Mr. Jordan served in various capacities at The Walt Disney Company for eight years, most recently as Senior Vice President and Chief Financial Officer of the Disney Store Worldwide. Before that he worked for The Boston Consulting Group. Mr. Jordan served as a member of the boards of directors of OpenTable, Inc. from 2007 until 2013, Pinterest, Inc. since 2011, and Accolade, Inc. since 2016. He is a member of the board of directors for several private companies including Maplebear Inc. (d/b/a Instacart) and OfferUp, Inc. Mr. Jordan received a Bachelor of Arts from Amherst College and a Master of Business Administration from the Stanford Graduate School of Business. We believe that Mr. Jordan is qualified to serve as a member of our board of directors because of his significant managerial experience at global technology companies.

Alfred Lin. Mr. Lin joined our board of directors in November 2012. Since October 2010, Mr. Lin has been a partner at Sequoia Capital Operations LLC (“Sequoia”), a venture capital firm. He represents Sequoia on our board as well as several other privately-held companies, including DoorDash, a food-delivery and local logistics platform, since 2014, and Houzz Inc., an online home designs and furnishings platform, since 2011. From 1996 to 1998, he served as Vice President of Finance and Administration of LinkExchange, a banner advertising exchange acquired by Microsoft Corporation (“Microsoft”). From June 1999 to December 2014, he served as Co-Founder and General Manager at Venture Frogs, LLC, a seed fund that invested in companies such as Ask Jeeves, OpenTable, Inc., Tellme Networks, Inc., and Zappos.com Inc. (“Zappos”). From January 2001 to June 2005, he served as Vice President of Finance and Business Development of Tellme Networks, a voice recognition services and platform company acquired by Microsoft. From January 2005 to December 2010, he served as Chairman of the Board and Chief Operating Officer of Zappos, an online retailer acquired by Amazon.com, Inc. Mr. Lin holds a Bachelor of Arts in Applied Mathematics from Harvard University and a Master of Science in Statistics from Stanford University. We believe that Mr. Lin is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry, his business and leadership experience, and his knowledge of scaling technology companies.

Ann Mather. Ms. Mather joined our board of directors in August 2018. From September 1999 to April 2004, Ms. Mather served as Executive Vice President and Chief Financial Officer of Pixar, Inc., a computer animation studio, which was acquired by The Walt Disney Company in May 2006. Ms. Mather has served on the board of directors of Arista Networks, Inc., a publicly-held computer networking company, since 2013, Alphabet Inc. (the successor issuer to, and parent holding company of, Google, Inc.), a publicly-held global technology company, since 2005, Glu Mobile Inc., a publicly-held publisher of mobile games, since 2005, and Netflix, Inc., a publicly-held global TV and movie streaming company, since 2010. Ms. Mather is an independent trustee to the Dodge & Cox Funds board of trustees. Ms. Mather received a Master of Arts

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from Cambridge University. We believe that Ms. Mather is qualified to serve as a member of our board of directors because of her extensive experience advising the boards of global technology companies.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering. Our board of directors currently consists of nine directors,                  of whom will qualify as “independent” under                  Listing Rules.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that Messrs.                 ,                 ,         and                  and Mmes.                  and                 qualify as independent directors in accordance with the                 Listing Rules. Under the                 Listing Rules, the definition of independence includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. Our board of directors has made a subjective determination as to each independent director that no relationships exists that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.                  are not considered independent by virtue of their positions as our                 , respectively. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Role of the Board of Directors in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations, or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management

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has taken to monitor and control these exposures. The audit committee also approves or disapproves any related party transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee intends to adopt a written charter that satisfies the applicable rules and regulations of the SEC and                 Listing Rules, which we will post on our website at www.airbnb.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Investors should not rely on any such information in deciding whether to purchase our Class A common stock.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

•	appoints our independent registered public accounting firm;

•	evaluates the independent registered public accounting firm’s qualifications, independence, and performance;

•	determines the engagement of the independent registered public accounting firm;

•	reviews and approves the scope of the annual audit and pre-approves the audit and non-audit fees and services;

•	reviews and approves all related party transactions on an ongoing basis;

•	establishes procedures for the receipt, retention, and treatment of any complaints received by us regarding accounting, internal accounting controls, or auditing matters;

•	discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•	discusses with management on a periodic basis, or as appropriate, policies and procedures with respect to risk assessment and risk management;

•	consults with management to establish procedures and internal controls relating to cybersecurity;

•

is responsible for reviewing our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

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•

investigates any reports received through the ethics helpline and reports to the board of directors periodically with respect to any information received through the ethics helpline and any related investigations; and

•	reviews the audit committee charter and the audit committee’s performance on an annual basis.

Our audit committee consists of                 ,                 , and                 . Our board of directors has determined that all members are independent under the                 Listing Rules and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is                 . Our board of directors has determined that                  and                  are each an audit committee financial expert as such term is currently defined in Item 407(d)(5) of Regulation S-K. Our board of directors has also determined that each member of our audit committee can read and understand fundamental consolidated financial statements, in accordance with applicable requirements.

Compensation Committee

Our compensation committee oversees policies relating to the compensation and benefits of our officers and employees. Among other matters, the compensation committee:

•	reviews and approves or recommends corporate goals and objectives relevant to compensation of our executive officers other than our Chief Executive Officer;

•

evaluates the performance of our executive officers other than our Chief Executive Officer in light of those goals and objectives and approves the compensation of these officers based on such evaluations;

•

reviews and approves or makes recommendations to our board of directors regarding the issuance of stock options and other awards under our stock plans to our executive officers other than our Chief Executive Officer;

•

reviews the performance of our Chief Executive Officer and makes recommendations with respect to the Chief Executive Officer’s compensation to our board of directors, which retains the authority to make compensation decisions relative to our Chief Executive Officer; and

•	reviews the compensation committee charter and the compensation committee’s performance on an annual basis.

Our compensation committee consists of                 ,                 , and                 . Our board of directors has determined that                  members are independent under the Listing Rules and are “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act. The chair of our compensation committee is                .

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and making recommendations to our board of directors concerning governance matters.

Our nominating and corporate governance committee consists of                ,                 , and                 . Our board of directors has determined that all members of the nominating and corporate governance

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committee are independent under the                  Listing Rules. The chair of our nominating and corporate governance committee is                 .

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of our executive officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or on our compensation committee.

Airbnb Code of Ethics

We have adopted a written code of business conduct and ethics that applies to all of our directors, officers, and employees, including those officers responsible for financial reporting. The full text of our code of business conduct and ethics will be posted on our website at www.airbnb.com. Any substantive amendment to, or waiver of, a provision of the code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions will be disclosed on our website. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Investors should not rely on any such information in deciding whether to purchase our Class A common stock.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and our amended and restated bylaws, both of which will become effective immediately prior to the completion of this offering, among other things, limit our directors’ liability, and provide that we may indemnify our directors and officers to the fullest extent permitted under the Delaware General Corporation Law. As authorized by the Delaware General Corporation Law, our amended and restated certificate of incorporation provides that to the fullest extent permitted by Delaware law, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as directors, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful redemption or repurchase of shares in violation of Delaware law; or

•	breach of the director’s duty of loyalty to the corporation or its stockholders.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

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The Delaware General Corporation Law provides that to the extent a present or former director or officer of the corporation has been successful on the merits or otherwise in defense of any generally indemnifiable action, suit, or proceeding, that such person shall be indemnified by the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with such action, suit, or proceeding. For any acts or omissions occurring after December 31, 2020, the officers referenced in the immediately preceding sentence could be more limited as a matter of Delaware law.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers. Subject to certain exceptions, these indemnification agreements, among other things, require us to indemnify such directors and officers to the fullest extent permitted by Delaware law for certain expenses and against certain liabilities, including, among other things, attorneys’ fees, judgments, fines, and settlement amounts actually and reasonably paid or incurred by such director or officer in any action, suit, or proceeding arising out of their services as a director or officer, or any other company or enterprise to which the person provides services at our request. Subject to certain exceptions, these indemnification agreements will also require us to advance certain expenses (including attorneys’ fees and disbursements) actually and reasonably paid or incurred by such director and officer in advance of the final disposition of the action, suit or proceeding.

We also maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers.

We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act and is therefore unenforceable.

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Compensation Discussion and Analysis

Overview

This section explains the guiding principles and practices upon which our executive compensation program is based and the compensation paid to our “named executive officers.” Where relevant, the discussion below also reflects certain contemplated changes to our compensation programs that we intend to implement following the effectiveness of the registration statement of which this prospectus forms a part. For 2019, our named executive officers were:

•	Brian Chesky, President and Chief Executive Officer;

•	Dave Stephenson, Chief Financial Officer;

•	Belinda Johnson, Former Chief Operating Officer;

•	Aristotle Balogh, Chief Technology Officer; and

•	Greg Greeley, Former President of Homes.

Mr. Stephenson was appointed our Chief Financial Officer effective January 7, 2019. Ms. Johnson stepped down from her position as Chief Operating Officer and joined our board of directors effective March 1, 2020. Mr. Greeley resigned from his position as our President of Homes effective August 1, 2020, when he transitioned into a consulting role.

In 2019, we established a set of guiding principles for our compensation program, intended to ensure a strong link to our strategy and culture. These are described in the “ — Executive Compensation Philosophy and Objectives” subsection below.

2019 Compensation Highlights

The focus of this Compensation Discussion and Analysis is on 2019 compensation decisions and outcomes. The 2019 executive compensation program was designed to be consistent with our guiding principles, as summarized below:

•	No changes to base salaries for our named executive officers continuing from 2018.

•

Our semi-annual bonus program (in which all of our named executive officers participate other than Mr. Chesky) measured performance across a number of key operational priorities that are clear drivers of company performance and align with our focus on continued long-term value creation for all of our stakeholders. For 2019, there were two performance periods corresponding to the first and second halves of the calendar year. The maximum total bonus payout for 2019 was set at 100% of target, with the payout target capped at 50% of the annual target for both the first and second halves of 2019. The actual payouts were 70% of target and 75% of target for the first and second halves of the year, respectively, based on our achievement of pre-established performance measures resulting in a total payout for the year of 72.5% of target.

•

We emphasize equity compensation for our named executive officers (other than Mr. Chesky who already has significant equity holdings as a co-founder of the company) which we believe demonstrates a longer-term, ownership orientation.

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We provided a hiring bonus and new hire equity award for Mr. Stephenson upon his commencement of employment in January 2019. The new-hire compensation was calibrated to ensure we were able to secure his employment and to create strong ownership and alignment with our strategy and mission.

Preview of 2020 Compensation Decisions

In early 2020, as COVID-19 disrupted travel, our business declined significantly. Due to this crisis, we made the difficult decision to reduce the size of our workforce and made a number of changes to our executive compensation program, as summarized below:

•	Mr. Chesky declined any salary, and salaries for our other named executive officers were voluntarily reduced by 50% for a six-month period, effective April 1, 2020.

•

We further evolved our approach to short-term incentive design to more comprehensively and directly reflect our most critical stakeholder priorities. The program was set to include multiple metrics tied to each of our five stakeholders: hosts, guests, communities, employees, and shareholders. Due to the outbreak of COVID-19, we suspended the bonus program for the first half of 2020 for all executives and employees.

•

We delayed our annual equity grants to executives from March 2020 to July 2020. In addition, in response to the significant decrease in the fair market value of our common stock in the second quarter of 2020, we determined grant sizes based on a premium to the per share fair value of our stock on the grant date resulting in a smaller number of shares being awarded to our executives when compared to the grant sizes that would have been awarded using our historical methodology of grants based on the fair value of our stock on the grant date. Specifically, the number of options and RSUs granted were determined by converting the annual target grant values using a value that was 27.3% higher than the fair value on the date of grant. The exercise price for options was also set at a 27.3% premium to the fair market value of our common stock on the date of grant. Accordingly, these actions resulted in grants covering 27.3% fewer shares than our historical approach would have otherwise produced.

While our business has shown strong signs of recovery for the three months ended June 30, 2020, but below the growth rates we experienced before the COVID-19 pandemic, it is difficult to predict the ultimate impact of the COVID-19 pandemic on our business and, in turn, future pay decisions and outcomes at this time.

2019 Compensation

Executive Compensation Philosophy and Objectives

We believe that for us to be successful we must hire and retain executives that can continue to drive global growth in our business, operate with a holistic perspective in the service of all stakeholders, and create a highly creative, inclusive environment. Our executive compensation programs were designed to motivate, reward, attract, and retain high-caliber leaders and seek to align compensation with our stakeholder priorities and company performance. In 2019, our board of directors engaged with Semler Brossy Consulting Group (“Semler Brossy”), an independent compensation consultant, to formalize a set of principles to guide our compensation program design and decisions. To summarize these principles:

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Long-term alignment. Performance measurement, incentive goals, and individual performance assessments all clearly align with and support our long-term vision and alignment with stakeholders. They encourage a long-term timeframe, while acknowledging the competitive talent market realities.

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Ownership. We believe in the power of an owner’s mindset. Compensation programs encourage employees and executives to think and act like owners of their work and careers, their responsibility to all stakeholders, and Airbnb.

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Alignment across stakeholders. Our program design strives to balance interests and ensure alignment across all stakeholders. We are committed to directly tying short-term cash incentives to our performance against near-term stakeholder priorities. We believe this approach will lead to sustained value for all stakeholders over the long term.

•

Performance culture. Our pay programs support a culture of accountability and performance through the use of stretch company-based metrics in the short-term cash incentive plan and differentiated annual equity awards based on executive performance and contribution.

•	Pay equity. We are committed to the principle of pay equity and seek to be a leader on this front. We consistently monitor pay outcomes for any inequities and aggressively address any issues.

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Competitiveness. We are fortunate to have a mission that is attractive to a talented and diverse array of leaders. We want executives to come and stay with Airbnb because of our mission. However, we recognize that compensation needs to be compelling and competitive to attract and retain the talent necessary to meet our objectives.

•

Transparency. We will continue to provide a level of clarity and transparency about our compensation programs, frameworks and outcomes that reinforces our commitment to pay equity, empowers our employees, and fosters belonging.

Compensation and Governance Practices

We have established a number of policies and practices, listed below, to align the program with these principles and establish strong compensation governance:

What We Do

Practice	Description

Link Between Pay and Stakeholder Priorities	Performance measures for our bonus plan extend beyond traditional financial and operational goals. We directly tie pay outcomes to our most critical priorities, with the objective of creating alignment and accountability to all stakeholders.

Emphasis on Equity-Based Compensation	We believe that sustained, long-term stock price performance requires that we effectively serve all stakeholders. As such, other than with respect to Mr. Chesky who has not received regular annual equity awards, we seek to prioritize equity-based compensation and provide a significant portion of compensation in the form of stock options and RSUs.

Longer-Term Delivery	Equity compensation is structured to vest over a minimum period of four years, subject to limited exceptions. Stock options have a maximum 10-year term while our RSUs have a 7-year term.

“Clawback” Policy	We intend to adopt and maintain a clawback policy that would allow us to recover annual cash incentives, equity awards, or other amounts that may be paid in respect of awards in the event of certain acts of misconduct by our named executive officers.

Independent Compensation Consultant	Our board of directors engages an independent compensation consulting firm that provides us with no other services.

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What We Don’t Do

Practice	Description

No Hedging of Company Stock	Executive officers and members of the board of directors may not directly or indirectly engage in transactions intended to hedge or offset the market value of Airbnb stock owned by them.

No Tax Gross-ups	We do not provide tax gross-ups to our executive officers, other than nominal amounts provided to all employees in connection with Airbnb travel credits or in limited circumstances, such as in connection with relocations.

No “Single Trigger” Change in Control Provisions	Equity awards do not accelerate in connection with a change in control, unless the awards are not assumed or substituted.

No Special Benefit Plans for Executives	We do not have any special benefit or retirement plans that are exclusive to the executive population.

No Excessive Perquisites	We do not provide excessive perquisites for executives.

Determination of Compensation

Role of the board of directors and compensation committee. Historically, our board of directors has been responsible for overseeing all aspects of our executive compensation programs, including executive salaries, payouts under our semi-annual bonus plan, the size and structure of equity awards, and any executive perquisites. The board of directors also discusses and makes decisions with regards to our Chief Executive Officer’s compensation. Following the consummation of this offering, we expect that our board of directors will continue to be responsible for determining the compensation of our Chief Executive Officer, and the compensation committee will generally oversee our executive compensation program.

Role of compensation consultant. The board of directors has, and following this offering, the Compensation Committee will have the authority to engage its own advisors to assist in carrying out its responsibilities. In June 2019, the board of directors engaged Semler Brossy, who provided guidance regarding the amount and types of compensation that we provide to our executives, how our compensation practices compare to the compensation practices of other companies, including with respect to a peer group of companies developed in consultation with Semler Brossy, and other compensation-related matters. Semler Brossy reports directly to the board of directors, although Semler Brossy may meet with members of management for the purposes of gathering information on proposals that management may make to the board of directors. Semler Brossy does not provide any services to us other than the services provided to the board of directors.

Role of management. In setting compensation for 2019, our Chief Executive Officer and Vice President of Global Employee Experience worked closely with the board of directors in managing our executive compensation program and attended board of directors meetings. Our Chief Executive Officer made recommendations to the board of directors regarding compensation for our executive officers (other than himself) because of his daily involvement with our executive team. No executive officer participated directly in the final deliberations or determinations regarding his or her own compensation package.

Use of comparative market data. The board of directors assesses the competitiveness of each element of the executive officers’ total direct compensation, against the executive pay peer group, as discussed below.

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In developing this peer group, the board of directors took into account a number of factors, including:

•	Actual experience in the talent market (companies from which we source and potentially lose executive talent);

•	Scale and complexity (using revenue and valuation);

•	Geography (preference for companies with significant presence in the San Francisco Bay Area); and

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Company business characteristics (for example, comparably sized high-growth technology companies, technology-oriented gig economy companies, marketplace platforms, global operations, and other high growth indicators).

While the board of directors does not establish compensation levels solely based on a review of competitive data, it believes such data is a meaningful input to our compensation policies and practices in order to attract and retain qualified executive officers. The board of directors also considers a number of other factors, including: company performance relative to our stakeholder priorities, each executive’s impact and criticality to our strategy and mission, relative scope of responsibility and potential, individual performance and demonstrated leadership, and internal equity pay considerations.

After considering the above factors, our board of directors approved the following peer group for 2019 compensation decisions:

Peer Group for 2019 Pay Decisions
Adobe	Microsoft
Alphabet	PayPal Holdings
Amazon	Salesforce
Apple	Square
Box	Tripadvisor
eBay	Twitter
Expedia Group	VMware
Facebook	Workday
Intuit	Yelp

At the end of 2019, our compensation consultants presented to our board of directors a revised compensation peer group for 2020 compensation decisions. This peer group included the following changes aimed at ensuring the group continued to reflect the broader talent market and the evolving competitive landscape:

•	Added: Netflix, Uber, Lyft, ServiceNow, Pinterest, Slack, and Zoom Video Communications

•	Removed: Box, VMware, and Yelp

For 2020 pay decisions, the board of directors used a subset of the full peer group as the primary reference point. This subset excluded the five largest peers: Amazon, Alphabet, Apple, Facebook, and Microsoft. While these technology bellwether companies are clear and demonstrated talent competitors and we believe it is important to monitor their compensation practices, they were removed from the primary competitive comparison given their outsized scale.

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Elements of Our Executive Compensation Program

The primary elements of our named executive officers’ compensation and a brief description of each are:

Element	Description
Base Salary	Attracts and retains talented executives, recognizes individual roles and responsibilities and provides stable income
Semi-Annual Performance-Based Incentive Compensation	Semi-annual performance bonuses directly tied pay to key strategic priorities, which we believe will lead to sustained value for all stakeholders over the long term.
Equity-Based Long-Term Incentive Compensation	Equity compensation, provided in the form of stock options and RSUs, reinforces the importance of a long-term, ownership orientation, creates alignment with our stakeholders, and promotes retention. Equity-based compensation is the most significant portion of compensation for our executives, other than Mr. Chesky.

In addition, our named executive officers are eligible to participate in our health and welfare programs and our 401(k) plan on the same basis as our other employees. We also provide certain limited severance benefits, limited perquisites, and other benefits, which aid in attracting and retaining executive talent. Each of these elements of compensation for 2019 is described further below.

Base Salary

The base salary of each named executive officer, other than Mr. Chesky, is intended to align with the scope and complexity of their roles, their relative capabilities, and competitive market realities. Due to Mr. Chesky’s role as co-founder of the company and in consultation with Mr. Chesky, for 2019, the board of directors left unchanged his long-standing base salary of $110,000 per year, far below the base salary paid to the majority of similarly-situated executive officers at our peer group companies.

In 2019, there were no increases in base salaries for Mr. Chesky, Ms. Johnson, Mr. Balogh, or Mr. Greeley. Mr. Stephenson’s base salary was established in connection with his commencement of employment in 2019 and reflected arms’ length negotiations with him and the consideration of competitive market data by the board of directors. Our named executive officers’ 2019 base salaries were as follows:

Named Executive Officer	2019 Base Salary ($)
Brian Chesky	110,000
Dave Stephenson	600,000
Belinda Johnson	600,000
Aristotle Balogh	600,000
Greg Greeley	600,000

Our named executive officers did not receive any base salary increases for 2020. Further, in response to the challenges to our business resulting from the COVID-19 pandemic in 2020, Mr. Chesky declined any salary, and the salaries for our other named executive officers were voluntarily reduced by 50%, effective April 1, 2020 through September 30, 2020.

Cash Incentive Compensation

Approach to Short-Term Cash Incentive

Our short-term cash incentive plan has been designed to attract and retain key talent and reward executives based on performance against key strategic priorities. The incentive plan covers performance beyond company financial performance and includes broader operational and stakeholder priorities. The 2019 semi-annual cash incentive program (“2019 Bonus Plan”) focused on (i) foundational priorities including safety, platform, public-company readiness, team execution and (ii) business priorities including homes growth and quality, experiences growth and quality, and China growth and quality.

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For 2020, we further evolved our approach to short-term incentive design to more comprehensively and directly reflect our most critical stakeholder priorities. The program was set to include multiple metrics tied to each of our five stakeholders: hosts, guests, communities, employees, and shareholders. Due to the outbreak of COVID-19, we eliminated the cash incentive program for the first half of 2020 and will evaluate with our board of directors whether to implement a cash incentive program for the second half of 2020 based on company performance. Going forward, the company is committed to directly tying short-term cash incentive payouts to priorities across all stakeholders and ensuring strong alignment with our strategy and mission.

2019 Bonus Plan

For 2019, the board of directors approved the 2019 Bonus Plan. It provided for variable cash incentives, payable semi-annually, that were designed to motivate our named executive officers to focus on our strategic priorities. Upon Mr. Chesky’s request and in light of his holdings of our common stock, our board of directors excluded Mr. Chesky from the 2019 Bonus Plan. All of our other named executive officers participated in the 2019 Bonus Plan.

Targeted bonuses for our named executive officers, as a percentage of base salary, were as set forth below. Target bonus levels remained the same for Ms. Johnson, Mr. Balogh and Mr. Greeley in 2019 as compared to 2018. Mr. Stephenson’s target bonus was established in connection with his recruitment in late 2018 and the commencement of his employment in January 2019 and reflected arms’ length negotiations with him and the consideration of competitive market data by our board of directors.

Named Executive Officer	2019 Target Bonus as a Percentage of Base Salary (%)
Brian Chesky	N/A
Dave Stephenson	75
Belinda Johnson	75
Aristotle Balogh	75
Greg Greeley	75

Under the 2019 Bonus Plan, there were two performance periods corresponding to the first and second halves of the calendar year. Payouts under each of the performance periods are determined based on the product of: (i) 50% of the named executive officer’s annual base salary; (ii) his or her target annual bonus percentage; (iii) a company performance multiplier, determined based on the achievement of pre-established corporate goals; and (iv) as applicable, a proration percentage reflecting the number of days the named executive officer was actively employed during the performance period. Individual performance was not considered in determining payouts under the 2019 Bonus Plan.

Both performance periods measured objectives that the board of directors believed were clear drivers of company performance and align with our focus on continued long-term value creation for all of our stakeholders. The board of directors used the same structure for all bonus participants, including our participating named executive officers, to focus the company on a common set of performance objectives. The performance metrics, goals and corresponding weightings for each performance period were established at the beginning of such performance period based on our management’s and our board of directors’ assessment of our strategic priorities and their relative importance for such performance period, taking into account relevant factors at the time, including then-current company strategy, performance and business environment. We have not disclosed the specific goals for performance metrics because no single metric has a material impact on the compensation paid to our named executive officers other than metrics related to Homes Growth and Quality, which we have excluded because we believe

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their disclosure would cause substantial competitive harm, and, for the second half of 2019, the metric used to measure profitability, which we disclose below. Each of the goals under our 2019 Bonus Plan was set by our board of directors at a level it determined would require substantial effort to be achieved, such that the goals could not be achieved with average or below average performance.

First Half 2019 Performance Period

Based on performance against pre-established goals as set forth in the table below, the board of directors approved the first half company achievement at 70% of target.

Company Priority	Examples of Metrics Considered	Weighting	Achievement	Payout
Safety	• Guest and host identity verification goals • Launch of hotline for safety and urgent issues	7.5%	100%	7.5%
Airbnb Platform	• Infrastructure and site performance improvements	7.5%	80%	6%
Public Company Readiness	• Financial systems infrastructure migration • Financial reporting consistent with SEC timelines	7.5%	87%	6.5%
Team Execution	• Recruiting milestones • Diversity priorities	7.5%	87%	6.5%
Homes Growth & Quality	• Active booked listings growth • First time nights bookings growth	55%	52%	28.5%
Experiences Growth & Quality	• Improved landing page • New experiences added to platform	7.5%	100%	7.5%
China Growth & Quality	• Origin nights booked growth	7.5%	100%	7.5%

Total		100%		70%

Based on our achievement during the first half performance period of the 2019 Bonus Plan, our named executive officers were awarded bonuses as follows:

Named Executive Officer	50% of Annual Base Salary ($)	Target Annual Bonus (%)	First Half Percentage Achievement (%)	Service Proration (%)	First Half Performance Period Bonus Payout ($)
Dave Stephenson	300,000	75%	70%	97%	152,303
Belinda Johnson	300,000	75%	70%	100%	157,500
Aristotle Balogh	300,000	75%	70%	100%	157,500
Greg Greeley	300,000	75%	70%	100%	157,500

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Second Half 2019 Performance Period

Based on performance against pre-established goals as set forth in the table below, the board of directors approved the second half company achievement at performance multiplier at 75% of target.

Company Priority	Examples of Metrics Considered	Weighting	Achievement		Payout
Safety	• Improved speed to answer and time to resolution	5%	100%		5%
Airbnb Platform	• Site availability and downtime minutes • Continued service-oriented architecture migration	15%	80%		12%
Public Company Readiness	• Financial reporting consistent with SEC guidelines	7.5%	93%		7%
Team Execution	• Recruiting milestones • Diversity priorities	7.5%	100%		7.5%
Homes Growth & Quality	• Active booked listings growth • Total nights booked growth	35%	81%		28.5%
Experiences Growth & Quality	• Launch of new categories • Seats booked growth	7.5%	100%		7.5%
China Growth & Quality	• Origin nights booked	7.5%	100%		7.5%
Profitability	• 2019 Adjusted EBITDA(1) performance relative to outlook as of June 30, 2019.	15%	0	%(2)	0%

Total		100%			75%

(1)

Adjusted EBITDA is calculated as: net income or loss adjusted for (i) provision for income taxes; (ii) interest income, interest expense and other income (expense), net; (iii) depreciation and amortization; (iv) stock-based compensation expense; and (v) net changes to the reserves for lodging taxes for which management believes it is probable that we may be held jointly liable with hosts for collecting and remitting such taxes.

(2)	Adjusted EBITDA achieved for 2019 was $(253.3) million, which was below the Adjusted EBITDA outlook as of June 30, 2019.

Based on our achievement during the second half performance period of the 2019 Bonus Plan, our named executive officers were awarded bonuses as follows:

Named Executive Officer	50% of Annual Base Salary ($)	Target Annual Bonus (%)	Second Half Percentage Achievement (%)	Service Proration (%)	Second Half Performance Period Bonus Payout ($)
Dave Stephenson	300,000	75%	75%	100%	168,750
Belinda Johnson	300,000	75%	75%	100%	168,750
Aristotle Balogh	300,000	75%	75%	100%	168,750
Greg Greeley	300,000	75%	75%	100%	168,750

Hiring Bonuses

In connection with his commencement of employment in 2019, Mr. Stephenson was eligible to receive a one-time cash hiring bonus in an aggregate amount of $2,400,000. 50% of his hiring bonus was paid following his employment commencement date, and 50% of his hiring bonus was paid shortly after January 7, 2020, the first anniversary of his employment commencement date. In the event of Mr. Stephenson’s termination of employment for any reason other than by the company without Cause or his resignation for Good Reason (each, as defined in his offer letter) prior to January 7, 2020, Mr. Stephenson would have been obligated to repay a pro rata portion of the first installment of the hiring bonus, and in the event of his termination of employment for any reason other than by the company without Cause or his resignation for Good Reason prior to January 7, 2021, he will be obligated to repay a pro rata portion of the second installment of the hiring bonus.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

In connection with his commencement of employment in 2018, we agreed to pay to Mr. Balogh a signing bonus of $675,000, which bonus was intended to compensate him for the value of equity awards granted to him by his previous employer that were forfeited and was paid in January 2019.

Equity Compensation

Equity compensation reinforces the importance of a long-term, ownership orientation, creates alignment with our stakeholders, and promotes retention. Equity-based compensation is the most significant portion of compensation for our named executive officers, other than Mr. Chesky.

We grant stock options and RSUs to our executives, covering shares of our Class B common stock. Stock options only provide value to executives when the stock price increases. We believe that stock price growth will only happen in a meaningful and sustained way if we are successful in creating value across all of our core stakeholders. Their 10-year term further promotes a long-term orientation. RSUs have a 7-year term and promote ownership, alignment with stockholders, and retention.

Our stock options generally vest over four years, subject to continued service. Our RSUs generally have both service-based and liquidity-based vesting conditions. The service-based vesting period for these awards is typically four years with quarterly vesting over the four-year period, subject to continued service. The liquidity-based vesting condition is generally satisfied on the first to occur of (i) the date that is the earlier of (x) the first quarterly vesting date after the six-month anniversary of an initial public offering with respect to RSUs granted under our 2008 Plan or the first quarterly vesting date after the expiration of the lock-up period after the effective date of an initial public offering with respect to RSUs granted under our 2018 Plan or (y) February 25 of the calendar year following the year in which the registration statement was declared effective; or (ii) a change in control of the company. The liquidity-based vesting condition of such RSUs will be satisfied following the consummation of the offering to which this prospectus relates.

2019 Equity Grants

Annual Equity Grants

We made annual equity grants to our executives in March 2019. Of our named executive officers, only Ms. Johnson received an annual grant, which consisted of an option to purchase 148,750 shares of common stock and an award of 24,791 RSUs. The option vests as to 6.25% of the shares subject to the option on May 25, 2019 and each of the first three quarterly anniversaries thereafter, and as to 1/48th of the shares subject to the option on each monthly anniversary thereafter, subject to Ms. Johnson’s continued service with us. The service-based vesting condition of Ms. Johnson’s RSUs was satisfied as to 6.25% of the RSUs on May 25, 2019 and each quarterly anniversary thereafter, subject to Ms. Johnson’s continued service with us, and the liquidity-based vesting condition for her RSUs is as set forth above. With respect to annual grants to our continuing executives, including Ms. Johnson, the Chief Executive Officer reviewed a number of factors and considerations (see the subsection titled “ — Determination of Compensation” above) for each executive and established specific recommendations for the consideration of the board of directors.

Mr. Chesky did not receive any equity awards in 2019 due to his substantial equity holdings as a co-founder of the company.

Messrs. Balogh and Greeley received new hire awards in 2018 that were intended to cover their 2019 annual grants, and therefore did not receive equity grants in 2019. Mr. Stephenson received a new hire award in connection with his commencement of employment in 2019 that was also intended to cover the annual equity grants he would have received in 2019, as described below.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

New Hire Equity Grants

In 2019, we made a new hire equity grant of 142,857 RSUs to Mr. Stephenson, who commenced employment in January 2019. Such award was intended to cover both a new hire incentive and the 2019 annual grant he otherwise would have received in March 2019. The service-based vesting condition for Mr. Stephenson’s RSUs was satisfied as to 1/4th of the RSUs on February 25, 2020, and will be satisfied as to 1/16th of the RSUs on each quarterly anniversary thereafter, subject to his continued service with us. The liquidity-based vesting condition for the RSUs is satisfied as described above.

2020 Equity Grants

In 2020, we made equity grants to certain of our named executive officers. As described above under the subsection titled “ — 2019 Compensation Highlights,” our 2020 annual grants were delayed from March 2020 to July 2020, and grant sizes were determined based on a premium per share stock price. This resulted in smaller grants being made to our named executive officers when compared to the grant sizes that would have been awarded using our historical methodology. On July 7, 2020, we granted 49,777 and 55,999 RSUs subject to both service-based and liquidity-based vesting conditions to Messrs. Stephenson and Balogh, respectively. The service-based vesting condition for each of the RSUs granted to Messrs. Stephenson and Balogh is satisfied as to 1/16th of the RSUs on each quarterly anniversary of February 25, 2020, subject to the executive’s continued service with us. The liquidity-based vesting condition for the RSUs will be satisfied as described above.

On March 24, 2020, in connection with Ms. Johnson’s appointment to our board of directors, we granted her an option to purchase 15,555 shares of Class B common stock and 518 RSUs, as described in more detail under the subsection titled “ — Belinda Johnson Board Transition Letter.” On July 7, 2020, we also granted RSUs subject to both service-based and liquidity-based vesting conditions to our non-employee directors under our non-employee director compensation policy, including 4,257 RSUs to Ms. Johnson. The service-based vesting condition for the RSUs granted to Ms. Johnson is satisfied as to 1/4th of the RSUs on each quarterly anniversary of May 25, 2020, subject to her continued service with us. The liquidity-based vesting condition for the RSUs will be satisfied as described above.

2020 Incentive Award Plan

We intend to adopt a 2020 Incentive Award Plan (“2020 Plan”) in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2020 Plan will be effective on the day prior to the date the registration statement relating to this prospectus becomes effective. For additional information about the 2020 Plan, please see the section titled “2020 Incentive Award Plan” below.

Perquisites and Other Benefits

We do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, with the exception of the benefits below, we do not generally provide perquisites to our executive officers.

As a result of Mr. Chesky’s profile as our Chief Executive Officer, we engaged a third-party consulting firm to perform an assessment of Mr. Chesky’s security risks, which concluded that there is a bona fide business-oriented security concern with respect to Mr. Chesky warranting a security program for him. Consistent with such assessment, we maintain a security program pursuant to which we pay for costs related to security for Mr. Chesky during certain hours at his personal residence and during certain personal travel, including the use

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

of a leased car and a driver, who also acts as security detail for Mr. Chesky. Since limited aspects of this program provide direct and indirect benefits to Mr. Chesky personally and despite the overarching business purpose of the program, the costs of this program attributable to security at his personal residence or during personal travel are reported in our “2019 Summary Compensation Table” below as “All Other Compensation” for Mr. Chesky.

In connection with his commencement of employment, we also agreed to provide certain travel reimbursements to Mr. Stephenson. In addition, he will be eligible to receive reimbursement for reasonable relocation expenses at the time of his relocation to the San Francisco Bay Area.

All employees, including our named executive officers, are provided an employee travel coupon up to $500 at the beginning of each calendar quarter, as well as an additional amount intended to serve as a tax gross-up on the value of the travel coupon.

Tax Gross-Ups. We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company, other than nominal amounts provided to all employees in connection with the employee travel coupon, as described above.

Health and Welfare and Retirement Benefits

Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental, and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance; and

•	life and accidental death and disability insurance.

401(k) Plan. We currently maintain a 401(k) retirement savings plan for our U.S. employees, including our named executive officers, who satisfy certain eligibility requirements. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage of the employee contributions, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making fully vested matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Severance Benefits

We are party to offer letters with each of our named executive officers, which in certain cases, provide for limited severance benefits and payments upon qualifying terminations. We also entered into a severance agreement with Mr. Greeley in connection with his separation from us effective August 1, 2020 and a board transition letter with Ms. Johnson in connection with her transition from our Chief Operating Officer to a non-employee director effective March 1, 2020. A description of these arrangements is set forth under the subsection titled “ — Employment Agreements” below, and information on the estimated payments and benefits that our named executive officers would have been eligible to receive as of December 31, 2019, is set forth in the subsection titled “ — Potential Payments Upon Termination or Change in Control” below.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Company Policies Regarding Hedging/Pledging

Executive officers and members of the board of directors may not directly or indirectly engage in transactions intended to hedge or offset the market value of Airbnb stock owned by them.

Tax and Accounting Considerations

As a general matter, our board of directors reviews and considers the various tax and accounting implications of compensation programs we utilize.

Deductibility of Executive Compensation. Section 162(m) of the Code denies a publicly-traded corporation a federal income tax deduction for remuneration in excess of $1 million per year per person paid to executives designated in Section 162(m) of the Code, including, but not limited to, its chief executive officer, chief financial officer, and the next three highly compensated executive officers. However, we believe that maintaining the discretion to provide compensation that is non-deductible allows us to provide compensation tailored to the needs of our company and our named executive officers and is an important part of our responsibilities and benefits our stockholders.

Accounting for Stock-Based Compensation. We follow Financial Accounting Standard Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation (“ASC Topic 718”) for our stock-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based awards made to employees and directors, including stock options and RSUs, based on the grant-date fair value of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards.

Executive Compensation Tables

2019 Summary Compensation Table

The following table contains information about the compensation earned by each of our named executive officers during 2019.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Brian Chesky	2019	110,000	—		—	—	—	310,982	420,982
President and Chief Executive Officer
Dave Stephenson(4)	2019	588,462	1,200,000	(5)	17,115,697	—	321,053	8,897	19,234,109
Chief Financial Officer
Belinda Johnson	2019	600,000	3,000	(6)	3,124,906	9,775,424	326,250	11,368	13,840,948
Former Chief Operating Officer
Aristotle Balogh	2019	600,000	675,000	(7)	—	—	326,250	11,369	1,612,619
Chief Technology Officer
Greg Greeley	2019	600,000	—		—	—	326,250	10,764	937,014
Former President of Homes

(1)

Amounts reflect the grant-date fair value of stock awards and option awards granted during 2019 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. During 2019, Mr. Stephenson and Ms. Johnson were granted RSUs that are subject to both service-based and liquidity-based vesting conditions. The grant-date fair value of RSUs granted in 2019 reported in the table above assumes achievement of the liquidity-based vesting condition. Note that while the grant-date fair value assuming achievement of the liquidity-based vesting condition is included in the table

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

above, the achievement of the liquidity-based vesting condition was not deemed probable on the date of grant. See Note 12 to our consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating these values.

(2)

Amounts reflect payouts under each of the semi-annual performance periods under the 2019 Bonus Plan. Please see the description of the 2019 Bonus Plan under “Cash Incentive Compensation — 2019 Bonus Plan” above.

(3)	The following table provides the amounts of other compensation, paid to, or on behalf of, named executive officers during 2019 included in the “All Other Compensation” column.

Name	401(k) Matching Contributions ($)	Security Costs ($)(a)	Travel Coupons ($)	Travel Coupons- Gross-Up ($)	Total ($)
Brian Chesky	—	307,797	2,000	1,185	310,982
Dave Stephenson	5,197	—	2,000	1,700	8,897
Belinda Johnson	8,400	—	2,000	969	11,369
Aristotle Balogh	8,400	—	2,000	969	11,369
Greg Greeley	8,068	—	2,000	696	10,764

a. Represents personal security costs paid on behalf of Mr. Chesky by the company during 2019, including the costs of a leased vehicle, driver, and security detail, in each case, attributable to security at his personal residence or during personal travel.

(4)	Mr. Stephenson commenced employment on January 7, 2019.

(5)	Amount represents the portion of the hiring bonus paid to Mr. Stephenson in 2019 in connection with his commencement of employment.

(6)	Amount represents a one-time bonus paid to Ms. Johnson under a broad-based employee incentive program.

(7)	Amount represents a signing bonus paid to Mr. Balogh in 2019 in connection with his commencement of employment in November 2018.

Grants of Plan-Based Awards in 2019

The following table provides information relating to grants of plan-based awards made to our named executive officers during 2019. Mr. Chesky did not receive any grants of plan-based awards in 2019.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price Per Share of Option Awards ($/Share)	Grant- Date Fair Value of Stock and Option Awards ($)(3)
Name	Grant Date		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Dave Stephenson	2/20/2019	(4)		443,250	443,250		142,857	142,857				17,115,697
Belinda Johnson				450,000	450,000
	3/21/2019	(5)					24,791	24,791				3,124,906
	3/21/2019	(6)								148,750	126.05	9,775,424
Aristotle Balogh				450,000	450,000
Greg Greeley				450,000	450,000

(1)

Represents potential payouts under the 2019 Bonus Plan. Target and maximum amounts assume full achievement of all goals. For additional detail on the 2019 Bonus Plan, please see “Cash Incentive Compensation – 2019 Bonus Plan” above.

(2)

Represent RSUs that vest based on the satisfaction of both a service-based vesting condition and a liquidity-based vesting condition. The liquidity-based vesting condition is generally satisfied on the first to occur of (i) the date that is the earlier of (x) the first quarterly vesting date after the six-month anniversary of an initial public offering with respect to RSUs granted under our 2008 Plan or the first quarterly vesting date after the expiration of the lock-up period after the effective date of an initial public offering with respect to RSUs granted under our 2018 Plan or (y) February 25 of the calendar year following the year in which the registration statement was declared effective; or (ii) a change in control of the company.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

(3)

The amounts shown represent the grant-date fair value per share determined in accordance with ASC Topic 718, multiplied by the number of shares, assuming achievement of the liquidity-based condition. During 2019, Mr. Stephenson and Ms. Johnson were granted RSUs that are subject to both service-based and liquidity-based vesting conditions. Note that while the grant-date fair value assuming achievement of the liquidity-based vesting condition is included in the table above, the achievement of the liquidity-based vesting condition was not deemed probable on the date of grant. See Note 12 to our consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating these values.

(4)

The service-based vesting condition for Mr. Stephenson’s RSUs was satisfied as to 1/4th of the RSUs on February 25, 2020 and is satisfied as to 1/16th of the RSUs on each quarterly anniversary thereafter, subject to his continued service with us.

(5)

The service-based condition of Ms. Johnson’s RSUs was satisfied as to 6.25% of the RSUs on May 25, 2019 and is satisfied as to 6.25% of the RSUs on each quarterly anniversary thereafter, subject to Ms. Johnson’s continued service with us.

(6)

The option vested as to 6.25% of the shares subject to the option on May 25, 2019 and each of the first three quarterly anniversaries thereafter, and vests as to 1/48th of the shares subject to the option on each monthly anniversary thereafter, subject to Ms. Johnson’s continued service with us.

Outstanding Equity Awards at Year-End Table

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2019.

			Option Awards				Stock Awards(1)

Name	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Brian Chesky			4,596,294	—	6.37	2/17/2024
Dave Stephenson	2/25/2020	(3)					142,857	17,008,554
Belinda Johnson			41,322	—	1.98	12/1/2021
			819,236	—	1.98	12/1/2021
			193,340	—	59.91	11/30/25
	2/25/2017	(4)	121,428	50,001	105.00	4/19/27
	2/25/2018	(4)	81,845	96,727	105.40	3/22/28
	2/25/2019	(5)	27,890	120,860	126.05	3/21/2029
	11/25/2015	(3)					32,223	3,836,470
	11/25/2015	(6)					128,893	15,346,001
	2/25/2017	(3)					28,571	3,401,663
	2/25/2018	(3)					29,762	3,543,464
	2/25/2019	(7)					24,791	2,951,616
Aristotle Balogh	5/25/2019	(8)	23,809	90,476	119.81	11/13/2028
	11/25/2018	(9)					190,476	22,678,073
	5/25/2019	(7)					19,047	2,267,736
Greg Greeley	3/12/2018	(10)		238,095	105.40	3/15/2028
	3/12/2018	(11)		238,095	105.40	3/15/2028
	3/12/2018	(12)		71,428	105.40	3/15/2028
	5/25/2018	(3)					238,095	28,347,591
	5/25/2018	(13)					54,762	6,519,964

(1)

Represent RSUs that vest based on the satisfaction of both a service-based vesting condition and a liquidity-based vesting condition. The liquidity-based vesting condition is generally satisfied on the first to occur of (i) the date that is the earlier of (x) the

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

first quarterly vesting date after the six-month anniversary of an initial public offering with respect to RSUs granted under our 2008 Plan or the first quarterly vesting date after the expiration of the lock-up period after the effective date of an initial public offering with respect to RSUs granted under our 2018 Plan or (y) February 25 of the calendar year following the year in which the registration statement was declared effective; or (ii) a change in control of the company.

(2)	Amounts are calculated by multiplying the number of shares shown in the table by $119.06, the fair market value of our common stock as of December 31, 2019, as determined by the board of directors.

(3)

The service-based vesting condition of the RSUs is satisfied as to 25% of the RSUs on the first anniversary of the vesting commencement date, and as to 1/16th of the RSUs on each quarterly anniversary thereafter, subject to the executive’s continued service with us.

(4)

The option vests as to 25% of the shares subject to the option on the first anniversary of the vesting commencement date and as to 1/48th of the shares on each monthly anniversary thereafter, subject to the executive’s continued service with us.

(5)

The option vests as to 1/16th of the shares subject to the option on each quarterly anniversary of the vesting commencement date and as to 1/48th of the shares on each monthly anniversary thereafter, subject to the executive’s continued service with us.

(6)

The service-based vesting condition of the RSUs is satisfied as to 1/8th of the RSUs on each quarterly anniversary of the vesting commencement date, subject to the executive’s continued service with us.

(7)

The service-based vesting condition of the RSUs is satisfied as to 1/16th of the RSUs on each quarterly anniversary of the vesting commencement date, subject to the executive’s continued service with us.

(8)

The option vests as to 6.25% of the shares subject to the option on the vesting commencement date and as to 1/48th of the shares subject to the option on each monthly anniversary thereafter, subject to the executive’s continued service with us.

(9)

The service-based vesting condition of the RSUs is satisfied as to (i) 40% of the RSUs on the first anniversary of the vesting commencement date, (ii) 7.5% of the RSUs on each of the next four subsequent quarterly anniversaries thereafter, and (iii) 2.5% of the RSUs on each of the next four subsequent quarterly anniversaries thereafter, in each case, subject to the executive’s continued service with us.

(10)

The option vests as to 25% of the shares subject to the option on the second anniversary of the vesting commencement date and the remaining shares will vest in 36 substantially equal installments on each monthly anniversary thereafter, subject to the executive’s continued service with us.

(11)

The option vests as to 25% of the shares subject to the option on the third anniversary of the vesting commencement date and the remaining shares will vest in 36 substantially equal installments on each monthly anniversary thereafter, subject to the executive’s continued service with us.

(12)

The option vests as to 25% of the shares subject to the option on the fourth anniversary of the vesting commencement date and the remaining shares will vest in 36 substantially equal installments on each monthly anniversary thereafter, subject to the executive’s continued service with us.

(13)

The service-based vesting condition of the RSUs is satisfied as to 4/15th of the RSUs on the fourth anniversary of the vesting commencement date and as to 1/15th of the RSUs on each quarterly anniversary thereafter, subject to the executive’s continued service with us.

Option Exercises and Stock Vested

In 2019, none of our named executive officers exercised any options, and no stock awards vested.

Pension Benefits

We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

Employment Agreements

We are a party to offer letters with each of our named executive officers. These agreements provide for at-will employment and generally include the named executive officer’s initial base salary, initial target bonus, initial equity award grants, and standard benefit plan eligibility. In addition, certain offer letters provide for payments in the event of qualifying terminations of employment, as described below. Any such severance benefits are limited in the size of the benefit or the duration for which they are effective, and Ms. Johnson’s and Mr. Balogh’s offer letters do not provide for any such payments and benefits. Any potential payments and benefits due upon a termination of employment or a change in control of us are quantified below in the subsection titled “ — Potential Payments upon Termination or Change in Control.”

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

We also entered into a severance agreement with Mr. Greeley in connection with his separation from us effective August 1, 2020 and a board transition letter with Ms. Johnson in connection with her transition from our Chief Operating Officer to non-employee director effective March 1, 2020, each of which are described below.

Brian Chesky Offer Letter

We entered into an offer letter with Mr. Chesky in July 2008. Mr. Chesky’s offer letter provides that in the event that his employment is terminated without Cause or he resigns due to a Constructive Termination (each, as defined in his offer letter), Mr. Chesky will receive a lump sum payment equal to three months of his then-current base salary and three months of benefit continuation. Such payments and benefits are subject to Mr. Chesky’s execution of a release of claims against the company.

Dave Stephenson Offer Letter

We entered into an offer letter with Mr. Stephenson in connection with his commencement of employment in January 2019 as our Chief Financial Officer. Mr. Stephenson’s offer letter provides for an initial base salary of $600,000, an initial target bonus of 75% of his base salary, and a one-time hiring bonus in the aggregate amount of $2,400,000. 50% of his hiring bonus was paid following his employment commencement date, and 50% of his hiring bonus was paid following the first anniversary of his employment commencement date. In the event of Mr. Stephenson’s termination of employment for any reason other than by the company without Cause or his resignation for Good Reason (each, as defined in his offer letter) prior to January 7, 2020, Mr. Stephenson would have been obligated to repay a pro rata portion of the first installment of the hiring bonus, and in the event of his termination of employment for any reason other than by the company without Cause or his resignation for Good Reason prior to January 7, 2021, he will be obligated to repay a pro rata portion of the second installment of the hiring bonus.

Pursuant to his offer letter, Mr. Stephenson received new hire RSUs covering 142,857 shares that is subject to a service-based vesting condition and a liquidity-based vesting condition. The liquidity-based vesting condition is satisfied upon certain events as described above under “Equity Compensation.” The service-based vesting condition for Mr. Stephenson’s RSUs is satisfied as to 1/4th of the RSUs on February 25, 2020, and as to 1/16th of the RSUs on each quarterly anniversary thereafter, subject to his continued service with us.

In the event of Mr. Stephenson’s termination from the company without Cause or for Good Reason, in either case, was prior to February 26, 2020, Mr. Stephenson would have been entitled to receive either, as determined in the company’s sole discretion: (i) a cash payment equal to $4,000,000 or (ii) acceleration of the service-based vesting of 38,095 shares subject to Mr. Stephenson’s RSUs. Such payment or benefit is subject to Mr. Stephenson’s execution of a release of claims against the company.

Greg Greeley Offer Letter

We entered into an offer letter with Mr. Greeley in February 2018. Mr. Greeley’s offer letter provides that in the event of his termination without Cause or his resignation for Good Reason (each, as defined in his offer letter) prior to the second anniversary of his employment commencement date, he will be eligible to receive, in the company’s discretion, either (i) a lump sum payment equal to $12,500,000 less the product of $520,833 and the number of months Mr. Greeley was employed by the company or (ii) acceleration of the service-based vesting of a number of RSUs equal to 119,048 less the product of 4,960 shares and the number of months Mr. Greeley was employed by the company, provided that if the termination date occurred prior to the initial one year cliff time-vesting date of his new hire RSUs, the accelerated share

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

number would be 119,048 shares. Such payment or benefit is subject to Mr. Greeley’s execution of a release of claims against the company.

Greg Greeley Severance Agreement

We entered into a severance agreement with Mr. Greeley, pursuant to which he transitioned from our President of Homes to a consulting role with us effective August 1, 2020 for a period ending on November 26, 2020. Under the severance agreement, in exchange for a release of claims against the company and his continued services through the consulting period, Mr. Greeley will receive: (i) a lump sum payment in the amount of $600,000; (ii) payment of continued healthcare premiums for up to twelve months following his termination date; and (iii) in consideration for Mr. Greeley’s agreement to a non-compete covenant for twelve months following his termination date, Mr. Greeley’s option to purchase 238,095 shares of Class B common stock that was originally to commence vesting in March 2021 was amended to remove the one-year cliff such that the option will be deemed to instead vest monthly from March 12, 2020 through the end of the consulting period. In addition, Mr. Greeley’s continued consulting services to the company will be deemed to be services satisfying the service-based vesting condition on his outstanding equity awards.

Belinda Johnson Board Transition Letter

We entered into a board transition letter with Ms. Johnson in connection with her transition from our Chief Operating Officer to a non-employee member of the board of directors, pursuant to which she agreed to forfeit each outstanding RSU for which the service-based requirement was not satisfied and the unvested shares subject to her outstanding options, in each case, as of March 1, 2020. In connection with her appointment to the board of directors, we also granted to Ms. Johnson 518 RSUs, for which the service-based vesting condition was satisfied in full on May 25, 2020, and an option to purchase 15,555 shares of Class B common stock that vests as to 1/24th of the underlying shares on each monthly anniversary of March 1, 2020, subject to her continued service with us. The liquidity-based vesting condition for Ms. Johnson’s RSUs is satisfied upon certain events as described above under “Equity Compensation.”

New Employment Arrangements

In connection with the offering, we intend to enter into new employment arrangements with our continuing named executive officers, which will supersede their current employment arrangements in their entirety.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Potential Payments Upon Termination or Change in Control

The table below quantifies certain compensation and benefits that would have become payable to each of our named executive officers if his or her employment had terminated on December 31, 2019, as a result of each of the termination scenarios described below.

Named Executive Officer	Termination Scenario(1)	Severance ($)		Continued Healthcare ($)		Total ($)
Brian Chesky	Termination without Cause or Constructive Termination	27,500	(2)	3,000	(3)	30,500
Dave Stephenson	Termination without Cause or Resignation for Good Reason	4,000,000	(4)	—		4,000,000
Belinda Johnson	Termination without Cause or Resignation for Good Reason	—		—		—
Aristotle Balogh	Termination without Cause or Resignation for Good Reason	—		—		—
Greg Greeley(5)	Termination without Cause or Resignation for Good Reason	1,041,674	(6)	—		1,041,674

(1)

In addition to the severance benefits provided under certain named executive officers’ offer letters, as described above, under our 2008 Plan and our 2018 Plan, in the event of a change in control of the company where outstanding awards are not assumed or substituted, all awards will vest in full. In such event, the value of the accelerated equity that our named executive officers would receive are as follows: Mr. Chesky: $0; Mr. Stephenson: $17,008,554; Ms. Johnson: $31,103,519, which includes $23,624,598 in respect of RSUs for which the service-based vesting condition was satisfied as of December 31, 2019; Mr. Balogh: $24,945,809, which includes $9,354,544 in respect of RSUs for which the service-based vesting condition was satisfied as of December 31, 2019; and Mr. Greeley: $42,348,016, which includes $10,630,271 in respect of RSUs for which the service-based vesting condition was satisfied as of December 31, 2019. The value of accelerated options is calculated by multiplying (i) the number of shares accelerated by (ii) any positive excess of $119.06, the fair market value of our Class B common stock as of December 31, 2019, over the applicable exercise price, and the value of accelerated RSUs is calculated by multiplying the number of RSUs accelerated by $119.06, the fair market value of our Class B common stock as of December 31, 2019.

(2)	Represents three months of Mr. Chesky’s annual base salary.

(3)	Represents three months of the cost of benefit continuation for Mr. Chesky.

(4)

Assumes the company elected to provide a cash severance payment. In the event the company elected to accelerate the service-based vesting of 38,095 RSUs, the value of such accelerated shares would have been $4,535,590 based on the estimated fair market value of the company’s common stock on December 31, 2019.

(5)

Amounts represent payments and benefits for which Mr. Greeley would have been eligible assuming an applicable termination on December 31, 2019 pursuant to his offer letter. A description of the benefits under Mr. Greeley’s separation agreement entered into in connection with his actual termination on August 1, 2020 is provided in the narrative above.

(6)

Assumes the company elected to provide a cash severance payment equal to $12,500,000 less the product of $520,833 and the number of months Mr. Greeley was employed by the company as of December 31, 2019. In the event the company elected to accelerate the service-based vesting of a number of shares subject to Mr. Greeley’s RSUs equal to 119,048 less the product of 4,960 shares and the number of months Mr. Greeley was employed by the company as of December 31, 2019, the value of such accelerated shares would have been $1,182,028 based on the estimated fair market value of the company’s common stock on December 31, 2019.

Equity Plans

2008 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2008 Plan, effective as of July 13, 2008, and the 2008 Plan has been subsequently amended on multiple occasions. The 2008 Plan provides for the grant of incentive stock options, or ISOs, nonqualified stock options, or NSOs, restricted stock and RSUs covering our Class B common stock. As of September 30, 2020, options to purchase             shares of our common stock at a weighted-average exercise price per share of $     and             RSUs remained outstanding under the 2008 Plan. In connection with the adoption of our 2018 Equity Incentive Plan, we ceased granting awards under the 2008 Plan; however, outstanding awards under the 2008 Plan continue to be governed by its existing terms.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Administration. Our board of directors or a committee thereof appointed by our board of directors has the authority to administer the 2008 Plan and the awards granted under it. The administrator’s authority includes the authority to select the service providers to whom awards will be granted under the 2008 Plan, the number of shares to be subject to those awards under the 2008 Plan, and the terms and conditions of the awards granted. In addition, the administrator has the authority to construe and interpret the 2008 Plan and to prescribe, amend and rescind rules and regulations relating to the 2008 Plan.

Awards. The 2008 Plan provides that the administrator may grant or issue options, including ISOs and NSOs, restricted stock and RSUs to employees, consultants and directors; provided that only employees may be granted ISOs.

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Stock Options. The 2008 Plan provides for the grant of ISOs or NSOs. ISOs may be granted only to employees. NSOs may be granted to employees, directors or consultants. The exercise price of ISOs granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value per share of our common stock on the date of grant, and the exercise price of ISOs granted to any other employees may not be less than 100% of the fair market value per share of our common stock on the date of grant. The exercise price of NSOs to employees, directors or consultants may not be less than 85% of the fair market value per share of our common stock on the date of grant.

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Restricted Stock Awards. The 2008 Plan provides for the grant of restricted stock awards. Each restricted stock award will be governed by a restricted stock award agreement, which will detail the restrictions on transferability, risk of forfeiture and other restrictions the administrator approves. In general, restricted stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered until restrictions are removed or expire. Holders of restricted stock, unlike recipients of other equity awards, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

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Restricted Stock Units. The 2008 Plan provides that we may issue RSUs which may be settled in either cash or common stock. Each RSU award will be governed by a restricted stock unit award agreement that will set forth any vesting conditions based on continued employment or service or on performance criteria established by the administrator. Unlike restricted stock, stock underlying RSUs will not be issued until the restricted stock units have vested, and recipients of RSUs generally will have no rights as a stockholder prior to the time when vesting conditions are satisfied.

Adjustments of Awards. In the event that the number of outstanding shares of the company’s Class B common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the company without consideration, then the number of shares reserved for issuance under the plan, the exercise or purchase prices of and shares subject to outstanding awards will be proportionately adjusted.

Change in Control. In the event of a change in control in which the successor or acquiring company does not assume or substitute outstanding awards, then the vesting of such awards will accelerate, and options will become exercisable in full prior to the consummation of such event.

Amendment and Termination. Our board of directors may amend or terminate the 2008 Plan at any time, subject to stockholder approval as required by applicable law. In connection with the adoption of our 2018 Equity Incentive Plan, we ceased granting awards under the 2008 Plan.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Hotel Tonight, Inc. 2011 Equity Incentive Plan

In connection with our acquisition of Hotel Tonight, Inc., in April 2019, we assumed the Hotel Tonight Plan. The Hotel Tonight Plan provides for the grant of ISOs, NSOs SARs, stock awards, restricted stock, RSUs, and other stock and cash-based awards. As of September 30, 2020, options to purchase             shares of our common stock at a weighted-average exercise price per share of $     and             RSUs remained outstanding under the Hotel Tonight Plan. In connection with the effectiveness of our 2020 Plan, no further awards will be granted under the Hotel Tonight Plan. However, all outstanding awards will continue to be governed by their existing terms.

Administration. Our board of directors has the authority to administer the Hotel Tonight Plan and the awards granted under it. The administrator’s authority includes the authority to select the service providers to whom awards will be granted under the Hotel Tonight Plan, the number of shares to be subject to those awards under the Hotel Tonight Plan, and the terms and conditions of the awards granted. In addition, the administrator has the authority to construe and interpret the Hotel Tonight Plan and to prescribe, amend and rescind rules and regulations relating to the Hotel Tonight Plan.

Awards. The Hotel Tonight Plan provides that the administrator may grant or issue options, including ISOs and NSOs, SARs, restricted stock and RSUs to employees, consultants and directors; provided that only employees may be granted ISOs.

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Stock Options. The Hotel Tonight Plan provides for the grant of ISOs or NSOs. ISOs may be granted only to employees. NSOs may be granted to employees, directors or consultants. The exercise price of ISOs granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value per share of our common stock on the date of grant, and the exercise price of options granted to any other employees may not be less than 100% of the fair market value per share of our common stock on the date of grant, unless otherwise determined by the administrator.

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Stock Appreciation Rights. The Hotel Tonight Plan provides for the grant of SARs. The exercise price of SARs may not be less than 100% of the fair market value per share of our common stock on the date of grant and will be settled in cash or shares or a combination thereof, having a value equal to the difference between the fair market value of the shares on the date of exercise and the exercise price, multiplied by the number of shares subject to the SAR that are being exercised.

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Stock Awards and Restricted Stock Awards. The Hotel Tonight Plan provides for the grant of stock awards, which are not subject to transfer or other restrictions, and restricted stock awards. The administrator will establish the restrictions on transferability, risk of forfeiture and other restrictions applicable to each restricted stock award. In general, restricted stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered until restrictions are removed or expire. Holders of restricted stock, unlike recipients of other equity awards, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

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Restricted Stock Units. The Hotel Tonight Plan provides that we may issue RSUs which may be settled in either cash or common stock. The administrator will establish any vesting conditions based on continued employment or service or performance criteria applicable to RSUs. Unlike restricted stock, stock underlying RSUs will not be issued until the restricted stock units have vested, and recipients of RSUs generally will have no rights as a stockholder prior to the time when vesting conditions are satisfied.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

Other Stock or Cash-Based Awards. The Hotel Tonight Plan provides that the administrator may grant other incentives payable in cash or common stock subject to such terms and conditions as it deems appropriate.

Adjustments of Awards. In the event that a stock dividend, stock split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to stockholders other than a normal cash dividend, or other change in the company’s corporate or capital structure results in (i) the outstanding shares of common stock, or any securities exchanged therefor or received in their place, being exchanged for a different number or kind of securities of the company or any other company or (ii) new, different or additional securities of the company or any other company being received by the holders of shares of common stock, then the administrator shall make proportional adjustments in the maximum number and kind of securities available for issuance under the Hotel Tonight Plan, the maximum number and kind of securities issuable as ISOs, and the number and kind of securities that are subject to any outstanding award and per share price of such securities.

Change in Control. In the event of a change in control in which the successor or acquiring company does not assume or substitute outstanding awards, then the vesting, and as applicable, exercisability, of such awards will accelerate in full. The administrator may also provide for the termination of outstanding awards upon a change in control in exchange for a cash payment in the amount of the acquisition price less any exercise or purchase price.

Amendment and Termination. Our board of directors may amend or terminate the Hotel Tonight Plan at any time, subject to stockholder approval as required by applicable law. In connection with the effectiveness of our 2020 Plan, no further awards will be granted under the Hotel Tonight Plan.

2018 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2018 Plan, effective as of March 15, 2018, and the 2018 Plan has subsequently been amended. The 2018 Plan provides for the grant of ISOs, NSOs, stock appreciation rights, or SARs, restricted stock and RSUs covering our Class B common stock. As of September 30, 2020, options to purchase             shares of our common stock at a weighted-average exercise price per share of $     and             RSUs remained outstanding under the 2018 Plan. In connection with the effectiveness of our 2020 Plan, no further awards will be granted under the 2018 Plan. However, all outstanding awards will continue to be governed by their existing terms.

Administration. Our board of directors or a committee thereof appointed by our board of directors has the authority to administer the 2018 Plan and the awards granted under it. The administrator’s authority includes the authority to select the service providers to whom awards will be granted under the 2018 Plan, the number of shares to be subject to those awards under the 2018 Plan, and the terms and conditions of the awards granted. In addition, the administrator has the authority to construe and interpret the 2018 Plan and to prescribe, amend and rescind rules and regulations relating to the 2018 Plan.

Awards. The 2008 Plan provides that the administrator may grant or issue options, including ISOs and NSOs, SARs, restricted stock and RSUs to employees, consultants and directors; provided that only employees may be granted ISOs.

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Stock Options. The 2018 Plan provides for the grant of ISOs or NSOs. ISOs may be granted only to employees. NSOs may be granted to employees, directors or consultants. The exercise price of ISOs granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value per share

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

of our common stock on the date of grant, and the exercise price of options granted to any other employees may not be less than 100% of the fair market value per share of our common stock on the date of grant, unless otherwise determined by the administrator.

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Stock Appreciation Rights. The 2018 Plan provides for the grant of SARs. Each SAR will be governed by a SAR agreement. The exercise price of SARs may not be less than 100% of the fair market value per share of our common stock on the date of grant and will be settled in cash or shares or a combination thereof, having a value equal to the difference between the fair market value of the shares on the date of exercise and the exercise price, multiplied by the number of shares subject to the SAR that are being exercised.

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Restricted Stock Awards. The 2018 Plan provides for the grant of restricted stock awards. Each restricted stock award will be governed by a restricted stock award agreement, which will detail the restrictions on transferability, risk of forfeiture and other restrictions the administrator approves. In general, restricted stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered until restrictions are removed or expire. Holders of restricted stock, unlike recipients of other equity awards, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

•

Restricted Stock Units. The 2018 Plan provides that we may issue RSUs which may be settled in either cash or common stock. Each RSU award will be governed by a restricted stock unit award agreement that will set forth any vesting conditions based on continued employment or service or on performance criteria established by the administrator. Unlike restricted stock, stock underlying RSUs will not be issued until the restricted stock units have vested, and recipients of RSUs generally will have no rights as a stockholder prior to the time when vesting conditions are satisfied.

Adjustments of Awards. In the event that the number of outstanding shares of the company’s Class B common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the company without consideration, then the number of shares reserved for issuance under the plan, the exercise or purchase prices of and shares subject to outstanding awards will be proportionately adjusted.

Change in Control. In the event of a change in control in which the successor or acquiring company does not assume or substitute outstanding awards, then the vesting of such awards will accelerate, and options will become exercisable in full prior to the consummation of such event.

Amendment and Termination. Our board of directors may amend or terminate the 2018 Plan at any time, subject to stockholder approval as required by applicable law. In connection with the effectiveness of our 2020 Plan, no further awards will be granted under the 2018 Plan.

2020 Incentive Award Plan

We intend to adopt the 2020 Plan, which will be effective on the date immediately prior to the date our registration statement of which this prospectus forms a part becomes effective. The principal purpose of the 2020 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2020 Plan, as it is currently contemplated, are summarized below.

Share Reserve. Under the 2020 Plan,             shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, SARs, restricted stock awards, RSUs, performance bonus awards, performance stock unit awards, dividend

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

equivalents or other stock or cash based awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2020 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2008 Plan or 2018 Plan, or Prior Plan Awards, that become available for issuance under the counting provisions described below following the effective date and (ii) an annual increase on the first day of each year beginning in 2021 and ending in 2030, equal to the lesser of (A)     % of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than             shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2020 Plan:

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to the extent that an award (including a Prior Plan Award) expires, lapses or is terminated, converted into an award in respect of shares of another entity in connection with a spin-off or other similar event, exchanged for cash, surrendered, repurchased or canceled, in any case, in a manner that results in the company acquiring the underlying shares at a price not greater than the price paid by the participant or not issuing the underlying shares, such unused shares subject to the award at such time will be available for future grants under the 2020 Plan;

•

to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2020 Plan or a Prior Plan Award, such tendered or withheld shares will be available for future grants under the 2020 Plan;

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to the extent shares subject to stock appreciation rights are not issued in connection with the stock settlement of SARs on exercise thereof, such shares will be available for future grants under the 2020 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards or Prior Plan Awards will not be counted against the shares available for issuance under the 2020 Plan; and

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shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2020 Plan.

Administration. The compensation committee of our board of directors is expected to administer the 2020 Plan unless our board of directors assumes authority for administration. The board of directors may delegate its powers to a committee, which, to the extent required to comply with Rule 16b-3, is intended to be comprised of “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. The 2020 Plan provides that the board of directors or compensation committee may delegate its authority to grant awards other than to individuals subject to Section 16 of the Exchange Act or officers or directors to whom authority to grant awards has been delegated.

Subject to the terms and conditions of the 2020 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2020 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2020 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2020 Plan. The full board of directors will administer the 2020 Plan with respect to awards to non-employee directors.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Eligibility. Awards under the 2020 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. However, only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards. The 2020 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, RSUs, performance bonus awards, performance stock units, other stock- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

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Nonstatutory Stock Options, or NSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

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Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2020 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

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Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock typically may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

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Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2020 Plan must be at least 100% of the fair

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

market value of a share of our common stock on the date of grant. SARs under the 2020 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

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Performance Bonus Awards and Performance Stock Units are denominated in cash or shares/unit equivalents, respectively, and may be linked to one or more performance or other criteria as determined by the administrator.

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Other Stock- or Cash-Based Awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock- or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The administrator will determine the terms and conditions of other stock- or cash-based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

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Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are converted to cash or shares by such formula and such time as determined by the administrator. In addition, dividend equivalents with respect to an award subject to vesting will either (i) to the extent permitted by applicable law, not be paid or credited or (ii) be accumulated and subject to vesting to the same extent as the related award.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Adjustments of Awards. The administrator has broad discretion to take action under the 2020 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations, and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the administrator will make equitable adjustments to the 2020 Plan and outstanding awards.

Change in Control. In the event of a change in control, unless the administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2020 Plan (other than any portion subject to performance-based vesting) will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the 2020 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Amendment and Termination. The administrator may terminate, amend or modify the 2020 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule), and generally

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

no amendment may materially and adversely affect any outstanding award without the affected participant’s consent. Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

No incentive stock options may be granted pursuant to the 2020 Plan after the tenth anniversary of the effective date of the 2020 Plan, and no additional annual share increases to the 2020 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2020 Plan will remain in force according to the terms of the 2020 Plan and the applicable award agreement.

Employee Stock Purchase Plan

We intend to adopt the Employee Stock Purchase Plan, which we refer to as our ESPP. The ESPP will be effective on the date immediately prior to the date the registration statement of which this prospectus forms a part becomes effective, but offerings under the ESPP will not commence until the date determined by our compensation committee. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at periodic intervals, with their accumulated payroll deductions. The ESPP consists of two components: a Section 423 component, which is intended to qualify under Section 423 of the Code and a non-Section 423 component, which need not qualify under Section 423 of the Code. The material terms of the ESPP, as it is currently contemplated, are summarized below.

Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve. The maximum number of our shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (i)             shares of common stock and (ii) an annual increase on the first day of each year beginning in 2021 and ending in 2030, equal to the lesser of (A)     % of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding year and (B) such number of shares of common stock as determined by our board of directors; provided, however, no more than              shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least    % of their compensation but not more than     % of their compensation. Such payroll deductions may be expressed as either a whole number percentage or a fixed

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than such whole number of shares determined by dividing $12,500 by the fair market value of a share of common stock on the grant date in each purchase period and, under the Section 423 component, may not accrue the right to purchase shares of common stock at a rate that exceeds $25,000 in fair market value of shares of our common stock (determined at the time the option is granted) for each calendar year the option is outstanding (as determined in accordance with Section 423 of the Code). The ESPP administrator has the authority to change the per purchase period limitation for any subsequent offering period.

Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive, overlapping offering periods of twelve months, each comprised of six-month purchase periods. The ESPP administrator will determine when offering periods under the ESPP will commence and may change the duration and timing of offering periods in its discretion. However, in no event may an offering period be longer than 27 months in length. In addition, if the fair market value of a share of common stock on any exercise date is lower than the fair market value of a share of common stock on the grant date of an offering period, then the offering period will automatically terminate, and each participant will automatically be enrolled in the next offering period.

The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first day of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last day of each purchase period.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least 10 business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least 10 business days prior to the new exercise date.

Amendment and Termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within twelve months before or after such amendment to the extent required by applicable laws.

Compensation Risk Assessment

In connection with the registration statement of which this prospectus forms a part, management conducted a risk assessment of our compensation plans and practices and concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on the company. The objective of the assessment was to identify any compensation plans or practices that may encourage employees to take unnecessary risk that could threaten the company. No such plans or practices were identified. The board of directors has reviewed and agrees with management’s conclusion.

Director Compensation

Non-Employee Director Compensation Policy

We maintain a non-employee director compensation policy, which was last amended and restated in November 2018. Pursuant to the policy, our directors who are neither (i) employees of the company nor (ii) employees or other service providers of any stockholder who has a contractual right to nominate directors, referred to as our non-employee directors, are eligible to receive the following cash and equity compensation for their service on our board of directors:

•	Each non-employee director receives an annual cash retainer in the amount of $50,000 per year.

•	The lead independent director receives an additional cash retainer of $25,000 per year, and the chairman of the board of directors receives an additional cash retainer of $50,000 per year.

•

The chairperson of the audit committee receives an additional annual cash retainer in the amount of $25,000 per year for such chairperson’s service on the audit committee. Each non-chairperson member of the audit committee receives an additional annual cash retainer in the amount of $15,000 per year for such member’s service on the audit committee.

•

The chairperson of the compensation committee receives an additional annual cash retainer in the amount of $25,000 per year for such chairperson’s service on the compensation committee. Each non-chairperson member of the compensation committee receives an additional annual cash retainer in the amount of $12,500 per year for such member’s service on the compensation committee.

•	The chairperson of the nominating and corporate governance committee receives an additional annual cash retainer in the amount of $20,000 per year for such chairperson’s service on the

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

nominating and corporate governance committee. Each non-chairperson member of the nominating and corporate governance committee receives an additional annual cash retainer in the amount of $10,000 per year for such member’s service on the nominating and corporate governance committee.

Under our non-employee director compensation policy, upon a non-employee director’s initial appointment to the board of directors, he or she receives an initial RSU award and an initial option award. The initial RSU award covers a number of shares of the Class B common stock valued at $250,000 based on the company’s then-current per share fair market value, multiplied by a fraction, the numerator of which is the number of full calendar months between his or her appointment and ending on the next May 25th, and the denominator of which is 12. The initial RSU award is subject to a service-based vesting condition and a liquidity-based vesting condition. The service-based vesting condition is satisfied as to the 1/4th of the RSUs on the first February 25th, May 25th, August 25th or November 25th following appointment (each, a “quarterly installment date”), and as to 1/4th of the RSUs on each quarterly anniversary thereafter, subject to continued service with us. The liquidity-based vesting condition is satisfied upon the first to occur of (i) the earlier of (x) the first quarterly installment date on or following the first trading day following the expiration of the lock-up period of the company’s initial public offering or (y) February 25 of the calendar year following the year in which the initial public offering is declared effective; or (ii) an acquisition of the company (as defined in in the 2018 Plan). The initial option award covers a number of shares of the Class B common stock equal to $500,000 divided by the product of 0.5 and the company’s then-current per share fair market value and vests as to 1/24th of the shares each month following the date of grant, subject to continued service with us. In addition, at the first board of directors meeting following May 25th of each year or as otherwise determined by the board of directors, each non-employee director receives an annual award of RSUs covering a number of shares of the Class B common stock valued at $250,000 based on the company’s then-current per share fair market value, which annual award vests in the same manner as the initial RSU award. All equity awards granted under our non-employee director compensation policy vest in full in the event of an acquisition of the company. Further, all equity awards granted under our non-employee director compensation policy are subject to the approval of a majority of directors who are not non-employee directors.

Under our non-employee director compensation policy, non-employee directors may elect to receive his or her annual cash fees in the form of RSUs, which award will be granted and vest in the same manner as the annual RSU award.

We do not provide any compensation to our directors who are also employees. Mr. Chesky’s 2019 compensation for his service as our Chief Executive Officer and President is set forth in the Summary Compensation Table above. Messrs. Gebbia and Blecharczyk are executive officers who are not named executive officers and do not receive any additional compensation for their services as directors.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Director Compensation Table for 2019

The following table contains information concerning the compensation of our non-employee directors in 2019. Messrs. Jordan and Lin did not receive any compensation for their service on our board of directors because each is an employee of a stockholder who has a contractual right to nominate directors to our board of directors.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Total ($)
Angela Ahrendts(3)	33,561	249,889	418,155	701,605
Kenneth Chenault	65,000	249,889	—	314,889
Jeffrey Jordan	—	—	—	—
Alfred Lin	—	—	—	—
Ann Mather	90,000	249,889	—	339,889

(1)

Each of Ms. Ahrendts, Mr. Chenault and Ms. Mather elected to receive RSUs in lieu of cash compensation under our non-employee director compensation policy for 2019. Amounts reflect the cash fees foregone at the election of the director to receive the following RSUs awards, which were granted in May 2019: Ms. Ahrendts: 269 RSUs; Mr. Chenault: 513 RSUs; and Ms. Mather: 710 RSUs.

(2)

Amounts reflect the grant-date fair value of stock awards and option awards granted during 2019 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. During 2019, Ms. Ahrendts, Mr. Chenault and Ms. Mather were granted RSUs that are subject to both service-based and liquidity-based vesting conditions. The grant-date fair value of RSUs granted in 2019 reported in the table above assumes achievement of the liquidity-based vesting condition. Note that while the grant-date fair value assuming achievement of the liquidity-based vesting condition is included in the table above, the achievement of the liquidity-based vesting condition was not deemed probable on the date of grant. See Note 12 to our consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating these values.

(3)	Ms. Ahrendts was appointed as a member of our board of directors effective May 1, 2019.

The table below shows the aggregate numbers of option awards (exercisable and unexercisable) and unvested stock awards held as of December 31, 2019 by each non-employee director.

Name	Options Outstanding at Year End	RSUs Outstanding at Year End
Angela Ahrendts	7,899	2,243
Kenneth Chenault	8,346	5,166
Jeffrey Jordan	—	—
Alfred Lin	—	—
Ann Mather	8,346	4,248

On July 7, 2020, we granted 5,108, 5,363, and 5,789 RSUs subject to both service-based and liquidity-based vesting conditions to Ms. Ahrendts, Mr. Chenault, and Ms. Mather, respectively, pursuant to our non-employee director compensation policy, each of which includes both annual RSUs and RSUs granted in lieu of cash fees at the election of the non-employee director. The service-based vesting condition for the RSUs granted to the non-employee directors is satisfied as to 1/4th of the RSUs on each quarterly anniversary of May 25, 2020, subject to the non-employee director’s continued service with us. The liquidity-based vesting condition for the RSUs will be satisfied as described above.

We intend to approve and implement an amended and restated director compensation policy for our non-employee directors to be effective in connection with the registration statement of which this prospectus forms a part.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Certain Relationships and Related Party Transactions

The following includes a summary of transactions since January 1, 2017 and any currently proposed transactions to which we were or are expected to be a participant in which (i) the amount involved exceeded or will exceed $120,000, and (ii) any of our directors, executive officers, or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the sections titled “Compensation Discussion and Analysis” and “Executive and Director Compensation” and the registration rights described in the section titled “Description of Capital Stock — Registration Rights.”

Stock Transfer Agreement

We entered into a Stock Transfer Agreement with SLP Constellation Aggregator II, L.P. (“SLP”) and Belinda Johnson, our former Chief Operating Officer and one of our directors, dated as of May 21, 2020, pursuant to which Ms. Johnson sold 466,824 shares of our Class B common stock to SLP for an aggregate purchase price of $27,411,905 in order to pay the exercise price for certain stock options held by Ms. Johnson and to cover certain related tax obligations.

Merchant Agreement

Belinda Johnson, our former Chief Operating Officer and one of our directors, also serves on the board of directors of PayPal Holdings, Inc. (“PayPal”), a publicly-held technology platform and digital payments company. We are party to a Merchant Agreement with PayPal whereby we earn transaction fees and incentives for offering its services to our hosts and guests in certain markets and satisfying certain base requirements pursuant to the agreement. We apply the transaction fees and incentives received to partially offset the merchant fees charged by PayPal. Our net expense in connection with the PayPal agreement was $25.8 million, $19.5 million, and $130.8 million during 2017, 2018, and 2019, respectively.

Investors’ Rights Agreement

We are party to an Amended and Restated Investors’ Rights Agreement, dated as of April 17, 2020 (“Investors’ Rights Agreement”), with certain holders of our capital stock and warrants. This agreement provides, among other things, that certain holders of our capital stock and warrants have the right to request that we file a registration statement, and/or request that their shares be covered by a registration statement that we are otherwise filing, subject to certain exceptions. See the section titled “Description of Capital Stock — Registration Rights” for additional information regarding these registration rights.

Voting Agreements

Amended and Restated Voting Agreement

We are party to an Amended and Restated Voting Agreement, dated as of November 22, 2019 (“Voting Agreement”), under which certain holders of our capital stock have agreed to vote their shares on certain matters, including with respect to the election of directors. In connection with this offering, the Voting Agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors, the voting of our capital stock, or the restrictions on transfer pursuant to the agreement.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Amended and Restated Series B/C Founder Voting Agreement

We are party to an Amended and Restated Series B/C Founder Voting Agreement, dated as of December 5, 2012 (the “B/C Founder Voting Agreement”) with our founders and certain holders of our Series B redeemable convertible preferred stock and Series C redeemable convertible preferred stock. Voting on certain matters is currently governed by the B/C Founder Voting Agreement and the related provisions of our current restated certificate of incorporation. Pursuant to the B/C Founder Voting Agreement, each stockholder party thereto agreed that each of our founders, Brian Chesky, Nathan Blecharczyk and Joseph Gebbia, has an undivided right to vote one-third of such stockholder’s shares in such founder’s sole discretion on all matters submitted to a vote of the stockholders except for the following actions, all as described more fully in the B/C Founder Voting Agreement:

•

the alteration, change or waiver of the rights, preferences, privileges or restrictions of the Series B redeemable convertible preferred stock so as to adversely affect such Series B redeemable convertible preferred stock by amending or waiving any of the provisions of our restated certificate of incorporation;

•

the alteration, change or waiver of the rights, preferences, privileges or restrictions of the Series C redeemable convertible preferred stock so as to adversely affect such Series C redeemable convertible preferred stock by amending or waiving any of the provisions of our restated certificate of incorporation;

•

the voluntary election to convert any shares of Series B redeemable convertible preferred stock to Class A common stock pursuant to the conversion provisions of our restated certificate of incorporation;

•

the voluntary election to convert any shares of Series C redeemable convertible preferred stock to Class A common stock pursuant to the conversion provisions of our restated certificate of incorporation;

•

any amendment, restatement, alteration, repeal or waiver of any provision of that certain Series B Preferred Stock Purchase Agreement, dated as of July 22, 2011, by and among us and the investors party thereto, that certain Series C Preferred Stock Purchase Agreement, dated as of December 5, 2012, by and among us and the investors party thereto, or that certain Amended and Restated Investors’ Rights Agreement, Amended and Restated Right of First Refusal and Co-Sale Agreement, or Amended and Restated Voting Agreement, each dated as of December 5, 2012, by and among us and the investors party thereto; and

•	any amendment or waiver of the B/C Founder Voting Agreement.

In connection with this offering, the B/C Founder Voting Agreement will terminate and the provisions of our current restated certificate of incorporation by which our stockholders vote will be amended and restated.

Amended and Restated Series D/E/F Founder Voting Agreement

We are party to an Amended and Restated Series D/E/F Founder Voting Agreement, dated as of July 28, 2016 (the “D/E/F Founder Voting Agreement”) with our founders and certain holders of our Series D redeemable convertible preferred stock, Series E redeemable convertible preferred stock, and Series F redeemable convertible preferred stock. Voting on certain matters is currently governed by the D/E/F Founder Voting Agreement and the related provisions of our current restated certificate of incorporation.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Pursuant to the D/E/F Founder Voting Agreement, each stockholder party thereto agreed to vote such stockholder’s shares as directed by each of our founders with one-third of such stockholder’s shares being directed by each of the three founders; provided that each of the following actions is approved by at least a majority of the members of our board of directors, all as described more fully in the D/E/F Founder Voting Agreement:

•	sale or other disposition of all or substantially all of our assets;

•	mergers of, or acquisitions by, us or our subsidiaries that are submitted for stockholder approval, including a Deemed Liquidation Event;

•

adoption of an equity incentive plan, restricted stock unit plan, stock option plan, or similar incentive plan (“Incentive Plan”), or an amendment to our existing Incentive Plan, including an increase in the total number of shares reserved thereunder;

•

authorization of an increase in the authorized number of shares of common stock or any new or existing shares of redeemable convertible preferred stock or series of redeemable convertible preferred stock (other than the Series D redeemable convertible preferred stock, Series E redeemable convertible preferred stock, and Series F redeemable convertible preferred stock), or the authorization, designation, or issuance of such shares;

•

any amendment, restatement, alteration, repeal, or waiver of (a) any provision of that certain Series F Preferred Stock Purchase Agreement, dated as of July 28, 2016, by and among us and the investors party thereto or the Investors’ Rights Agreement, Right of First Refusal and Co-Sale Agreement (as defined below), Voting Agreement, or Transfer Restrictions Agreement, dated July 28, 2016, by and among us and the investors party thereto, and the D/E/F Founder Voting Agreement (each, a “Transaction Agreement”), solely to provide for the joinder of any new or additional investors or other parties to such Transaction Agreement as parties thereto and/or to subject shares of any new or existing class or series of our capital stock to such agreement, and (b) any provision of the D/E/F Founder Voting Agreement, if such amendment, restatement, alteration, repeal, or waiver does not (1) materially change the primary nature of the amended and restated voting agreement as a voting agreement among stockholders or (2) provide for a “drag-along” or similar agreement requiring the stockholders to vote or sell their shares in connection with a Deemed Liquidation Event or a similar transaction; and

•

any amendment, restatement, alteration, repeal, or waiver of our restated certificate of incorporation to change the number of shares of common stock deemed to be exempted securities in connection with an adoption or amendment of an Incentive Plan or an amendment to our existing Incentive Plan.

In connection with this offering, the D/E/F Founder Voting Agreement will terminate and the provisions of our current restated certificate of incorporation by which our stockholders vote will be amended and restated.

Right of First Refusal and Co-Sale Agreement

We are party to an Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of April 17, 2020 (“Right of First Refusal and Co-Sale Agreement”), with certain holders of our capital stock. This agreement provides for rights of first refusal and co-sale relating to the shares of our common stock held by certain parties to the agreement. In connection with this offering, the Right of First Refusal and Co-Sale Agreement will terminate.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Indemnification Agreements

We have entered into indemnification agreements with certain of our current directors and officers, and intend to enter into new indemnification agreements with each of our current directors and officers. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by applicable law. See the section titled “Management — Limitation on Liability and Indemnification Matters.”

Contributions to Support Company Initiatives

Brian Chesky, our Chief Executive Officer, Head of Community, Co-Founder, and Director made a capital contribution to us of $10.1 million in order to support certain of our charitable commitments and initiatives, including our fund for Superhosts and our Frontline Stays initiative, in 2020.

Joseph Gebbia, our Chairman of Samara and Airbnb.org, Co-Founder, and Director made a capital contribution to us of $4.5 million in order to support certain of our charitable commitments and initiatives, including our fund for Superhosts, in 2020.

Policies and Procedures for Related Party Transactions

Our board of directors intends to adopt a written related party transaction policy, to be effective upon the completion of this offering, setting forth the policies and procedures for the review and approval or ratification of related party transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related party had or will have a direct or indirect material interest, including without limitation purchases of goods or services by or from the related party or entities in which the related party has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related party. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related party’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Principal Stockholders

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 30, 2020, and as adjusted to reflect our sale of our Class A common stock in this offering, for:

•	each of our executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each person known by us to be the beneficial owner of more than five percent of any class of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned as of June 30, 2020, subject to community property laws where applicable. We have deemed shares of our common stock subject to stock options that are currently exercisable or will be exercisable within 60 days of June 30, 2020 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. However, we did not deem these shares subject to stock options outstanding for the purpose of computing the percentage ownership of any other person or entity.

We have based percentage ownership of our common stock before this offering on 8,667,288 shares of our Class A common stock and 244,956,198 shares of our Class B common stock outstanding as of June 30, 2020, which includes 120,455,294 shares of Class B common stock resulting from the conversion of all outstanding shares of our redeemable convertible preferred stock in connection with the closing of this offering, as if this conversion had occurred as of June 30, 2020. The percentage ownership of our common stock after this offering also assumes the foregoing and the issuance and sale of                  shares by us in this offering, and does not include the exercise of the underwriters’ option to purchase                  additional shares.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Airbnb, Inc., 888 Brannan Street, San Francisco, California 94103.

	Shares Beneficially Owned Prior to this Offering				% of Voting Power Before this Offering	Shares Beneficially Owned After this Offering				% of Voting Power After this Offering
	Class A		Class B			Class A		Class B
Name of Beneficial Owner	Shares	%	Shares	%		Shares	%	Shares	%
Executive Officers and Directors:
Brian Chesky(1)	—	—	38,469,259	15.4%	15.4%
Nathan Blecharczyk(2)	—	—	35,022,037	14.2%	14.2%
Joseph Gebbia(3)	—	—	35,022,071	14.2%	14.2%
Dave Stephenson	—	—	—	—	—
Aristotle Balogh(4)	—	—	42,856	*	*
Greg Greeley(5)	—	—	84,325	*	*
Angela Ahrendts(6)	—	—	4,936	*	*
Kenneth Chenault(7)	—	—	762,036	*	*
Belinda Johnson(8)	—	—	1,264,044	*	*
Jeffrey Jordan	—	—	—	—	—
Alfred Lin(9)	—	—	—	—	—
Ann Mather(10)	—	—	7,302	*	*
All current executive officers and directors as a group (11 persons)(11)	—	*	110,678,866	43.8%	43.7%
5% Stockholders:
Entities Affiliated with Sequoia Capital(12)	345,806	4.0%	40,638,766	16.6%	16.5%
Entities Affiliated with Founders Fund(13)	—	—	13,278,055	5.4%	5.4%

*	Represents less than 1%.

(1)

Consists of: (i) 32,860,338 shares of Class B common stock held of record by Brian Chesky; (ii) 123,343 shares of Class B common stock held of record by Deborah Chesky, as Trustee of the Brian Chesky 2019 Grantor Retained Annuity Trust I created under Agreement dated as of February 15, 2019; (iii) 236,859 shares of Class B common stock held of record by Deborah Chesky, as Trustee of the Brian Chesky 2019 Grantor Retained Annuity Trust II created under Agreement dated as of February 15, 2019; (iv) 322,396 shares of Class B common stock held of record by Deborah Chesky, as Trustee of the Brian Chesky 2019 Grantor Retained Annuity Trust III created under Agreement dated as of July 31, 2019; (v) 322,396 shares of Class B common stock held of record by Brian Chesky, as Trustee of the Brian Chesky 2019 Grantor Retained Annuity Trust IV created under Agreement dated as of July 8, 2019; (vi) 7,633 shares of Class B common stock held of record by Deborah Chesky and Robert Joseph St. Aubin, as Trustees of Allison’s Trust created under The Brian Chesky 2016 Long-Term Trust Agreement dated as of July 26, 2016; and (vii) 4,596,294 shares of Class B common stock subject to a stock option held by Mr. Chesky that is exercisable within 60 days of June 30, 2020.

(2)

Consists of: (i) 4,010,722 shares of Class B common stock held by Nathan Blecharczyk, as Trustee of the Nathan Blecharczyk 2015 GRAT; (ii) 6,800,000 shares of Class B common stock held by Nathan Blecharczyk, as Trustee of the Nathan Blecharczyk 2020 GRAT; (iii) 22,669,020 shares of Class B common stock held by the Blecharczyk Revocable Trust; (iv) 393,223 shares of Class B common stock held of record by Gioacchino Curiale, as Trustee of the Blecharczyk 2015 Irrevocable Trust; and (v) 1,149,072 shares of Class B common stock subject to a stock option held by Mr. Blecharczyk that is exercisable within 60 days of June 30, 2020.

(3)

Consists of: (i) 30,872,999 shares of Class B common stock held of record by The Kazam Trust, for which Mr. Gebbia is a trustee; (ii) 500,000 shares of Class B common stock held of record by Guernica LLC; (iii) 1,000,000 shares of Class B common stock held of record by Guernica 2, LLC; (iv) 1,500,000 shares of Class B common stock held of record by Guernica 3, LLC; and (v) 1,149,072 shares of Class B common stock subject to a stock option held by Mr. Gebbia that is exercisable within 60 days of June 30, 2020. Mr. Gebbia is the owner of each of Guernica LLC, Guernica 2, LLC and Guernica 3, LLC.

(4)	Consists of 42,856 shares of Class B common stock subject to a stock option held by Mr. Balogh that is exercisable within 60 days of June 30, 2020.

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(5)	Consists of 84,325 shares of Class B common stock subject to a stock option held by Mr. Greeley that is exercisable within 60 days of June 30, 2020.

(6)	Consists of 4,936 shares of Class B common stock subject to a stock option held by Ms. Ahrendts that is exercisable within 60 days of June 30, 2020.

(7)

Consists of: (i) 735,228 shares of Class B common stock held of record by General Catalyst Group IV, L.P.; (ii) 19,506 shares of Class B common stock held by GC Entrepreneurs Fund IV, L.P.; and (iii) 7,302 shares of Class B common stock subject to a stock option held by Mr. Chenault that is exercisable within 60 days of June 30, 2020. Mr. Chenault is a Managing Director within the General Catalyst group may be deemed to have shared voting, investment and dispositive power with respect to the shares held by these entities. The principal business address of Mr. Chenault and these entities is 20 University Road, Suite 450, Cambridge, Massachusetts 02138.

(8)

Consists of: (i) 742,622 shares of Class B common stock held of record by Belinda J. Johnson and William Brent Johnson, Trustees of the Johnson Family Trust U/A/D 06/21/2005; (ii) 34,899 shares of Class B common stock held by Belinda J. Johnson as Trustee of The Belinda J. Johnson 2015 Grantor Retained Annuity Trust; (iii) 34,899 shares of Class B common stock held of record by W. Brent Johnson as Trustee of The W. Brent Johnson 2015 Grantor Retained Annuity Trust; and (iv) 451,624 shares of Class B common stock subject to stock options held by Ms. Johnson that are exercisable within 60 days of June 30, 2020.

(9)	Mr. Lin does not have beneficial ownership of the shares held by the entities affiliated with Sequoia Capital identified in footnote 12.

(10)	Consists of 7,302 shares of Class B common stock subject to a stock option held by Ms. Mather that is exercisable within 60 days of June 30, 2020.

(11)	Consists of: (i) 103,186,083 shares of Class B common stock and (ii) 7,492,783 shares of Class B common stock subject to stock options that are exercisable within 60 days of June 30, 2020.

(12)

Consists of: (i) 30,358,410 shares of Class B common stock held of record by Sequoia Capital XII, L.P. (“SC XII”); (ii) 3,244,626 shares of Class B common stock held of record by Sequoia Capital XII Principals Fund, LLC (“SC XII PF”); (iii) 1,135,962 shares of Class B common stock held of record by Sequoia Technology Partners XII, L.P. (“STP XII”); (iv) 3,049,200 shares of Class B common stock held of record by SC US GF V Holdings, Ltd. (“US GF V Holdco”); (v) 51,408 shares of Class A common stock and 96,003 shares of Class B common stock held of record by Sequoia Capital U.S. Growth Fund VII, L.P. (“US GF VII”); (vi) 3,345 shares of Class A common stock and 6,248 shares of Class B common stock held of record by Sequoia Capital U.S. Growth VII Principals Fund, L.P. (“US GF VII PF”); (vii) 2,142,595 shares of Class B common stock held of record by Sequoia Capital Global Growth Fund, LP (“GGF”); (viii) 62,174 shares of Class B common stock held of record by Sequoia Capital Global Growth Principals Fund, LP (“GGF PF”); (ix) 287,502 shares of Class A common stock and 536,917 shares of Class B common stock held of record by Sequoia Capital Global Growth Fund II, L.P. (“GGF II”); and (x) 3,551 shares of Class A common stock and 6,631 shares of Class B common stock held of record by Sequoia Capital Global Growth II Principals Fund, L.P. (“GGF II PF”). SC XII Management, LLC (“SC XII LLC”) is the general partner of each of SC XII and STP XII, and the managing member of SC XII PF. As a result, SC XII LLC may be deemed to share voting and dispositive power with respect to the shares held by SC XII, SC XII PF, and STP XII. SC US (TTGP), Ltd. is: (i) the general partner of SCGF V Management, L.P., which is the general partner of Sequoia Capital U.S. Growth Fund V, L.P. and Sequoia Capital USGF Principals Fund V, L.P. (collectively, the “US GF V Funds”), which together own 100% of the outstanding ordinary shares of US GF V Holdco; (ii) the general partner of SC U.S. Growth VII Management, L.P., which is the general partner of each of US GF VII and US GF VII PF (collectively, the “SC US GF VII Funds”); (iii) the general partner of SCGGF Management, L.P., which is the general partner of each of GGF and GGF PF (collectively, the “SC GGF Funds”); and (iv) the general partner of SC Global Growth II Management, L.P., which is the general partner of each of GGF II and GGF II PF (collectively, the “SC GGF II Funds”). As a result, SC US (TTGP), Ltd. may be deemed to share voting and dispositive power with respect to the shares held by US GF V Holdco, the SC US GF VII Funds, the SC GGF Funds and the SC GGF II Funds. In addition, the directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the SC GGF Funds are Douglas M. Leone and James J. Goetz, and the directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the SC GGF II Funds are Douglas M. Leone and Roelof F. Botha. As a result, and by virtue of the relationships described in this paragraph, each such person may be deemed to share voting and dispositive power with respect to the shares held by the SC GGF Funds or SC GGF II Funds, as applicable. The address for each of these entities and individuals is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.

(13)

Consists of: (i) 103,508 shares of Class B common stock held of record by The Founders Fund II Entrepreneurs Fund, LP (“FF-IIE”); (ii) 169,308 shares of Class B common stock held of record by The Founders Fund II Principals Fund, LP (“FF-IIP”); (iii) 3,423,906 shares of Class B common stock held of record by The Founders Fund II, LP (“FF-II”); (iv) 22,072 shares of Class B common stock held of record by The Founders Fund III Entrepreneurs Fund, LP (“FF-IIIE”); (v) 429,218 shares of Class B common stock held of record by The Founders Fund III Principals Fund, LP (“FF-IIIP”); (vi) 1,208,487 shares of Class B common stock held of record by The Founders Fund III, LP (“FF-III”); (vii) 1,924,937 shares of Class B common stock held of record by The Founders Fund IV Principals Fund, LP (“FF-IVP”); and (viii) 5,996,619 shares of Class B common stock held of record by The Founders Fund IV, LP (“FF-IV”). The Founders Fund II Management, LLC (“FF-IIM”) is the general partner of each of FF-IIE, FF-IIP, and FF-II. The Founders Fund III Management, LLC (“FF-IIIM”) is the general partner of each of FF-IIIE, FF-IIIP and FF-III. The Founders Fund IV Management, LLC (“FF-IVM”) is the general partner of each of FF-IVP and FF-IV. The managing members of FF-IIM and FF-IIIM are Peter Thiel and Luke Nosek. The managing members of FF-IVM are Peter Thiel and Brian Singerman. As a result, and by virtue of the relationships described in this footnote, each of the managing members of FF-IIM and FF-IIIM may be deemed to share beneficial ownership of the shares held by FF-IIE, FF-IIP, FF-II, FF-IIIE, FF-IIIP, and FF-III, and each of the managing members of FF-IVM may be deemed to share beneficial ownership of the shares held by FF-IVP and FF-IV. The address of each of these entities and individuals is One Letterman Drive, Building D, 5th Floor, San Francisco, California 94129.

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Description of Capital Stock

The following summary describes our capital stock and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will become effective immediately prior to the completion of this offering, the amended and restated investors’ rights agreement to which we and certain of our stockholders are parties, and of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, and amended and restated investors’ rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.

General

Upon the completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of:

•	shares of Class A common stock, $0.0001 par value per share; and

•	shares of Class B common stock, $0.0001 par value per share.

Assuming the conversion of all shares of our redeemable convertible preferred stock outstanding as of September 30, 2020 into                      shares of our Class B common stock, including shares of common stock issuable pursuant to the anti-dilution adjustment provisions relating to our Series C redeemable convertible preferred stock, which will occur immediately prior to the completion of this offering, and the net issuance of shares of our Class B common stock upon the vesting and settlement of RSUs, for which the service-based vesting condition was satisfied as of September 30, 2020 and for which we expect the liquidity-based vesting condition to be satisfied in connection with this offering, after withholding an aggregate of shares to satisfy associated estimated income tax obligations (based on the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and an assumed                % tax withholding rate), there were                shares of Class A common stock and                shares of Class B common stock outstanding, held of record by                stockholders, and no shares of our redeemable convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the Listing Rules of the                , to issue additional shares of our capital stock.

Class A and Class B Common Stock

We have two classes of authorized common stock: Class A and Class B common stock. All outstanding shares of our redeemable convertible preferred stock will be converted into shares of our Class B common stock immediately prior to the completion of this offering. In addition, any options to purchase shares of our capital stock outstanding prior to the completion of this offering are eligible to be settled in or exercisable for shares of our Class B common stock.

Voting Rights

Each holder of our Class A common stock is entitled to one vote per share, and each holder of our Class B common stock is entitled to ten votes per share, on all matters submitted to a vote of the stockholders. The holders of our Class A and Class B common stock will generally vote together as a single class on all

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matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our amended and restated certificate of incorporation will not provide for cumulative voting for the election of directors. In addition, the affirmative vote of holders of              of the voting power of all of the then outstanding voting stock will be required to take certain actions, including amending certain provisions of our amended and restated certificate of incorporation, including the provisions relating to amending our amended and restated bylaws and director liability.

Dividend Rights

The holders of our Class A and Class B common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of legally available funds. See the section titled “Dividend Policy” for additional information.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) any transfer, whether or not for value, which occurs after the completion of this offering, except for certain permitted transfers, described in the paragraph that immediately follows this paragraph and further described in our amended and restated certificate of incorporation, or (ii) in the case of a stockholder who is a natural person, the death or incapacity of such stockholder. Once converted into Class A common stock, the Class B common stock will not be reissued.

The following transfers of Class B common stock will not trigger a conversion of such stock to Class A common stock: a transfer by a holder of Class B common stock to any of the persons or entities listed in clauses (A) through (G) below (each, a “Permitted Transferee”), and from any such Permitted Transferee back to such holder of Class B common stock and/or any other Permitted Transferee established by or for such holder of Class B common stock: (A) to any family member of such holder of Class B common stock, including a spouse, domestic partner, parent, grandparent, lineal descendant (which includes a descendant adopted as a minor), sibling, or lineal descendant of a sibling; (B) to a trust for the benefit of the holder, or a family member of the holder, of Class B common stock or over which such holder of Class B common stock or its family members retain sole dispositive power and voting control, provided the holder of Class B common stock does not receive consideration in exchange for the transfer (other than as a settlor or beneficiary of such trust); (C) to the beneficiaries or trustee of a trust, so long as the original grantor of the trust (the “Grantor”), and/or family members of such Grantor have sole dispositive power and exclusive voting control with respect to the shares of Class B common stock; (D) to a trust under the terms of which such holder of Class B common stock has retained a “qualified interest” within the meaning of §2702(b)(1) of the Code and/or a reversionary interest so long as the holder of Class B common stock

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and/or family members of such holder of Class B common stock retain sole dispositive power and exclusive voting control with respect to the shares of Class B common stock held by such trust; (E) to an Individual Retirement Account, as defined in Section 408(a) of the Code (or successor provision), or a pension, profit sharing, stock bonus, or other type of plan or trust of which such holder of Class B common stock is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Code (or successor provision), so long as such holder of Class B common stock retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock held in such account, plan, or trust; (F) to a corporation, partnership, or limited liability company in which such holder of Class B common stock and/or family members of such holder of Class B common stock directly, or indirectly, retain sole dispositive power and exclusive voting control with respect to the shares of Class B common stock held by such corporation, partnership, or limited liability company; or (G) to an affiliate of a holder of Class B common stock, provided that the person or entity holding sole dispositive power and exclusive voting control with respect to the shares of Class B common stock being transferred retains, directly or indirectly, sole dispositive power and exclusive voting control with respect to the shares following such transfer.

Liquidation

In the event of our liquidation, dissolution, or winding up, holders of our Class A and Class B common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities.

Rights and Preferences

Holders of our Class A and Class B common stock have no preemptive, conversion (except as noted above), or subscription rights, and there are no redemption or sinking fund provisions applicable to our Class A common stock or Class B common stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our Class A and Class B common stock are fully paid and non-assessable.

Stock Options

As of September 30, 2020, we had outstanding options to purchase an aggregate of             shares of our Class B common stock, with a weighted-average exercise price of $            per share, pursuant to our 2008 Plan.

As of September 30, 2020, we had outstanding options to purchase an aggregate of             shares of our Class B common stock, with a weighted-average exercise price of $            per share, pursuant to our 2018 Plan.

As of September 30, 2020, we had outstanding options to purchase an aggregate of             shares of our Class A common stock, with a weighted-average exercise price of $            per share, pursuant to our Hotel Tonight Plan.

Restricted Stock Units

As of September 30, 2020, we had outstanding RSUs representing             shares of our Class B common stock, issued pursuant to our 2008 Plan.

As of September 30, 2020, we had outstanding RSUs representing             shares of our Class B common stock, issued pursuant to our 2018 Plan.

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As of September 30, 2020, we had outstanding RSUs representing             shares of our Class A common stock, issued pursuant to our Hotel Tonight Plan.

Warrants

As of September 30, 2020, we had outstanding warrants to purchase              shares of our Class A common stock, with an exercise price of $            per share.

Registration Rights

Upon the completion of this offering, certain holders of our Class B common stock and warrants to purchase our Class A common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in the Investors’ Rights Agreement. We, along with our founders and certain holders of our redeemable convertible preferred stock and warrants are parties to the Investors’ Rights Agreement. The registration rights set forth in the Investors’ Rights Agreement terminate upon the earlier to occur of (i) five years following the completion of this offering, and (ii) with respect to any particular stockholder, on the first anniversary of the completion of this offering so long as such stockholder is able to sell all of its Registrable Securities, as defined in the Investors’ Rights Agreement, without restriction pursuant to Rule 144 during any three-month period. We will pay the registration expenses (other than any underwriting discounts and selling commissions) of the holders of the shares registered for sale pursuant to the registrations described below, including the reasonable fees of one counsel for the selling holders not to exceed $50,000. However, we will not be required to bear the expenses in connection with the exercise of the demand registration rights of a registration if the request is subsequently withdrawn at the request of the selling stockholders holding a majority of securities to be registered. In an underwritten public offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights

Upon the completion of this offering, the holders of up to approximately                  shares of our common stock and warrants to purchase                 shares of our common stock will be entitled to certain demand registration rights. At any time beginning on the earlier of (i) April 17, 2024 and (ii) 180 days after the completion of this offering, the holders of at least 30% of these shares then outstanding can request that we register the offer and sale of their shares on a registration statement on Form S-1 if we are eligible to file a registration statement on Form S-1 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and commissions, of at least $100.0 million. We are obligated to effect only two such registrations. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. In addition, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of and ending on a date 180 days following the effectiveness of a registration statement initiated by us.

S-3 Registration Rights

Upon the completion of this offering, the holders of up to approximately                  shares of our common stock and warrants to purchase                 shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of at least 30% of these shares then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of

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shares with an anticipated offering price of at least $50 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. In addition, if we determine that it would be materially detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. Lastly, we will not be required to effect a demand registration during the period beginning 30 days prior to our good faith estimate of the date of the filing of and ending on a date 90 days following the effectiveness of a registration statement initiated by us.

Piggyback Registration Rights

If we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock, the holders of up to approximately                  shares of our common stock and warrants to purchase                 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations, which, in the case of an underwritten offering, will be in the sole discretion of the underwriters. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration related solely to a company stock plan, (ii) a registration relating to a corporate reorganization or transaction under Rule 145 of the Securities Act, (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock, or (iv) a registration in which the only common stock being registered is common stock issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Anti-Takeover Provisions

The provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation, and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales, or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing a change in our control.

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Pursuant to 17 C.F.R. Section 200.83

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will become effective immediately prior to the completion of this offering, contain provisions that could make the following actions and transactions, among others, more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Dual Class Stock

As described above in the subsection titled “ — Class A and Class B Common Stock — Voting Rights,” our amended and restated certificate of incorporation will continue to provide for a dual class common stock structure, which will provide our founders, current investors, executives, and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Forum Selection

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or stockholders to us or to our stockholders; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended from time to time); or any action asserting a claim against us that is governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees, or agents and arising under the Securities Act. Nothing in our amended and restated certificate of incorporation and amended and restated bylaws preclude stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

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If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”), in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of our amended and restated certificate of incorporation and amended and restated bylaws and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Although our amended and restated certificate of incorporation and amended and restated bylaws will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees, or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Amendment of Charter Provisions

Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least                  of our then outstanding common stock.

Limitation on Liability and Indemnification

For a discussion of limitation on liability and indemnification, see the section titled “Management — Limitation on Liability and Indemnification Matters.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A and Class B common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 150 Royal Street, Canton, MA 02021.

Listing

We intend to apply to list our Class A common stock on the                  under the symbol “                .”

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Description of Certain Indebtedness

The following is a summary of the material terms of certain of our indebtedness. The summary is qualified in its entirety by reference to the full text of the agreements governing the terms of such indebtedness, which are filed as exhibits to the registration statement of which this prospectus is a part.

First Lien Loan

In April 2020, we, as borrower, and certain of our subsidiaries, as guarantors, entered into a $1.0 billion First Lien Credit Agreement with Cortland Capital Market Services LLC, as administrative agent, and the lenders from time to time party thereto, resulting in proceeds of $961.4 million, net of debt discount and issuance costs. The loan is due and payable in April 2025. The underlying loan can be repaid in whole or in part prior to April 2025 at our option, subject to applicable prepayment premiums and make-whole premiums.

Interest and Fees

Interest on the First Lien Loan is payable monthly or quarterly in arrears, at our option depending on the chosen per annum interest rate equal to (i) in the case of LIBOR borrowings, 7.5% plus LIBOR, subject to a floor of 1% (the “First Lien Eurodollar Rate”), or (ii) in the case of base rate borrowings, 6.5% plus the greatest of (a) the prime rate, (b) the federal funds effective rate plus 0.5%, and (c) LIBOR for a one-month period plus 1%, subject to a floor of 2%.

Interest on base rate borrowings is payable in arrears on the last business day of each March, June, September, and December and on the maturity date of the First Lien Loan. Interest on LIBOR borrowings is payable at the end of each applicable interest period of one month or three months. Interest on all past due amounts will accrue at 2% per annum in excess of the applicable rate (the “Default Rate”). The Default Rate will also apply upon the occurrence of an event of default, subject to customary conditions.

We pay certain customary administration fees under the First Lien Credit Agreement.

Guarantees and Security

All obligations under the First Lien Credit Agreement are unconditionally guaranteed by substantially all of our existing and future, direct and indirect, wholly owned material domestic subsidiaries, subject to certain exceptions.

All obligations under the First Lien Credit Agreement, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by substantially all of our and our subsidiary guarantors’ assets, subject to certain exceptions.

Amortization and Prepayments

Beginning in September 2020, we are required to repay installments of the First Lien Loan in quarterly installments equal to 0.25% of the aggregate principal amount of $1.0 billion of the First Lien Loan.

The remaining principal amount outstanding under the First Lien Loans is due and payable in full at maturity.

Voluntary Prepayments

We may prepay at our option, in full or in part, borrowings under the First Lien Credit Agreement, subject to notice requirements, minimum prepayment amounts, increment limitations, and a prepayment premium and a make-whole premium under certain circumstances as described below.

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Pursuant to 17 C.F.R. Section 200.83

Mandatory Prepayments

The First Lien Credit Agreement requires us to prepay outstanding First Lien Loans, plus any applicable prepayment premium and make-whole premium, in the event of non-ordinary course asset sales or other dispositions of property, or incurrence or issuance by us or certain of our subsidiaries of any indebtedness, subject to certain exceptions, with:

•

100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property, if we or certain of our subsidiaries do not reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within (i) 450 days or (ii) 630 days, so long as a commitment to reinvest is made within 450 days, in each case subject to certain exceptions; and

•

100% of the net cash proceeds of all incurrence or issuance by us or certain of our subsidiaries of any indebtedness (except for permitted debt (other than debt incurred in connection with, related to, or associated with any governmental assistance and/or sponsored facility or program related to the COVID-19 pandemic that is secured on a pari passu basis with the First Lien Loan)).

Prepayment Premium and Make-Whole Premium

If any prepayment of First Lien Loans (whether voluntary, mandatory, or due to the acceleration of the loans) is made prior to the third anniversary of the closing date, a premium of 3% of the principal amount prepaid is required to be paid. If any prepayment of loans is made from and after the third anniversary but before the fourth anniversary of the closing date, a premium of 1% is required to be paid. From and after the fourth anniversary of the closing date, no premium is required.

Any prepayment of First Lien Loans (whether voluntary, mandatory or due to the acceleration of the loans) made prior to the second anniversary of the closing date will also be subject to a make-whole premium equal to the difference between (a) the aggregate amount of interest (assuming such interest is paid in cash and calculated at the First Lien Eurodollar Rate with a three month interest period) that would have otherwise been payable from the prepayment date through the second anniversary of the closing date on the applicable principal amount, minus (b) the aggregate amount of interest (assuming such interest is paid in cash and calculated at the First Lien Eurodollar Rate with a three month interest period) that would have been earned if the prepaid principal amount were reinvested for the period from the prepayment date through the second anniversary of the closing date at a treasury rate determined by the administrative agent.

Certain Covenants and Events of Default

The First Lien Credit Agreement contains a number of covenants that restrict, subject to certain exceptions, our and our subsidiaries’ ability to, among other things:

•	incur additional indebtedness;

•	create or incur liens;

•	engage in certain fundamental changes, including mergers or consolidations;

•	sell or transfer assets;

•	pay dividends and distributions on our and our subsidiaries’ capital stock;

•	payments and prepayments of junior or unsecured indebtedness;

•	make acquisitions, investments, loans, or advances;

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•	engage in certain transactions with affiliates; and

•	enter into negative pledge clauses and clauses restricting subsidiary distributions.

The First Lien Credit Agreement also contains certain customary affirmative covenants and events of default, including a change of control. If an event of default occurs, the lenders under the First Lien Credit Agreement will be entitled to take various actions, including the acceleration of amounts due under the First Lien Credit Agreement and all actions permitted to be taken by a secured creditor.

Second Lien Loan

In April 2020, we, as borrower, and certain of our subsidiaries, as guarantors, entered into a $1.0 billion Second Lien Credit Agreement with Top IV Talents, LLC, as administrative agent, and the lenders from time to time party thereto, resulting in proceeds of $967.5 million, net of debt discount and issuance costs. The loan is due and payable in July 2025. The underlying loan can be repaid in whole or in part prior to July 2025 at our option, subject to applicable prepayment premiums, make-whole premiums, and the priority of lenders under the First Lien Credit Agreement over any proceeds we receive from the sale of collateral.

Interest and Fees

Interest on the Second Lien Loan is payable monthly or quarterly in arrears, at our option depending on the chosen per annum interest rate equal to (i) in the case of LIBOR borrowings, 10% plus LIBOR, subject to a floor of 1% (the “Second Lien Eurodollar Rate”), or (ii) in the case of base rate borrowings, 9% plus the greatest of (a) the prime rate, (b) the federal funds effective rate plus 0.5%, and (c) LIBOR for a one-month period plus 1%, subject to a floor of 3%. In addition, at our election, payment-in-kind interest up to 5.5% per annum may be paid by increasing the principal amount of the Second Lien Loan by such amount.

Interest on base rate borrowings is payable in arrears on the last business day of each March, June, September, and December and on the maturity date of the Second Lien Loan. Interest on LIBOR borrowings is payable at the end of each applicable interest period of one month or three months. Interest on all past due amounts will accrue at the Default Rate. The Default Rate will also apply upon the occurrence of an event of default, subject to customary conditions.

We pay certain customary administration fees under the Second Lien Credit Agreement.

Guarantees and Security

All obligations under the Second Lien Credit Agreement are unconditionally guaranteed by substantially all of our and certain of our existing and future, direct and indirect, wholly owned material domestic subsidiaries, subject to certain exceptions.

Obligations under the Second Lien Credit Agreement, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by substantially all of our and our subsidiary guarantors’ assets, subject to certain exceptions.

Prepayments

Principal amounts outstanding under the Second Lien Loan are due and payable in full at maturity.

Voluntary Prepayments

Subject to the priority of lenders under the First Lien Credit Agreement over any proceeds we receive from the sale of collateral , we may prepay at our option, in full or in part, borrowings under the Second Lien Credit Agreement, subject to notice requirements, minimum prepayment amounts, increment limitations, and a prepayment premium and a make-whole premium under certain circumstances.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Mandatory Prepayments

Subject to our obligation to make mandatory prepayments under the First Lien Credit Agreement, the Second Lien Credit Agreement requires us to prepay outstanding Second Lien Loans, plus any applicable prepayment premium and make-whole premium, in the event of non-ordinary course asset sales or other dispositions of property or incurrence, or issuance by us or certain of our subsidiaries of any indebtedness, subject to certain exceptions, with:

•

100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property, if we or certain of our subsidiaries do not reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within (i) 450 days or (ii) 630 days, so long as a commitment to reinvest is made within 450 days, in each case subject to certain exceptions; and

•

100% of the net cash proceeds of all incurrence or issuance by us or certain of our subsidiaries of any indebtedness (except for permitted debt (other than debt incurred in connection with, related to, or associated with any governmental assistance and/or sponsored facility or program related to the COVID-19 pandemic that is secured senior in the right of priority to the Second Lien Loan)).

Prepayment Premium and Make-Whole Premium

If any prepayment of Second Lien Loans (whether voluntary, mandatory or due to the acceleration of the loans) is made prior to the 18-month anniversary of the closing date (the “Second Lien Call Date”), a premium of 2% of the principal amount prepaid is required to be paid. If any prepayment of loans is made from and after the Second Lien Call Date but before the first anniversary of the Second Lien Call Date, a premium of 2% is required to be paid. If any prepayment of loans is made from and after the first anniversary of the Second Lien Call Date but before the second anniversary of the Second Lien Call Date, a premium of 1% is required to be paid. From and after the second anniversary of the Second Lien Call Date, no premium is required.

Any prepayment of Second Lien Loans (whether voluntary, mandatory, or due to the acceleration of the loans) made prior to the Second Lien Call Date will also be subject to a make-whole premium equal to the difference between (a) the aggregate amount of interest (assuming such interest is paid in cash and calculated at the Second Lien Eurodollar Rate with a three month interest period) that would have otherwise been payable from the payment date through the Second Lien Call Date on the applicable principal amount, minus (b) the aggregate amount of interest (assuming such interest is paid in cash and calculated at the Second Lien Eurodollar Rate with a three month interest period) that would have been earned if the prepaid principal amount were reinvested for the period from the prepayment date through the Second Lien Call Date at a treasury rate determined by the administrative agent.

Certain Covenants and Events of Default

The Second Lien Credit Agreement contains a number of covenants that restrict, subject to certain exceptions, our and our subsidiaries’ ability to, among other things:

•	incur additional indebtedness;

•	create or incur liens;

•	engage in certain fundamental changes, including mergers or consolidations;

•	sell or transfer assets;

•	pay dividends and distributions on our and our subsidiaries’ capital stock;

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Pursuant to 17 C.F.R. Section 200.83

•	payments and prepayments of junior or unsecured indebtedness;

•	make acquisitions, investments, loans, or advances;

•	engage in certain transactions with affiliates; and

•	enter into negative pledge clauses and clauses restricting subsidiary distributions.

The Second Lien Credit Agreement also contains certain customary affirmative covenants and events of default, including a change of control. If an event of default occurs, the lenders under the Second Lien Credit Agreement will be entitled to take various actions, including the acceleration of amounts due under the Second Lien Credit Agreement and all actions permitted to be taken by a secured creditor, subject to the terms of the Intercreditor Agreement (as defined below).

Intercreditor Agreement

As between the First Lien Loan and the Second Lien Loan, lien priorities, rights and obligations of lenders during liquidation or insolvency proceedings, ability of lenders to release and foreclose on collateral and other intercreditor matters are governed by the First Lien and Second Lien Intercreditor Agreement, dated as of April 21, 2020 (the “Intercreditor Agreement”), by and among us, certain of our subsidiaries, Cortland Capital Market Services LLC, in its capacity as administrative agent under the First Lien Credit Agreement, Top IV Talents, LLC, in its capacity as administrative agent under the Second Lien Credit Agreement, and the other parties party thereto.

Warrants

In connection with the Second Lien Loan, we issued warrants to purchase 3,967,397 shares of Class A common stock with an initial exercise price of $56.71 per share, subject to adjustments upon the occurrence of certain specified events, to the Second Lien Loan lenders. The warrants expire on April 17, 2030 and the exercise price can be settled in cash or in net shares at the holder’s option. The fair value of the warrants of $116.6 million at issuance was recorded as a liability on the consolidated balance sheet, and the warrant liability will be subsequently remeasured to fair value at each reporting date as long as the warrants remain outstanding and unexercised with changes in fair value recorded in other income (expense), net in the consolidated statements of operations.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our Class A common stock, and a liquid trading market for our Class A common stock may not develop or be sustained after this offering. Sales of substantial amounts of our Class A common stock in the public market after this offering, or the perception that such sales could occur, could adversely affect the trading price of our Class A common stock and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

Upon the completion of this offering, based on the number of shares of our common stock outstanding as of September 30, 2020, we will have a total of                shares of our Class A common stock and                shares of our Class B common stock outstanding, assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into                shares of our Class B common stock, including                     shares of common stock issuable pursuant to the anti-dilution adjustment provisions relating to our Series C redeemable convertible preferred stock, immediately prior to the completion of this offering and the net issuance of shares of our Class B common stock upon the vesting and settlement of RSUs, for which the service-based vesting condition was satisfied as of September 30, 2020 and for which we expect the liquidity-based vesting condition to be satisfied in connection with this offering, after withholding shares to satisfy associated estimated income tax obligations (based on the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and an assumed    % tax withholding rate). Of these shares, all of the Class A common stock sold in this offering by us, plus any shares sold by us upon exercise, if any, of the underwriters’ option to purchase shares of Class A common stock, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are purchased by one of our “affiliates,” as that term is defined in Rule 144.

The remaining shares of Class A and Class B common stock will be, and shares of Class A and Class B common stock underlying outstanding RSUs, or subject to stock options or warrants will be on issuance, deemed “restricted securities,” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act (“Rule 701”), which rules are summarized below.

Rule 144

Under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, and we are current in our Exchange Act reporting at the time of sale, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the 90 days preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market without complying with the manner of sale, volume limitations, or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144,

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who have beneficially owned the shares proposed to be sold for at least six months, are entitled to sell in the public market, within any three-month period, a number of those shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal shares immediately after the completion of this offering; or

•	the average weekly trading volume of our Class A common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements, and requirements related to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants, or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the manner of sale, notice requirements, requirements related to the availability of current public information, or volume limitation provisions of Rule 144. The SEC has indicated that Rule 701 applies to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, and will apply to shares acquired upon exercise of such stock options, including exercises after the date of this prospectus. Persons who are our “affiliates” may resell those shares beginning 90 days after the date of this prospectus without compliance with minimum holding period requirements under Rule 144.

Registration Rights

Pursuant to our amended and restated investors’ rights agreement, the holders of up to                 shares of our common stock (including shares issuable upon the conversion of our outstanding redeemable convertible preferred stock, including the shares of common stock issuable pursuant to the anti-dilution adjustment provisions relating to our Series C redeemable convertible preferred stock, immediately prior to the completion of this offering) and holders of warrants to purchase     shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares or the shares issued pursuant to such warrants under the Securities Act. See the section titled “Description of Capital Stock — Registration Rights” for a description of these registration rights. If the offer and sale of these shares or the shares issued pursuant to such warrants is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares or the shares issued pursuant to such warrants may be sold into the public market.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of our Class A and Class B common stock issuable or reserved for issuance under our 2008 Plan, 2018 Plan, Hotel Tonight Plan, 2020 Plan, and ESPP. Shares covered by such registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations and vesting restrictions.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Material U.S. Federal Income Tax Consequences to Non-U.S. Holders

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our Class A common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

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•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an applicable financial statement.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying any cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under the subsection titled “ — Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below regarding backup withholding, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest (“USRPI”), by reason of our status as a U.S. real property holding corporation (“USRPHC”), for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain realized upon the sale or other taxable disposition, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable

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Pursuant to 17 C.F.R. Section 200.83

disposition of our Class A common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Underwriting

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
Allen & Company LLC
Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to     additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                shares of Class A common stock.

Total

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

We intend to apply to list our Class A common stock on the                  under the trading symbol “                .”

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Certain of the underwriters or their respective affiliates were lenders under our Credit Facility and served as financial advisors to us in connection with our First Lien Loan and Second Lien Loan.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission (the “ASIC”) in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”) and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of our Class A common stock may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of twelve months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Bermuda

The shares of Class A common stock offered by this prospectus may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Brazil

No securities may be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. The securities have not been, and will not be, registered with the Comissão de Valores Mobiliários.

British Virgin Islands

The shares of Class A common stock offered by this prospectus are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on our behalf. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a “BVI Company”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010 or the Public Issuers Code of the British Virgin Islands.

Canada

The shares of Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Chile

The shares of our Class A common stock offered by this prospectus are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares of Class A common stock offered by this prospectus or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Class A common stock to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the Class A common stock offered should conduct their own due diligence on the Class A common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), each underwriter has represented and agreed that it has not made and will not make an offer of any of the shares of Class A common stock offered by this prospectus to the public in that Relevant State, except that it may make an offer of any Shares to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of our Class A common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of Class A common stock offered by this prospectus in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any of the shares of Class A common stock offered by this prospectus and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

(a)

to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

(b)	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(c)

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Hong Kong

Shares of our Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to shares of our Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock.

Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred en bloc without subdivision to a single investor.

Korea

The shares of Class A common stock offered by this prospectus have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Kuwait

Unless all necessary approvals from the Kuwait Capital Markets Authority pursuant to Law No. 7/2010, its Executive Regulations, and the various Resolutions and Announcements issued pursuant thereto or in

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

connection therewith have been given in relation to the marketing of and sale of the Shares, these may not be offered for sale, nor sold in the State of Kuwait (“Kuwait”). Neither this prospectus nor any of the information contained herein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait. With regard to the contents of this document we recommend that you consult a licensee as per the law and specialized in giving advice about the purchase of shares and other securities before making the subscription decision.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares of Class A common stock offered by this prospectus has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock may not be circulated or distributed, nor may the shares of our Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our Class A common stock are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired shares of our Class A common stock under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

(a)	the offer, transfer, sale, renunciation or delivery is to:

(i)	persons whose ordinary business is to deal in securities, as principal or agent;

(ii)	the South African Public Investment Corporation;

(iii)	persons or entities regulated by the Reverse Bank of South Africa;

(iv)	authorized financial service providers under South African law;

(v)	financial institutions recognized as such under South African law;

(vi)

a wholly-owned subsidiary of any person or entity contemplated in (iii), (iv) or (v), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(vii)	any combination of the person in (i) to (vi); or

(b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

“registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in Section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within Section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA Relevant Persons.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (the “FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA) and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (the “CISO”) such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Taiwan

The shares of Class A common stock offered by this prospectus have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

United Arab Emirates

The shares of Class A common stock offered by this prospectus have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA is complied with or does not apply; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Legal Matters

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Simpson Thacher & Bartlett LLP, Palo Alto, California, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

Experts

The financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018, and 2019 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP (“PwC”), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

In connection with this offering, PwC completed an independence assessment to evaluate the services and relationships with the Company and its affiliates that may bear on PwC’s independence under the SEC and the PCAOB (United States) independence rules for an audit period commencing January 1, 2017. A relationship, described below, was found to exist within the audit period, which is not in accordance with the auditor independence standards of Regulation S-X and the Public Company Accounting Oversight Board.

•

Commencing in September 2017 and continuing through December 2018, an employee of a member firm within PricewaterhouseCoopers International Limited (“PwC member firm”) performed permissible tax consulting services for a subsidiary of Airbnb, Inc. During the same period, the PwC member firm employee’s spouse was in an accounting role at the subsidiary.

PwC noted the PwC member firm employee did not participate in the audits of the Company’s financial statements and the tax consulting services were unrelated to the audits. The filing of the registration statement of which this prospectus is a part necessitates compliance with the SEC’s and PCAOB’s auditor independence rules. After consideration of the relevant facts and circumstances, management, our Audit Committee, and PwC have concluded that PwC is capable of exercising objective and impartial judgment in connection with their audits of the Company’s financial statements for each of the years ended December 31, 2017 and 2018 and that no reasonable investor would conclude otherwise.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of Class A common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and our Class A common stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

You may read our SEC filings, including this registration statement, over the Internet at the SEC’s website at www.sec.gov. Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available for review at the SEC’s website referred to above. We also maintain a website at www.airbnb.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Investors should not rely on any such information in deciding whether to purchase our Class A common stock.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Airbnb, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Airbnb, Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit, and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Francisco, California

March 3, 2020, except for the effects of disclosing net loss per share information discussed in Notes 2 and 15 to the consolidated financial statements, the segment information discussed in Notes 2 and 18, and the financial statement schedule, as to which the date is August 19, 2020

We have served as the Company’s auditor since 2011.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	As of December 31,		Pro Forma as of December 31, 2019 (unaudited)
	2018	2019

Assets

Current assets:

Cash and cash equivalents	$2,140,877	$2,013,662

Marketable securities	1,188,431	1,060,726

Funds receivable and amounts held on behalf of customers	2,305,011	3,145,457

Prepaids and other current assets	240,213	341,598

Total current assets	5,874,532	6,561,443

Property and equipment, net	309,408	301,273

Operating lease right-of-use assets	—	385,594

Intangible assets, net	28,756	102,912

Goodwill	289,861	652,088

Other assets, noncurrent	110,532	306,809

Total assets	$6,613,089	$8,310,119

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Current liabilities:

Accounts payable	$70,630	$151,417

Operating lease liabilities, current	—	38,022

Accrued expenses and other current liabilities	864,130	1,224,080

Funds payable and amounts payable to customers	2,305,011	3,145,457

Unearned fees	496,239	674,788

Total current liabilities	3,736,010	5,233,764

Operating lease liabilities, noncurrent	—	381,374

Other liabilities, noncurrent	162,885	271,164

Total liabilities	3,898,895	5,886,302

Commitments and contingencies (Note 13)

Redeemable convertible preferred stock, $0.0001 par value, 123,608,521 shares authorized as of December 31, 2018 and 2019; 119,811,947 shares issued and outstanding as of December 31, 2018 and 2019; aggregate liquidation preference of $3,250,665 as of December 31, 2018 and 2019; no shares issued and outstanding as of December 31, 2019, pro forma (unaudited)	3,231,502	3,231,502

Stockholders’ equity (deficit):

Common stock, $0.0001 par value, 355,000,000 shares of Class A common stock authorized as of December 31, 2018 and 2019; 5,757,382 and 8,142,034 shares of Class A common stock issued and outstanding as of December 31, 2018 and 2019, respectively;             shares of Class A common stock issued and outstanding as of December 31, 2019, pro forma (unaudited); 355,000,000 shares of Class B common stock authorized as of December 31, 2018 and 2019; 123,288,514 and 123,765,125 shares of Class B common stock issued and outstanding as of December 31, 2018 and 2019, respectively;             shares of Class B common stock issued and outstanding as of December 31, 2019, pro forma (unaudited)

	13	13

Additional paid-in capital	259,479	617,703

Accumulated other comprehensive loss	(7,912)	(4,410)

Accumulated deficit	(768,888)	(1,420,991)

Total stockholders’ equity (deficit)	(517,308)	(807,685)

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$6,613,089	$8,310,119

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Year Ended December 31,

	2017	2018	2019

Revenue	$2,561,721	$3,651,985		$4,805,239
Costs and expenses:
Cost of revenue	647,690	864,032		1,196,313
Operations and support	395,739	609,202		815,074
Product development	400,749	579,193		976,695
Sales and marketing	871,749	1,101,327		1,621,519
General and administrative	327,156	479,487		697,181
Total costs and expenses	2,643,083	3,633,241		5,306,782
Income (loss) from operations	(81,362)	18,744		(501,543)
Interest income	32,102	66,793		85,902
Interest expense	(16,403)	(26,143)		(9,968)
Other income (expense), net	6,564	(12,361)		13,906
Income (loss) before income taxes	(59,099)	47,033		(411,703)
Provision for income taxes	10,947	63,893		262,636
Net loss	$(70,046)	$(16,860)		$(674,339)
Net loss per share attributable to Class A and Class B common stockholders, basic and diluted	$(0.55)	$(0.13)		$(5.18)
Weighted-average shares used in computing net loss per share attributable to Class A and Class B common stockholders, basic and diluted	127,503	128,163		130,278
Pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted (unaudited)			$
Weighted-average shares used in computing pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted (unaudited)

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Year Ended December 31,

	2017	2018	2019

Net loss	$(70,046)	$(16,860)	$(674,339)
Other comprehensive income (loss):
Net unrealized gain (loss) on available-for-sale marketable securities, net of tax	817	(3,009)	1,493
Foreign currency translation adjustments	3,104	(6,747)	2,009
Other comprehensive income (loss)	3,921	(9,756)	3,502
Comprehensive loss	$(66,125)	$(26,616)	$(670,837)

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount

Balances as of December 31, 2016	119,335,757	$3,181,637	126,693,348	$13	$64,505	$(2,077)	$(682,945)	$(620,504)
Net loss	—	—	—	—	—	—	(70,046)	(70,046)
Cumulative effect from adoption of ASU 2016-16	—	—	—	—	—	—	(897)	(897)
Foreign currency translation adjustments	—	—	—	—	—	3,104	—	3,104
Net unrealized gain on marketable securities	—	—	—	—	—	817	—	817
Issuance of Series F redeemable convertible preferred stock, net of issuance costs	476,190	49,865	—	—	—	—	—	—
Issuance of common stock for acquisition of businesses	—	—	769,377	—	81,087	—	—	81,087
Exercise of common stock options	—	—	267,457	—	1,007	—	—	1,007
Exercise of common stock warrants	—	—	7,788	—	—	—	—	—
Restricted stock issued with compensation arrangements	—	—	618,394	—	—	—	—	—
Stock-based compensation	—	—	—	—	38,357	—	—	38,357
Balances as of December 31, 2017	119,811,947	3,231,502	128,356,364	13	184,956	1,844	(753,888)	(567,075)
Net loss	—	—	—	—	—	—	(16,860)	(16,860)
Cumulative effect from adoption of ASU 2016-01	—	—	—	—	—	(1,860)	1,860	—
Foreign currency translation adjustments	—	—	—	—	—	(6,747)	—	(6,747)
Net unrealized loss on marketable securities	—	—	—	—	—	(1,149)	—	(1,149)
Issuance of common stock for acquisition of businesses	—	—	38,289	—	4,587	—	—	4,587
Exercise of common stock options	—	—	571,009	—	16,043	—	—	16,043
Exercise of common stock warrants	—	—	34,286	—	—	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount

Restricted stock issued with compensation arrangements	—	—	45,948	—	—	—	—	—
Stock-based compensation	—	—	—	—	53,893	—	—	53,893
Balances as of December 31, 2018	119,811,947	3,231,502	129,045,896	13	259,479	(7,912)	(768,888)	(517,308)
Net loss	—	—	—	—	—	—	(674,339)	(674,339)
Cumulative effect from adoption of ASU 2016-02	—	—	—	—	—	—	22,236	22,236
Foreign currency translation adjustments	—	—	—	—	—	2,009	—	2,009
Net unrealized gain on marketable securities	—	—	—	—	—	1,493	—	1,493
Issuance of common stock for vesting of restricted stock units	—	—	250	—	—	—	—	—
Issuance of common stock for acquisition of businesses	—	—	2,153,651	—	240,687	—	—	240,687
Exercise of common stock options	—	—	449,044	—	5,873	—	—	5,873
Exercise of common stock warrant	—	—	72,493	—	—	—	—	—
Restricted stock issued with compensation arrangements	—	—	185,825	—	—	—	—	—
Reclassification of derivative warrant liability to equity	—	—	—	—	14,117	—	—	14,117
Stock-based compensation	—	—	—	—	97,547	—	—	97,547
Balances as of December 31, 2019	119,811,947	$3,231,502	131,907,159	$13	$617,703	$(4,410)	$(1,420,991)	$(807,685)

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2017	2018	2019

Cash flows from operating activities:

Net loss	$(70,046)	$(16,860)	$(674,339)

Adjustments to reconcile net loss to cash provided by operating activities:

Depreciation and amortization	79,342	82,401	114,162

Bad debt expense	30,876	49,028	77,053

Stock-based compensation expense	38,357	53,893	97,547

Deferred income taxes	(4,180)	(5,017)	(5,627)

Impairment of investments	—	—	27,751

(Gain) loss on investments, net	—	—	(38,472)

Amortization (accretion) of premium (discount) on marketable securities, net	(1,011)	2,687	(2,043)

Noncash interest (income) expense, net	2,547	(6,358)	4,153

Foreign exchange (gain) loss	(11,025)	5,964	2,927

Other, net	3,163	8,790	(767)

Changes in operating assets and liabilities, net of acquisitions:

Prepaids and other assets	(138,758)	(102,808)	(186,445)

Operating lease right-of-use assets	—	—	49,126

Accounts payable	11,758	29,837	75,716

Accrued expenses and other liabilities	174,808	348,105	547,654

Operating lease liabilities	—	—	(41,923)

Unearned fees	135,394	145,895	176,254

Net cash provided by operating activities	251,225	595,557	222,727

Cash flows from investing activities:

Purchases of property and equipment	(100,204)	(90,624)	(125,452)

Purchases of marketable securities	(1,040,246)	(1,270,578)	(1,016,155)

Sales of marketable securities	472,850	555,161	609,438

Maturities of marketable securities	55,305	201,310	551,647

Payments for equity investments in privately-held companies	(4,000)	(28,850)	(208,182)

Acquisitions, net of cash acquired	(172,649)	(31,300)	(192,116)

Other, net	—	(3,290)	33,665

Net cash used in investing activities	(788,944)	(668,171)	(347,155)

Cash flows from financing activities:

Proceeds from exercise of stock options	1,007	16,043	5,873

Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	49,865	—	—

Proceeds from tenant improvement allowance under build-to-suit leases	4,844	6,886	—

Change in funds payable and amounts payable to customers	617,238	117,587	848,706

Net cash provided by financing activities	672,954	140,516	854,579

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	227,172	(158,919)	(25,284)

Net increase (decrease) in cash, cash equivalents, and restricted cash	362,407	(91,017)	704,867

Cash, cash equivalents, and restricted cash, beginning of year	4,167,186	4,529,593	4,438,576

Cash, cash equivalents, and restricted cash, end of year	$4,529,593	$4,438,576	$5,143,443

Supplemental disclosures of cash flow information:

Cash paid for income taxes, net of refunds	$8,740	$44,620	$28,192

Cash paid for interest	$13,768	$21,151	$5,178

Noncash investing and financing activities:

Common stock and stock awards issued for acquisitions	$81,087	$4,587	$240,687

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

Note 1. Description of Business

Airbnb, Inc. (the “Company” or “Airbnb”) was incorporated in Delaware in June 2008 and is headquartered in San Francisco, California. The Company operates a global platform for unique stays and experiences. The Company’s marketplace model connects hosts and guests (collectively referred to as “customers”) online or through mobile devices to book spaces and experiences around the world.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and include accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Unaudited Pro Forma Information

Unaudited Pro Forma Balance Sheet

The unaudited pro forma balance sheet as of December 31, 2019 reflects the automatic conversion of all shares of redeemable convertible preferred stock outstanding into an aggregate of 120,455,294 shares of the Company’s Class B common stock, which includes 643,347 additional shares of Class B common stock to be issued upon conversion of the Series C redeemable convertible preferred stock as discussed in Note 12, Redeemable Convertible Preferred Stock and Stockholders’ Deficit, as if such conversion had occurred on December 31, 2019.

The Company granted to certain employees and nonemployees restricted stock units (“RSUs”) that vest upon the satisfaction of both service-based and liquidity-event performance-based vesting conditions. The service-based vesting condition for these awards is generally satisfied over four years. The liquidity-event performance-based vesting condition is satisfied upon the occurrence of a qualifying liquidity event, defined as the first to occur of (i) the date that is the earlier of (x) the first quarterly vesting date that is after the six-month anniversary of the effective date of an initial public offering of the Company’s securities (“IPO”) with respect to the Company’s 2008 Equity Incentive Plan or the first quarterly vesting date after the expiration of the “lock-up” period after the effective date of the Company’s IPO with respect to the Company’s 2018 Equity Incentive Plan or (y) February 25 of the calendar year following the year in which the IPO was declared effective, or (ii) a change in control of the Company as defined in the Company’s equity incentive plans. If the RSUs vest, the Company will deliver one share of Class B common stock for each vested RSU on the applicable settlement date. In November 2019, the Company also began granting to employees and nonemployees RSUs that vest only upon the satisfaction of a service-based vesting condition.

For RSUs granted with a liquidity-event performance-based vesting condition, in the period in which the liquidity-event performance-based vesting condition becomes probable, the Company will recognize cumulative stock-based compensation expense related to RSUs for which the service-based vesting condition was satisfied or partially satisfied. Accordingly, the unaudited pro forma balance sheet as of December 31, 2019 gives effect to stock-based compensation expense of $                billion associated with

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

these RSUs, calculated using the accelerated attribution method. This pro forma adjustment is reflected as an increase in accumulated deficit and additional paid-in capital. RSU holders will generally incur taxable income based upon the value of the shares on the date they are settled. The Company is required to withhold taxes on such value at applicable minimum statutory rates. Accordingly, to satisfy the tax withholding obligations related to the RSUs, the Company will withhold the number of shares necessary to satisfy the tax obligations, based on the fair value of its common stock on the date of the IPO. The Company currently expects that the average of these withholding tax rates will be approximately    %. Based upon the assumed IPO price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the Company estimates that its tax withholding and remittance obligation would be approximately $                 million in the aggregate. Such amount is included as an increase to accrued expenses and other current liabilities and an equivalent decrease to additional paid-in capital in the unaudited pro forma balance sheet as of December 31, 2019. The unaudited pro forma balance sheet disclosure of shares outstanding of Class B common stock also gives effect to the settlement of                 RSUs for which the service-based vesting condition was satisfied as of December 31, 2019, net of shares withheld for tax obligations.

Unaudited Pro Forma Net Loss Per Share

Unaudited pro forma basic net loss per share is computed to give effect to (i) the automatic conversion of all outstanding shares of the Company’s redeemable convertible preferred stock into 120,455,294 shares of Class B common stock, which includes 643,347 additional shares of Class B common stock to be issued upon conversion of the Series C redeemable convertible preferred stock (as discussed in Note 12, Redeemable Convertible Preferred Stock and Stockholders’ Deficit) and (ii) the net issuance of                shares of Class B common stock issued for RSUs granted to employees with both service-based and liquidity-event performance-based vesting conditions for which the service-based vesting condition was satisfied as of December 31, 2019 and the qualifying liquidity event will be satisfied in connection with an IPO, after giving effect to shares withheld to satisfy the associated tax withholding obligations. The Company used the if-converted method as though the conversion of the redeemable convertible preferred stock had occurred as of the beginning of the period or the original date of issuance, if later.

The pro forma net loss used to calculate pro forma basic net loss per share is not adjusted for stock-based compensation expense associated with these RSUs. In addition, pro forma diluted net loss per share is the same as the pro forma basic net loss per share for the period as the impact of any potentially dilutive securities is anti-dilutive.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and variable interest entities (“VIE”) in which the Company is the primary beneficiary in accordance with consolidation accounting guidance. All intercompany transactions have been eliminated in consolidation.

The Company determines, at the inception of each arrangement, whether an entity in which it has made an investment or in which it has other variable interest in is considered a VIE. The Company consolidates a VIE when it is deemed to be the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria: (i) has the power to direct the activities that most significantly affect the economic performance of the VIE; and (ii) has the obligation to absorb losses or the right to receive

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

benefits that in either case could potentially be significant to the VIE. Periodically, the Company determines whether any changes in its interest or relationship with the entity impact the determination of whether the entity is still a VIE and, if so, whether the Company is the primary beneficiary. If the Company is not deemed to be the primary beneficiary in a VIE, the Company accounts for the investment or other variable interest in a VIE in accordance with applicable U.S. GAAP. As of December 31, 2018 and 2019, the Company’s consolidated VIEs were not material to the consolidated financial statements.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company regularly evaluates its estimates, including those related to bad debt reserves, fair value of investments, useful lives of long-lived assets and intangible assets, valuation of acquired goodwill and intangible assets from acquisitions, contingent liabilities, insurance reserves, revenue recognition, valuation of common stock, stock-based compensation, and income and non-income taxes, among others. Actual results could differ materially from these estimates.

Segment Information

Operating segments are defined as components of an entity for which discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in making decisions regarding resource allocation and performance assessment. The Company’s CODM is its Chief Executive Officer. The Company has determined it has one operating and reportable segment as the CODM reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents are held in checking and interest-bearing accounts and consist of cash and highly-liquid securities with an original maturity of 90 days or less. The Company did not have any restricted cash as of December 31, 2017 and 2018 and restricted cash was not material as of December 31, 2019. The following table reconciles cash, cash equivalents, and restricted cash reported on the Company’s consolidated balance sheets to the total amount presented in the consolidated statements of cash flows (in thousands):

	December 31,
	2017	2018	2019

Cash and cash equivalents	$2,207,843	$2,140,877	$2,013,662
Cash and cash equivalents included in funds receivable and amounts held on behalf of customers	2,321,750	2,297,699	3,129,781
Total cash, cash equivalents, and restricted cash presented in the consolidated statements of cash flows	$4,529,593	$4,438,576	$5,143,443

Marketable Securities

The Company considers all highly-liquid investments with original maturities of greater than 90 days to be marketable securities. The Company determines the appropriate classification of its investments in marketable securities at the time of purchase. As the Company views these securities as available to

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

support current operations, it accounts for these debt securities as available-for-sale and classifies them as short-term assets on its consolidated balance sheets. The Company determines realized gains or losses on the sale of equity and debt securities on a specific identification method.

Unrealized gains and losses on available-for-sale debt securities are reported as a component of accumulated other comprehensive income (loss) in stockholders’ deficit. Realized gains and losses and other-than-temporary impairments are reported within other income (expense), net in the consolidated statements of operations. The assessment for impairment takes into account the severity and duration of the decline in value, adverse changes in the market or industry of the investee, the Company’s intent to sell the security and whether it is more likely than not that it will be required to sell the security before recovery of the amortized cost basis.

The Company’s marketable equity securities with readily determinable fair values are measured at fair value on a recurring basis with changes in fair value recognized within other income (expense), net in the consolidated statements of operations.

Non-Marketable Investments

Non-marketable investments consist of debt and equity investments in privately-held companies, which are classified as other assets, noncurrent on the consolidated balance sheets. The Company classifies its non-marketable investments that meet the definition of a debt security as available-for-sale. The accounting policy for debt securities classified as available-for-sale is described above. The Company’s non-marketable equity investments are accounted for using either the equity method of accounting or equity investments without readily determinable fair value measurement alternative.

The Company uses the equity method if it has the ability to exercise significant influence, but not control, over the operating and financial policies of the investee. For investments accounted for using the equity method, the Company’s proportionate share of its equity interest in the net income or loss of these companies is recorded in the consolidated statements of operations within other income (expense), net. The carrying amount of the investment in equity interests is adjusted to reflect the Company’s interest in the investee’s net income or loss and any impairments and is classified in other assets, noncurrent on the consolidated balance sheets.

Investments for which the Company is not able to exercise significant influence over the investee are accounted for using the measurement alternative. Such investments are carried at cost, less any impairments, and are adjusted for subsequent observable price changes obtained from orderly transactions for identical or similar investments issued by the same investee. This election is reassessed each reporting period to determine whether non-marketable equity securities have a readily determinable fair value, in which case they would no longer be eligible for this election. Changes in the basis of the equity investment are recognized in other income (expense), net in the consolidated statements of operations.

The Company reviews each of its non-marketable debt and equity investments for impairment at the end of each reporting period or whenever events or circumstances indicate that the carrying value may not be fully recoverable. Impairment indicators might include negative changes in industry and market conditions, financial performance, business prospects, and other relevant events and factors. Upon determining that an impairment exists, the Company recognizes as an impairment in other income (expense), net in the

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

consolidated statements of operations the amount by which the carrying value exceeds the fair value of the investment.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. This hierarchy requires the Company to use observable market data when available and to minimize the use of unobservable inputs when determining fair value. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and disclosed at fair value are classified and disclosed based on the observability of inputs used in the determination of fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets.

Level 2: Observable inputs other than Level 1 prices, such as quoted prices in less active markets or model-derived valuations that are observable either directly or indirectly.

Level 3: Unobservable inputs in which there is little or no market data that are significant to the fair value of the assets or liabilities.

The carrying amount of the Company’s financial instruments, including cash equivalents, funds receivable and amounts held on behalf of customers, accounts payable, accrued liabilities, funds payable and amounts payable to customers, and unearned fees approximate their respective fair values because of their short maturities.

Level 2 Valuation Techniques

Financial instruments classified as Level 2 within the Company’s fair value hierarchy are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. Prices of these securities are obtained through independent, third-party pricing services and include market quotations that may include both observable and unobservable inputs. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices and market transactions in comparable investments and various relationships between investments. The Company’s foreign exchange derivative instruments are valued using pricing models that take into account the contract terms, as well as multiple inputs where applicable, such as interest rate yield curves and currency rates.

Internal-Use Software

The Company capitalizes certain costs in connection with obtaining or developing software for internal use. Additionally, the Company capitalizes qualifying costs incurred for upgrades and enhancements that result in additional functionality to existing software. Amortization of such costs begins when the project is substantially complete and ready for its intended use. Capitalized software development costs are classified as property and equipment, net on the consolidated balance sheets and are amortized using the straight-line method over the estimated useful life of the applicable software.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization.

Depreciation and amortization on property and equipment is calculated using the straight-line method over the estimated useful lives indicated below:

Asset Category	Period

Computer equipment	5 years
Computer software and capitalized internal-use software	1.5 to 3 years
Office furniture and equipment	5 years
Buildings	25 to 40 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Costs of maintenance and repairs that do not improve or extend the useful lives of assets are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation are removed from the consolidated balance sheet and the resulting gain or loss is reflected in the consolidated statements of operations.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting, under which all assets acquired and liabilities assumed are recorded at their respective fair values at the date of acquisition. The excess purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred.

Leases

The Company determines whether an arrangement is or contains a lease at inception. Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Operating lease liabilities represent the present value of lease payments not yet paid. Operating lease ROU assets represent the Company’s right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The Company’s leases typically contain rent escalations over the lease term. The Company recognizes expense for these leases on a straight-line basis over the lease term. Additionally, tenant incentives, primarily used to fund leasehold improvements, are recognized when earned and reduce the Company’s right-of-use asset related to the lease. These are amortized through the right-of-use asset as reductions of expense over the lease term.

The Company’s lease agreements may contain variable costs such as common area maintenance, operating expenses or other costs. Variable lease costs are expensed as incurred on the consolidated statements of operations. The Company’s lease agreements generally do not contain any residual value guarantees or restrictive covenants.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. The Company has one reporting unit. The Company tests goodwill for impairment at least annually, in the fourth quarter, or whenever events or changes in circumstances indicate that goodwill might be impaired. There were no impairment charges in any of the periods presented in the consolidated financial statements. Refer to Note 7, Intangible Assets and Goodwill, for additional information.

Intangible Assets

Intangible assets are amortized on a straight-line basis over the estimated useful lives ranging from one to ten years. The Company reviews intangible assets for impairment under the long-lived asset model described below. There were no impairment charges in any of the periods presented in the consolidated financial statements. Refer to Note 7, Intangible Assets and Goodwill, for additional information.

Impairment of Long-Lived Assets

Long-lived assets that are held and used by the Company are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Determination of recoverability of long-lived assets is based on an estimate of the undiscounted cash flows resulting from the use of the asset and its eventual disposition. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals. There were no impairment charges recorded in any of the periods presented in the consolidated financial statements.

Revenue Recognition

The Company generates substantially all of its revenue from facilitating guest stays at accommodations offered by hosts on the Company’s platform.

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The Company adopted ASC 606 effective January 1, 2018, using the full retrospective transition method. Under this method, the Company is presenting the consolidated financial statements for the year ended December 31, 2017 as if ASC 606 had been effective for that period. The adoption of ASC 606 did not have a material impact on the Company’s accumulated deficit balance as of January 1, 2017.

The Company considers both hosts and guests to be its customers. The customers agree to the Company’s Terms of Service (“ToS”) to use the Company’s platform. Upon confirmation of a booking made by a guest, the host agrees to provide the use of the property. At such time, the host and guest also agree upon the applicable booking value as well as host fees and guest fees (collectively “service fees”). The Company charges service fees in exchange for certain activities, including the use of the Company’s platform, customer support, and payment processing activities. These activities are not distinct from each other and are not separate performance obligations. As a result, the Company’s single performance obligation is to facilitate a stay, which occurs upon the completion of a check-in event (a “check-in”). The Company recognizes revenue upon check-in as its performance obligation is satisfied upon check-in and the Company has the right to receive payment for the fulfillment of the performance obligation.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

The Company charges service fees to its customers as a percentage of the value of the booking, excluding taxes. The Company collects both the booking value from the guest on behalf of the host and the applicable guest fees owed to the Company using the guest’s pre-authorized payment method. After check-in, the Company disburses the booking value to the host, less the fees due from the host to the Company. The Company’s ToS stipulates that a host may cancel a confirmed booking at any time up to check-in. Therefore, the Company determined that for accounting purposes, each booking is a separate contract with the host and guest, and the contracts are not enforceable until check-in. Since an enforceable contract for accounting purposes is not established until check-in, there were no partially satisfied or unsatisfied performance obligations as of December 31, 2018 and 2019. The service fees collected from customers prior to check-in are recorded as unearned fees. Unearned fees are not considered contract balances under ASC 606-10-50-8 because they are subject to refund in the event of a cancellation.

Guest stays of at least 28 nights are considered long-term stays. The Company charges service fees to facilitate long-term stays on a monthly basis. Such stays are generally cancelable with a 30-day advance notice for no significant penalty. Accordingly, long-term stays are treated as month-to-month contracts; each month is a separate contract with the host and guest, and the contracts are not enforceable until check-in for the initial month as well as subsequent monthly extensions. The Company’s performance obligation for long-term stays is the same as that for short-term stays. The Company recognizes revenue for the first month upon check-in, similar to short-term stays, and recognizes revenue for any subsequent months upon each month’s anniversary from initial check-in date.

The Company evaluates the presentation of revenue on a gross versus net basis based on whether or not it is the principal (gross) or the agent (net) in the transaction. As part of the evaluation, the Company considers whether it controls the right to use the property before control is transferred. Indicators of control that the Company considers include whether the Company is primarily responsible for fulfilling the promise associated with the rental of the property, whether it has inventory risk associated with the property, and whether it has discretion in establishing the prices for the property. The Company determined that it does not control the right to use the properties either before or after completion of its service. Accordingly, the Company has concluded that it is acting in an agent capacity and revenue is presented net reflecting the service fees received from guests and hosts to facilitate a stay.

The Company has elected to recognize the incremental costs of obtaining a contract, including the costs of certain referrer fees, as an expense when incurred as the amortization period of the asset that the Company otherwise would have recognized is one year or less. The Company has no significant financing components in its contracts with customers.

The Company has elected to exclude from revenue, taxes assessed by a governmental authority that are both imposed on and are concurrent with specific revenue producing transactions. Accordingly, such amounts are not included as a component of revenue or cost of revenue.

Payments to Customers

The Company makes payments to customers as part of its referral programs and marketing promotions, collectively referred to as the Company’s incentive programs, and refund activities. The payments are generally in the form of coupon credits to be applied toward future bookings or as cash refunds.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

Incentive Programs

The Company encourages the use of its platform and attracts new customers through its incentive programs.

Under the Company’s referral program, the referring party (the “referrer”) earns a coupon when the new guest or host (the “referee”) completes their first stay on the Company’s platform. Incentives earned by customers for referring new customers are paid in exchange for a distinct service and are accounted for as customer acquisition costs. The Company records the incentive as a liability at the time the incentive is earned by the referrer with the corresponding charge recorded to sales and marketing expense in the same way the Company accounts for other marketing services from third-party vendors. Any amounts paid in excess of the fair value of the referral service received are recorded as a reduction of revenue. Fair value of the service is established using amounts paid to vendors for similar services. Customer referral coupon credits generally expire within one year from issuance and the Company estimates the redemption rates using its historical experience. As of December 31, 2018 and 2019, the referral coupon liability was not material.

Through marketing promotions, the Company issues customer coupon credits to encourage the use of its platform. After a customer redeems such incentives, the Company records a reduction to revenue at the date it records the corresponding revenue transaction, as the Company does not receive a distinct good or service in exchange for the customer incentive payment.

Refunds

In certain instances, the Company issues refunds to customers as part of its customer support activities in the form of cash or credits to be applied toward a future booking. There is no legal obligation to issue such refunds to hosts or guests on behalf of its customers. The Company accounts for refunds, net of any recoveries, as variable consideration, which results in a reduction to revenue. The Company reduces the transaction price by the estimated amount of the payments by applying the most likely outcome method based on known facts and circumstances and historical experience. The estimate for variable consideration was not material as of December 31, 2018 and 2019.

The Company evaluates whether the cumulative amount of payments made to customers that are not in exchange for a distinct good or service received from customers exceeds the cumulative revenue earned since inception of the customer relationships. Any cumulative payments in excess of cumulative revenue are presented within operations and support or sales and marketing on the consolidated statements of operations based on the nature of the payments made to customers.

For the years ended December 31, 2017, 2018 and 2019, payments made to customers resulted in: reductions to revenue of $138.0 million, $221.5 million and $274.5 million, respectively; charges to operations and support of $42.2 million, $68.9 million and $103.4 million, respectively; and, charges to sales and marketing expense of $68.4 million, $120.2 million and $129.6 million, respectively.

Funds Receivable and Funds Payable

Funds receivable and amounts held on behalf of customers represent cash received or in-transit from guests via third-party credit card processors and other payment methods, which flows through a Company bank account for payment to hosts following check-in. This cash and related receivable

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

represent the total amount due to hosts, and as such, a liability for the same amount is recorded to funds payable and amounts payable to customers.

The Company records guest payments, net of service fees, as funds receivable and amounts held on behalf of customers with a corresponding amount in funds payable and amounts payable to customers when cash is received in advance of check-in. Host and guest fees are recorded as cash with a corresponding amount in unearned fees. For certain bookings, a guest may opt to pay 50% of the total amount due when the booking is confirmed, with the remaining balance due prior to the stay occurring (the “Pay Less Upfront Program”). Under the Pay Less Upfront Program, when the Company receives the first installment payment from the guest upon confirmation of the booking, the Company records the first installment payment as funds receivable and amounts held on behalf of customers with a corresponding amount in funds payable and amounts payable to customers, net of the host and guest fees. The full value of the service fees is recorded as cash and cash equivalents and unearned fees upon receipt of the first installment payment to represent what the Company expects to be recognized as revenue if the underlying booking is not cancelled. Upon receipt of the second installment, such payment amounts are also recorded as funds receivable and amounts held on behalf of customers with a corresponding amount in funds payable and amounts payable to customers.

Following check-in, the Company remits funds due to hosts and recognizes unearned fees as revenue as its performance obligation is satisfied.

Bad Debt

The Company generally collects funds related to bookings from guests on behalf of hosts prior to check-in. However, in limited circumstances the Company disburses funds to a host or a guest on behalf of a counterparty guest or host prior to collecting such amounts from the counterparty. Such uncollected balances generally arise from the timing of payments and collections related to a dispute resolution between the guest and host or certain alterations to stays. The Company estimates its exposure to such balances deemed to be uncollectible based on factors including known facts and circumstances, historical experience, and the age of the uncollected balances. Bad debt expense was $30.9 million, $49.0 million and $77.1 million for the years ended December 31, 2017, 2018 and 2019, respectively.

Cost of Revenue

Cost of revenue primarily consists of payment processing charges, including merchant fees and chargebacks, costs associated with third-party data centers used to host the Company’s platform, and amortization of internally developed software and acquired technology.

Operations and Support

Operations and support costs primarily consist of personnel-related expenses and third-party service provider fees associated with customer support provided via phone, email, and chat to hosts and guests, customer relations costs, which include refunds and credits related to customer satisfaction and expenses associated with the Company’s host protection programs, and allocated costs for facilities and information technology. These costs are expensed as incurred.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

Product Development

Product development costs primarily consist of personnel-related expenses and third-party service provider fees incurred in connection with the development of the Company’s platform and new products as well as the improvement of existing products, and allocated costs for facilities and information technology. These costs are expensed as incurred.

Sales and Marketing

Sales and marketing costs primarily consist of performance and brand marketing, personnel-related expenses, including those related to field operations, portions of referral incentives and coupons, policy and communications, and allocated costs for facilities and information technology. These costs are expensed as incurred. Advertising expenses, which comprise the majority of performance marketing, were $403.9 million, $474.5 million and $712.6 million for the years ended December 31, 2017, 2018 and 2019, respectively.

General and Administrative

General and administrative costs primarily consist of personnel-related expenses for executive management and administrative functions, including finance and accounting, legal, and human resources, as well as general corporate and director and officer insurance. General and administrative costs also include certain professional services fees, allocated costs for facilities and information technology expenses, indirect taxes including lodging taxes where the Company may be held jointly liable with hosts for collecting and remitting such taxes, and bad debt expense. These costs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax law in effect for the years in which the temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates and accounts for uncertain tax positions using a two-step approach. Recognition, step one, occurs when the Company concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement, step two, determines the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Derecognition of a tax position that was previously recognized would occur when the Company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained.

Foreign Currency

The Company’s reporting currency is the U.S dollar. The Company determines the functional currency for each of its foreign subsidiaries by reviewing their operations and currencies used in their primary economic

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

environments. Assets and liabilities for foreign subsidiaries with functional currency other than U.S. dollar are translated into U.S. dollars at the rate of exchange existing at the balance sheet date. Statements of operations amounts are translated at average exchange rates for the period. Translation gains and losses are recorded in accumulated other comprehensive income (loss) as a component of stockholders’ deficit. No amounts were reclassified from accumulated other comprehensive income (loss) for the years ended December 31, 2017, 2018, and 2019.

Remeasurement gains and losses are included in other income (expense), net in the consolidated statements of operations. Monetary assets and liabilities are remeasured at the exchange rate on the balance sheet date and nonmonetary assets and liabilities are measured at historical exchange rates. Total net realized and unrealized gains (losses) on foreign currency transactions and balances totaled $11.0 million, $(6.0) million and $(4.8) million for the years ended December 31, 2017, 2018, and 2019, respectively.

Derivative Instruments

The Company enters into financial derivative instruments, consisting of foreign currency contracts to mitigate its exposure to the impact of movements in currency exchange rates on its transactional balances denominated in currencies other than the functional currency. The Company does not use derivatives for trading or speculative purposes. Derivative instruments are recognized in the consolidated balance sheets at fair value. Gains and losses resulting from changes in the fair value of derivative instruments that are not designated as hedging instruments for accounting purposes are recognized in the consolidated statements of operations in the period that the changes occur.

Stock-Based Compensation

The Company measures and recognizes the compensation expense for all stock-based awards based on the estimated fair value of the award.

The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options on the date of grant. Calculating the fair value of stock options using the Black-Scholes model requires certain highly subjective inputs and assumptions. The Company estimates the expected term of stock options granted based on the simplified method and estimates the volatility of its common stock on the date of grant based on the average historical stock price volatility of comparable publicly-traded companies. The simplified method calculates the expected term as the mid-point between the weighted-average time to vesting and the contractual maturity. The simplified method is used as the Company does not have sufficient historical data regarding stock option exercises. In addition, the Company accounts for forfeitures as they occur. The Company records stock-based compensation expense for its stock options on a straight-line basis over the requisite service period, which is generally four years. The contractual term of the Company’s stock options is ten years.

The absence of an active market for the Company’s common stock also requires the Company’s board of directors, which includes members who possess extensive business, finance, and venture capital experience, to determine the fair value of its common stock for purposes of granting stock options and RSUs. The Company obtains contemporaneous third-party valuations to assist the board of directors in determining the fair value of the Company’s common stock. All stock options granted are exercisable at a

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

price per share not less than the fair value of the shares of the Company’s common stock as determined by the board of directors (the “Fair Value”) underlying those stock options on their respective grant dates.

The fair value of RSUs is estimated based on the Fair Value on the date of grant. Substantially all of the Company’s RSUs vest upon the satisfaction of both a service-based condition and liquidity-event performance-based vesting condition. Stock-based compensation expense is only recognized for RSUs for which the service-based and liquidity-event performance-based vesting conditions have been met. As of December 31, 2019, the liquidity-event performance-based vesting condition had not been met for those RSUs with this condition. The contractual term of the RSUs is seven years. In November 2019, the Company also began granting RSUs with a service-based vesting condition only.

Stock-based compensation expense is recorded on a straight-line basis over the requisite service period except for RSUs with both service-based and liquidity-event performance-based conditions as explained above.

Net Loss Per Share Attributable to Common Stockholders

The Company applies the two-class method when computing net loss per share attributable to common stockholders when shares are issued that meet the definition of a participating security. The two-class method determines net income (loss) per share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires earnings available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all earnings for the period had been distributed. The Company’s redeemable convertible preferred stock is a participating security as the holders of such shares participate in dividends but do not contractually participate in the Company’s losses.

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, less weighted-average shares subject to repurchase. The diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the period. For periods in which the Company reports net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, because potentially dilutive common shares are anti-dilutive.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) reflects gains and losses that are recorded as a component of stockholders’ deficit and are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments related to consolidation of foreign entities and unrealized gains (losses) on securities classified as available-for-sale.

Contingencies

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. The Company accrues for losses associated with legal claims when such losses are probable and can be reasonably estimated. These accruals are adjusted as additional information becomes available or circumstances change.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

Recently Adopted Accounting Standards

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), which has subsequently been amended by ASUs 2018-01, 2018-10, 2018-11, 2018-20, 2019-01, and 2019-10. The guidance requires the recognition of ROU assets and lease liabilities for substantially all leases under U.S. GAAP. The guidance retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases under previous U.S. GAAP. The expense recognition and cash flow treatment arising from a finance lease and operating lease by a lessee have not changed significantly from previous U.S. GAAP. For operating leases, a lessee is required to do the following: (i) recognize a ROU asset and a lease liability, initially measured at the present value of the lease payments, on the consolidated balance sheets; (ii) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis; and (iii) classify all cash payments within operating activities in the statement of cash flows. The Company adopted the standard on January 1, 2019.

The adoption of the standard had a material impact on the Company’s financial statements, with the most significant effects related to: (i) the recognition of new ROU assets and lease liabilities on the Company’s consolidated balance sheet for its real estate and data center operating leases; (ii) the derecognition of existing assets and liabilities for certain sale-leaseback transactions (arising from build-to-suit lease arrangements); (iii) the derecognition of existing assets and liabilities for certain assets constructed under build-to-suit lease arrangements that the Company subsequently leased; (iv) no longer reporting in the consolidated statements of operations a portion of lease expense for build-to-suit leases in interest expense, but rather, as a component of costs and expenses; and (v) providing significant new disclosures about the Company’s leasing activities.

Upon adoption, the Company recognized an operating lease asset of $340.2 million and lease liabilities of $366.0 million, which included the derecognition of $62.0 million of build-to-suit assets and $84.0 million of corresponding financing obligations subsequently assessed as operating leases. The new standard also provided practical expedients for an entity’s ongoing accounting as well as transition. The Company has elected the: (i) short-term lease recognition exemption for all leases that qualify, whereby the Company will not recognize ROU assets or lease liabilities for existing short-term leases of those assets in transition; (ii) practical expedient to not separate lease and non-lease components for all of the Company’s leases; (iii) optional transition method that allows for a cumulative-effect adjustment in the period of adoption and will not restate prior periods, which resulted in a cumulative-effect adjustment to the opening balance of accumulated deficit of $22.2 million; and (iv) transition package of three expedients, which eliminates the requirements to reassess prior conclusions about lease identification, lease classification, and initial direct costs.

Recently Issued Accounting Standards Not Yet Adopted

Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), which amends guidance on reporting credit losses for assets held at amortized cost basis and available-for-sale

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

debt securities from an incurred loss methodology to an expected loss methodology. For assets held at amortized cost basis, the guidance eliminates the probable initial recognition threshold and instead requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses will be presented as an allowance rather than as a write-down. Additional disclosures about significant estimates and credit quality are also required. For public companies, the guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. This ASU has subsequently been amended by ASUs 2018-19, 2019-04, 2019-05, 2019-10, and 2019-11. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

Income Taxes

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740), which removes certain exceptions to the general principles in Topic 740 and improves consistent application of and simplifies U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public companies, the guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

Investments and the Equity Method of Accounting

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323 and Topic 815, which clarifies that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the fair value measurement alternative. For public companies, the guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

There are other new accounting pronouncements issued by the FASB that the Company has adopted or will adopt, as applicable, and the Company does not believe any of these accounting pronouncements have had, or will have, a material impact on its consolidated financial statements or disclosures.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

Note 3. Investments

Debt Securities

The following tables summarize the amortized cost, gross unrealized gains and losses, and fair value of the Company’s available-for-sale debt securities aggregated by investment category (in thousands):

	December 31, 2018				Classification as of December 31, 2018

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Total Estimated Fair Value	Cash and Cash Equivalents	Marketable Securities	Funds Receivable(2)

Certificates of deposit	$75,466	$—	$—	$75,466	$—	$75,466	$—
Government bonds(1)	713,067	38	(69)	713,036	—	208,636	504,400
Commercial paper	260,151	—	—	260,151	179,212	80,939	—
Corporate debt securities	344,413	—	(1,913)	342,500	3,239	339,261	—
Asset-backed securities	38,008	26	(62)	37,972	—	37,972	—
Total	$1,431,105	$64	$(2,044)	$1,429,125	$182,451	$742,274	$504,400

(1)	Includes U.S. government and government agency debt securities

(2)	Funds receivable and amounts held on behalf of customers

	December 31, 2019				Classification as of December 31, 2019

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Total Estimated Fair Value	Cash and Cash Equivalents	Marketable Securities	Other Assets, Noncurrent	Funds Receivable(2)

Certificates of deposit	$33,159	$—	$—	$33,159	$—	$33,159	$—	$—
Government bonds(1)	189,034	17	(19)	189,032	—	73,627	—	115,405
Commercial paper	477,957	—	—	477,957	187,139	290,818	—	—
Corporate debt securities	373,941	739	(48)	374,632	5,004	356,599	13,029	—
Mortgage-backed and asset-backed securities	43,499	47	(140)	43,406	—	43,406	—	—
Total	$1,117,590	$803	$(207)	$1,118,186	$192,143	$797,609	$13,029	$115,405

(1)	Includes U.S. government and government agency debt securities

(2)	Funds receivable and amounts held on behalf of customers

Before reclassifications of gains and losses from accumulated other comprehensive income (loss) on the consolidated balance sheet to other income (expense), net in the consolidated statements of operations, unrealized gains and losses, net of tax, for the years ended December 31, 2017, 2018, and 2019 were not material. Realized gains and losses reclassified from accumulated other comprehensive income (loss) to other income (expense), net were not material for the years ended December 31, 2017, 2018, and 2019.

Debt securities in an unrealized loss position had an estimated fair value of $570.8 million and an immaterial amount of unrealized losses as of December 31, 2018, and an estimated fair value of $139.7 million and an immaterial amount of unrealized losses as of December 31, 2019. None of these securities were in a continuous unrealized loss position for more than twelve months as of December 31, 2018 and 2019.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

During the years ended December 31, 2017, 2018, and 2019, the Company did not consider any of its marketable debt securities to be other-than-temporarily impaired. During the years ended December 31, 2017 and 2018, the Company did not purchase or hold a material amount of non-marketable debt securities. During the year ended December 31, 2019, the Company recorded an impairment charge for an available-for-sale non-marketable debt investment totaling $18.0 million.

The following table summarizes the contractual maturities of the Company’s available-for-sale debt securities as of December 31, 2019 (in thousands):

	Amortized Cost	Estimated Fair Value

Due within one year	$944,541	$944,616
Due in one year to five years	150,674	151,236
Due within five to ten years	21,322	21,290
Due beyond ten years	1,053	1,044
Total	$1,117,590	$1,118,186

Equity Investments

Equity Investments with Readily Determinable Fair Values

As of December 31, 2018 and 2019, the Company had equity investments with readily determinable fair value totaling $446.2 million and $263.1 million, respectively, which consisted of mutual funds measured at fair value and classified within marketable securities on the consolidated balance sheet.

Equity Investments without Readily Determinable Fair Values

The Company holds investments in privately-held companies in the form of equity securities without readily determinable fair values and in which the Company does not have a controlling interest or significant influence. These investments totaled $10.1 million and $131.2 million as of December 31, 2018 and 2019, respectively, and are classified within other assets on the consolidated balance sheets. These investments were initially recorded using the measurement alternative at cost and are subsequently adjusted to fair value for impairments and price changes from observable transactions in the same or similar security from the same issuer.

The following table summarizes the total carrying value of equity investments without readily determinable fair values (in thousands):

	Year Ended December 31,

	2018	2019

Carrying value, beginning of period	$4,773	$10,086
Additions	5,313	120,575
Upward adjustments for observable price changes	—	549
Carrying value, end of period	$10,086	$131,210

There were no sales or downward adjustments for observable price changes or impairments.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

As of December 31, 2019, cumulative upward adjustments for price changes to the Company’s equity investments without readily determinable fair values totaled $0.5 million. The Company did not record any realized gains or losses or impairment for the Company’s equity securities without readily determinable fair value during the years ended December 31, 2017, 2018, and 2019.

Gains and Losses on Equity Investments

Net unrealized gains (losses) on marketable and non-marketable equity investments accounted for under the measurement alternative still held at the reporting date were not material for the years ended December 31, 2017 and 2018 and totaled $13.2 million for the year ended December 31, 2019. The unrealized gains and losses on marketable equity investments were recorded in other income (expense), net on the consolidated statements of operations.

Note 4. Equity Method Investments

As of December 31, 2018 and 2019, the carrying values of the Company’s equity method investments were $21.6 million and $58.7 million, respectively. For the years ended December 31, 2017, 2018 and 2019, the Company recorded losses of $0.8 million, $3.2 million and $6.0 million, respectively, within other income (expense), net in the consolidated statements of operations, representing its proportionate share of net income or loss based on the investee’s financial results. Also, during the year ended December 31, 2019, the Company recorded an impairment charge of $9.8 million related to the carrying value of an equity method investment within other income (expense), net. There were no impairment charges for the years ended December 31, 2017 and 2018.

In December 2016, the Company purchased convertible preferred shares of a company (the “2016 Investee”) that provides a mobile app for restaurant reservations for an aggregate price of $10.0 million. In conjunction with this transaction, the 2016 Investee issued warrants, at no cost, to the Company to purchase additional shares, which were exercised in 2018. Prior to exercise, the Company marked-to-market and recorded unrealized losses on the warrants, which were not material for the years ended December 31, 2017 and 2018. As of December 31, 2018, the Company’s aggregate ownership in the 2016 Investee totaled $18.6 million, or approximately 23% of the 2016 Investee’s outstanding shares. In July 2019, the 2016 Investee was acquired by a third party, resulting in a gain of $24.6 million recorded in other income (expense), net in the consolidated statements of operations.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

Note 5. Fair Value Measurements and Financial Instruments

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis (in thousands):

	December 31, 2018

	Level 1	Level 2	Level 3	Total

Assets
Cash equivalents:
Money market funds	$18,099	$—	$—	$18,099
Commercial paper	—	179,212	—	179,212
Corporate debt securities	—	3,239	—	3,239
	18,099	182,451	—	200,550
Marketable securities:
Certificates of deposit	75,466	—	—	75,466
U.S. government and government agency debt securities	—	208,636	—	208,636
Commercial paper	—	80,939	—	80,939
Corporate debt securities	—	339,261	—	339,261
Asset backed securities	—	37,972	—	37,972
Mutual funds	—	446,157	—	446,157
	75,466	1,112,965	—	1,188,431
Funds receivable and amounts held on behalf of customers:
U.S. government and government agency debt securities	—	504,400	—	504,400
Total assets at fair value	$93,565	$1,799,816	$—	$1,893,381
Liabilities
Other liabilities, noncurrent:
Derivative warrant liability (Note 12)	$—	$—	$14,402	$14,402

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

	December 31, 2019

	Level 1	Level 2	Level 3	Total

Assets
Cash equivalents:
Money market funds	$3,852	$—	$—	$3,852
Commercial paper	—	187,139	—	187,139
Corporate debt securities	—	5,004	—	5,004
	3,852	192,143	—	195,995
Marketable securities:
Certificates of deposit	33,159	—	—	33,159
U.S. government and government agency debt securities	—	73,627	—	73,627
Commercial paper	—	290,818	—	290,818
Corporate debt securities	—	356,599	—	356,599
Mortgage-backed and asset-backed securities	—	43,406	—	43,406
Mutual funds	—	263,117	—	263,117
	33,159	1,027,567	—	1,060,726
Funds receivable and amounts held on behalf of customers:
U.S. government and government agency debt securities	—	115,405	—	115,405
Prepaids and other current assets:
Foreign exchange derivative assets	—	5,263	—	5,263
Other assets, noncurrent
Corporate debt securities	—	—	13,029	13,029
Total assets at fair value	$37,011	$1,340,378	$13,029	$1,390,418
Liabilities
Accrued expenses and other current liabilities:
Foreign exchange derivative liabilities	$—	$475	$—	$475

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

The following table presents additional information about investments that are measured at fair value for which the Company has utilized Level 3 inputs to determine fair value (in thousands):

	December 31,

	2018		2019

	Derivative Warrant Asset	Derivative Warrant Liability	Derivative Warrant Liability	Other Assets, Noncurrent

Balance, beginning of period	$1,723	$11,087	$14,402	$—
Additions	—	—	—	13,029
Settlements	(1,565)	—	—	—
Reclassifications to equity	—	—	(14,117)	—
Changes in gains or losses included in earnings	(158)	3,315	(285)	—
Balance, end of period	$—	$14,402	$—	$13,029
Changes in unrealized gains or losses included in earnings related to investments held at the reporting date	$—	$3,315	$—	$—
Changes in unrealized gains or losses included in other comprehensive income related to investments held at the reporting date	$—	$—	$—	$—

There were no transfers of financial instruments between valuation levels during the years ended December 31, 2017, 2018, and 2019.

Derivatives Not Designated as Hedging Instruments

As of December 31, 2019, the fair value of foreign exchange derivative assets and liabilities totaled $5.3 million and $0.5 million, respectively, with the aggregate notional amount totaling $516.7 million. Derivative assets are included in prepaids and other current assets and derivative liabilities are included in accrued expenses and other current liabilities in the consolidated balance sheets. The Company did not have any non-designated derivatives during the years ended December 31, 2017 and 2018.

The Company recorded total net realized losses of $2.0 million and net unrealized gains of $4.8 million for the year ended December 31, 2019, related to foreign exchange derivative assets and liabilities. The realized and unrealized gains and losses on non-designated derivatives are reported in other income (expense), net in the consolidated statements of operations. The cash flows related to derivative instruments not designated as hedging instruments are classified within operating activities in the consolidated statements of cash flows.

The Company has master netting arrangements with the respective counterparties to its derivative contracts, which are designed to reduce credit risk by permitting net settlement of transactions with the same counterparty. The Company presents its derivative assets and derivative liabilities at their gross fair values in its consolidated balance sheets. As of December 31, 2019, the potential effect of these rights of set-off associated with the Company’s derivative contracts would be a reduction to both assets and liabilities of $0.5 million, resulting in net derivative assets of $4.8 million.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

Note 6. Acquisitions

HotelTonight

On April 15, 2019, the Company completed the acquisition of Hotel Tonight, Inc. (“HotelTonight”), an online marketplace for boutique hotel rentals, to enhance the Company’s offerings in the hotel accommodations space.

The Company acquired all outstanding shares of HotelTonight for a total purchase consideration of $441.4 million funded primarily with cash and 1.6 million shares of the Company’s Class A common stock. The aggregate purchase consideration for HotelTonight was comprised of the following (in thousands):

Amount

Cash paid to HotelTonight stockholders and equity award holders	$237,387
Common stock issued to HotelTonight stockholders and equity award holders	201,079
Replacement stock options attributable to pre-acquisition service	2,891
Total purchase consideration	$441,357

Cash consideration included reimbursement of acquisition-related transaction costs of $11.3 million incurred by HotelTonight to execute the transaction. Additionally, the Company recognized $3.9 million of acquisition-related costs, recorded as general and administrative expenses in its consolidated statements of operations.

Certain unvested stock options held by HotelTonight employees were assumed by the Company in connection with the acquisition. The portion of the fair value of the assumed stock options associated with pre-acquisition service of HotelTonight employees represented a component of the total purchase consideration, as presented above. The remaining fair value of $12.3 million of these issued awards was excluded from the purchase price. These awards, which are subject to the recipients’ continued service with the Company, will be recognized ratably as stock-based compensation expense over the requisite service period.

The acquisition was accounted for as a business combination with the aggregate purchase price allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The purchase price allocation is preliminary, may change, and will be completed prior to the measurement period, or one year from the transaction date, as prescribed by ASC 805, Business Combinations. The fair value is as follows (in thousands):

Amount

Cash, cash equivalents, and restricted cash	$55,960
Intangible assets	88,000
Goodwill	329,899
Net liabilities assumed	(32,502)
Total purchase consideration	$441,357

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

The final determination of the fair value of the assets acquired and liabilities assumed is expected to be completed as practicable after completion of the transaction, including a period of time to finalize working capital adjustments.

Goodwill is primarily attributable to the assembled workforce and anticipated synergies and economies of scale expected from the integration of the acquired business. The identified intangible assets assumed in the acquisition were recognized as follows based upon their fair values as of the acquisition date (in thousands):

	Estimated Useful Life	Fair Value

Developed technology	3 years	$20,000
Listing relationships	10 years	35,100
Trade names	5 years	32,900
Total identified intangible assets		$88,000

The Company’s consolidated financial statements include the accounts of HotelTonight starting as of the acquisition date.

Other Acquisitions

During the year ended December 31, 2017, the Company completed the acquisition of Luxury Retreats International Holdings, Inc. (“Luxury Retreats”), an online marketplace for luxury home and villa rentals around the world. Under the terms of the share purchase agreement, the Company acquired all shares of Luxury Retreats for a total purchase consideration of $224.1 million primarily in cash and common stock, of which $223.6 million was attributed to goodwill, $64.5 million was attributed to intangible assets, and $64.0 million was attributed to other net liabilities. In addition to the Luxury Retreats acquisition, the Company completed various business combinations and asset purchases for total consideration of $39.8 million. Of the total consideration for these acquisitions, $28.1 million was attributed to goodwill, $11.5 million was attributed to intangible assets, and the amount attributed to the remaining net assets acquired was not material.

During the year ended December 31, 2018, the Company completed various business combinations and asset purchases for total consideration of $40.3 million, of which $31.3 million was cash. Of the total consideration for these acquisitions, $31.9 million was attributed to goodwill, $8.1 million was attributed to intangible assets, and the amount attributed to the remaining net assets acquired was not material.

During the year ended December 31, 2019, the Company completed two business combinations in addition to the HotelTonight acquisition described above for total consideration of $63.3 million, of which $11.4 million was paid in cash, $36.7 million was paid in shares of the Company’s Class A common stock, and $15.3 million was contingent consideration. Of the total consideration for these acquisitions, $33.8 million was attributed to goodwill, $31.7 million was attributed to intangible assets, and $2.2 million was attributed to other net liabilities.

For all intangible assets acquired during the years ended December 31, 2017, 2018 and 2019, the weighted-average useful life was 2.3 years, 2.3 years, and 5.4 years, respectively.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

Each of these acquisitions, including the acquisition of HotelTonight, was made to enhance the Company’s offerings and expand the Company’s expertise in engineering and other functional areas. The amount of goodwill deductible for income tax purposes was $3.1 million, $11.7 million, and $15.0 million as of December 31, 2017, 2018, and 2019, respectively. Pro forma and historical post-acquisition results of operations for acquisitions completed during the years ended December 31, 2017, 2018, and 2019 were not material to the Company’s consolidated statements of operations.

Note 7. Intangible Assets and Goodwill

Intangible Assets

Identifiable intangible assets resulting from business combinations and asset purchases consisted of the following (in thousands):

	December 31, 2018

	Weighted- Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value

Listing relationships	3 years	$34,723	$(21,893)	$12,830
Customer contacts	3 years	8,352	(4,740)	3,612
Developed technology	2 years	20,800	(10,662)	10,138
Trade names	1 year	23,577	(21,674)	1,903
Other	2 years	660	(387)	273
Total intangible assets		$88,112	$(59,356)	$28,756

	December 31, 2019

	Weighted- Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value

Listing relationships	6 years	$77,533	$(37,057)	$40,476
Customer contacts	3 years	12,571	(8,728)	3,843
Developed technology	2 years	55,845	(27,292)	28,553
Trade names	3 years	56,770	(27,268)	29,502
Other	3 years	935	(397)	538
Total intangible assets		$203,654	$(100,742)	$102,912

Amortization expense related to intangible assets for the years ended December 31, 2017, 2018, and 2019 was $36.4 million, $22.0 million, and $46.1 million, respectively.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

Estimated future amortization expense for intangible assets as of December 31, 2019 was as follows (in thousands):

Year Ending December 31,	Amount

2020	$32,665
2021	25,652
2022	14,204
2023	10,219
2024	5,187
Thereafter	14,985
Total future amortization expense	$102,912

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2018 and 2019 was (in thousands):

Amount

Balance as of December 31, 2017	$258,035
Additions related to acquisitions	31,861
Foreign currency translation adjustments	(35)
Balance as of December 31, 2018	289,861
Additions related to acquisitions	363,681
Foreign currency translation adjustments	(1,454)
Balance as of December 31, 2019	$652,088

Note 8. Property and Equipment, Net

Property and equipment, net, as of December 31, 2018 and 2019 consisted of the following (in thousands):

	December 31,

	2018	2019

Computer equipment	$46,729	$53,916
Computer software and capitalized internal-use software	68,994	85,522
Office furniture and equipment	34,521	47,165
Leasehold improvements	89,548	236,027
Buildings and land	164,926	16,844
	404,718	439,474
Less: Accumulated depreciation and amortization	(143,711)	(178,735)
	261,007	260,739
Construction in progress	48,401	40,534
Total property and equipment, net	$309,408	$301,273

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

Depreciation and amortization expense related to property and equipment for the years ended December 31, 2017, 2018, and 2019 was $42.9 million, $60.4 million, and $68.0 million, respectively.

During the years ended December 31, 2017, 2018, and 2019, amortization of capitalized internal-use software costs was $9.5 million, $12.4 million, and $10.9 million, respectively. The net carrying value of capitalized internal-use software as of December 31, 2018 and 2019 was $8.5 million and $24.1 million, respectively.

Note 9. Leases

The Company’s material operating leases consist of office space and data center space. The Company’s leases generally have remaining terms of one to 19 years, many of which include options to extend the leases up to five years. Additionally, some lease contracts include termination options. Generally, the lease term is the minimum of the non-cancelable period of the lease or the lease term inclusive of reasonably certain renewal periods.

The components of lease cost were as follows (in thousands):

Year Ended December 31, 2019

Operating lease cost (1)	$82,298
Short-term lease cost (1)	1,128
Variable lease cost (1)	9,619
Sublease income (2)	(261)
Total lease cost	$92,784

(1)	Classified within operations and support, product development, sales and marketing, and general and administrative expenses in the consolidated statements of operations.

(2)	Classified within other income (expense), net on the consolidated statements of operations.

Supplemental disclosures of cash flow information related to leases were as follows (in thousands):

Year Ended December 31, 2019

Cash paid for operating lease liabilities	$72,356
Lease liabilities arising from obtaining right-of-use assets	101,193

Lease term and discount rate were as follows:

As of December 31, 2019

Weighted-average remaining lease term (years)	8.06
Weighted-average discount rate	4.75%

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

Maturities of lease liabilities (excluding short-term leases) were as follows as of December 31, 2019 (in thousands):

Year Ending December 31,	Amount

2020	$57,220
2021	65,003
2022	74,025
2023	67,846
2024	67,917
Thereafter	207,434
Total lease payments	539,445
Less: imputed interest	(120,049)
Present value of lease liabilities	419,396
Less: current portion of lease liabilities	(38,022)
Total long-term lease liabilities	$381,374

Under ASC Topic 840, Leases (“ASC 840”), contractual commitments related to operating leases were as follows as of December 31, 2018 (in thousands):

Year Ending December 31,	Amount

2019	$46,475
2020	41,759
2021	44,682
2022	44,206
2023	40,004
Thereafter	131,319
Total	$348,445

Rent expense for the years ended December 31, 2017 and 2018 was $34.9 million and $52.6 million, respectively.

Under ASC 840, the Company had the following financing lease obligations for which the Company was deemed the owner of the building under build-to-suit accounting guidance. Upon adoption of Topic 842, the Company derecognized its build-to-suit assets and financing obligations. As of December 31, 2019, the Company did not have any financing obligations. Refer to Note 2, Summary of Significant Accounting Policies — Recently Adopted Accounting Standards — Leases, for additional details.

San Francisco Financing Lease

As of December 31, 2018, $123.5 million was capitalized related to the fair value of the building shell, additions to the building space and capitalized interest. Depreciation on the occupied portion of the building began in 2013, with $4.4 million and $5.1 million of depreciation expense recognized during the years ended December 31, 2017 and 2018, respectively.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

The Company allocates monthly rental payments between the imputed interest on the obligation and rental expense for the land lease. During the year ended December 31, 2017, lease payments totaled $12.5 million and included $10.8 million recorded as interest expense and $1.1 million recorded as rent expense. During the year ended December 31, 2018, lease payments were $13.7 million and included $12.5 million recorded as interest expense and $1.1 million recorded as rent expense.

Under the terms of this lease, the Company is entitled to receive reimbursements from the landlord for specific tenant improvement costs. During 2017 and 2018, tenant improvement reimbursements received by the Company were not material.

Ireland Financing Lease

As of December 31, 2018, $26.8 million was capitalized related to the fair value of the building shell, additions to the building space and capitalized interest. Depreciation on the occupied portion of the building began in 2016, with $0.8 million and $0.9 million of depreciation expense recorded during the years ended December 31, 2017 and 2018, respectively.

The Company allocates monthly rental payments between the imputed interest on the financing obligation and rental expense for the land lease. During the year ended December 31, 2017, lease payments totaled $1.3 million. Interest expense attributed to the financing obligation was $1.0 million, and rent expense for the land lease was $0.6 million for the year ended December 31, 2017. During the year ended December 31, 2018, lease payments totaled $1.7 million and included $0.9 million recorded as interest expense and $0.7 million recorded as rent expense.

Under the terms of this lease, the Company is entitled to receive reimbursements from the landlord for specific tenant improvement costs. In both 2017 and 2018, the Company did not receive tenant improvement reimbursements from the landlord.

India Financing Lease

As of December 31, 2018, $4.6 million was capitalized related to the fair value of the building shell, additions to the space and capitalized interest. Depreciation on the occupied portion of the building began in 2017, with depreciation expense that was not material recognized during the year ended December 31, 2017, and $0.5 million of depreciation expense recognized during the year ended December 31, 2018.

The Company allocates monthly rental payments between the imputed interest on the financing obligation and rental expense for the land lease. The lease payments, interest expense attributed to the obligation and rent expense related to the land were not material during the year ended December 31, 2017. During the year ended December 31, 2018, lease payments totaled $0.4 million and included $0.3 million recorded as interest expense and $0.1 million recorded as rent expense.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

Under ASC 840, contractual commitments related to financing lease obligations as of December 31, 2018 were as follows (in thousands):

Year Ending December 31,	Amount

2019	$14,453
2020	15,022
2021	15,732
2022	16,252
2023	16,739
Thereafter	55,977
Total	$134,175

Note 10. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,

	2018	2019

Indirect tax reserves	$218,591	$262,454
Indirect taxes payable	156,721	192,038
Compensation and related benefits	150,607	253,305
Sales and marketing	65,661	94,228
Income and other tax liabilities	3,180	15,424
Other	269,370	406,631
Total accrued expenses and other current liabilities	$864,130	$1,224,080

Note 11. Borrowing Agreement

In April 2016, the Company entered into a five-year unsecured revolving Credit and Guarantee Agreement (the “Facility”) with a group of lenders led by Bank of America, N.A. The Facility provides an initial borrowing commitment by the lenders of $1.0 billion, which can be increased by a maximum of $250.0 million. The Facility also provides a $100.0 million sub-limit for the issuance of letters of credit. The Facility includes a commitment fee of 0.125% per annum on any undrawn amounts.

Outstanding borrowings bear interest at a fluctuating rate per annum equal to the highest of: (i) the Federal Funds Effective Rate plus 0.50%; (ii) the rate of interest in effect for such day by Bank of America as its “prime rate”; or (iii) the Eurocurrency Rate for one month plus 1.00%. Borrowing terms vary based on the type of borrowing with all outstanding balances being due on April 26, 2021, the termination date of the Facility. Outstanding balances may be repaid prior to maturity without penalty. The Facility contains customary affirmative and negative covenants, including restrictions on the Company’s and certain of its subsidiaries’ ability to incur debt and liens, undergo fundamental changes, and pay dividends or other distributions, as well as certain financial covenants. The Company was in compliance with all covenants as of December 31, 2019.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

As of December 31, 2018 and 2019, there were no borrowings outstanding on the Facility and outstanding letters of credit totaled $10.9 million and $53.0 million, respectively.

Note 12. Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Redeemable Convertible Preferred Stock

The following table presents the Company’s authorized and outstanding redeemable convertible preferred stock as of December 31, 2018 and 2019 (in thousands, except per share amounts):

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Net Carrying Value	Aggregate Liquidation Preference

Series Seed	31,828	31,828	$0.02	$552	$615
Series A	17,198	17,198	0.42	7,128	7,200
Series B	17,351	17,003	6.62	112,399	112,641
Series B-1	952	706	2.21	1,560	1,560
Series C	16,960	16,960	11.79	199,741	200,000
Series D	12,765	10,450	40.71	421,108	425,470
Series E	17,000	16,112	93.09	1,488,438	1,499,867
Series F	9,555	9,555	105.00	1,000,576	1,003,312
Total	123,609	119,812		$3,231,502	$3,250,665

The following summarizes the rights, preferences, and privileges of the Company’s redeemable convertible preferred stock:

Dividends

Holders of redeemable convertible preferred stock are entitled to receive annual, noncumulative dividends of at least 8% of the original issue price per share, if, when and as declared by the Company’s board of directors prior to payment of any dividends to common stockholders (other than dividends on shares of common stock payable in common stock). After such dividends, any additional dividends are payable on a pro rata basis to the holders of common stock and redeemable convertible preferred stock (assuming the conversion of redeemable convertible preferred stock into common stock at the then current applicable conversion price).

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company or “Deemed Liquidation Event” (as defined below) (collectively, a “Liquidation Event”), holders of redeemable convertible preferred stock are entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment to the holders of common stock, an amount per share equal to the greater of (i) the applicable original issue price per share plus any declared but unpaid dividends or (ii) an amount per share as would have been payable had all the shares of redeemable convertible preferred stock been converted into common stock, at the then-applicable conversion rate, immediately prior to the Liquidation Event (“Liquidation Amount”). In the event the Company has

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

insufficient assets to pay the holders of shares of redeemable convertible preferred stock the full liquidation preference, the holders of redeemable convertible preferred stock would be paid ratably in proportion to the full amounts to which they would otherwise be entitled. Any assets of the Company remaining after payment of the above liquidation preference to the holders of redeemable convertible preferred stock will be distributed solely to holders of common stock, pro rata, based on the number of shares held by each holder. A Deemed Liquidation Event is defined to include (i) a sale, lease, transfer or other disposition of all or substantially all of the Company’s assets (other than to a wholly owned subsidiary of the Company) or (ii) the merger or consolidation of the Company in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation do not continue to represent immediately following such merger or consolidation at least a majority, by voting power, of the outstanding capital stock of the surviving or resulting corporation or the parent corporation that wholly owns the surviving or resulting corporation. The Company classifies its redeemable convertible preferred stock as mezzanine equity, or outside of stockholders’ deficit, because the shares contain liquidation features that are not solely within the Company’s control.

Conversion Rights

Each share of redeemable convertible preferred stock is initially convertible at the option of the holder into one share of common stock. The conversion ratio is subject to adjustment upon certain issuances of additional shares of common stock and other convertible securities as well as upon the occurrence of certain common stock events (such as stock splits or stock combinations).

All shares of the Company’s redeemable convertible preferred stock automatically convert into shares of Class B common stock, at the then-applicable conversion rate, upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement resulting in at least $75.0 million of gross proceeds to the Company, or the vote or written consent of holders of a majority of the then outstanding shares of redeemable convertible preferred stock as a single class on an as-converted basis; provided that such vote or consent will include the approval of holders of at least (i) a majority of the outstanding shares of Series B redeemable convertible preferred stock to convert all of the outstanding shares of Series B redeemable convertible preferred stock in connection with a Deemed Liquidation Event in which the Series B redeemable convertible preferred stockholders receive or would at the time of conversion be reasonably be expected to receive less than the amount per share equal to the applicable Series B redeemable convertible preferred stock Liquidation Amount; (ii) a majority of the outstanding shares of Series C redeemable convertible preferred stock to convert all of the outstanding shares of Series C redeemable convertible preferred stock in connection with a Deemed Liquidation Event in which the Series C redeemable convertible preferred stockholders receive less than the applicable Series C redeemable convertible preferred stock Liquidation Amount; (iii) 66 2/3% of Series D redeemable convertible preferred stock to convert all of the outstanding shares of Series D redeemable convertible preferred stock in connection with a Deemed Liquidation Event in which the Series D redeemable convertible preferred stockholders receive less than the applicable Series D redeemable convertible preferred stock Liquidation Amount; (iv) a majority of the outstanding shares of Series E redeemable convertible preferred stock in connection with (1) any Deemed Liquidation Event in which such holders of Series E redeemable convertible preferred stock receive at the closing an amount per share less than the applicable Series E redeemable convertible preferred stock Liquidation Amount or (2) any equity financing of the Company in which the pre-financing valuation of the Company in such financing is $8.0 billion or

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

more; and (v) a majority of the outstanding shares of Series F redeemable convertible preferred stock to convert all of the outstanding shares of Series F redeemable convertible preferred stock in connection with a Deemed Liquidation Event in which the Series F redeemable convertible preferred stockholders receive less than the applicable Series F redeemable convertible preferred stock Liquidation Amount.

The Series C redeemable convertible preferred stockholders are entitled to an anti-dilution feature, whereby the conversion price of the Series C redeemable convertible preferred stock is adjusted based on an adjustment formula in the Company’s Restated Certificate of Incorporation for events triggered by the issuances and expiration of certain qualifying equity awards to certain qualifying parties until the effective date of an IPO. As of December 31, 2019, 643,347 additional shares of Class B common stock were reserved for issuance upon conversion of the Series C redeemable convertible preferred stock based on the adjustments to the conversion price due to the occurrence of such events.

Pursuant to a conversion agreement entered into among the Company and the holders of Series D redeemable convertible preferred stock, the holders of shares of Series D redeemable convertible preferred stock are entitled to receive additional shares of Class B common stock in respect of each share of Series D redeemable convertible preferred stock (or common stock issuable upon conversion of such stock) held by them based on a formula set forth in such agreement, in the event that the offering price per share in the Company’s IPO is less than the original issue price of the Series D redeemable convertible preferred stock.

Voting Rights

Except as provided in the Company’s Restated Certificate of Incorporation, holders of redeemable convertible preferred stock will vote together with the holders of common stock as a single class on an as-converted to common stock basis.

Redemption Rights

The holders of the outstanding shares of redeemable convertible preferred stock do not have redemption rights; however, as noted above, the Company’s Restated Certificate of Incorporation provides that upon any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event such shares will be entitled to receive the applicable Liquidation Amount.

Common Stock

The Company’s Restated Certificate of Incorporation authorizes the Company to issue 355,000,000 shares of Class A common stock and 355,000,000 shares of Class B common stock. Both classes of common stock have a par value of $0.0001 per share. Class A common stock is entitled to one vote per share and Class B common stock is entitled to ten votes per share. A share of Class B common stock is convertible into a share of Class A common stock voluntarily at any time by the holder, and automatically upon the earlier of (i) the vote or consent of holders of a majority of the then outstanding shares of Class B common stock voting as a separate class, and (ii) the 20-year anniversary of the consummation of an IPO. In addition, a share of Class B common stock is convertible into a share of Class A common stock automatically upon an assignment, sale or other disposition of such share by the holder. Under the Company’s dual-class common stock structure, outstanding stock options and RSUs issued are exercisable for Class B common stock. All shares of outstanding redeemable convertible preferred stock are initially convertible into Class B common stock.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

As of December 31, 2018 and 2019, the Company had shares of common stock reserved for issuance as follows (in thousands):

	December 31,

	2018	2019

Conversion of Series Seed, A, B, B-1, C, D, E, and F redeemable convertible preferred stock	120,456	120,455
2008 Equity Incentive Plan:
Stock options issued and outstanding	21,362	20,791
RSUs issued and outstanding	19,946	19,409
2018 Equity Incentive Plan:
Stock options issued and outstanding	1,738	2,342
RSUs issued and outstanding	7,393	18,631
Shares available for future grant	23,853	12,672
Assumed Equity Incentive Plan in the acquisition of HotelTonight:
Stock options issued and outstanding	—	123
RSUs issued and outstanding	—	28
Warrants exercisable for common stock (1)	289	215
Total	195,037	194,666

(1)	Includes the warrants reclassified to equity as of December 31, 2019. Refer to Class B Common Stock Warrants below for further discussion.

Class B Common Stock Warrants

In connection with the closing of the Series E redeemable convertible preferred stock financing in 2015, the Company issued warrants exercisable for up to 214,836 shares of Class B common stock. The amount exercisable was based on specific financial milestones achieved during 2018 and 2019. Due to the nature of the terms of the warrants, the warrants qualified as a liability-classified derivative. The warrants were valued as of the issuance date using a Monte Carlo simulation model with varying assumptions including booking projections and probability of achievement. The warrants were marked to market at each reporting period with changes in fair value recorded in sales and marketing expense, given that the warrants are dependent on selling related activities. For the years ended December 31, 2017, 2018 and 2019, the changes in the fair value of the warrant liability were not material. Based on the milestones achieved, as of December 31, 2019, the warrants were exercisable for 118,878 shares of Class B common stock and on December 31, 2019, the fair value of the derivative warrant liability of $14.1 million was reclassified from liability to equity as it met the requirements for permanent equity classification.

In addition, in connection with the execution of a prior loan agreement, the Company issued a warrant for 75,000 shares of Class B common stock, exercisable any time through June 2019. In June 2019, the warrant was net exercised for a total of 72,493 shares of Class B common stock.

Equity Incentive Plans

2008 Equity Incentive Plan

In 2008, the Company adopted the 2008 Equity Incentive Plan (the “2008 Plan”). The 2008 Plan provided for the issuance of incentive stock options (“ISOs”), nonqualified stock options (“NQSOs”), restricted stock

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

awards and RSUs. ISOs and NQSOs granted under the 2008 Plan are at a price per share not less than the fair value at date of grant.

2018 Equity Incentive Plan

In 2018, the Company adopted the 2018 Equity Incentive Plan (the “2018 Plan”) to replace the 2008 Plan. A total of 25.0 million shares of Class B common stock were reserved for issuance under the 2018 Plan and the 6.6 million shares remaining for issuance under the 2008 Plan were added to the number of shares available under the 2018 Plan. The expiration of the 2008 Plan had no impact on the terms of outstanding awards under that plan. All unvested equity cancelled under the 2008 Plan will be added to the 2018 Plan and made available for future issuance.

Assumed Equity Incentive Plan

In connection with the acquisition of HotelTonight, the Company assumed stock options and RSUs under HotelTonight’s equity incentive plan (the “Assumed Equity Incentive Plan,” and together with the 2008 and 2018 Plans, the “Plans”). As of December 31, 2019, a total of 123,499 shares of the Company’s Class A common stock were issuable upon exercise of outstanding options under this assumed plan. The weighted-average exercise price of these outstanding stock options was $45.37 per share. In addition, as of December 31, 2019, a total of 27,574 RSUs were issued and outstanding under this assumed plan. No additional stock options or RSUs may be granted under the Assumed Equity Incentive Plan.

Stock Option and Restricted Stock Unit Activity

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option-pricing model using the range of assumptions in the following table:

Year Ended December 31,

	2017	2018	2019

Expected dividend yield	—	—	—
Volatility	47.4% - 49.8%	44.5% - 44.8%	41.8% - 44.3%
Expected term (years)	1.9 - 8.0	8.0 - 8.5	5.0 - 8.0
Risk-free interest rate	1.2% - 2.1%	2.8% - 3.2%	1.5% - 2.5%

A summary of option and RSU activity under the Plans was as follows (in thousands, except per share amounts):

		Outstanding Stock Options		Outstanding Restricted Stock Units

	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Grant Date Fair Value

Balances as of December 31, 2018	23,853	23,100	$17.46	27,339	$77.87
Granted (1)	(13,251)	972	111.57	12,453	123.59
Exercised/Vested (2)	—	(449)	13.04	—	124.53
Cancelled (3)	2,070	(367)	101.86	(1,724)	109.82
Balances as of December 31, 2019	12,672	23,256	20.15	38,068	91.38

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

(1)	The outstanding options and RSUs include 145,118 options and 28,276 RSUs that were granted from the Assumed Equity Incentive Plan.

(2)	The total RSUs that vested during the period were not material.
(3)	The outstanding options and RSUs include cancellations of 18,171 options and 702 RSUs from the Assumed Equity Incentive Plan that are no longer available for future grants.

	Number of Shares (in thousands)	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value

Options outstanding as of December 31, 2019	23,256	$20.15	4.15	$2,298,685
Options exercisable as of December 31, 2019	21,237	11.61	3.73	2,276,062

During the years ended December 31, 2017, 2018 and 2019, the weighted-average fair value of stock options granted under the Plans was $48.53, $48.45 and $66.91 per share, respectively. During the years ended December 31, 2017, 2018 and 2019, the aggregate intrinsic value of stock options exercised was $25.7 million, $48.8 million and $50.4 million, respectively, and the total grant-date fair value of stock options that vested was $12.7 million, $24.6 million and $44.6 million, respectively.

As of December 31, 2018 and 2019, there was $109.4 million and $107.1 million, respectively, of total unrecognized compensation cost related to stock option awards granted under the Plans. The unrecognized cost as of December 31, 2019 is expected to be recognized over a weighted-average period of 2.8 years.

Nonemployee Stock Options

For stock options granted to nonemployees, the Company uses the Black-Scholes option-pricing model to determine the fair value on the date of grant. Total nonemployee stock compensation recognized for the years ended December 31, 2017, 2018 and 2019 was not material.

Common Shares Issued for Conversion of Convertible Note

In connection with its Luxury Retreats acquisition, the Company entered into an unsecured convertible promissory note with a stockholder of Luxury Retreats. The note converted into 618,394 unvested shares of the Company’s Class A common stock on May 15, 2017. The fair value of the shares issued upon conversion of the note was $64.9 million and is recognized as compensation expense within product development expenses over the four-year vesting period. The Company recognized compensation expense, in product development within the consolidated statements of operations, of $10.8 million, $19.6 million and $34.5 million for the years ended December 31, 2017, 2018 and 2019, respectively.

Restricted Stock Units

Substantially all of the Company’s RSUs vest upon the satisfaction of both a service-based and a liquidity-event performance-based requirement. The service-based vesting condition for these awards is generally satisfied over four years. The liquidity-event performance-based vesting condition is satisfied upon the occurrence of a qualifying liquidity event, defined as the first to occur of (i) the date that is the earlier of (x) the first quarterly vesting date that is after the six month anniversary of the effective date of an IPO with respect to the Company’s 2008 Equity Incentive Plan or the first quarterly vesting date after the

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

expiration of the “lock-up” period after the effective date of the Company’s IPO with respect to the Company’s 2018 Equity Incentive Plan or (y) February 25 of the calendar year following the year in which the IPO was declared effective; or (ii) a change in control of the Company as defined in the Company’s equity incentive plans. The RSUs vest on the first date upon which both the service-based and liquidity-event performance-based requirements are satisfied. If the RSUs vest, the Company will deliver one share of common stock for each vested RSU on the settlement date.

As of December 31, 2019, the Company had concluded that the liquidity-event performance-based vesting condition had not been met nor was it probable of being satisfied. As a result, the Company has not recorded any stock-based compensation expense to date for any RSUs with a liquidity-event performance-based vesting condition. In the period in which the liquidity-event performance-based condition becomes probable, the Company will record a cumulative catch-up expense for the service period completed to such date and will begin recording stock-based compensation expense using the accelerated attribution method, net of forfeitures, based on the grant-date fair value of the RSUs for awards where the service period is not complete. Had the liquidity-event performance-based vesting condition been probable as of December 31, 2019, the Company would have recognized $2.2 billion of stock-based compensation expense relating to the RSUs then outstanding, for which the service-based vesting condition was satisfied or partially satisfied as of December 31, 2019.

The remaining unrecognized stock-based compensation expense relating to these RSUs was $0.9 billion as of December 31, 2019. This amount represents the remaining expense expected to be recognized had the liquidity-event performance-based and service-based requirements been met on December 31, 2019.

In November 2019, the Company also began granting RSUs with a service-based vesting condition only. Service-based RSUs are measured based on the grant-date fair value. In general, the Company’s RSUs vest over a service period of four years. Stock-based compensation expense is recognized based on the straight-line basis over the requisite service period. During the year ended December 31, 2019, the Company recorded stock-based compensation expense totaling $12.0 million related to these RSUs.

The total fair value of RSUs with a service-based vesting condition only, as of their respective vesting dates, during the year ended December 31, 2019 was not material. As of December 31, 2019, there was $340.0 million of unrecognized compensation expense related to unvested RSUs with only service-based vesting requirements. This amount is expected to be recognized over a weighted-average period of 3.8 years.

Restricted Common Stock

The Company has granted restricted common stock to certain continuing employees, primarily in connection with acquisitions. Vesting of this stock is primarily dependent on a service-based vesting condition that generally becomes satisfied over a period of four years. The Company has the right to repurchase or cancel shares for which the vesting condition is not satisfied.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

The following table summarizes the activity related to the Company’s restricted common stock (in thousands, except for per share amounts):

	Number of Shares	Weighted-Average Grant-Date Fair Value Per Share

Unvested restricted common stock as of December 31, 2018	399	$106.71
Issued	462	124.95
Vested	(363)	105.47
Unvested restricted common stock as of December 31, 2019	498	124.51

Stock-Based Compensation

The following table summarizes total stock-based compensation expense (in thousands):

	Year Ended December 31,

	2017	2018	2019

Operations and support	$1,841	$1,968	$817
Product development	20,309	33,895	56,632
Sales and marketing	5,997	12,465	23,919
General and administrative	10,210	5,565	16,179
Total	$38,357	$53,893	$97,547

The Company recognized an income tax benefit of $0.9 million, $3.6 million and $9.8 million in the consolidated statements of operations for stock-based compensation arrangements in the years ended December 31, 2017, 2018 and 2019, respectively.

Note 13. Commitments and Contingencies

Commitments

The Company has commitments including purchase obligations for web-hosting services and other commitments for brand marketing. The following table presents these non-cancelable commitments and obligations as of December 31, 2019 (in thousands):

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years

Purchase obligations	$1,200,000	$175,000	$440,000	$585,000	$—
Other commitments	318,000	14,000	72,000	74,000	158,000
Total	$1,518,000	$189,000	$512,000	$659,000	$158,000

Lodging Tax Obligations and Other Non-Income Tax Matters

Some states and localities in the United States and elsewhere in the world impose transient occupancy or lodging accommodations taxes (“Lodging Taxes”) on the use or occupancy of lodging accommodations or

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

other traveler services. The Company collects and remits Lodging Taxes in more than 28,500 jurisdictions on behalf of its hosts. Such Lodging Taxes are generally remitted to tax jurisdictions within a 30 to 90-day period following the end of each month.

As of December 31, 2018 and 2019, the Company had an obligation to remit Lodging Taxes collected from guests who had stayed in these jurisdictions totaling $85.7 million and $103.7 million, respectively. These payables were recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

In jurisdictions where the Company does not collect and remit Lodging Taxes, the responsibility for collecting and remitting these taxes primarily rests with hosts. The Company has estimated liabilities in a certain number of jurisdictions with respect to state, city, and local taxes related to lodging where management believes it is probable that the Company can be held jointly liable with hosts for taxes and the related amounts can be reasonably estimated. As of December 31, 2018 and 2019, accrued obligations related to these estimated taxes, including estimated penalties and taxes, totaled $95.7 million and $138.4 million, respectively. With respect to lodging and related taxes for which a loss is probable or reasonably possible, the Company is unable to determine an estimate of the possible loss or range of loss beyond the amounts already accrued.

The Company’s potential obligations with respect to Lodging Taxes could be affected by various factors, which include, but are not limited to, whether the Company determines, or any tax authority asserts, that the Company has a responsibility to collect lodging and related taxes on either historical or future transactions or by the introduction of new ordinances and taxes which subject the Company’s operations to such taxes. Accordingly, the ultimate resolution of Lodging Taxes may be greater or less than reserve amounts that the Company has recorded.

The Company is currently involved in a number of lawsuits brought by certain states and localities involving the payment of Lodging Taxes. These jurisdictions are asserting that the Company is liable or jointly liable with hosts to collect and remit Lodging Taxes. These lawsuits are in various stages and the Company continues to vigorously defend these claims. The Company believes that the statutes at issue impose a Lodging Tax obligation on the person exercising the taxable privilege of providing accommodations, or the Company’s hosts. The ultimate resolution of these lawsuits cannot be determined at this time.

The imposition of such taxes on the Company could increase the cost of a guest booking and potentially cause a reduction in the volume of bookings on the Company’s platform, which would adversely impact the Company’s results of operations. The Company will continue to monitor the application and interpretation of lodging and related taxes and ordinances and will adjust accruals based on any new information or further developments.

The Company is under audit and inquiry by various domestic and foreign tax authorities with regard to non-income tax matters. The subject matter of these contingent liabilities primarily arises from the Company’s transactions with its hosts and guests, as well as the tax treatment of certain employee benefits and related employment taxes. In jurisdictions with disputes connected to transactions with hosts and guests, disputes involve the applicability of transactional taxes (such as sales, value-added, and similar taxes) to services provided, as well as the applicability of withholding tax on payments made to such hosts.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

Due to the inherent complexity and uncertainty of these matters and judicial processes in certain jurisdictions, the final outcomes may exceed the estimated liabilities recorded. During the years ended December 31, 2017, 2018 and 2019, the Company recorded $61.0 million of tax expense, $49.6 million of tax expense and $4.0 million of tax benefit related to estimated hosts’ withholding tax obligations, respectively. As of December 31, 2018 and 2019, the Company accrued a total of $122.0 million and $118.1 million of estimated tax liabilities related to hosts’ withholding tax obligations respectively. In addition, as of December 31, 2018 and 2019, the Company accrued a total of $35.6 million and $55.4 million of estimated tax liabilities related to certain employee benefits and related employment taxes respectively. Refer to Note 14, Income Taxes, for further discussion on other tax matters.

Legal and Regulatory Matters

The Company has been and is currently a party to various legal and regulatory matters arising in the normal course of business. Such proceedings and claims, even if not meritorious, can require significant financial and operational resources, including the diversion of management’s attention from the Company’s business objectives.

Regulatory Matters

The Company operates in a complex legal and regulatory environment and its operations are subject to various U.S. and foreign laws, rules, and regulations, including those related to: Internet activities; short-term rentals, long-term rentals and home sharing; real estate, property rights, housing and land use; travel and hospitality; privacy and data protection; intellectual property; competition; health and safety; protection of minors; consumer protection; employment; payments; taxation; and others. In addition, the nature of the Company’s business exposes it to inquiries and potential claims related to the compliance of the business with applicable law and regulations. In some instances, applicable laws and regulations do not yet exist or are being applied, interpreted or implemented to address aspects of the Company’s business, and such adoption or interpretation could further alter or impact the Company’s business.

In certain instances, the Company has been party to litigation with municipalities relating to or arising out of certain regulations. In addition, the implementation and enforcement of regulation can have an impact on the Company’s business.

New York, New York. In 2010, New York amended its state law to ban the short-term rental of multiple dwelling units in New York City unless a permanent resident is present during the stay. In October 2016, the state amended the law to also ban the advertising of such short-term rentals, and the Company filed a lawsuit against both the state and the city of New York challenging the applicability of the 2016 amendment to the Company. In November and December 2016, the Company settled the lawsuit against the state and the city, respectively, with each agreeing not to enforce the amended law against the Company. Separately, New York City interprets its Administrative Code to bar or regulate short-term rentals in New York City unless specific requirements are met. In July 2018, New York City enacted a new law requiring home sharing platforms to disclose detailed data on hosts and listings to the city on a monthly basis. In August 2018, the Company filed a lawsuit against the city challenging the new data disclosure law on constitutional grounds. In January 2019, a federal judge entered a preliminary injunction barring the law from going into effect. On February 13, 2020, the parties requested that the Court stay the

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Airbnb, Inc.

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action so that the parties could explore settlement. Absent settlement, summary judgment proceedings will proceed in 2020.

Japan. In June 2018, a new national law, the Japanese Private Lodging Act (Act No. 65 of 2017), went into effect to legalize the short-term rental of primary and secondary residences in Japan for up to 180 nights per fiscal year. Under the law, hosts are required to register their rental with the local government. The Company is also required to register as an intermediary (bai-kai) with the Japanese Tourism Agency, and the law prohibits any registered intermediary from intermediating an illegal listing, including unregistered listings. The Company is required to remove listings that do not post a valid registration/license number. At the time of the law’s implementation, the Company took down a significant number of listings and cancelled associated reservations. The Company is continuing to take steps to fully comply with the law.

Paris, France. In December 2017, Paris further tightened the rules around short-term rental regulations. Hosts of entire primary and secondary homes offered for short-term rentals are required to obtain and display a registration number from the city in any advertising of the rental in order to demonstrate compliance. In February 2018, the City of Paris initiated legal proceedings against the Company after it claimed to have discovered 67 non-registered and hence “illegal” listings on the Company’s platform, and sought an injunctive order to compel the Company to enforce compliance of the hosts’ registration obligations for existing and future listings. In March 2019, the court dismissed the case in a preliminary judgment. Separately, in February 2019, the City of Paris launched a second proceeding on similar grounds based on 1,010 illegal listings with a damages demand of €12.6 million. Pleadings in this case are scheduled in 2020.

In addition to the above matters, the Company has been and is currently party or subject to various other government inquiries, investigations and proceedings related to legal and regulatory requirements. For example, the Company is required to comply with governmental economic and trade sanctions laws administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and other similar international agencies. In many cases, these inquiries, investigations and proceedings can be complex, time consuming, costly to investigate, and can require significant company and management attention. For certain matters, the Company has investigated and is implementing recommended changes to its managerial, operational and compliance practices. The Company is unable to predict the outcomes and implications on the Company’s business, industry practices or online commerce more generally. Furthermore, the outcome of these proceedings could materially adversely affect the Company’s business, results of operations, and financial condition, including possible fines and penalties and requiring changes to operational activities and procedures.

Intellectual Property

The Company has been and is currently subject to claims relating to intellectual property, including alleged patent infringement. Adverse results in such lawsuits may include awards of substantial monetary damages, costly royalty or licensing agreements, or orders preventing the Company from offering certain features, functionalities, products, or services, and may also cause the Company to change its business practices or require development of non-infringing products or technologies, which could result in a loss of revenue or otherwise harm its business. To date, the Company has not incurred any material costs as a result of such cases and has not recorded any material liabilities in its consolidated financial statements related to such matters.

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Airbnb, Inc.

Notes to Consolidated Financial Statements

Litigation and Other Legal Proceedings

The Company has been and is currently subject involved in litigation and legal proceedings and subject to legal claims in the ordinary course of business. In addition to the above, these include legal claims asserting, among other things, commercial, competition, tax, employment, pricing, discrimination, consumer, personal injury, and property rights.

Depending on the nature of the claim, the Company may be subject to monetary damage awards, fines, penalties, and/or injunctive orders. Furthermore, the outcome of these matters could materially adversely affect the Company’s business, results of operations, and financial condition. The outcomes of legal proceedings are inherently unpredictable and subject to significant judgment to determine the likelihood and amount of loss related to such matters. While it is not possible to determine the outcomes, the Company believes based on its current knowledge that the resolution of all such pending matters will not, either individually or in the aggregate, have a material adverse effect on the Company’s business, results of operations, financial condition, or cash flows.

The Company establishes an accrued liability for loss contingencies related to legal matters when a loss is both probable and reasonably estimable. These accruals represent management’s best estimate of probable losses. Such currently accrued amounts are not material to the Company’s consolidated financial statements. However, management’s views and estimates related to these matters may change in the future, as new events and circumstances arise and the matters continue to develop. Until the final resolution of legal matters, there may be an exposure to losses in excess of the amounts accrued. With respect to outstanding legal matters, based on current knowledge, the amount or range of reasonably possible loss will not, either individually or in the aggregate, have a material adverse effect on the Company’s business, results of operations, financial condition, or cash flows. Legal fees are expensed as incurred.

Host Protections

The Company offers a Host Guarantee Program that provides protection of up to $1.0 million for direct physical loss or damage to a host’s covered property caused by guests during a confirmed booking and when the host and guest are unable to resolve the dispute. The Company retains risk and also maintains insurance from third parties on a per claim basis to protect the Company’s financial exposure under this program. In addition, through third-party insurers and self-insurance mechanisms, including a wholly owned captive insurance subsidiary created during the year ended December 31, 2019, the Company provides insurance coverage for third-party bodily injury or property damage liability claims that occur during a stay. This host protection insurance offering consists of a commercial general liability policy, with hosts and the Company as named insureds and landlords of hosts as additional insureds. The host protection insurance program provides primary coverage for up to $1.0 million per occurrence, subject to a $1.0 million cap per listing location, and includes various market standard conditions, limitations, and exclusions.

Indemnifications

The Company has entered into indemnification agreements with certain of its officers and directors. The indemnification agreements and the Company’s Amended and Restated Bylaws (the “Bylaws”) require the Company to indemnify these individuals to the fullest extent not prohibited by Delaware law. Subject to

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Airbnb, Inc.

Notes to Consolidated Financial Statements

certain limitations, the indemnification agreements and Bylaws also require the Company to advance expenses incurred by its directors and officers. No demands have been made upon the Company to provide indemnification under the indemnification agreements or the Bylaws, and thus, there are no claims that the Company is aware of that could have a material adverse effect on the Company’s business, results of operations, financial condition, or cash flows.

In the ordinary course of business, the Company has included limited indemnification provisions under certain agreements with parties with whom the Company has commercial relations of varying scope and terms with respect to certain matters, including losses arising out of its breach of such agreements or out of intellectual property infringement claims made by third parties. It is not possible to determine the maximum potential loss under these indemnification provisions due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, no significant costs have been incurred, either individually or collectively, in connection with the Company’s indemnification provisions.

Note 14. Income Taxes

The domestic and foreign components of income (loss) before income taxes were as follows (in thousands):

	Year Ended December 31,

	2017	2018	2019

Domestic	$(12,119)	$(73,711)	$(153,154)
Foreign	(46,980)	120,744	(258,549)
Income (loss) before income taxes	$(59,099)	$47,033	$(411,703)

The components of the provision for income taxes were as follows (in thousands):

	Year Ended December 31,

	2017	2018	2019

Current
Federal	$(23)	$7,573	$223,673
State	4,153	5,236	5,930
Foreign	10,997	56,101	38,660
Total current provision for income taxes	15,127	68,910	268,263
Deferred
Federal	(2,876)	(2,136)	(1,563)
State	5	30	(248)
Foreign	(1,309)	(2,911)	(3,816)
Total deferred benefit for income taxes	(4,180)	(5,017)	(5,627)
Total provision for income taxes	$10,947	$63,893	$262,636

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

The following is a reconciliation of the statutory federal income tax rate to the Company’s effective tax rate:

	Year Ended December 31,

	2017	2018	2019

Expected income tax expense at federal statutory rate	35.0%	21.0%	21.0%
State taxes, net of federal benefits	(5.1)	8.9	(0.2)
Foreign tax rate differential	(42.1)	0.6	(19.5)
Stock-based compensation	(4.2)	(2.2)	(0.9)
Acquisition related expenses	4.8	(0.3)	(0.3)
Other statutorily non-deductible expenses	(10.9)	14.0	(2.6)
Research and development credits	13.9	(32.5)	(0.9)
Uncertain tax positions—prior year positions	—	38.0	(53.0)
Uncertain tax positions—current year positions	(3.5)	21.3	(4.2)
Impact of U.S. tax reform	(87.6)	6.1	—
Other	0.5	—	0.2
Change in valuation allowance	80.7	60.9	(3.4)
Effective tax rate	(18.5)%	135.8%	(63.8)%

For the year ended December 31, 2017, the difference in the Company’s effective tax rate and the U.S. federal statutory tax rate was primarily due to a revaluation of the Company’s U.S. deferred tax assets from 35% to 21% as a result of U.S. tax reform, the recording of a full valuation allowance on its U.S. deferred tax assets, the realization of losses in zero rated foreign jurisdictions, and an income tax benefit of $2.8 million associated with Alternative Minimum Tax (“AMT”) credit carryovers due to the Tax Cuts and Jobs Act.

For the years ended December 31, 2018 and 2019, the difference in the Company’s effective tax rate and the U.S. federal statutory tax rate was primarily due to a change in the jurisdictional mix of earnings, the Company’s full valuation allowance on its U.S. deferred tax assets, and the Company’s uncertain tax positions.

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Airbnb, Inc.

Notes to Consolidated Financial Statements

The components of deferred tax assets and liabilities consisted of the following (in thousands):

	As of December 31,

	2018	2019

Deferred tax assets:
Net operating loss carryforwards	$15,685	$41,132
Tax credit carryforwards	58,128	61,141
Accruals and reserves	39,255	53,690
Non-income tax accruals	43,947	60,674
Stock-based compensation	32,777	38,230
Operating lease liabilities	—	77,536
Intangible assets	—	768,521
Other	15,296	15,671
Gross deferred tax assets	205,088	1,116,595
Valuation allowance	(190,583)	(1,024,005)
Total deferred tax assets	14,505	92,590
Deferred tax liabilities:
Property and equipment basis differences	(7,543)	(17,303)
Operating lease assets	—	(70,200)
Other	(1,107)	—
Total deferred tax liabilities	(8,650)	(87,503)
Total net deferred tax assets	$5,855	$5,087

In December 2019, the Company transferred certain intangible assets among its wholly-owned subsidiaries to align its structure to its evolving operations. The transfer resulted in a step-up in the tax basis of intellectual property rights and a correlated increase in foreign deferred tax assets of $789.6 million. Based on available objective evidence, management believes it is not more-likely-than-not that these additional foreign deferred tax assets will be realizable as of December 31, 2019 and, therefore, these deferred tax assets are offset by a full valuation allowance.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Act”). The Act makes broad and complex changes to the U.S. tax code, including, but not limited to: (i) reducing the U.S. federal corporate tax rate from 35% to 21%; (ii) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (iii) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (iv) requiring a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations; and (v) creating the base erosion anti-abuse tax, a new minimum tax. ASC 740, Income Taxes, requires companies to recognize the effect of the tax law changes in the period of enactment. However, the Securities and Exchange Commission staff issued Staff Accounting Bulletin 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act, which allows companies to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. The Company’s accounting

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Airbnb, Inc.

Notes to Consolidated Financial Statements

for the tax effects of the Act was completed during the year ended December 31, 2018, as described below.

As of December 31, 2017, the Company had made a reasonable estimate of the effects on its existing deferred tax balances and the one-time transition tax and recorded provisional amounts in the financial statements. The Company remeasured certain deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21%. The provisional amount recorded related to the remeasurement of the Company’s deferred tax balance was $44.3 million, which was offset by the corresponding movement in valuation allowance. In the fourth quarter of 2018, the Company completed its analysis to determine the effect of the Act and recorded reductions to its prior year unrecognized tax benefits of $10.2 million.

The one-time transition tax is based on the Company’s accumulated foreign subsidiary earnings not previously subject to U.S. income tax. The Company did not record a provisional amount for transition tax because the accumulated foreign subsidiary earnings were in an overall deficit.

Other significant items which were evaluated by the Company include the impact of the Global Intangible Low-Taxed Income (“GILTI”) and Foreign-derived Intangible Income (“FDII”) provisions of the Act. The GILTI provision imposes taxes on foreign earnings in excess of a deemed return on tangible assets. Regarding the new GILTI tax rules, the Company is required to make an accounting policy election to either treat taxes due on future GILTI inclusions in U.S. taxable income as a current period expense when incurred or reflect such portion of the future GILTI inclusions in U.S. taxable income that relate to existing basis differences in the Company’s current measurement of deferred taxes. The Company elected to account for GILTI under the Act as a period cost when the expense is incurred. The FDII imposes taxes on the excess returns earned directly by a U.S. company from foreign sales or services. The accounting for the deduction for FDII is similar to a special deduction and should be accounted for based on the guidance in ASC 740-10-25-37. The tax benefits for special deductions ordinarily are recognized no earlier than the year in which they are deductible on the tax return.

In determining the need for a valuation allowance, the Company weighs both positive and negative evidence in the various jurisdictions in which it operates to determine whether it is more likely than not that its deferred tax assets are recoverable. In assessing the ultimate realizability of its deferred tax assets, the Company considers all available evidence, including cumulative historic and forecasted losses, and as such, does not believe it is more likely than not that its U.S. and Ireland deferred tax assets will be realized. Accordingly, a full valuation allowance has been established in the United States and Ireland, and no deferred tax assets and related tax benefit have been recognized in the accompanying financial statements. There is, however, no valuation allowance in certain foreign jurisdictions that have cumulative income and expected future income.

For the year ended December 31, 2017, the net decrease in the Company’s valuation allowance compared to the prior year was primarily due to a decrease in net operating loss and tax credit carryforwards as a result of current year utilization and the remeasurement of the remaining deferred tax assets and liabilities due to the reduced 21% tax rate under the Act. The decrease was partially offset by an increase in accruals and reserves. For the year ended December 31, 2018, the net increase in the Company’s valuation allowance compared to the prior year was primarily due to an increase in tax credits generated, accruals,

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Airbnb, Inc.

Notes to Consolidated Financial Statements

reserves, and stock-based compensation. For the year ended December 31, 2019, the net increase in the Company’s valuation allowance compared to the prior year was primarily due to the step-up in tax basis of intellectual property rights created upon an intra-entity transfer, and the corresponding recording of valuation allowance, an increase in tax credits generated, accruals, reserves, and stock-based compensation.

As of December 31, 2018 and 2019, the Company had net operating loss carryforwards for federal income tax purposes of $15.9 million and $116.7 million, respectively. The federal net operating loss carryforwards will expire, if not utilized, beginning in 2034. As of December 31, 2018 and 2019, the Company had federal research and development tax credit carryforwards of $51.7 million and $84.1 million, respectively. The research and development tax credits will expire beginning in 2034 if not utilized.

As of December 31, 2018 and 2019, the Company had net operating loss carryforwards for state income tax purposes of $136.3 million and $167.6 million, respectively. The state net operating loss carryforwards will expire, if not utilized, beginning in 2033. As of December 31, 2018 and 2019, the Company had state research and development carryforwards and enterprise zone tax credit carryforwards of $48.0 million and $78.5 million, respectively. The research and development tax credits do not expire, and the enterprise zone tax credits will expire, if not utilized, beginning in 2023.

The Tax Reform Act of 1986 and similar California legislation impose substantial restrictions on the utilization of net operating losses and tax credit carryforwards in the event that there is a change in ownership as provided by Section 382 of the Internal Revenue Code and similar state provisions. Such a limitation could result in the expiration of the net operating loss carryforwards and tax credits before utilization.

A reconciliation of the beginning and ending amount of the Company’s total gross unrecognized tax benefits was as follows (in thousands):

	Year Ended December 31,

	2017	2018	2019

Balance at beginning of period	$37,927	$47,510	$69,837
Gross increases related to prior year tax positions	1,736	21,640	173,534
Gross decreases related to prior year tax positions	(385)	(11,792)	(5,029)
Gross increases related to current year tax positions	8,232	18,644	33,190
Reductions due to settlements with taxing authorities	—	(6,083)	(2,296)
Reduction due to lapse in statute of limitations	—	(82)	(260)
Balance at end of period	$47,510	$69,837	$268,976

The Company is in various stages of examination in connection with its ongoing tax audits globally, and it is difficult to determine when these examinations will be settled. The Company believes that an adequate provision has been recorded for any adjustments that may result from tax audits. However, the outcome of tax audits cannot be predicted with certainty. If any issues addressed in the Company’s tax audits are resolved in a manner not consistent with management’s expectations, the Company may be required to record an adjustment to the provision for income taxes in the period such resolution occurs. It is

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Airbnb, Inc.

Notes to Consolidated Financial Statements

reasonably possible that over the next 12-month period the Company may experience an increase or decrease in its unrecognized tax benefits as a result of tax examinations or lapses of the statute of limitations. However, an estimate of the range of the reasonably possible change in the next twelve months cannot be made.

As of December 31, 2018 and 2019, $31.2 million and $266.4 million, respectively, of unrecognized tax benefits represents the amount that would, if recognized, impact the Company’s effective income tax rate.

In accordance with the Company’s accounting policy, it recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. The Company’s accrual for interest and penalties was $5.8 million and $41.4 million as of December 31, 2018 and 2019, respectively.

The Company’s significant tax jurisdictions include the United States, California, and Ireland. The Company is currently under examination for income taxes by the Internal Revenue Service for the 2013 tax year. The Company is in the process of providing documentation in response to the inquiry. The primary issue under examination is the valuation of the Company’s international intellectual property which was sold to a subsidiary in 2013. In the year ended December 31, 2019, new information became available which required the Company to remeasure its reserve for unrecognized tax benefits. The Company recorded additional tax expense of $196.4 million during the year ended December 31, 2019.

On July 27, 2015, the United States Tax Court (the “Tax Court”) issued an opinion in Altera Corp. v. Commissioner (the “Tax Court Opinion”), which concluded that related parties in a cost sharing arrangement are not required to share expenses related to stock-based compensation. The Tax Court Opinion was appealed by the Commissioner to the Ninth Circuit Court of Appeals (the “Ninth Circuit”). On June 7, 2019, the Ninth Circuit issued an opinion (the “Ninth Circuit Opinion”) that reversed the Tax Court Opinion. On July 22, 2019, Altera Corp. filed a petition for a rehearing before the full Ninth Circuit. On November 12, 2019, the Ninth Circuit denied Altera Corp.’s petition for rehearing its case. The Company accordingly recognized tax expense of $26.6 million related to changes in uncertain tax positions during the year ended December 31, 2019. The Company will continue to monitor future developments in this case to determine if there will be further impacts to its consolidated financial statements.

In addition, in June 2018, the Company reached a preliminary settlement with certain tax authorities with regard to a transfer pricing audit. The Company used the new information obtained in the settlement to remeasure its reserve for unrecognized tax benefits in other jurisdictions relating to similar positions. The net impact to the provision for income taxes in 2018 as a result of the settlement and remeasurement was $34.6 million. There are other ongoing audits in various other jurisdictions that are not material to the Company’s financial statements. The Company’s 2008 to 2018 tax years remain subject to examination in the United States and California due to tax attributes, and its 2014 to 2018 tax years remain subject to examination in Ireland. The Company remains subject to possible examination in various other jurisdictions that are not expected to result in material tax adjustments.

The Company’s policy with respect to its undistributed foreign subsidiaries’ earnings is to consider those earnings to be indefinitely reinvested. As discussed above, the Act required a one-time transition tax on previously untaxed accumulated and current earnings and profit. Correspondingly, all undistributed

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Notes to Consolidated Financial Statements

earnings were deemed to be taxed in 2017 and distribution of the unremitted earnings will not have any significant U.S. federal and state income tax impact. The Company has not provided for the remaining tax effect, if any, of limited outside basis differences of its foreign subsidiaries. The determination of the future tax consequences of the remittance of these earnings is not practicable.

Note 15. Net Loss per Share and Unaudited Pro Forma Net Loss per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the periods indicated (in thousands, except per share amounts):

	Year Ended December 31,

	2017	2018	2019

Net loss attributable to Class A and Class B common stockholders	$(70,046)	$(16,860)	$(674,339)
Weighted-average shares in computing net loss per share attributable to Class A and Class B common stockholders, basic and diluted	127,503	128,163	130,278
Net loss per share attributable to Class A and Class B common stockholders, basic and diluted	$(0.55)	$(0.13)	$(5.18)

The rights, including the liquidation and dividend rights, of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. Each share of Class B common stock is convertible into a share of Class A common stock voluntarily at any time by the holder, and automatically upon certain events. The Class A common stock has no conversion rights. As the liquidation and dividend rights are identical for Class A and Class B common stock, the undistributed earnings are allocated on a proportional basis and the resulting net loss per share attributable to common stockholders will, therefore, be the same for both Class A and Class B common stock on an individual or combined basis.

There were no preferred dividends declared or accumulated for the years ended December 31, 2017, 2018 or 2019. As of December 31, 2017 and 2018, RSUs to be settled in 21,490,385 and 27,338,944 shares of Class B common stock, and warrants to purchase 218,265 and 95,958 shares of Class B common stock, were outstanding, respectively, and were excluded from the table below because they are subject to liquidity-event performance-based vesting conditions that were not achieved as of this date. As of December 31, 2019, RSUs to be settled in 35,102,552 shares of Class B common stock and 321,083 restricted stock awards were excluded from the table below because they are subject to liquidity-event performance-based vesting conditions that were not achieved as of such date.

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Additionally, the following securities were not included in the computation of diluted shares outstanding because the effect would be anti-dilutive (in thousands):

	As of December 31,

	2017	2018	2019

Warrants	101	194	119
Escrow shares	—	—	322
Stock options	22,247	23,100	23,256
Restricted stock awards	627	399	177
Restricted stock units	—	—	2,965
Redeemable convertible preferred stock	120,595	120,456	120,455
Total	143,570	144,149	147,294

Unaudited Pro Forma Net Loss per Share

The following table presents the calculation of pro forma basic and diluted net loss per share attributable to Class A and Class B common stockholders for the period indicated (in thousands, except per share amounts):

Year Ended December 31, 2019

Numerator:
Net loss attributable to Class A and Class B common stockholders
Denominator:
Weighted-average shares used in computing net loss per share attributable to Class A and Class B common stockholders, basic and diluted
Pro forma adjustment to reflect the assumed conversion of the redeemable convertible preferred stock to Class B common stock

Pro forma adjustment to reflect the issuance of Class B common stock upon the assumed vesting of the RSUs with liquidity-event performance-based vesting conditions, net of shares withheld for tax obligations

Pro forma weighted-average shares used in computing pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted
Pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted

Note 16. Employee Benefit Plan

The Company maintains a 401(k) defined contribution benefit plan that covers substantially all of its domestic employees. The plan allows U.S. employees to make voluntary pre-tax contributions in certain investments at the discretion of the employee, up to maximum annual contribution limits established by the U.S. Department of Treasury. The Company matched a portion of employee contributions totaling $4.9 million, $8.3 million and $20.6 million for the years ended December 31, 2017, 2018 and 2019, respectively. Both employee contributions and the Company’s matching contributions are fully vested upon contribution.

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Airbnb, Inc.

Notes to Consolidated Financial Statements

Note 17. Related Party Transactions

An executive officer of the Company serves on the board of directors of a payment processing vendor. The Company is party to a merchant agreement with the vendor whereby the Company earns transaction fees and incentives for offering its services to its customers in certain markets and satisfying certain base requirements pursuant to the agreement. The Company applies the transaction fees and incentives received to partially offset the merchant fees charged by the vendor. Net expense with this vendor was $25.8 million, $19.5 million and $130.8 million for the years ended December 31, 2017, 2018 and 2019, respectively, and was included in cost of revenue in the consolidated statements of operations. As of December 31, 2018 and 2019, amounts due to this vendor were not material and $17.9 million, respectively.

Note 18. Geographic Information

The following table sets forth the breakdown of revenue by geography, determined based on the location of the host’s listing (in thousands):

	Year Ended December 31,

	2017	2018	2019

United States	$777,302	$1,190,719	$1,770,550
International (1)	1,784,419	2,461,266	3,034,689
Total revenue	$2,561,721	$3,651,985	$4,805,239

(1)	No individual international country represented 10% or more of the Company’s total revenue for the periods presented.

The following table sets forth the breakdown of long-lived assets based on geography (in thousands):

	December 31,

	2018	2019

United States	$262,506	$547,288
Ireland	26,181	86,405
Other international	20,721	53,174
Total long-lived assets	$309,408	$686,867

Tangible long-lived assets as of December 31, 2018 and 2019 consisted of property and equipment and operating lease ROU assets. Long-lived assets attributed to the United States, Ireland and other international geographies are based upon the country in which the asset is located.

Note 19. Subsequent Events

The Company has evaluated subsequent events through March 3, 2020, the date these consolidated financial statements were available for issuance.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

Note 20. Events Subsequent to Original Issuance of Consolidated Financial Statements (unaudited)

The Company has evaluated subsequent events from March 3, 2020 through September 30, 2020, the date the consolidated financial statements were available for reissuance.

COVID-19 Pandemic

In December 2019, a novel strain of coronavirus disease (“COVID-19”) was reported and in March 2020, the World Health Organization characterized COVID-19 as a global pandemic. The COVID-19 pandemic has forced international, federal, state, and local governments to enforce prohibitions of non-essential activities.

The Company first saw the impact of COVID-19 in China in the last week of January, which when contained to China, had a minor impact on the entire business. The outbreak spread throughout Asia, and then through Europe, North America, and the rest of the world by the end of the first quarter of 2020. Since then, the Company has experienced a significant decline in revenue resulting from a decrease in bookings and an increase in cancellations. The extent and duration of the adverse impact of COVID-19 on the Company over the longer term remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of COVID-19, the extent and effectiveness of containment actions taken, including mobility restrictions, and the impact of these and other factors on travel behavior in general and on the Company’s business.

As a result, the Company has taken a number of actions in response to the significant decrease in bookings and the adverse impacts on its revenue, operating results, and financial condition as described below.

Extenuating Circumstances Policy

In March 2020, the Company announced cancellation policies resulting from COVID-19 under its extenuating circumstances policy, which allows greater flexibility for cancellations of reservations that are disrupted by epidemics, natural disasters, and other emergencies. Specifically, accommodation bookings made by guests on or before March 14, 2020, with a check-in date between March 14, 2020 and October 31, 2020, subject to further extension, are covered by the policy and may be canceled before check-in. Under its extenuating circumstances policy, the Company committed payments up to $250 million to eligible hosts impacted by COVID-19. The eligible reservations for this $250 million host program were defined as reservations made on or before March 14, 2020 with a check-in date between March 14, 2020 and May 31, 2020. For these reservations, all eligible hosts will be paid 25% of the amount they would have received from guests under normal cancellation circumstances. Payments under the extenuating circumstances policy are accounted for as consideration paid to a customer and as such, are expected to result in a reduction to revenue. For the year ending December 31, 2020, the Company expects to incur total payments ranging between $210 million to $250 million, primarily for hosts, under this policy, of which the majority has been incurred through the date of reissuance of these consolidated financial statements.

Loan Agreements

In April 2020, the Company entered into a $1.0 billion First Lien Credit and Guaranty Agreement (the “First Lien Credit Agreement,” and the loans thereunder, the “First Lien Loan”), resulting in proceeds of $961.4 million, net of debt discount and issuance costs. The loan is due and payable in April 2025. The

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

underlying loan can be repaid in whole or in part prior to April 2025 at the Company’s option, subject to applicable prepayment premiums and make-whole premiums. The Company can select a per annum interest rate equal to (i) 7.5% plus the London Interbank Offered Rate (customarily defined, with LIBOR replacement provisions consistent with the April 2019 Alternative Reference Rates Committee recommended fallback language for syndicated loans, “LIBOR”), subject to a floor of 1.0%, or (ii) 6.5% plus the greatest of (a) the prime rate, (b) the federal funds effective rate plus 0.5%, and (c) LIBOR for a one-month period plus 1%, subject to a floor of 2%. Interest is payable monthly or quarterly in arrears at the Company’s option depending on the selected per annum interest rate and interest period.

Also in April 2020, the Company entered into a $1.0 billion Second Lien Credit and Guaranty Agreement (the “Second Lien Credit Agreement,” and the loans thereunder, the “Second Lien Loan”), resulting in net proceeds of $967.5 million, net of debt discount and issuance costs. The loan is due and payable in July 2025. The underlying loan can be repaid in whole or in part prior to July 2025, subject to applicable prepayment premiums, make-whole premiums, and the priority of lenders under the First Lien Credit Agreement over any proceeds the Company receives from the sale of collateral. The Company can select the per annum interest rate equal to (i) 10% plus LIBOR, subject to a floor of 1%, or (ii) 9% plus the greatest of (a) the prime rate, (b) the federal funds effective rate plus 0.5%, and (c) LIBOR for a one-month period plus 1%, subject to a floor of 3%. Interest is payable monthly or quarterly in arrears, at the Company’s option depending on the selected per annum interest rate and interest period. In addition, at the Company’s election, payment-in-kind interest up to 5.5% per annum may be paid by increasing the principal amount of the Second Lien Loan by such amount.

The First Lien Loan and the Second Lien Loan are unconditionally guaranteed by certain of the Company’s domestic subsidiaries and are both secured by substantially all the assets of the Company and of these subsidiary guarantors.

The First Lien Loan and the Second Lien Loan contain customary affirmative and negative covenants, including restrictions on the Company’s and its subsidiaries’ ability to, among other things, incur debt and liens, undergo fundamental changes including mergers and consolidations, sell or transfer assets, pay dividends or other distributions, and make acquisitions, investments, loans, and advances.

In connection with the Second Lien Loan, the Company issued warrants to purchase 3,967,397 shares of Class A common stock with an initial exercise price of $56.71 per share, subject to adjustment upon the occurrence of certain specified events, to the Second Lien Loan lenders. The warrants expire on April 17, 2030 and the exercise price can be settled in cash or in net shares at the holder’s option. The fair value of the warrants at issuance was $116.6 million and was recorded as a liability on the consolidated balance sheet. The warrant liability will be subsequently remeasured to fair value at each reporting date as long as the warrants remain outstanding and unexercised with changes in fair value recorded in other income (expense), net in the consolidated statements of operations.

Restructuring

In May 2020, the Company’s management approved a restructuring plan to realign the Company’s business and strategic priorities based on the current market and economic conditions as a result of COVID-19. This worldwide restructuring plan included a 25% reduction in the number of full-time

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Notes to Consolidated Financial Statements

employees, or approximately 1,800 employees, as well as a reduction in the contingent workforce and amendments to certain commercial agreements. The restructuring is expected to be substantially complete in 2020, and the Company expects to incur restructuring charges ranging between $110 million to $120 million for the year ending December 31, 2020, of which the majority has been incurred through the date of reissuance of these consolidated financial statements.

Equity Incentive Plans

Since January 1, 2020, 1,244,658 stock options and 12,494,797 RSUs have been issued, which include 873,847 RSUs subject to only a service-based vesting condition and 11,620,950 RSUs with both service-based and liquidity-event performance-based vesting conditions. The service-based vesting condition is generally satisfied over four years, and the liquidity-event performance-based vesting condition is satisfied upon the occurrence of a qualifying liquidity event. Refer to Note 12, Redeemable Convertible Preferred Stock and Stockholders’ Deficit, for further details.

Legal and Regulatory Matters

In June 2020, the Company settled its lawsuit with New York City as detailed in Note 13, Commitments and Contingencies. Under the terms of the settlement, the city ordinance was amended to reduce the number of listings subject to data sharing and to provide for the confidentiality of data. The revised ordinance will go into effect in January 2021.

With respect to the City of Paris matter detailed in Note 13, Commitments and Contingencies, a judgment in this matter is expected in the fourth quarter of 2020.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Airbnb, Inc.

Schedule II—Valuation and Qualifying Accounts

The tables below detail the activity of the customer receivable reserve, insurance liabilities, and the valuation allowance on deferred tax assets for the years ended December 31, 2017, 2018, and 2019 (in thousands):

	Balance at Beginning of Period	Charged to Expenses	Charges Utilized/ Write-Offs	Balance at End of Period

Customer Receivable Reserve
Year Ended December 31, 2017	$21,079	$30,876	$(25,274)	$26,681
Year Ended December 31, 2018	$26,681	$49,028	$(49,743)	$25,966
Year Ended December 31, 2019	$25,966	$77,053	$(51,708)	$51,311

	Balance at Beginning of Period	Additions for Current Period	Changes in Estimates for Prior Periods	Net Payments	Balance at End of Period

Insurance Liabilities
Year Ended December 31, 2017	$1,246	$26,743	$4,414	$(20,818)	$11,585
Year Ended December 31, 2018	$11,585	$66,884	$3,775	$(38,332)	$43,912
Year Ended December 31, 2019	$43,912	$130,559	$(7,140)	$(94,558)	$72,773

	Balance at Beginning of Period	Charged (Credited) to Expenses	Charged to Other Accounts	Balance at End of Period

Valuation Allowance on Deferred Tax Assets
Year Ended December 31, 2017	$116,954	$(31,579)	$57,239	$142,614
Year Ended December 31, 2018	$142,614	$47,598	$371	$190,583
Year Ended December 31, 2019	$190,583	$824,628	$8,794	$1,024,005

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Through and including                ,                  (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us, in connection with the sale of our Class A common stock being registered. All amounts are estimates except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee, and the                  listing fee.

SEC registration fee	$ *
FINRA filing fee	*
listing fee	*
Printing fees and expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous fees and expenses	*
Total	$ *

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering and will contain provisions authorized by the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”) that limit the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as directors, except liability for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

Section 145 of the Delaware General Corporation Law, among other things, grants a Delaware corporation the power to, and authorizes a court to award, indemnification and advancement of expenses to officers, directors, and other corporate agents.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

We expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering and will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

In addition, the Delaware General Corporation Law provides that to the extent a present or former director or officer of the corporation has been successful on the merits or otherwise in defense of any generally indemnifiable action, suit, or proceeding, that such person shall be indemnified by the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with such action, suit, or proceeding. For any acts or omissions occurring after December 31, 2020, the officers referenced in the immediately preceding sentence could be more limited as a matter of Delaware law.

Further, we have entered into or intend to enter into indemnification agreements with each of our directors and executive officers. Subject to certain limitations, these indemnification agreements will require us, among other things, to indemnify such directors and executive officers for certain expenses and against certain liabilities including, among other things, attorneys’ fees, judgments, fines, and settlement amounts actually and reasonably paid or incurred by such director or officer in any action, suit, or proceeding arising out of their services as a director or officer or any other company or enterprise to which the person provides services at our request. Subject to certain exceptions, these indemnification agreements will also require us to advance certain expenses (including attorneys’ fees and disbursements) actually and reasonably paid or incurred by the directors and executive officers in advance of the final disposition of the action, suit, or proceeding. We believe that these indemnification agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included, or are included, in our amended and restated certificate of incorporation, amended and restated bylaws, and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We expect to obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The form of underwriting agreement for this initial public offering provides for indemnification by the underwriters of us and our officers and directors who sign this registration statement for specified liabilities, including matters arising under the Securities Act of 1933, as amended (the “Securities Act”).

Item 15. Recent Sales of Unregistered Securities.

Since June 30, 2017, we made sales of the following unregistered securities:

Plan-Related Issuances

Since June 30, 2017, we granted to our employees, consultants, and other service providers options to purchase an aggregate of 221,071 shares of our Class B common stock under our 2008 Equity Incentive Plan (“2008 Plan”), at exercise prices ranging from $91.83 to $99.56 per share.

Since June 30, 2017, we issued and sold to our employees, consultants, and other service providers an aggregate of 2,714,430 shares of our Class B common stock upon the exercise of stock options under our 2008 Plan, at exercise prices ranging from $0.0042 to $59.91 per share, for a weighted-average exercise price of $9.86 and aggregate consideration of approximately $26.8 million.

Since June 30, 2017, we granted to our employees, consultants, and other service providers options to purchase an aggregate of 3,818,968 shares of our Class B common stock under our 2018 Equity Incentive Plan (“2018 Plan”), at exercise prices ranging from $9.64 to $126.59 per share.

Since June 30, 2017, we issued and sold to our employees, consultants, and other service providers an aggregate of 4,810 shares of our Class B common stock upon the exercise of stock options under our 2018 Plan, at exercise prices ranging from $9.64 to $105.40 per share, for a weighted-average exercise price of $42.14 and aggregate consideration of approximately $0.2 million.

Since June 30, 2017, we granted to our employees, consultants, and other service providers options to purchase an aggregate of 145,118 shares of our Class A common stock under our Hotel Tonight, Inc. 2011 Equity Incentive Plan (“2011 Plan”), at exercise prices ranging from $35.02 to $52.37 per share.

Since June 30, 2017, we issued and sold to our employees, consultants, and other service providers an aggregate of 12,765 shares of our Class A common stock upon the exercise of stock options under our 2011 Plan, at exercise prices ranging from $35.02 to $45.33 per share, for a weighted-average exercise price of $45.29 and aggregate consideration of approximately $0.6 million.

Since June 30, 2017, we granted to our employees, consultants, and other service providers restricted stock units, representing an aggregate of 2,353,126 shares of our Class B common stock, under our 2008 Plan.

Since June 30, 2017, we granted to our employees, consultants, and other service providers restricted stock units, covering an aggregate of 32,915,770 shares of our Class B common stock, under our 2018 Plan.

Since June 30, 2017, we granted to our employees, consultants, and other service providers restricted stock units, representing an aggregate of 28,276 shares of our Class A common stock, under our 2011 Plan.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

The offers, sales, and issuances of the securities described above were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of such securities were our directors, employees, or bona fide consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

Warrants

Since June 30, 2017, we issued and sold to investors an aggregate of 118,878 shares of our Class B common stock upon the exercise of warrants, for an exercise price of $0.0001 per share. We received aggregate consideration of $12.

On October 31, 2017, we issued to a service provider a warrant to purchase an aggregate of 34,286 shares of our Class A common stock at an exercise price of $0.01. On March 28, 2018, the warrant was exercised to purchase 27,428 shares of our Class A common stock, and on December 12, 2018, the warrant was exercised to purchase 6,858 shares of our Class A common stock. We received aggregate consideration of $343.

On April 17, 2020, we issued to investors warrants to purchase an aggregate of 3,967,397 shares of our Class A common stock at an exercise price of $56.71.

The offers, sales, and issuances of the securities described above were deemed to be exempt from registration under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D under the Securities Act as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act.

Acquisitions

On December 10, 2018, we issued 45,948 restricted shares of our Class A common stock to securityholders of Luckey S.A.S. (“Luckey”) in connection with the acquisition of Luckey.

On April 15, 2019, we issued 1,588,426 shares of our Class A common stock and 94,212 restricted shares of our Class A common stock to securityholders of Hotel Tonight, Inc. (“HotelTonight”) in connection with the acquisition of HotelTonight.

On August 5, 2019, we issued 290,870 shares of our Class A common stock and 367,810 restricted shares of our Class A common stock to securityholders of Urbandoor Inc. (“Urbandoor”) in connection with the acquisition of Urbandoor.

The offers, sales, and issuances of the securities described above were deemed to be exempt from registration under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D under the Securities Act as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. All recipients had adequate access, through employment, business, or other relationships, to information about us.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Incorporated by Reference

Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith
1.1*	Form of Underwriting Agreement
3.1*	Restated Certificate of Incorporation, as currently in effect
3.2*	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the completion of this offering
3.3*	Bylaws, as currently in effect
3.4*	Form of Amended and Restated Bylaws, to be in effect immediately prior to the completion of this offering
4.1	Reference is made to Exhibits 3.1 through 3.4
4.2*	Form of Class A Common Stock Certificate
4.3*	Amended and Restated Investors’ Rights Agreement, dated April 17, 2020, by and among the Registrant and the investors listed therein
4.4*	Warrant to Purchase Class A Common Stock, dated April 17, 2020, issued to Redwood IV Finance 1, LLC
4.5*	Warrant to Purchase Class A Common Stock, dated April 17, 2020, issued to SLP Constellation Aggregator, L.P.
4.6*	Warrant to Purchase Class A Common Stock, dated April 17, 2020, issued to TAO Finance 1, LLC
4.7*	Warrant to Purchase Class A Common Stock, dated April 17, 2020, issued to TCS Finance (A), LLC
5.1*	Opinion of Latham & Watkins LLP
10.1*	Lease Agreement, dated June 9, 2017, by and among the Registrant and Big Dog Holdings LLC
10.2*	First Amendment to Lease Agreement by and among the Registrant and Big Dog Holdings LLC, effective February 7, 2019
10.3*	Office Lease Agreement, dated April 26, 2012, by and among the Registrant and 888 Brannan LP
10.4*	First Amendment to Office Lease Agreement, dated December 10, 2013, by and among the Registrant and 888 Brannan LP
10.5*	Second Amendment to Office Lease Agreement, dated May 29, 2014, by and among the Registrant and 888 Brannan LP
10.6*	Third Amendment to Office Lease Agreement, dated February 24, 2015, by and among the Registrant and 888 Brannan LP
10.7*	Fourth Amendment to Office Lease Agreement, dated May 13, 2015, by and among the Registrant and 888 Brannan LP
10.8*	Fifth Amendment to Office Lease Agreement, dated June 14, 2017, by and among the Registrant and 888 Brannan LP
10.9*	Sixth Amendment to Office Lease Agreement, dated September 26, 2019, by and among the Registrant and 888 Brannan LP
10.10(a)#*	2008 Equity Incentive Plan
10.10(b)#*	Form of Stock Option Grant Notice and Stock Option Agreement under 2008 Equity Incentive Plan
10.10(c)#*	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under 2008 Equity Incentive Plan
10.11(a)#*	2018 Equity Incentive Plan

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Incorporated by Reference

Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith
10.11(b)#*	Form of Stock Option Grant Notice and Stock Option Agreement under 2018 Equity Incentive Plan
10.11(c)#*	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under 2018 Equity Incentive Plan
10.12#*	Hotel Tonight, Inc. 2011 Equity Incentive Plan
10.13(a)#*	2020 Incentive Award Plan
10.13(b)#*	Form of Stock Option Grant Notice and Stock Option Agreement under the 2020 Incentive Award Plan
10.13(c)#*	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2020 Incentive Award Plan
10.13(d)#*	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2020 Incentive Award Plan
10.14#*	Employee Stock Purchase Plan
10.15#*	Employment Agreement by and between the Registrant and Brian Chesky
10.16#*	Employment Agreement by and between the Registrant and Joseph Gebbia
10.17#*	Employment Agreement by and between the Registrant and Nathan Blecharczyk
10.18#*	Employment Agreement by and between the Registrant and Dave Stephenson
10.19#*	Employment Agreement by and between the Registrant and Aristotle Balogh
10.20#*	Severance Agreement and Release of Claims by and between Registrant and Greg Greeley
10.21#*	Letter Agreement, dated March 25, 2020, by and between the Registrant and Belinda Johnson
10.22#*	Non-Employee Director Compensation Program
10.23#*	Form of Indemnification Agreement for Directors and Officers
10.24*	First Lien Credit and Guaranty Agreement, dated April 21, 2020, by and among the Registrant, certain subsidiaries of the Registrant, the Lenders party thereto, and Cortland Capital Market Services LLC
10.25*	Second Lien Credit and Guaranty Agreement, dated April 6, 2020, by and among the Registrant, certain subsidiaries of the Registrant, the Lenders party thereto, and Top IV Talents, LLC, as amended
10.26*	First Amendment to Second Lien Credit and Guaranty Agreement, dated April 17, 2020, by and among the Registrant, certain subsidiaries of the Registrant, the Lenders party thereto, and Top IV Talents, LLC
10.27*	Stock Transfer Agreement, dated May 21, 2020, by and among the Registrant, SLP Constellation Aggregator II, L.P. and Belinda Johnson
21.1*	List of Subsidiaries
23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (reference is made to the signature page to the Registration Statement)

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

(b) Financial Statement Schedules.

A financial statement schedule is included in the consolidated financial statements, which form part of this registration statement, and is incorporated herein by reference.

Item 17. Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on                 , 2020.

AIRBNB, INC.

By:
Brian Chesky Chief Executive Officer

Power of Attorney

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brian Chesky and Dave Stephenson, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution and resubstitution, for him or her and in his or her name, place, or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Brian Chesky	Chief Executive Officer and Director (Principal Executive Officer)	, 2020

Dave Stephenson	Chief Financial Officer (Principal Financial Officer)	, 2020

David Bernstein	Chief Accounting Officer (Principal Accounting Officer)	, 2020

Joseph Gebbia	Director	, 2020

Nathan Blecharczyk	Director	, 2020

Angela Ahrendts	Director	, 2020

Kenneth Chenault	Director	, 2020

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

Signature	Title	Date

Belinda Johnson	Director	, 2020

Jeffrey Jordan	Director	, 2020

Alfred Lin	Director	, 2020

Ann Mather	Director	, 2020